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As filed with the Securities and Exchange Commission on October 30, 2009

Registration No. 333-

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-80
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Pan American Silver Corp.
(Exact name of Registrant as specified in its charter)

British Columbia (Province or other Jurisdiction of Incorporation or Organization)	1044 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)

1500-625 Howe Street
Vancouver, British Columbia
Canada V6C 2T6
(604) 684-1175
(Address and telephone number of Registrant's principal executive offices)

CT Corporation
111 Eighth Avenue
New York, New York 10011
(212) 894-8940
(Name, address and telephone number of agent for service in the United States)

Copies to:
Riccardo A. Leofanti, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 222 Bay Street, Suite 1750, P.O. Box 258 Toronto, Ontario, Canada M5K 1J5 (416) 777-4700	Fred R. Pletcher, Esq. Borden Ladner Gervais LLP 1200 Waterfront Centre, 200 Burrard Street P.O. Box 48600 Vancouver, British Columbia, Canada V7X 1T2 (604) 687-5744

Approximate date of commencement of proposed sale of the securities to the public:
 As soon as practicable after this Registration Statement becomes effective.
Province of British Columbia, Canada
(Principal jurisdiction regulating this offering)

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Shares (1)	7,738,363 shares	$179,393,552.52	$10,010.16

Consideration Warrants (1)	3,101,549 warrants	—	—

Replacement Warrants (2)(3)	112,275 warrants	$314,315.50	$17.54

Total		$179,707,868.02	$10,027.70

(1)
In accordance with General Instruction IV.G of Form F-80, the registration fee for the Common Shares and the Consideration Warrants is calculated on the basis of the market value of common shares of Aquiline Resources Inc. held by United States residents and that may be cancelled in the exchange offer, being $182,281,784. Such value is calculated based upon 30,515,483 common shares of Aquiline Resources Inc. ("Aquiline") estimated to be held by United States residents on June 30, 2009, together with an additional 500,000 common shares of Aquiline that may become issued and outstanding during the exchange offer upon the exercise of in-the-money stock options by U.S. residents, and that may be cancelled in the exchange offer, and a market value per common share of Cdn$6.14 (based upon the average of the high and low prices for such common shares on the Toronto Stock Exchange on October 26, 2009). For purposes of this calculation, the market value per common of share of Cdn$6.14 has been converted to United States dollars based on an exchange rate of Cdn$1.00=US$0.9420, as reported by the Bank of Canada's noon rate for United States dollars on October 26, 2009.

(2)
In accordance with General Instruction IV.G of Form F-80, the registration fee for the various classes of Replacement Warrants is calculated on the basis of the book value of the related classes of warrants of Aquiline estimated to be held by United States residents and that may be cancelled in the exchange offer for such warrants computed as of June 30, 2009.

(3)
Replacement Warrants are comprised of the Registrant's February 2008 Replacement Warrants, May 2008 Replacement Warrants, October 2008 Replacement Warrants and November 2008 Replacement Warrants.

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

 PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Item 1.	Home Jurisdiction Documents
Document 1: Offers to Purchase and Circular
Document 2: Letter of Transmittal for the Common Shares of Aquiline
Document 3: Letter of Transmittal for the Common Share Purchase Warrants of Aquiline
Document 4: Letter of Transmittal for the Convertible Debenture of Aquiline
Document 5: Notice of Guaranteed Delivery
Item 2.	Informational Legends
See page iv of the outside cover page of the Offers to Purchase and Circular.
Item 3.	Incorporation of Certain Information by Reference
See "Documents Incorporated by Reference" in the Offers to Purchase and Circular and the list of exhibits included in Part II of the Registration Statement.
Item 4.	List of Documents Filed with the Commission
See "Registration Statement Filed with the SEC" in the Offers to Purchase and Circular.

The information in the Offers to Purchase and Circular may change. The Form F-80 will become effective immediately upon filing with the SEC. Neither the Offers to Purchase nor Circular is an offer to sell the securities issuable thereunder and we are not soliciting offers to buy these securities in any jurisdiction where the Offers are not permitted.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor. These Offers have not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of these Offers or upon the adequacy of the information contained in this document and it is an offence to claim otherwise.

October 30, 2009

PAN AMERICAN SILVER CORP.

OFFERS TO PURCHASE
all of the outstanding common shares, warrants and the convertible debenture of
AQUILINE RESOURCES INC.
on the basis of

  •
  0.2495 of a Pan American Share and 0.1 of a Pan American Consideration Warrant for each Aquiline Share

  •
  0.2495 of a Pan American Replacement Warrant for each Aquiline Warrant

  •
  a Replacement Debenture of Pan American for the Convertible Debenture of Aquiline

THESE OFFERS TO PURCHASE WILL BE OPEN FOR ACCEPTANCE UNTIL 9:00 P.M. EASTERN TIME ON DECEMBER 7, 2009 (THE "EXPIRY TIME"), UNLESS EXTENDED OR WITHDRAWN.

DIRECTORS' RECOMMENDATION

The board of directors of Aquiline unanimously recommends that Aquiline Shareholders ACCEPT the Share Offer and DEPOSIT their Aquiline Shares under the Share Offer.

The board of directors of Aquiline is not making a recommendation to Aquiline Warrantholders or to the Convertible Debentureholder as to whether to accept or reject the Warrant Offers or the Debenture Offer for the reasons set out in the accompanying Directors' Circular.

Pan American Silver Corp. ("Pan American", the "Offeror", "we", or "us") hereby makes the following offers (the "Offers" or the "Offers to Purchase"), upon and subject to the respective terms and conditions described herein:

(a)
to purchase all of the issued and outstanding common shares (the "Aquiline Shares") of Aquiline Resources Inc. ("Aquiline"), including any Aquiline Shares that may become issued and outstanding after the date of the Offers but prior to the Expiry Time upon the exchange, conversion or exercise of any securities of Aquiline that are convertible into or exchangeable or exercisable for Aquiline Shares, but excluding Aquiline Shares owned by the Offeror or its affiliates, for consideration consisting of 0.2495 of a common share of Pan American (a "Pan American Share") and 0.1 of a common share purchase warrant of Pan American (a "Pan American Consideration Warrant") for each Aquiline Share (the "Share Offer"). Each whole Pan American Consideration Warrant entitles the holder thereof to purchase one Pan American Share at the price of Cdn.$35.00 per Pan American Share for a period of five years from the initial Take-Up Date (as herein defined). All other terms and conditions of the Pan American Consideration Warrants shall be governed by the warrant indenture to be dated on or prior to the initial Take-Up Date (the "Warrant Indenture") between Pan American and Computershare Trust Company of Canada (the "Trustee"), as trustee thereunder, described in Section 9 of the Circular, "Certain Information Concerning Pan American and the Pan American Securities — Pan American Consideration Warrants";

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(b)
to purchase any and all of the outstanding common share purchase warrants of Aquiline (the "Aquiline Warrants"), comprised of the February 2008 Warrants, the May 2008 Warrants, the October 2008 Warrants and the November 2008 Warrants (all as defined herein), but excluding Aquiline Warrants owned by the Offeror or its affiliates, as follows:

(i)
to purchase any and all of the outstanding February 2008 Warrants for consideration consisting of 0.2495 of a February 2008 Replacement Warrant (as defined herein) of Pan American for each February 2008 Warrant, with each whole February 2008 Replacement Warrant exercisable to purchase from Pan American one Pan American Share at an exercise price of Cdn.$52.10 per Pan American Share;

(ii)
to purchase any and all of the outstanding May 2008 Warrants for consideration consisting of 0.2495 of a May 2008 Replacement Warrant (as defined herein) of Pan American for each May 2008 Warrant, with each whole May 2008 Replacement Warrant exercisable to purchase from Pan American one Pan American Share at an exercise price of Cdn.$40.08 per Pan American Share;

(iii)
to purchase any and all of the outstanding October 2008 Warrants for consideration consisting of 0.2495 of a October 2008 Replacement Warrant (as defined herein) of Pan American for each October 2008 Warrant, with each whole October 2008 Replacement Warrant exercisable to purchase from Pan American one Pan American Share at an exercise price of Cdn.$10.02 per Pan American Share; and

(iv)
to purchase any and all of the outstanding November 2008 Warrants for consideration consisting of 0.2495 of a November 2008 Replacement Warrant (as defined herein) of Pan American for each November 2008 Warrant, with each whole November 2008 Replacement Warrant exercisable to purchase from Pan American one Pan American Share at an exercise price of Cdn.$10.02 per Pan American Share,

  (collectively, the "Warrant Offers"). All other terms and conditions of the February 2008 Replacement Warrants, the May 2008 Replacement Warrants, the October 2008 Replacement Warrants and the November 2008 Replacement Warrants (collectively, the "Pan American Replacement Warrants"), including the term to expiry, conditions to and manner of exercising, will be, except as otherwise described in Section 9 of the Circular, "Certain Information Concerning Pan American and the Pan American Securities — Pan American Replacement Warrants", the same as the specific class of Aquiline Warrants for which a class of Pan American Replacement Warrants are exchanged, and shall be governed by the terms of replacement certificates evidencing such Pan American Replacement Warrants; and

(c)
to purchase the outstanding Convertible Debenture (as defined herein) for consideration consisting of a Replacement Debenture (as defined herein) of Pan American, which may be converted into either:

(i)
363,854 Pan American Shares at a conversion price of Cdn.$48.10 per Pan American Share; or

(ii)
a contract granting the holder of the Convertible Debenture the right to purchase 12.5% of the life of the mine payable silver from the Loma de La Plata mine at the Navidad Project (as defined herein),

  (the "Debenture Offer"). All other terms and conditions of the Replacement Debenture, including the term to expiry, conditions to and the manner of conversion, will be, except as otherwise described in Section 9 of the Circular, "Certain Information Concerning Pan American and the Pan American Securities — Replacement Debenture", the same as the Convertible Debenture, and shall be governed by the terms of a replacement agreement evidencing such Replacement Debenture.

The Pan American Consideration Warrants and the Pan American Replacement Warrants may not be exercised by any U.S. Person (as defined herein) or by any person within the United States or for the account or benefit of any U.S. Person or any person within the United States unless and until the distribution of the Pan American Shares issuable upon exercise of such warrants is registered under the 1933 Act (as defined herein). The offer and sale of the Replacement Debenture to the Convertible Debentureholder (as defined herein), who is not a U.S. Person or a person within the United States, is not covered by the registration statement on Form F-80 of which the Offers to Purchase and Circular form a part. Instead, such offers and sale are being made by Pan American pursuant to an exemption from registration under the 1933 Act provided by Rule 903 of Registration S thereunder.

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The Offers are subject to the conditions set forth in Section 4 of the Offers to Purchase, "Conditions of the Offers", including without limitation there being validly deposited under, and not withdrawn from, the Share Offer at the Expiry Time that number of Aquiline Shares which, when combined with all Aquiline Shares then held by Pan American and its affiliates, represents not less than 66 2/3% of the then outstanding Aquiline Shares on a Partially-Diluted Basis (as defined herein).

The Offeror has entered into Lock-Up Agreements with each of the directors and senior management of Aquiline (the "Locked-Up Shareholders") pursuant to which the Locked-Up Shareholders have agreed to deposit all Aquiline Securities (as defined herein) owned by the Locked-Up Shareholders, comprising 6,447,096 Aquiline Shares and 1,758,333 Aquiline In-Money Options assumed to be converted into Aquiline Shares prior to the expiry of the Mandatory Extension (as defined herein), together representing approximately 9.79% of Aquiline Shares (on a partially-diluted basis (as defined herein)), and 38,000 Aquiline Warrants, to each Offer, subject to certain conditions, and not to withdraw such Aquiline Securities except in certain circumstances. In addition, the Locked-Up Shareholders have agreed to exchange all Aquiline Out-of-Money Options for Pan American Replacement Options. See Section 14 of the Circular, "Commitments to Acquire Aquiline Securities; Lock-Up Agreements".

As of the date hereof, Pan American and its affiliates beneficially own, directly or indirectly, 1,650,000 Aquiline Shares, representing approximately 2.16% of the issued and outstanding Aquiline Shares, and 1,500,000 October 2008 Warrants. The Aquiline Shares are listed on the Toronto Stock Exchange (the "TSX") (symbol: AQI). The Pan American Shares are listed on the TSX (symbol: PAA) and the Nasdaq Global Market ("NASDAQ") (symbol: PAAS). On October 13, 2009, the last trading day prior to the public announcement of the Offeror's intention to make the Offers, the closing price of the Aquiline Shares on the TSX was Cdn.$5.47, and the closing prices of the Pan American Shares on the TSX and NASDAQ were Cdn.$26.71 and $25.92, respectively. Based on the share price of the Pan American Shares on the TSX on October 13, 2009 and assuming a value of Cdn.$0.81 for each 0.1 of a Pan American Consideration Warrant, the consideration comprising the Share Offer represented a premium of approximately 36.6% over the closing price of the Aquiline Shares on the TSX, and a premium of 62.0% over the volume weighted average trading price of the Aquiline Shares on the TSX for the ten trading days ended October 13, 2009.

For a discussion of the risks and uncertainties to consider in assessing each of the Offers, see "Business Combination Risks" in Section 7 of the Circular and the risks and uncertainties described in Pan American's Annual Information Form for the year ended December 31, 2008, which is incorporated by reference in the Offers to Purchase and Circular. See Section 10 of the Circular, "Documents Incorporated by Reference".

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offers are not being made or directed to, nor will deposits of Aquiline Securities be accepted from or on behalf of, Aquiline Securityholders in any jurisdiction in which the making or acceptance of the Offers would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offers to Aquiline Securityholders in any such jurisdiction.

The Offers to purchase the Aquiline Shares and the Aquiline Warrants are made by a Canadian issuer that is permitted, under a multi-jurisdictional disclosure system adopted by the United States (the "MJDS"), to prepare the Offers to Purchase and Circular in accordance with the disclosure requirements of Canada. Aquiline Securityholders should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus, may not be comparable to financial statements of United States companies.

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Aquiline Securityholders should be aware that the disposition of these Aquiline Securities and acquisition of the Pan American Securities (as defined herein) may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such Aquiline Securityholders are encouraged to consult their own tax advisors. See "Canadian Federal Income Tax Considerations" in Section 20 of the Circular and "Material U.S. Federal Income Tax Consequences" in Section 21 of the Circular.

The enforcement by investors of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that Pan American is incorporated under the laws of the Province of British Columbia, and Aquiline is incorporated under the laws of the Province of Ontario, that some or all of their officers and directors and experts may be residents of a foreign country, and that all or a substantial portion of the assets of Pan American and Aquiline and said persons may be located outside the United States.

The Pan American Securities offered pursuant to the Offers have not been approved or disapproved by the Securities and Exchange Commission (the "SEC") or any other regulatory authority nor has the SEC or any other regulatory authority passed upon the accuracy or adequacy of the Offers to Purchase or Circular. Any representation to the contrary is a criminal offence.

Aquiline Securityholders should be aware that, during the Offer Period (as herein defined), Pan American or its affiliates, directly or indirectly, may bid for or make purchases of Aquiline Securities, as permitted by applicable laws or regulations of Canada or its Provinces or territories. See "Notice to Securityholders in the United States".

Registered Aquiline Securityholders who wish to accept any of the Offers and deposit their Aquiline Securities must properly complete and execute the applicable accompanying Letter of Transmittal (printed on YELLOW paper for the Aquiline Shares, printed on BLUE paper for the Aquiline Warrants and printed on PINK paper for the Convertible Debenture) or a manually signed facsimile thereof and deposit it, together with the certificates representing their Aquiline Securities and all other required documents, at the Toronto office of the Depositary in accordance with the instructions in the applicable Letter of Transmittal or request their broker, dealer, bank, trust company or other nominee to effect the transaction on their behalf. Alternatively, Registered Aquiline Securityholders may: (a) accept the Share Offer by following the procedures for book-entry transfer of Aquiline Shares described in Section 3 of the Offers to Purchase, "Manner of Acceptance — Acceptance by Book-Entry Transfer"; or (b) accept any of the Offers where the certificates representing their Aquiline Securities are not immediately available, or if the certificates and all of the required documents cannot be provided to the Depositary before the Expiry Time, by following the procedures for guaranteed delivery described in Section 3 of the Offers to Purchase, "Manner of Acceptance — Procedure for Guaranteed Delivery", using the accompanying Notice of Guaranteed Delivery (as defined herein) (printed on GREEN paper) or a manually signed facsimile thereof. Aquiline Securityholders whose Aquiline Securities are registered in the name of a nominee should consult their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Aquiline Securities. Aquiline Securityholders will not be required to pay any fee or commission if they accept any of the Offers by depositing Aquiline Securities directly with the Depositary.

The Offeror has engaged Kingsdale Shareholder Services Inc. ("Kingsdale") to act as the depositary (the "Depositary") under the Offers and Kingsdale has also been engaged to act as the information agent (the "Information Agent") to provide a resource for information for the Offeror. Questions and requests for assistance may be directed to Kingsdale. Contact details for Kingsdale may be found below and on the back page of this document. Additional copies of this document and related materials may be obtained without charge on request from the Depositary and Information Agent at its office specified below and on the back page of this document. Copies of this document and related materials may also be found at www.sedar.com and www.sec.gov.

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The Depositary and Information Agent for the Offers is:

By Mail	By Registered, by Hand or by Courier
The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361 Toronto, Ontario M5X 1E2	The Exchange Tower 130 King Street West, Suite 2950, Toronto, Ontario M5X 1E2

North American Toll Free Phone:

1-888-518-6824

E-mail: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: 416-867-2272

v

 NOTICE TO AQUILINE SECURITYHOLDERS IN THE UNITED STATES

        The Offers to purchase the Aquiline Shares and Aquiline Warrants are made by a Canadian issuer that is permitted, under the MJDS, to prepare the Offers to Purchase and Circular in accordance with the disclosure requirements of Canada. Aquiline Securityholders should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus, may not be comparable to financial statements of United States companies.

        The Offers are being made for the securities of a Canadian "foreign private issuer", as such term is defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), that does not have securities registered under Section 12 of the Exchange Act. Accordingly, the Offers are not subject to Section 14(d) of the U.S. Exchange Act, or Regulation 14D thereunder. The Offers are being conducted in accordance with Section 14(e) of the U.S. Exchange Act and Regulation 14E thereunder as applicable to a tender offer (i) in which less than 40% of the class of securities outstanding that is subject to the tender offer is held by U.S. holders and (ii) that is conducted under the MJDS and cross-border tender offer rules that permit the Offeror, a Canadian foreign private issuer, to prepare the Offers to Purchase and Circular in accordance with the disclosure requirements of Canadian provincial and federal law. The Offers to purchase the Aquiline Shares and Aquiline Warrants are made in the United States with respect to securities of a "foreign private issuer", as such term is defined in Rule 3b-4 under the U.S. Exchange Act, in accordance with Canadian provincial and federal corporate and takeover offer rules.

        Aquiline Securityholders should be aware that the disposition of Aquiline Securities and acquisition of the Pan American Securities (as defined herein) may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such Aquiline Securityholders are encouraged to consult their own tax advisors. See "Canadian Federal Income Tax Considerations" in Section 20 of the Circular and "Material U.S. Federal Income Tax Consequences" in Section 21 of the Circular.

        The enforcement by investors of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that Pan American is incorporated under the laws of the Province of British Columbia and Aquiline is incorporated under the laws of Ontario, that some or all of their officers and directors and experts may be residents of a foreign country, and that all or a substantial portion of the assets of Pan American and Aquiline and said persons may be located outside the United States.

        Pan American has filed with the SEC a Registration Statement on Form F-80 and other documents and information, and expects to mail the Offers to Purchase and Circular to Aquiline Shareholders concerning the Offers and the proposed combination of Pan American and Aquiline. Pursuant to Section V(D) of the Form F-80 instructions, the Offeror is exempt from filing a Tender Offer Statement on Schedule TO. Aquiline Securityholders are urged to read the Registration Statement and Offers to Purchase and Circular and any other relevant documents filed with the SEC, because they contain important information. Investors and Aquiline Securityholders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Pan American will be available free of charge from Pan American. You should direct requests for documents to the Corporate Secretary, Pan American Silver Corp., Suite 1500 – 625 Howe Street, Vancouver, British Columbia, V7X 2T2, telephone: 604-684-1175. To obtain timely delivery, such documents should be requested not later than November 30, 2009, being five Business Days before the Expiry Date (as defined herein).

        The Pan American Securities offered pursuant to the Offers have not been approved or disapproved by the SEC or any other regulatory authority nor has the SEC or any other regulatory authority passed upon the accuracy or adequacy of the Offers to Purchase or Circular. Any representation to the contrary is a criminal offence.

        Pan American is subject to the information requirements of the U.S. Exchange Act and, in accordance with the U.S. Exchange Act, files reports and other information with the SEC. Under a multi-jurisdictional disclosure system adopted by the United States, some reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. In addition, Pan American is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and their respective officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Pan American's U.S. Exchange Act reports and other information filed with the SEC may be inspected and copied at the public reference facilities maintained by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operations and location of the public reference facilities of the SEC. Copies of the material Pan American files with the SEC may be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website (www.sec.gov) that makes available reports and other information that Pan American files or furnishes electronically.

        Aquiline Securityholders should be aware that, during the Offer Period (as herein defined), Pan American or its affiliates, directly or indirectly, may bid for or make purchases of Aquiline Securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

 NOTICE TO AQUILINE OPTIONHOLDERS

        No Offer is made for Aquiline Options (as defined herein) or any other rights to acquire Aquiline Shares (other than the Aquiline Warrants or the Convertible Debenture). Any holder of Aquiline Options or other rights to acquire Aquiline Shares who wishes to accept the Share Offer must exercise such Aquiline Options or other rights to obtain Aquiline Shares and deposit certificates representing the Aquiline Shares issued upon such exercise under the Share Offer. Any such exercise must be sufficiently in advance of the Expiry Time to assure the holders of Aquiline Options or other rights to acquire Aquiline Shares that they will have Aquiline Share certificate(s) available for deposit before the Expiry Time (and in the case of Aquiline In-Money Options by not later than the expiry of the Mandatory Extension) or in sufficient time to comply with the procedures referred to in Section 3 of the Offers to Purchase, "Manner of Acceptance — Procedure for Guaranteed Delivery". The income tax consequences to holders of Aquiline Options or any other rights to acquire Aquiline Shares (other than the Aquiline Warrants) are not described under "Canadian Federal Income Tax Considerations" in Section 20 of the Circular or under "Material U.S. Federal Income Tax Consequences" in Section 21 of the Circular. Any holders of Aquiline Options or any other rights to acquire Aquiline Shares (other than the Aquiline Warrants or Convertible Debenture) should consult their own tax advisors for advice with respect to the actual or potential income tax consequences to them in connection with a decision they may make to exercise, or not to exercise, their Aquiline Options or other rights to acquire Aquiline Shares prior to the Expiry Time or thereafter.

        Subject to the receipt of all Government Authorizations (as defined herein), the board of directors of Aquiline will make such necessary amendments to the Aquiline Stock Option Plan (as defined herein) and take all such steps as may be necessary or desirable (including obtaining waivers and consents) to allow any person holding Aquiline Options pursuant to the Aquiline Stock Option Plan, that may do so under Securities Laws, to exercise their unvested Aquiline In-Money Options (as defined herein) on an accelerated vesting basis solely for the purpose of tendering under the Share Offer all Aquiline Shares issued upon such exercise prior to the expiry of the Mandatory Extension (as defined herein), provided that any such amendment shall provide that if a holder fails to exercise the Aquiline In-Money Options held prior to the expiry of the Mandatory Extension, such Aquiline In-Money Options shall expire and be of no further force and effect and the holder thereof shall have no further claim in respect thereof. Subject to the foregoing, Aquiline has agreed under the Support Agreement (as defined herein) to give notice promptly following the mailing of the Offers to Purchase and Circular to all persons holding Aquiline Options of:

  (a)
  the vesting of all unvested Aquiline Options; and

  (b)
  the termination of all non-exercised Aquiline In-Money Options upon expiry of the Mandatory Extension, in each case conditional upon the Offeror taking up and paying for Aquiline Shares under the Share Offer.

        Aquiline has agreed under the Support Agreement to use its commercially reasonable efforts to facilitate all persons holding Aquiline In-Money Options to exercise all of their Aquiline In-Money Options and to deposit all Aquiline Shares issued upon such exercise to the Share Offer within ten days of the initial Take-Up Date (or such longer period or periods of time the Offeror may extend the Share Offer).

        Pursuant to the terms of the Support Agreement, upon the Offeror being bound to take-up and pay for at least that number of Aquiline Shares as is required to satisfy the Minimum Tender Condition (as defined herein) and having received all Government Authorizations as are required to be obtained under any applicable Laws, each Aquiline Out-of-Money Option (as defined herein) to purchase Aquiline Shares which is outstanding and has not been duly exercised prior to the Expiry Time, will be exchanged for a fully vested option (each a "Pan American Replacement Option") to purchase from the Offeror the number of Pan American Shares (rounded to the nearest whole Pan American Share) equal to: (i) the Exchange Ratio; multiplied by (ii) the number of Aquiline Shares otherwise issuable upon the exercise of such Aquiline Out-of-Money Option immediately prior to the Expiry Time. Such Pan American Replacement Option shall provide for an exercise price per Pan American Share (rounded up to the nearest whole cent) equal to: (i) the exercise price per Aquiline Share otherwise issuable upon the exercise of Aquiline Out-of-Money Option; divided by (ii) the Exchange Ratio. All other terms and conditions of each Pan American Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the Aquiline Out-of-Money Option for which it is exchanged, and shall be governed by the terms of the Aquiline Stock Option Plan, except for the provisions in the Aquiline Stock Option Plan that related to the early termination of an Aquiline Out-of-Money Option as a result of the cessation of the optionee's position as a director, officer or employee of Aquiline which shall be amended to provide that an officer or employee whose employment is terminated (other than for cause or by reason of death) or a director who ceases to be a director (other than by reason of death) may exercise his or her Pan American Replacement Options during the period ending on the expiry of the exercise period therefor under the Aquiline Stock Option Plan.

        Pan American has agreed under the Support Agreement to take all corporate action necessary to reserve for issuance a sufficient number of Pan American Shares for delivery upon the exercise of the Pan American Replacement Options that will be issued in exchange for the Aquiline Out-of-Money Options as described above. Pan American has also agreed to file a registration statement on Form S-8 with the SEC to cover the offer and sale of Pan American Shares underlying the Pan American Replacement Options.

INFORMATION CONCERNING AQUILINE

        Except as otherwise indicated herein, the information concerning Aquiline contained in the Offers to Purchase and Circular has been taken from, or is based upon, publicly available information and records on file with Canadian securities regulatory authorities and other public sources. Although the Offeror has no knowledge that would indicate that any statements contained herein concerning Aquiline taken from or based on such information and records are untrue or incomplete, neither the Offeror nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of Aquiline's financial statements or Aquiline's mineral resource estimates, or for any failure of Aquiline to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Offeror. Pan American has limited means of verifying the accuracy or completeness of any of the information contained herein that is derived from Aquiline's publicly available information and records or whether there has been a failure by Aquiline to disclose events that may have occurred or may affect the significance or accuracy of any information.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

        The Offers to Purchase and Circular, and the documents incorporated by reference herein, contain certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian provincial securities laws relating to Pan American, Aquiline and their respective operations. All statements, other than statements of historical fact, are forward-looking statements or information. When used in the Offers to Purchase and Circular, the words "anticipate", "will", "believe", "estimate", "expect", "intend", "target", "plan", "goals", "objectives", "pro forma", "forecast", "schedule", "may" and other similar words and expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things:

  •
  the successful integration of Aquiline's business and operations with Pan American;

  •
  the satisfaction or waiver of the conditions precedent to the Support Agreement;

  •
  the scheduled Expiry Time;

  •
  future financial strength, performance and growth of Pan American;

  •
  future access to market liquidity;

  •
  future diversified political and operational risk;

  •
  value creation and growth for Aquiline Securityholders;

  •
  the sufficiency of Pan American's current or future working capital, anticipated operating cash flow or its ability to raise necessary funds including, without limitation, future ability to access equity financing markets;

  •
  the accuracy of mineral reserve and resource estimates and estimates of future production and future cash and total costs of production at Huaron, Morococha, Quiruvilca, Alamo Dorado, La Colorada, Manantial Espejo, San Vicente or other properties;

  •
  future successful development of the Navidad Project and other development projects of the Combined Company (as defined herein);

  •
  the accuracy of mineral reserve and resource estimates of the Combined Company;

  •
  pro forma financial information for the Combined Company including without limitation pro forma net cash and short term investments and working capital of the Combined Company;

  •
  future improved capital market presence and access to equity research coverage for Aquiline Shareholders;

  •
  benefits to Aquiline Securityholders from transitioning their investments from an exploration-stage company to a major silver producer;

  •
  estimated production rates for silver and other payable metals produced by Pan American, timing of production and the cash and total costs of production at each of Pan American's properties;

  •
  the estimated cost of and availability of funding for ongoing capital, replacement, improvement or remediation programs;

  •
  access to, and availability of funding for, the construction and development of the Combined Company's projects, including the Navidad Project;

  •
  the estimates of expected or anticipated economic returns from a mining project, as reflected in feasibility studies or other reports prepared in relation to development of projects;

  •
  estimated exploration expenditures to be incurred on the Combined Company's various silver exploration properties;

  •
  compliance with environmental, health, safety and other laws and regulations;

  •
  the effects of laws, regulations and government policies affecting Pan American's operations and the Combined Company, including but not limited to, laws in the Province of Chubut, Argentina which, among other things, currently prohibit open pit mining and the use of cyanide in mining and which, as currently enacted, would likely render any future construction and development of the Navidad Project uneconomic or not possible at all;

  •
  forecast capital and non-operating spending;

  •
  future sales of the metals, concentrates or other products produced by Pan American;

  •
  continued access to necessary infrastructure, including without limitation access to power, lands and roads to carry on activities as planned; and

  •
  Pan American's plans and expectations for its properties and operations.

        These statements reflect the current views of Pan American with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by Pan American, are inherently subject to significant business, economic, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward looking statements contained in the Offers to Purchase and Circular and Pan American has made assumptions based on or related to many of these factors. Such factors include, without limitation: the fluctuations in spot and forward markets for silver, gold, base metals and certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in currency markets (such as the Peruvian sol, Mexican peso, Argentine peso and Bolivian boliviano versus the U.S. dollar and Canadian dollar); risks related to the technological and operational nature of Pan American and Aquiline's businesses; changes in national and local government permitting, legislation, taxation, controls or regulations and political or economic developments in

x

Canada, United States, Mexico, Peru, Argentina, Bolivia or other countries where Pan American and Aquiline may carry on business in the future; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial activities, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); risks relating to the creditworthiness and financial condition of suppliers, refiners and other parties which Pan American deals with; inadequate insurance or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of mineral reserves as properties are mined; global financial conditions; business opportunities it may be presented to, or pursued by Pan American; Pan American's ability to complete and successfully integrate acquisitions; challenges to, or difficulties in maintaining, Pan American's or Aquiline's title to properties and continued ownership thereof; litigation; the actual results of current exploration activities, conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors; discrepancies between actual and estimated production, price volatility, increased competition in the mining industry for properties, equipment, qualified personnel, and their costs; and those factors identified under caption "Risks Related To Pan American's Business" in Pan American's most recent Form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities and those factors that have been identified under the caption "Description Of Business — Risk Factors" in Aquiline's Annual Information Form filed with certain Canadian provincial securities regulatory authorities. Aquiline Securityholders are cautioned against attributing undue certainty or reliance on forward-looking statements. Although Pan American has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Pan American does not intend and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances where any other events affecting such statements or information, other than as required by applicable Laws. Please see "Cautionary Note to United States Investors Concerning Mineral Resource Calculations" below. Investors are cautioned against attributing undue reliance on forward-looking statements or information.

CAUTIONARY NOTE TO UNITED STATES INVESTORS
CONCERNING MINERAL RESOURCE CALCULATIONS

        Information in the Offers to Purchase and Circular, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. Without limiting the foregoing, the Offers to Purchase and Circular, including the documents incorporated by reference herein, use the terms "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". United States Aquiline Securityholders are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Mineral resources that are not mineral reserves have no demonstrated economic viability. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Aquiline Securityholders in the United States are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into reserves. Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of "inferred mineral resources" will ever be upgraded to a higher category. Therefore, United States Aquiline Securityholders are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report "resources" as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in the Offers to Purchase and Circular or in the documents incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

        NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in or incorporated by reference in the Offers to Purchase and Circular have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of the SEC, and mineral reserve and mineral resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by United States companies.

PRESENTATION OF FINANCIAL INFORMATION AND EXCHANGE RATE INFORMATION

        Pan American presents its consolidated financial statements in United States dollars. Aquiline presents its consolidated financial statements in Canadian dollars. Unless stated otherwise or the context otherwise requires, all references in the Offers to Purchase and Circular to "dollars", "$" or "US$" are to United States dollars and all references to "Cdn.$" are to Canadian dollars. Except as otherwise indicated, all financial statements and financial data contained in, or incorporated by reference into, the Offers to Purchase and Circular have been prepared in accordance with Canadian GAAP, which differ in certain significant respects from U.S. GAAP. For a description of the material differences between Canadian GAAP and U.S. GAAP as they relate to the Pan American's financial statements, see note 22 to Pan American's audited consolidated financial statements for the years ended December 31, 2008 and 2007 and the supplemental financial information relating to the reconciliation of Pan American's unaudited financial statements for the three and six months ended June 30, 2009 and 2008, which are incorporated by reference into the Offers to Purchase and Circular.

        The following table sets forth, for each period indicated, the closing, high, low and average noon exchange rates for Canadian dollars expressed in U.S. dollars, as reported by the Bank of Canada:

	Six months ended June 30, 2009	Six months ended June 30, 2008	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006
Closing	$0.8602	$0.9817	$0.8166	$1.0120	$0.8581
High	$0.9236	$1.0289	$1.0289	$1.0905	$0.9099
Low	$0.7692	$0.9686	$0.7711	$0.8437	$0.8528
Average(1)	$0.8308	$0.9931	$0.9441	$0.9348	$0.8820

(1)
Calculated as an average of the daily noon rates for each period.

        On October 13, 2009, the last trading day before the announcement of Pan American's intention to make the Offers, the noon buying rate of exchange as reported by the Bank of Canada was Cdn.$1.00 = $0.9711.

NON-GAAP MEASURES

        The documents incorporated by reference in the Offers to Purchase and Circular refer to various non-GAAP measures, such as "cash and total cost per ounce of silver", which are used by Pan American to manage and evaluate operating performance at each of Pan American's mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning. To facilitate a better understanding of these measures as calculated by Pan American, please refer to Pan American's management's discussion and analysis for the year ended December 31, 2008 where detailed descriptions and reconciliations, where applicable, have been provided. See Section 10 of the Circular, "Documents Incorporated by Reference".

 QUESTIONS AND ANSWERS ABOUT THE OFFERS

        The following are some of the questions with respect to the Offers that you, as an Aquiline Securityholder, may have and the answers to those questions. This questions and answers section is not meant to be a substitute for the more detailed descriptions and information contained in the Offers to Purchase and Circular, the Letters of Transmittal and the Notice of Guaranteed Delivery. Therefore, we urge you to carefully read the entire Offers to Purchase and Circular, the Letters of Transmittal and the Notice of Guaranteed Delivery prior to making any decision regarding whether or not to tender your Aquiline Securities. We have included cross-references in these questions and answers to other sections of the Offers to Purchase and Circular where you will find more complete descriptions of the topics mentioned below. Unless otherwise defined herein, capitalized terms have the meanings given to them in the section entitled "Definitions".

WHO IS OFFERING TO PURCHASE MY AQUILINE SECURITIES?

        We, Pan American, are a major silver producer incorporated under the laws of the Province of British Columbia, Canada. At present, we have eight operating mines in Mexico, Peru, Argentina and Bolivia. We also carry on mineral exploration programs in all of the aforementioned countries. The principal mineral product generated from our mining operations is silver, although gold, zinc, lead and copper are also produced and sold. Our shares are listed for trading on the TSX (symbol: PAA) and NASDAQ (symbol: PAAS).

        See "Pan American" in Section 1 of the Circular.

WHAT IS PAN AMERICAN PROPOSING?

        We are offering to purchase all of the issued and outstanding Aquiline Shares, Aquiline Warrants and the Convertible Debenture subject to the terms and conditions set forth in the Offers to Purchase and Circular.

        See Section 1 of the Offers to Purchase, "The Offers" and Section 4 of the Offers to Purchase, "Conditions of the Offers".

WHY DOES PAN AMERICAN WANT TO ACQUIRE AQUILINE?

        Our mission is to be the world's largest and lowest cost primary silver mining company. We believe that the acquisition of Aquiline will help us achieve that mission by bringing Aquiline's promising development properties, particularly the Navidad Project in Chubut, Argentina, into our development pipeline and, ultimately, into production.

        See Section 5 of the Offers to Purchase, "Purpose of the Offers and Plans for Aquiline".

WHAT DOES AQUILINE'S BOARD OF DIRECTORS THINK ABOUT THE OFFERS?

        The board of directors of Aquiline, after receiving the recommendation of a special committee of independent directors created by Aquiline to oversee the transaction process, has unanimously determined that the Share Offer is FAIR to Aquiline Shareholders and is in the BEST INTEREST of Aquiline, and unanimously recommends that Aquiline Shareholders ACCEPT the Share Offer and DEPOSIT their Aquiline Shares under the Share Offer.

        The board of directors of Aquiline is not making a recommendation to Aquiline Warrantholders or to the Convertible Debentureholder as to whether to accept or reject the Warrant Offers or the Debenture Offer for the reasons set out in Aquiline's Directors' Circular dated October 30, 2009 (the "Directors' Circular"), which accompanies the Offers to Purchase and Circular.

        We urge Aquiline Securityholders to review carefully the Directors' Circular and, in particular, the factors considered by the board of directors of Aquiline under the heading "Recommendation of the Board of Directors" in the Directors' Circular.

WILL AQUILINE'S DIRECTORS AND SENIOR MANAGEMENT BE ACCEPTING THE OFFERS?

        Yes. Each of the directors and senior management of Aquiline has entered into a Lock-Up Agreement with us pursuant to which the Locked-Up Shareholder has agreed to deposit all of the Aquiline Securities owned by him or her — comprising 6,447,096 Aquiline Shares and 1,758,333 Aquiline In-Money Options (as defined herein) assumed to be converted into Aquiline Shares prior to the expiry of the Mandatory Extension (as defined herein), together representing approximately 9.79% of Aquiline Shares (on a partially-diluted basis), and 38,000 Aquiline Warrants — to the Offers, subject to certain conditions, and not to withdraw such Aquiline Securities except in certain circumstances.

        See Section 14 of the Circular, "Commitments to Acquire Securities of Aquiline; Lock-Up Agreements".

WHY SHOULD I ACCEPT THE OFFERS?

        Pan American believes that the Offers will deliver greater value to Aquiline Securityholders than Aquiline remaining as a stand-alone company because:

  •
  We are offering a significant premium to Aquiline Shareholders over the market price for Aquiline Shares;

  •
  The Pan American Consideration Warrants available under the Share Offer provide leveraged upside exposure to increases in the price of Pan American Shares;

  •
  We believe that Aquiline Shareholders will benefit from the significantly greater liquidity of Pan American Shares;

  •
  We believe that Pan American is uniquely positioned to advance development of the Navidad Project in Argentina;

  •
  We believe that Aquiline Securityholders will benefit from the transition of their investment from an exploration-stage company to a major silver producer with eight operating silver mines in Peru, Mexico, Argentina and Bolivia, while still enjoying ongoing participation in the Navidad Project;

  •
  Following the acquisition of Aquiline, Pan American will have a world class reserve and resource base, including approximately 224 million ounces of proven and probable silver reserves, and measured and indicated resources (inclusive of reserves) totalling approximately 945 million ounces of silver;

  •
  Pan American currently has none of its silver production or reserves hedged, thus maintaining upside to increasing silver prices for Aquiline Securityholders;

  •
  Pan American currently has the financial strength to fund the continued development of the Navidad Project as well as Pan American's existing exploration and development projects;

  •
  We believe that Aquiline Shareholders will benefit from an improved capital market presence and access to equity research coverage;

  •
  The Offers arose as a result of a review of strategic alternatives undertaken by Aquiline following its receipt of an unsolicited cash proposal earlier this year. Pan American's Share Offer was the most attractive proposal arising out of that process; and

  •
  The Share Offer has been structured as an all-security offer that will allow certain non-U.S. Aquiline Shareholders who tender to the Share Offer to do so on a tax efficient basis.

        See Section 6 of the Circular, "Reasons to Accept the Offers".

DOES PAN AMERICAN HAVE ANY EXPERIENCE DEVELOPING SILVER MINES OR OPERATING IN ARGENTINA?

        Yes. Pan American is widely recognized as an industry leader in silver mine construction and operations, having built or expanded five silver mines in the last six years. One of these mines, Manantial Espejo, which was commissioned and began commercial production in early 2009, is located in the province of Santa Cruz, Argentina, which neighbours the province of Chubut, Argentina in which Aquiline's Navidad Project is located.

        Pan American's wholly-owned subsidiary, Minera Triton Argentina S.A., which operates the Manantial Espejo mine, was named 2009 Mining Company of the Year by Panorama Minero Magazine and Argentina's Association for the Development of the Mining Industry (FUNDAMIN), demonstrating Pan American's commitment to responsible mining.

IS PAN AMERICAN'S FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER MY AQUILINE SECURITIES TO THE OFFERS?

        Yes. Pan American Securities will be issued to Aquiline Securityholders who validly deposit their Aquiline Securities under the Offers, so you should consider Pan American's financial condition before you decide to accept the Offers and deposit your Aquiline Securities. In considering our financial condition, you should review the documents included and incorporated by reference in the Offers to Purchase and Circular, including the unaudited pro forma consolidated financial information of Pan American attached at Schedule "A" to the Offers to Purchase and Circular, because they contain detailed business, financial and other information about us.

        See Section 1 of the Circular, "Pan American" and Section 10 of the Circular "Documents Incorporated by Reference".

WHAT CONSIDERATION IS PAN AMERICAN OFFERING FOR MY AQUILINE SECURITIES?

        Pan American is offering to purchase:

  •
  All of the outstanding Aquiline Shares (other than Aquiline Shares owned by the Offeror or its affiliates) on the basis of 0.2495 of a Pan American Share and 0.1 of a Pan American Consideration Warrant for each Aquiline Share;

  •
  Any and all of the outstanding Aquiline Warrants (other than Aquiline Warrants owned by the Offeror or its affiliates), comprising February 2008 Warrants, May 2008 Warrants, October 2008 Warrants and November 2008 Warrants, in exchange for 0.2495 of a Pan American Replacement Warrant, comprising February 2008 Replacement Warrants, May 2008 Replacement Warrants, October 2008 Replacement Warrants and November 2008 Replacement Warrants, respectively; and

  •
  The outstanding Convertible Debenture of Aquiline in exchange for a Replacement Debenture.

        See "The Offers" in Section 1 of the Offers to Purchase.

IS A PREMIUM BEING OFFERED FOR MY AQUILINE SHARES?

        Yes. On October 13, 2009, which is the last trading day prior to our announcement of our intention to make the Offers, the closing price of the Aquiline Shares on the TSX was Cdn.$5.47, and the closing prices of the Pan American Shares on the TSX and NASDAQ were Cdn.$26.71 and $25.92, respectively. Based on the share price of the Pan American Shares on the TSX on October 13, 2009 and assuming a value of Cdn.$0.81 for each 0.1 of a Pan American Consideration Warrant, the implied value of the Share Offer was Cdn.$7.47 per Aquiline Share, which represented a premium of approximately 36.6% over the closing price of the Aquiline Shares on the TSX on October 13, 2009, and a premium of 62.0% over the volume weighted average trading prices of the Aquiline Shares on the TSX for the ten trading days ended October 13, 2009.

        See "Reasons to Accept the Offers" in Section 6 of the Circular.

WHAT ARE THE TERMS OF THE PAN AMERICAN CONSIDERATION WARRANTS?

        Under the Share Offer, Pan American is offering to purchase all of the outstanding Aquiline Shares (other than Aquiline Shares owned by the Offeror or its affiliates) on the basis of 0.2495 of a Pan American Share and 0.1 of a Pan American Consideration Warrant for each Aquiline Share.

        Each whole Pan American Consideration Warrant will entitle the holder thereof to purchase one Pan American Share at the price of Cdn.$35.00 per Pan American Share for a period of five years from the initial Take-Up Date. All other terms and conditions of the Pan American Consideration Warrants shall be governed by the Warrant Indenture described in Section 9 of the Circular, "Certain Information Concerning Pan American and the Pan American Securities — Pan American Consideration Warrants".

        The Pan American Consideration Warrants will not be listed on any stock exchange. The Pan American Consideration Warrants may not be exercised by any U.S. Person or by any person within the United States or for the account or benefit of any U.S. Person or any person within the United States unless and until the distribution of the Pan American Shares issuable upon exercise of the Pan American Consideration Warrants is registered under the 1933 Act. Pan American has agreed to use its commercially reasonable best efforts to cause a registration statement for such Pan American Shares to be declared effective under the 1933 Act no later than the date that is 120 days after the Expiry Time.

        See "Certain Information Concerning Pan American and the Pan American Securities — Pan American Consideration Warrants" in Section 9 of the Circular.

WHAT ARE THE TERMS OF THE PAN AMERICAN REPLACEMENT WARRANTS?

        Under the Warrant Offers, Pan American is offering to purchase any and all of the outstanding Aquiline Warrants on the basis of 0.2495 of a Pan American Replacement Warrant for each Aquiline Warrant. In particular, Pan American is offering to exchange: February 2008 Replacement Warrants for February 2008 Warrants; May 2008 Replacement Warrants for May 2008 Warrants, October 2008 Replacement Warrants for October 2008 Warrants; and November 2008 Replacement Warrants for November 2008 Warrants.

        Each whole Pan American Replacement Warrant will be exercisable to purchase from Pan American one Pan American Share at the following exercise prices:

Pan American Replacement Warrant	Exercise Price
(Cdn.$)
February 2008 Replacement Warrant	52.10
May 2008 Replacement Warrant	40.08
October 2008 Replacement Warrant	10.02
November 2008 Replacement Warrant	10.02

subject to adjustment in certain circumstances specified in the applicable Pan American Replacement Warrant Certificate.

        Except as described in Section 9 of the Circular, "Certain Information Concerning Pan American and the Pan American Securities — Pan American Replacement Warrants", all other terms and conditions of the Pan American Replacement Warrants, including the term to expiry, conditions to and manner of exercising, will be the same as the specific class of Aquiline Warrants for which a class of Pan American Replacement Warrants are exchanged, and shall be governed by the terms of replacement certificates evidencing such Pan American Replacement Warrants.

        None of the Pan American Replacement Warrants will be listed on any stock exchange. The Pan American Replacement Warrants may not be exercised by any U.S. Person or by any person within the United States or for the account or benefit of any U.S. Person or any person within the United States unless and until the distribution of the Pan American Shares issuable upon exercise of such warrants is registered under the 1933 Act. The Offeror has agreed to use its commercially reasonable best efforts to cause a registration statement in respect of the Pan American Shares issuable upon exercise of the Pan American Replacement Warrants to be declared effective under the 1933 Act no later than the date that is 120 days after the Expiry Time.

        The Pan American Replacement Warrants will not entitle holders to receive any Pan American Consideration Warrants upon exercise. If Aquiline Warrantholders wish to receive Pan American Consideration Warrants under the Offers, they will need to exercise their Aquiline Warrants prior to the Expiry Time and deposit the Aquiline Shares issued upon such exercise into the Share Offer.

        See "Certain Information Concerning Pan American and the Pan American Securities — Pan American Replacement Warrants" in Section 9 of the Circular.

WILL FRACTIONAL SECURITIES BE ISSUED UNDER THE OFFERS?

        No. Pan American will not issue fractional Pan American Shares or Pan American Consideration Warrants. Instead, where an Aquiline Securityholder is to receive Pan American Shares or Pan American Consideration Warrants as consideration under the Offers and the aggregate number of Pan American Shares or Pan American Consideration Warrants to be issued to such Aquiline Securityholder would result in a fraction of a Pan American Share or Pan American Consideration Warrant being issuable, the number of Pan American Shares or Pan American Consideration Warrants to be received by such Aquiline Securityholder will be rounded down to the nearest whole number.

HOW MANY PAN AMERICAN SHARES COULD BE ISSUED PURSUANT TO THE OFFERS?

        We expect to issue approximately 20,122,267 Pan American Shares based on the number of Aquiline Shares outstanding as at October 13, 2009 (excluding the Aquiline Shares and Aquiline Warrants already owned by Pan American) and assuming that all of the Aquiline Shares outstanding as at October 13, 2009 are acquired upon completion of the Offers and any Compulsory Acquisition or any Subsequent Acquisition Transaction, and assuming that none of the holders of Aquiline Options or Aquiline Warrants elect to exercise their Aquiline Options or Aquiline Warrants in advance of the successful completion of the Offer, except for Aquiline In-Money Options, the October 2008 Warrants and the November 2008 Warrants, as these securities are "in-the-money", with Aquiline shareholders holding approximately 18.7% of the 107,347,940 Pan American Shares that would be outstanding following the successful completion of the Offers. The foregoing number does not include the issuance of Pan American Shares upon the exercise of any Pan American Consideration Warrants, February 2008 Replacement Warrants, May 2008 Replacement Warrants or Replacement Debenture issued pursuant to the Offers or upon the exercise of Pan American Options.

        On a fully-diluted basis, assuming the exercise of all Pan American Consideration Warrants, February 2008 Replacement Warrants, May 2008 Replacement Warrants, October 2008 Replacement Warrants, November 2008 Replacement Warrants, all Aquiline In-Money Options and Pan American Replacement Options issuable pursuant to the Offers (but excluding the issuance of Pan American Shares upon the exercise of the Replacement Debenture), Pan American would issue approximately 29,251,593 Pan American Shares pursuant to the Offers (assuming that all Aquiline In-Money Options, October 2008 Warrants and November 2008 Warrants are exercised prior to the Expiry Time and the Aquiline Shares issued on the exercise thereof are tendered to the Share Offer), representing approximately 24.9% pro forma ownership of Pan American taking into account all of the issued and outstanding Pan American Shares — assuming exercise of all Pan American Options outstanding as at October 13, 2009.

        See Section 1 of the Offers to Purchase, "The Offers".

WILL MY OWNERSHIP AND VOTING RIGHTS AS A SECURITYHOLDER OF PAN AMERICAN BE THE SAME AS MY OWNERSHIP AND VOTING RIGHTS AS A SECURITYHOLDER OF AQUILINE?

        As noted above, Pan American expects to issue approximately 20,122,267 Pan American Shares in connection with the Offers, which would result in there being a total of approximately 107,347,940 Pan American Shares outstanding, with Aquiline Securityholders holding approximately 18.7% of those Pan American Shares (based on the number of Aquiline Shares outstanding as of October 13, 2009 and assuming the exercise of all Aquiline In-Money Options, October 2008 Warrants and November 2008 Warrants outstanding as at October 13, 2009 and that the Aquiline Shares issuable upon such exercise are tendered to the Share Offer, but not including the exercise of any other securities convertible into Pan American Shares). Each Aquiline Share carries the right to one vote at meetings of Aquiline Shareholders. Each Pan American Share carries the right to one vote at meetings of Pan American Shareholders.

        The Pan American Consideration Warrants and the Pan American Replacement Warrants do not carry the right to vote at meetings of Pan American Shareholders.

        The terms and conditions of the Pan American Consideration Warrants shall be governed by the Warrant Indenture. The terms and conditions of the Pan American Replacement Warrants, including the term to expiry, conditions to and manner of exercising, will be, except as described in Section 9 of the Circular, "Certain Information Concerning Pan American and the Pan American Securities — Pan American Consideration Warrants", the same as the specific class of Aquiline Warrants for which the Pan American Replacement Warrants are exchanged, and shall be governed by the terms of a replacement certificates evidencing such Pan American Replacement Warrants.

        See Section 9 of the Circular, "Certain Information Concerning Pan American and the Pan American Securities".

WILL I BE ABLE TO TRADE THE PAN AMERICAN SECURITIES I RECEIVE?

        You will be able to trade the Pan American Shares, Pan American Consideration Warrants and Pan American Replacement Warrants that you receive under the Offers. Statutory exemptions allow such trading in Canada, and upon our registration statement on Form F-80 filed with the SEC becoming effective in the United States, non-affiliates will be able to trade their Pan American Shares, Pan American Consideration Warrants and Pan American Replacement Warrants received under the Offers in the United States.

        In connection with the Offers, we have applied to list on the TSX and NASDAQ the Pan American Shares offered to Aquiline Shareholders pursuant to the Share Offer and any Pan American Shares purchased upon the exercise of the Pan American Consideration Warrants, Pan American Replacement Warrants and the Replacement Debenture issued pursuant to the Offers. The Pan American Consideration Warrants and the Pan American Replacement Warrants, however, will not be listed on any stock exchange. Accordingly, opportunities to trade the Pan American Consideration Warrants and Pan American Replacement Warrants may be limited.

        Please note, however, that the Pan American Consideration Warrants and the Pan American Replacement Warrants may not be exercised by any U.S. Person or by any person within the United States or for the account or benefit of any U.S. Person or any person within the United States unless and until the distribution of the Pan American Shares issuable upon exercise of such Warrants is registered under the 1933 Act. Pan American has agreed to use its commercially reasonable best efforts to cause a registration statement covering such Pan American Shares to be declared or become effective under the 1933 Act no later than the date that is 120 days after the Expiry Time.

WHAT ARE THE MOST IMPORTANT CONDITIONS TO THE SHARE OFFER?

        The Share Offer is subject to a number of conditions, including:

  1.
  Aquiline Shareholders must validly deposit and not withdraw before the Expiry Time that number of Aquiline Shares which, when combined with the number of Aquiline Shares then owned by Pan American and its affiliates, represents not less than 66 2/3% of the total number of issued and outstanding Aquiline Shares, on a Partially-Diluted Basis;

  2.
  Pan American shall have determined, acting reasonably, that there shall not exist a Material Adverse Effect in respect of Aquiline;

  3.
  All approvals, waiting or suspensory periods (and any extensions thereof), waivers, permits, consents, reviews, sanctions, orders, rulings, decisions, declarations, certificates and exemptions of: (i) any Government Authority having jurisdiction in Canada, Argentina (which includes Argentine anti-trust regulators), or the United States that are necessary to complete the Share Offer will have been obtained or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions that are not adverse to Pan American, or (ii) any third party with respect to the Share Offer, which if not obtained at or prior to the Expiry Time would have a Material Adverse Effect with respect to Aquiline; and

  4.
  All necessary orders, authorizations or consents which are required under all applicable Laws and the rules and policies of the TSX and NASDAQ for the listing of the Pan American Shares issuable pursuant to the Share Offer or Pan American Shares issuable upon the exercise of the Pan American Consideration Warrants shall have been obtained.

        The Share Offer is subject to certain other conditions in addition to those above. A more detailed discussion of the conditions to the Share Offer can be found in "Conditions to the Offers" in Section 4 of the Offers to Purchase. Furthermore, a detailed summary of the principal regulatory approvals required in connection with the Share Offer can be found in "Regulatory Matters" in Section 18 of the Circular.

WHAT ARE THE MOST IMPORTANT CONDITIONS TO THE WARRANT OFFERS AND DEBENTURE OFFER?

        The Warrant Offers and Debenture Offer are subject to the following conditions:

  1.
  Each of the conditions to the Share Offer shall have been satisfied, or where permitted by the terms of the Support Agreement, waived by the Offeror.

  2.
  There shall not exist any prohibition at law in Canada or the United States against the Offeror making the Warrant Offers or the Debenture Offer, taking up and paying for Aquiline Warrants or the Convertible Debenture deposited under an Offer or completing a Second-Step Transaction; and

  3.
  All necessary orders, authorizations or consents which are required under all applicable Laws and the rules and policies of the TSX and the NASDAQ for the creation and issuance of the Pan American Replacement Warrants and the Replacement Debenture and the allotment, reservation for issuance of the Pan American Shares issuable upon the exercise of the Pan American Replacement Warrants or the conversion of the Replacement Debenture shall have been obtained.

        A more detailed discussion of the conditions to the Warrant Offers and the Debenture Offer can be found in "Conditions of the Offers" in Section 4 of the Offers to Purchase. Furthermore, a detailed summary of the principal regulatory approvals required in connection with the Offers can be found in "Regulatory Matters" in Section 18 of the Circular.

ARE THE OFFERS CONDITIONAL ON DUE DILIGENCE IN ANY WAY?

        The Offers are not subject to any due diligence conditions.

ARE THE OFFERS CONDITIONAL ON ANY CHANGE IN ARGENTINE MINING LAWS?

        The Offers are not subject to any change in federal or provincial mining laws in Argentina.

HOW LONG DO I HAVE TO DECIDE WHETHER TO ACCEPT THE OFFERS?

        You have until the Expiry Time to accept the Offers and deposit your Aquiline Securities to the Offers. The Offers are scheduled to expire at 9:00 p.m. (Eastern time) on December 7, 2009, unless extended or withdrawn.

        See "Time For Acceptance" in Section 2 of the Offers to Purchase.

CAN YOU EXTEND THE OFFERS?

        Pan American can elect, at any time, to extend any of the Offers. If Pan American extends an Offer, Pan American will inform the Depositary of that fact and will make a public announcement of the extension in compliance with applicable Canadian and U.S. laws.

        Under the Support Agreement, Pan American has agreed that if it takes up and pays for any Aquiline Shares, Pan American shall extend the Offers for at least one additional period of not less than ten days and not more than 15 days to permit Aquiline Securityholders whom have not deposited their Aquiline Securities to the Offers an opportunity to do so.

        See "Extension, Variation or Change in the Offers" in Section 5 of the Offers to Purchase.

HOW DO I ACCEPT THE OFFERS AND TENDER MY AQUILINE SECURITIES?

        You can accept an Offer by delivering to the Depositary before the Expiry Time: (1) the certificate(s) representing the Aquiline Securities in respect of which the applicable Offer is being accepted; (2) an applicable Letter of Transmittal in the form accompanying the Offers to Purchase and Circular properly completed and duly executed as required by the instructions set out in the Letter of Transmittal; and (3) all other documents required by the instructions set out in the applicable Letter of Transmittal.

        If you cannot deliver all of the necessary documents to the Depositary in time, you may be able to complete and deliver to the Depositary the enclosed Notice of Guaranteed Delivery, provided you are able to comply fully with its terms.

        If you are an Aquiline Shareholder resident in the United States, you may also accept an Offer pursuant to the procedures for book-entry transfer detailed in the Offers to Purchase and Circular and have your Aquiline Securities tendered by your nominee through DTC (as defined herein).

        Aquiline Securityholders are invited to contact the Depositary and Information Agent, in accordance with the contact information set out on the last page of this document, for further information regarding how to accept the Offers.

        See "Manner of Acceptance" in Section 3 of the Offers to Purchase.

IF I ACCEPT THE OFFERS, WHEN WILL I RECEIVE MY PAN AMERICAN SECURITIES?

        With respect to the Share Offer, if the conditions thereof are satisfied or waived and Pan American takes up a depositing Aquiline Shareholder's Aquiline Shares, such Aquiline Shareholder will receive Pan American Shares and Pan American Consideration Warrants in exchange for the deposited Aquiline Shares promptly and in any event no later than three Business Days after the earlier of: (i) the Expiry Time; and (ii) the date on which the deposited Aquiline Shares are taken up by Pan American.

        With respect to the Warrant Offers, if the conditions thereof are satisfied or waived and Pan American takes up a depositing Aquiline Securityholder's Aquiline Warrants, such Aquiline Securityholder will receive applicable Pan American Replacement Warrants in exchange for the deposited Aquiline Warrants promptly and in any event no later than three Business Days after the earlier of: (i) the Expiry Time; and (ii) the date on which the deposited Aquiline Warrants are taken up by Pan American.

        With respect to the Debenture Offer, if the conditions thereof are satisfied or waived and Pan American takes up the Convertible Debentureholder's Convertible Debenture, the Convertible Debentureholder will receive a Pan American Replacement Debenture in exchange for the Convertible Debenture tendered promptly and in any event no later than three Business Days after the earlier of: (i) the Expiry Time; and (ii) the date on which the deposited Convertible Debenture is taken up by Pan American.

        See "Payment for Deposited Aquiline Securities" in Section 6 of the Offers to Purchase.

CAN I WITHDRAW MY PREVIOUSLY TENDERED AQUILINE SECURITIES?

        Aquiline Securities deposited under the Offers may be withdrawn by or on behalf of a depositing Aquiline Securityholder at any time before such Aquiline Securities have been taken up by the Offeror pursuant to the applicable Offer and in certain other circumstances.

        See "Withdrawal of Deposited Aquiline Securities" in Section 8 of the Offers to Purchase.

WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?

        If your Aquiline Securities are held in your name and you accept the applicable Offer(s) by depositing your Aquiline Securities directly with the Depositary, you will not have to pay any brokerage or similar fees or commissions. However, if you own your Aquiline Securities through a broker or other nominee, and your broker deposits your Aquiline Securities on your behalf, your broker or nominee may charge you a fee for that service. You should consult your broker or nominee to determine whether any charges will apply.

        See "Payment for Deposited Aquiline Securities" in Section 6 of the Offers to Purchase.

FOLLOWING THE OFFERS, WILL AQUILINE CONTINUE AS A PUBLIC COMPANY?

        Depending upon the number of Aquiline Shares purchased pursuant to the Share Offer, it is possible that Aquiline will fail to meet the criteria for continued listing of the Aquiline Shares on the TSX. If this were to happen, the Aquiline Shares could be delisted from the TSX and this could, in turn, adversely affect the market or result in a lack of an established market for the Aquiline Shares.

        If Pan American acquires 100% of the Aquiline Shares, and if permitted under applicable securities laws and TSX requirements, it is Pan American's intention to apply to delist the Aquiline Shares from the TSX as soon as practicable after completion of the Offers, Compulsory Acquisition or Subsequent Acquisition Transaction, as applicable. In addition, Aquiline may cease to be required to comply with the rules of the Canadian securities regulatory authorities.

        See "Effect of the Offers on Market and Listings" in Section 16 of the Circular.

IF THE OFFERS ARE SUCCESSFUL WILL THE BOARD OF DIRECTORS AND MANAGEMENT OF AQUILINE CHANGE?

        Yes. If the Share Offer is successful it is anticipated that the current management of Pan American will manage Aquiline in place of Aquiline's current management and that the Aquiline board of directors will be replaced by nominees of Pan American.

        See Section 5 of the Circular, "Purpose of the Offers and Plans for Aquiline".

IF I DO NOT TENDER BUT THE OFFERS ARE SUCCESSFUL, WHAT WILL HAPPEN TO MY AQUILINE SECURITIES?

        If the conditions of the Offers are satisfied or waived and we take up and pay for the Aquiline Securities validly deposited pursuant to the Offers:

  1.
  If, within 120 days of the date of the Share Offer, not less than 90% of the issued and outstanding Aquiline Shares, other than Aquiline Shares held by, or on behalf of Pan American or its affiliates as of the date of the Offers, are taken up and paid for pursuant to the Share Offer, Pan American intends to acquire the remaining Aquiline Shares pursuant to a Compulsory Acquisition; and

  2.
  If Pan American is not entitled to effect a Compulsory Acquisition, or if any Aquiline Warrants or the Convertible Debenture have not been deposited under the Warrant Offers or the Debenture Offer, respectively, Pan American intends to acquire the remaining Aquiline Securities pursuant to a Subsequent Acquisition Transaction.

        See "Purpose of the Offers and Plans for Aquiline" in Section 5 of the Circular and "Acquisition of Aquiline Shares Not Deposited" in Section 19 of the Circular.

HOW WILL CANADIAN RESIDENTS AND NON-RESIDENTS OF CANADA BE TAXED FOR CANADIAN FEDERAL INCOME TAX PURPOSES?

        Generally, and subject to the detailed summary set out under "Canadian Federal Income Tax Considerations" in Section 20 of the Circular:

  •
  Canadian resident Aquiline Shareholders who exchange Aquiline Shares for Pan American Shares and Pan American Consideration Warrants pursuant to the Offers and do NOT make a valid Tax Election jointly with Pan American should realize a capital gain (or capital loss) on the exchange equal to the amount by which the fair market value of the Pan American securities received on the exchange, less reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of the exchanged Aquiline Shares;

  •
  Most Canadian resident Aquiline Shareholders who wish to defer some or all of the capital gain that they would otherwise realize on the exchange may do so by making a valid Tax Election jointly with Pan American and otherwise complying strictly with the rules and procedures discussed in Section 20 of this Circular under the heading "Residents of Canada — Disposition of Aquiline Shares Pursuant to the Share Offer — Election for Income Tax Deferral";

  •
  Canadian resident Aquiline Warrantholders who exchange Aquiline Warrants for Pan American Replacement Warrants pursuant to the Offers should realize a capital gain (or capital loss) on the exchange equal to the amount by which the fair market value of the Pan American Replacement Warrants received on the exchange, less reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of the exchanged Aquiline Warrants;

  •
  Aquiline Shareholders and Aquiline Warrantholders who are not resident in Canada should not incur any liability for Canadian federal income tax as a result of the exchange of Aquiline Shares or Aquiline Warrants pursuant to the Offers;

  •
  Different considerations may apply to Aquiline Shareholders and Aquiline Warrantholders who do not exchange Aquiline Shares or Aquiline Warrants pursuant to the Offers, and instead dispose or are deemed to dispose of their Aquiline Shares or Aquiline Warrants pursuant to a Compulsory Acquisition or Subsequent Acquisition Transaction; and

  •
  Pan American Shares, Pan American Consideration Warrants and Pan American Replacement Warrants will be qualified investments for trusts governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan, deferred profit sharing plan, registered disability savings plan or tax-deferred savings plan, and should not be a prohibited investment for tax-free savings plans.

        We urge you to read Section 20 of the Circular, entitled "Canadian Federal Income Tax Considerations" carefully, and to consult your own tax advisers regarding the Canadian federal income tax consequences of the Offers applicable to your particular circumstances.

HOW WILL U.S. TAXPAYERS OF AQUILINE SHARES BE TAXED FOR U.S. FEDERAL INCOME TAX PURPOSES?

        The exchange of Aquiline Shares for Pan American Shares and Pan American Consideration Warrants will constitute a taxable transaction for U.S. federal income tax purposes. Accordingly, each U.S. holder (as defined in "Material U.S. Federal Income Tax Consequences" in Section 21 of the Circular) will recognize gain or loss equal to the difference between (i) the sum of the fair market value of the Pan American Shares and Pan American Consideration Warrants received pursuant to the Acquisition (as defined in "Material U.S. Federal Income Tax Consequences" in Section 21 of the Circular) and (ii) the U.S. holder's adjusted tax basis in its Aquiline Shares disposed of pursuant to the Acquisition. Based on discussions with representatives of Aquiline and our review of publicly available information, Pan American believes that Aquiline likely will be a PFIC (as defined herein) for 2009 and has been a PFIC in prior taxable years. Accordingly, it is anticipated that a U.S. holder will be subject to special, generally adverse rules with respect to any gain realized upon a disposition of its Aquiline Shares pursuant to the Acquisition. The foregoing is a brief summary of U.S. federal income tax consequences only and is qualified in its entirety by the more detailed general summary of U.S. federal income tax consequences contained in Section 21 of the Circular, "Material U.S. Federal Income Tax Consequences" below. Aquiline Shareholders are urged to consult their own tax advisors to determine the particular U.S. federal income tax consequences to them as a result of the Acquisition, as well as the ownership and disposition of Pan American Shares and Pan American Consideration Warrants received pursuant to the Acquisition.

WHAT IF I HAVE LOST MY AQUILINE SECURITIES BUT WANT TO DEPOSIT THEM TO THE OFFERS?

        You should complete the applicable Letters of Transmittal as fully as possible and state in writing the circumstances surrounding the loss and forward the documents to the Depositary. The Depositary will advise you of replacement requirements which must be completed and returned before the expiry of the Offer. See Section 5 of the Offer to Purchase, "Manner of Acceptance".

DO I HAVE DISSENT RIGHTS UNDER THE OFFERS?

        No. Aquiline Securityholders will not have dissenters' or appraisal rights in connection with the Offers. However, Aquiline Securityholders who do not tender their Aquiline Securities to the Offers may have rights of dissent in the event we elect to acquire such Aquiline Securities by way of a Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 19 of the Circular, "Acquisition of Aquiline Securities Not Deposited".

WHOM CAN I CALL WITH QUESTIONS?

        You may contact Kingsdale at the telephone number and location set out on the back page of the Offers to Purchase and Circular. Kingsdale is acting as the Depositary and the Information Agent.

The Information Agent and Depositary for the Offers is:

Kingsdale Shareholder Services Inc.

Call Toll-Free in North America:

1-888-518-6824

 SUMMARY OF THE OFFERS

        This summary highlights information more fully discussed elsewhere in the Offers to Purchase and Circular. This summary is not intended to be complete and is qualified by reference to the more detailed information contained in those documents. Aquiline Securityholders are urged to read the more detailed information about Pan American, the Offers and the Pan American Securities provided elsewhere in the Offers to Purchase and Circular and in the documents incorporated by reference therein. Capitalized terms used in this summary, where not otherwise defined herein, are defined in the Section entitled "Definitions" below.

The Offers

        The Offeror is offering to purchase, on the terms and subject to conditions of the Offers:

  •
  all of the issued and outstanding Aquiline Shares, including any Aquiline Shares that may become issued and outstanding after the date of the Offers but prior to the Expiry Time upon the exchange, conversion or exercise of any securities of Aquiline that are convertible into or exchangeable or exercisable for Aquiline Shares, but excluding Aquiline Shares owned by the Offeror or its affiliates (the "Share Offer");

  •
  any and all of the outstanding Aquiline Warrants, comprised of the February 2008 Warrants, the May 2008 Warrants, the October 2008 Warrants and the November 2008 Warrants, but excluding Aquiline Warrants owned by the Offeror or its affiliates (the "Warrant Offers"); and

  •
  the outstanding Convertible Debenture (the "Debenture Offer").

        See Section 1 of the Offers to Purchase, "The Offers".

Share Offer

        Each Aquiline Shareholder (other than Pan American and its affiliates) will receive 0.2495 of a Pan American Share and 0.1 of a Pan American Consideration Warrant for each Aquiline Share taken up under the Share Offer (the "Share Offer Consideration"), provided no fractional Pan American Shares or Pan American Consideration Warrants will be issued. Each whole Pan American Consideration Warrant will entitle the holder thereof to purchase one Pan American Share at the price of Cdn.$35.00 per Pan American Share for a period of five years from the initial Take-Up Date. All other terms and conditions of the Pan American Consideration Warrants shall be governed by the Warrant Indenture described in Section 9 of the Circular, "Certain Information Concerning Pan American and the Pan American Securities — Pan American Consideration Warrants".

        The Pan American Consideration Warrants will not be listed on any stock exchange. The Pan American Consideration Warrants may not be exercised by any U.S. Person or by any person within the United States or for the account or benefit of any U.S. Person or any person within the United States unless and until the distribution of the Pan American Shares issuable upon exercise of the Pan American Consideration Warrants is registered under the 1933 Act. Pan American shall use its commercially reasonable best efforts to cause a registration statement for such Pan American Shares to be declared effective under the 1933 Act no later than the date that is 120 days after the Expiry Time.

Warrant Offers

        Each Aquiline Warrantholder (other than Pan American and its affiliates) will receive for each Aquiline Warrant taken up under the Warrant Offers:

  •
  0.2495 February 2008 Replacement Warrants of Pan American for each February 2008 Warrant, with each whole February 2008 Replacement Warrant exercisable to purchase from Pan American one Pan American Share at an exercise price of Cdn.$52.10 per Pan American Share;

  •
  0.2495 May 2008 Replacement Warrants of Pan American for each May 2008 Warrant, with each whole May 2008 Replacement Warrant exercisable to purchase from Pan American one Pan American Share at an exercise price of Cdn.$40.08 per Pan American Share;

  •
  0.2495 October 2008 Replacement Warrants of Pan American for each October 2008 Warrant, with each whole October 2008 Replacement Warrant exercisable to purchase from Pan American one Pan American Share at an exercise price of Cdn.$10.02 per Pan American Share; and

  •
  0.2495 November 2008 Replacement Warrants of Pan American for each November 2008 Warrant, with each whole November 2008 Replacement Warrant exercisable to purchase from Pan American one Pan American Share at an exercise price of Cdn.$10.02 per Pan American Share.

        Except as described in Section 9 of the Circular, "Certain Information Concerning Pan American and the Pan American Securities — Pan American Replacement Warrants", all other terms and conditions of Pan American Replacement Warrants, including the term to expiry, conditions to and manner of exercising, will be the same as the specific class of Aquiline Warrants for which a class of Pan American Replacement Warrants are exchanged, and shall be governed by the terms of replacement certificates evidencing such Pan American Replacement Warrants.

        Please note, however, that the Pan American Consideration Warrants and the Pan American Replacement Warrants may not be exercised by any U.S. Person or by any person within the United States or for the account or benefit of any U.S. Person or any person within the United States unless and until the distribution of the Pan American Shares issuable upon exercise of such warrants is registered under the 1933 Act. Pan American has agreed to use its commercially reasonable best efforts to cause a registration statement covering such Pan American Shares to be declared or become effective under the 1933 Act no later than the date that is 120 days after the Expiry Time.

Debenture Offer

        The Convertible Debentureholder will receive a Replacement Debenture for the Convertible Debenture, if it is taken up under the Debenture Offer. The Replacement Debenture may be converted into either:

  (a)
  363,854 Pan American Shares at a conversion price of Cdn.$48.10 per Pan American Share; or

  (b)
  a contract granting the Replacement Debentureholder the right to purchase 12.5% of the life of the mine payable silver from the Loma de la Plata mine at the Navidad Project.

Except as described in Section 9 of the Circular, "Certain Information Concerning Pan American and the Pan American Securities — Replacement Debenture", all other terms and conditions of the Replacement Debenture will be the same as the Convertible Debenture and shall be governed by the terms of a replacement agreement evidencing such Replacement Debenture.

Pan American

        Pan American is a major silver producer whose mission is to be the world's largest and lowest cost primary silver mining company. At present, Pan American has eight operating mines in Mexico, Peru, Argentina and Bolivia. It also carries on mineral exploration programs in all of the aforementioned countries. The principal product from Pan American's mining operations is silver, although gold, zinc, lead and copper are also produced and sold.

        Pan American Shares are listed on the TSX (symbol: PAA) and NASDAQ (symbol: PAAS).

        Pan American is a company incorporated under the laws of the Province of British Columbia and has its head office at Suite 1500 - 625 Howe Street, Vancouver, British Columbia, V6C 2T6 and its registered and records office at 900 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, V7X 2T2. Pan American's telephone number is 604-684-1175 and its website address is www.panamericansilver.com. The information contained in Pan American's website is not incorporated by reference in the Offers to Purchase and Circular. See Section 1 of the Circular, "Pan American".

Aquiline

        Aquiline is engaged in the business of acquiring and exploring silver and gold deposits and precious metals properties and developing such properties independently, or through joint ventures. Aquiline currently holds interests in the Navidad Project located in the Province of Chubut, Argentina, the Pico Machay Project located in the Province of Huancavelica, Peru, the Calcatreu Project located in the Province of Rio Negro, Argentina, the Regalo Project located in the Province of Chubut, Argentina and properties in the Sudbury region of Ontario that are being explored for platinum group metals deposits.

        Aquiline Shares are listed on the TSX (symbol: AQI).

        Aquiline was incorporated by the filing of a Memorandum and Articles under the Company Act (British Columbia). By Articles of Continuance dated December 16, 2002, Aquiline continued from British Columbia to Ontario to be governed under the OBCA. The registered office and head office of Aquiline is located at The Exchange Tower, 130 King Street West, Suite 3680, P.O. Box 99, Toronto, Ontario M5X 1B1. Aquiline's telephone number is 416-599-4133 and its website address is www.aquiline.com. The information contained in Aquiline's website is not incorporated by reference in the Offers to Purchase and Circular. See Section 2 of the Circular, "Aquiline".

Purpose of the Offers

        The purpose of the Offers is to enable Pan American to acquire all of the Aquiline Securities not already owned by Pan American or its affiliates.

        If, within 120 days after the date of the Share Offer, at least 90% of the issued and outstanding Aquiline Shares not held by, or by a nominee for, Pan American or its affiliates are validly tendered pursuant to the Share Offer, the conditions of the Share Offer are satisfied or waived, and Pan American takes up and pays for the Aquiline Shares validly deposited under the Share Offer, Pan American intends, subject to compliance with all applicable Laws, to undertake a Compulsory Acquisition to acquire all of the Aquiline Shares not deposited under the Share Offer. If Pan American is not entitled to effect a Compulsory Acquisition, or if any Aquiline Warrants or the Convertible Debenture have not been tendered under the Offers, Pan American intends to acquire the remaining Aquiline Securities pursuant to a Subsequent Acquisition Transaction. See Section 19 of the Circular, "Acquisition of Aquiline Securities Not Deposited". See Section 5 of the Circular, "Purpose of the Offers and Plans for Aquiline".

Reasons to Accept the Offers

        There are numerous benefits which are anticipated to result from the business combination and therefore enhance overall shareholder value:

  •
  A Compelling Premium.  Pan American is offering a significant premium to Aquiline Shareholders over the pre-announcement market price for Aquiline Shares. On October 13, 2009, the last trading day prior to the public announcement of the Offeror's intention to make the Offers, the closing price of the Aquiline Shares on the TSX was Cdn.$5.47, and the closing prices of the Pan American Shares on the TSX and NASDAQ were Cdn.$26.71 and $25.92, respectively. Based on the share price of the Pan American Shares on the TSX on October 13, 2009 and assuming a value of Cdn.$0.81 for each 0.1 of a Pan American Consideration Warrant, the implied value of the Share Offer was Cdn.$7.47, which represented a premium of approximately 36.6% over the closing price of the Aquiline Shares on the TSX on October 13, 2009, and a premium of approximately 62.0% over the ten-day volume weighted average trading price of the Aquiline Shares on the TSX for the period ended October 13, 2009.

  •
  Exposure to Navidad's Development and Future Pan American Share Price Increases.  The consideration offered pursuant to the Share Offer will provide Aquiline Shareholders with the opportunity to participate in the future performance of Pan American Shares. Upon successful consummation of the transactions contemplated by the Share Offer, Aquiline Shareholders will own approximately 18.7% of the Combined Company on an issued share basis (assuming Pan American acquires all Aquiline Shares outstanding as at October 13, 2009, and that the October 2008 Warrants, the November 2008 Warrants and Aquiline In-Money Options are exercised and the Aquiline Shares resulting therefrom are deposited under the Share Offer). Through their ownership of Pan American Securities, Aquiline Shareholders will have the opportunity to leverage Pan American's industry-leading development expertise, financial and management resources and extensive Argentine experience to participate in future value creation if Pan American is successful in advancing and developing the Navidad Project and Pan American's other development assets. The Pan American Consideration Warrants available under the Share Offer provide Aquiline Shareholders with the additional benefit of leveraged upside exposure to increases in the price of Pan American Shares in excess of Cdn.$35.00 per share.

  •
  Significantly Enhanced Liquidity.  Aquiline Shareholders will benefit from Pan American's significantly greater trading liquidity. Pan American's combined average daily trading volume on the NASDAQ and TSX has been approximately 1.7 million Pan American Shares per day over the 12 months ended October 13, 2009, having an approximate aggregate average daily traded value of Cdn.$35.2 million, as compared to Aquiline's average daily trading volume of approximately 201,000 Aquiline Shares per day, having an approximate aggregate average daily value of Cdn.$0.5 million.

  •
  Uniquely Positioned to Advance the Navidad Project.  We believe that Pan American is uniquely positioned to advance development of Aquiline's Navidad Project in Argentina. Pan American is recognized as an industry leader in silver mine construction and operation, having built or expanded five silver mines in the past six years. Pan American also possesses recent experience in navigating the Argentine legal, regulatory and permitting landscape for mine development, as one of its new mines, Manantial Espejo, which was commissioned and began commercial production in early 2009, is located in the province of Santa Cruz, Argentina, which neighbours the province of Chubut, Argentina in which Aquiline's Navidad Project is located. Pan American also possesses an exemplary community and governmental relations and safety record in Argentina. Indeed, Pan American's wholly-owned subsidiary, Minera Triton Argentina S.A., which operates the Manantial Espejo mine, was named 2009 Mining Company of the Year by Panorama Minero Magazine and Argentina's Association for the Development of the Mining Industry (FUNDAMIN).

  •
  Immediate Exposure to Silver Production.  We believe that Aquiline Securityholders who accept the Offers will benefit from the transition of their investment from an exploration-stage company to a major silver producer. Pan American is the largest North American publicly-listed primary silver producer as ranked by production, with eight operating silver mines in Mexico, Peru, Argentina and Bolivia. Pan American has increased its annual silver production for 14 consecutive years and estimates that its silver production in 2009 will be approximately 21.5 million ounces at an estimated cash cost of approximately $6.00 per ounce. Pan American also estimates that it will produce approximately 85,000 ounces of gold, 36,000 tonnes of zinc, 12,800 tonnes of lead and 4,900 tonnes of copper in 2009.

  •
  World Class Reserve and Resource Base.  The Combined Company would have approximately 224 million ounces of proven and probable silver reserves. Measured and indicated resources, inclusive of reserves, would total 945 million ounces of silver. This reserve and resource base would be larger than that of many of the world's primary silver producers, including producers such as Polymetal, Fresnillo, Coeur d'Alene, Hecla, Hochschild and Silvercorp. In addition, the Combined Company would also have inferred resources of 233 million ounces of silver.

  •
  Exposure to Silver Prices.  Pan American currently has none of its silver production or reserves hedged, thus maintaining upside to any increase in silver prices for Aquiline Securityholders.

  •
  Strong Financial Position.  Pan American believes the Combined Company will have the financial strength to fund the continued development of Aquiline's Navidad Project as well as Pan American's existing exploration and development projects, such as the La Preciosa joint venture with Orko Silver Corp. in Mexico. Based on the unaudited pro forma financial statements of Pan American, which reflect the acquisition of Aquiline, as at June 30, 2009, the Combined Company would have a pro forma net cash and short-term investments position of approximately $122.4 million, working capital of approximately $200.3 million, no long-term debt and an undrawn credit facility of $70.0 million. Also, Pan American's cash generated from operating activities (excluding changes in non-cash operating working capital)

    during the six months ended June 30, 2009 was approximately $51.5 million. In addition, Pan American has demonstrated a robust ability to access the equity financing markets.

  •
  Improved Capital Market Presence and Access to Equity Research Coverage.  On October 13, 2009, Pan American had a basic market capitalization of approximately Cdn.$2.3 billion compared to Aquiline's basic market capitalization of approximately Cdn.$417 million. Pan American is currently the subject of equity research coverage from 14 research analysts, compared to Aquiline's coverage from three research analysts. Pan American Shares are included as a component of the S&P/TSX Composite Index and the S&P/TSX Materials Index. Aquiline is not included in any widely followed market indices.

  •
  Other Strategic Alternatives Canvassed.  The Offers arose as a result of a review of strategic alternatives undertaken by Aquiline following its receipt of an unsolicited cash proposal earlier this year. Pan American's Offers were the most attractive proposal arising out of that process and, as a result, Aquiline's board of directors has unanimously determined that the Share Offer is fair to Aquiline Shareholders and is in the best interests of Aquiline and unanimously recommends that Aquiline Shareholders accept the Share Offer and deposit their Aquiline Shares under the Share Offer.

  •
  Tax Efficient Structure for Certain Non-U.S. Aquiline Shareholders.  The Share Offer has been structured so that it will allow certain non-U.S. Aquiline Shareholders who tender to the Share Offer to do so on a tax efficient basis. Canadian resident Aquiline Shareholders may receive Pan American Shares on a tax-deferred basis if they so choose. See "Canadian Federal Income Tax Considerations" in Section 20 of the Circular.

        See Section 6 of the Circular, "Reasons to Accept the Offers".

Lock-Up Agreements

        The Offeror has entered into Lock-Up Agreements with each of the Locked-Up Shareholders (i.e., the directors and senior management of Aquiline), pursuant to which the Locked-Up Shareholders have agreed to deposit all Aquiline Securities owned by the Locked-Up Shareholders — comprising 6,447,096 Aquiline Shares and 1,758,333 Aquiline In-Money Options (as defined herein) assumed to be converted into Aquiline Shares prior to the expiry of the Mandatory Extension (as defined herein), together representing approximately 9.79% of Aquiline Shares (on a partially-diluted basis), and 38,000 Aquiline Warrants — to the Offers, subject to certain conditions, and not to withdraw such Aquiline Securities except in certain circumstances. In addition, the Locked-Up Shareholders have agreed to exchange all Aquiline Out-of-Money Options for Pan American Replacement Options.

        See Section 14 of the Circular, "Commitments to Acquire Securities of Aquiline; Lock-Up Agreements".

Conditions of the Offers

        The Offeror reserves the right to withdraw or terminate the Offers and not take up and pay for any Aquiline Securities deposited under the Offers unless the conditions described in Section 4 of the Offers to Purchase, "Conditions of the Offers", are satisfied or waived by the Offeror prior to the Expiry Time, including the condition that there be validly deposited under, and not withdrawn from, the Share Offer such number of Aquiline Shares which, when combined with Aquiline Shares then held by Pan American and its affiliates, represents not less than 66 2/3% of the then outstanding Aquiline Shares on a Partially-Diluted Basis. For a complete description of the conditions of the Offers see Section 4 of the Offers to Purchase, "Conditions of the Offers".

Treatment of Aquiline Options

        The Offers are made only for outstanding Aquiline Shares, Aquiline Warrants and the Convertible Debenture and not for any Aquiline Options or any other rights to acquire Aquiline Shares (other than the Aquiline Warrants or the Convertible Debenture). Any holder of Aquiline Options or other rights to acquire Aquiline Shares who wishes to accept the Share Offer must, to the extent permitted by the terms thereof and applicable law, fully exercise or convert such Aquiline Options or other rights to obtain Aquiline Shares sufficiently in advance of the Expiry Time of the Offers in order to obtain Aquiline Shares that may be deposited in accordance with the terms of the Share Offer (and in the case of Aquiline In-Money Options, prior to the expiry of the Mandatory Extension).

        Pursuant to the terms of the Support Agreement, upon the Offeror being bound to take-up and pay for at least that number of Aquiline Shares as is required to satisfy the Minimum Tender Condition and having received all Government Authorizations as are required to be obtained under any applicable Laws, each Aquiline Out-of-Money Option to purchase Aquiline Shares which is outstanding and has not been duly exercised prior to the Expiry Time, will be exchanged for a fully vested Pan American Replacement Option to purchase from the Offeror the number of Pan American Shares (rounded down to the nearest whole Pan American Share) equal to: (a) the Exchange Ratio multiplied by (b) the number of Aquiline Shares subject to such Aquiline Out-of-Money Option immediately prior to the Expiry Time. Such Pan American Replacement Option shall provide for an exercise price per Pan American Share (rounded up to the nearest whole cent) equal to: (a) the exercise price per Aquiline Share otherwise purchasable pursuant to such Aquiline Out-of-Money Option; divided by (b) the Exchange Ratio. All other terms and conditions of the Pan American Replacement Options, including the term to expiry, conditions to and manner of exercising, will be the same as the Aquiline Out-of-Money Option for which it is exchanged, and shall be governed by the terms of the Aquiline Stock Option Plan, except for certain provisions in the Aquiline Stock Option Plan that related to the early termination of an Aquiline Out-of-Money Option as a result of the cessation of the optionee's position as a director, officer or employee of Aquiline.

        Pan American has also agreed to file a registration statement on Form S-8 with the SEC to cover the offer and sale of Pan American Shares underlying the Pan American Replacement Options.

Treatment of Fractional Shares

        No fractional Pan American Shares will be issued pursuant to the Share Offer or upon the exercise or conversion of any Pan American Consideration Warrants or Pan American Replacement Warrants. Where an Aquiline Securityholder is to receive Pan American Shares as consideration under the Share Offer or upon the exercise or conversion of any Pan American Consideration Warrants, Pan American Replacement Warrants or the Replacement Debenture and the aggregate number of Pan American Shares to be issued to such Aquiline Securityholder would result in a fraction of a Pan American Share being issuable, the number of Pan American Shares to be received by such Aquiline Securityholder will be rounded down to the nearest whole number.

Time for Acceptance

        The Offers are open for acceptance until 9:00 p.m. (Eastern time) on December 7, 2009, or such later time and date to which the Offers may be extended, unless withdrawn by the Offeror.

        See Section 2 of the Offers to Purchase, "Time for Acceptance".

Manner of Acceptance

        The Offers may be accepted by a registered Aquiline Securityholder by delivering certificates representing the Aquiline Securities that are being deposited, together with a duly completed and executed Letter of Transmittal for such Aquiline Securities (printed on YELLOW paper for the Aquiline Shares, printed on BLUE paper for the Aquiline Warrants and printed on PINK paper for the Convertible Debenture) or a manually signed facsimile thereof and all other documents required by the instructions set out in the Letter of Transmittal, to the offices of the Depositary specified in the applicable Letter of Transmittal at or before the Expiry Time. The Offers will be deemed to be accepted only if the Depositary actually has received these documents at or before the Expiry Time. Registered Aquiline Securityholders whose certificates for Aquiline Securities are not immediately available may use the procedures for guaranteed delivery set forth in the Notice of Guaranteed Delivery. Aquiline Securityholders whose Aquiline Securities are registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offers.

        Aquiline Securityholders may also accept the Offers by following the procedures for book-entry transfer established by CDS and DTC, provided that a Book-Entry Confirmation (as defined herein) is received by the Depositary at its office in Toronto, Ontario, prior to the Expiry Time.

        See Section 3 of the Offers to Purchase, "Manner of Acceptance".

Payment for Deposited Aquiline Securities

        Upon the terms and subject to the conditions of the Offers, following the Expiry Date Pan American will take up and pay for Aquiline Securities validly deposited under the Offers and not withdrawn promptly and in any event within three Business Days after the earlier of (i) the Expiry Time; or (ii) the date on which Pan American takes up the Aquiline Securities. See Section 6 of the Offers to Purchase, "Payment for Deposited Aquiline Securities".

Withdrawal of Deposited Aquiline Securities

        All deposits of Aquiline Securities under the Offers are irrevocable unless withdrawn by or on behalf of the depositing Aquiline Securityholder at any time before the Aquiline Securities have been taken up by the Offeror pursuant to the Offers or in the other circumstances discussed in Section 8 of the Offers to Purchase, "Withdrawal of Deposited Aquiline Securities".

Acquisition of Aquiline Securities Not Deposited Under the Offers

        If within 120 days after the date of the Share Offer, the Share Offer has been accepted by holders of at least 90% of the issued and outstanding Aquiline Shares, other than Aquiline Shares held by, or by a nominee for, the Offeror and its affiliates as of the date of the Offers, and the Offeror takes up and pays for such Aquiline Shares, the Offeror intends to acquire the remainder of the Aquiline Shares via a Compulsory Acquisition.

        If the Offeror takes up and pays for Aquiline Shares validly deposited under the Share Offer and the Offeror is not entitled to effect a Compulsory Acquisition, or if any of the Aquiline Warrants or the Convertible Debenture have not been tendered under the Offers, the Offeror intends to take such actions as may be necessary for the Offeror to acquire the remaining Aquiline Securities not acquired under the Offers as soon as practicable after completion of the Offers by way of a Subsequent Acquisition Transaction. If the Subsequent Acquisition Transaction is effected, it will provide that the consideration offered per Aquiline Security in connection with such Subsequent Acquisition Transaction is at least equal to and in the same form as the amount paid per Aquiline Security under each respective Offer. The timing and details of any such transaction will necessarily depend on a variety of factors, including the number of Aquiline Securities acquired under the Offers.

        See Section 19 of the Circular, "Acquisition of Aquiline Securities Not Deposited".

Canadian Federal Income Tax Considerations

        Generally, and subject to the detailed summary set out under "Canadian Federal Income Tax Considerations" at Section 20 of the Circular:

  •
  Canadian resident Aquiline Shareholders who exchange Aquiline Shares for Pan American Shares and Pan American Consideration Warrants pursuant to the Offers and do NOT make a valid Tax Election jointly with Pan American should realize a capital gain (or capital loss) on the exchange equal to the amount by which the fair market value of the Pan American securities received on the exchange, less reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of the exchanged Aquiline Shares;

  •
  most Canadian resident Aquiline Shareholders who wish to defer some or all of the capital gain that they would otherwise realize on the exchange may do so by making a valid Tax Election jointly with Pan American and otherwise complying strictly with the rules and procedures discussed in Section 20 of this Circular under the heading "Residents of Canada — Disposition of Aquiline Shares Pursuant to the Share Offer — Election for Income Tax Deferral";

  •
  Canadian resident Aquiline Warrantholders who exchange Aquiline Warrants for Pan American Replacement Warrants pursuant to the Offers should realize a capital gain (or capital loss) on the exchange equal to the amount by which the fair market value of the Pan American Replacement Warrants received on the exchange, less reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of the exchanged Aquiline Warrants;

  •
  Aquiline Shareholders and Aquiline Warrantholders who are not resident in Canada should not incur any liability for Canadian federal income tax as a result of the exchange of Aquiline Shares or Aquiline Warrants pursuant to the Offers;

  •
  different considerations may apply to Aquiline Shareholders and Aquiline Warrantholders who do not exchange Aquiline Shares or Aquiline Warrants pursuant to the Offers, and instead dispose or are deemed to dispose of their Aquiline Shares or Aquiline Warrants pursuant to a Compulsory Acquisition or Subsequent Acquisition Transaction; and

  •
  Pan American Shares, Pan American Consideration Warrants and Pan American Replacement Warrants will, while Pan American Shares are listed on a designated stock exchange as defined in the Tax Act (which includes the TSX and NASDAQ), be qualified investments for trusts governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan, deferred profit sharing plan, registered disability savings plan or tax-deferred savings plan, and should not be a prohibited investment for tax-free savings plans.

        The foregoing is a brief summary of Canadian federal income tax consequences only and is qualified by the more detailed general description of Canadian federal income tax considerations under "Canadian Federal Income Tax Considerations" in Section 20 of the Circular. Aquiline Shareholders are urged to consult their own tax advisers to determine the particular tax consequences to them of a sale of Aquiline Shares or Aquiline Warrant pursuant to the Offers or to a Compulsory Acquisition or Subsequent Acquisitions Transaction.

U.S. Federal Income Tax Consequences

        The exchange of Aquiline Shares for Pan American Shares and Pan American Consideration Warrants will constitute a taxable transaction for U.S. federal income tax purposes. Accordingly, each U.S. holder (as defined in "Material U.S. Federal Income Tax Consequences" in Section 21 of the Circular) will recognize gain or loss equal to the difference between (i) the sum of the fair market value of the Pan American Shares and Pan American Consideration Warrants received pursuant to the Acquisition (as defined in "Material U.S. Federal Income Tax Consequences" in Section 21 of the Circular) and (ii) the U.S. holder's adjusted tax basis in its Aquiline Shares disposed of pursuant to the Acquisition. Based on discussions with representatives of Aquiline and its review of publicly available information, Pan American believes that Aquiline likely will be a PFIC for 2009 and has been a PFIC in prior taxable years. Accordingly, it is anticipated that a U.S. holder will be subject to special, generally adverse rules with respect to any gain realized upon a disposition of its Aquiline Shares pursuant to the Acquisition. The foregoing is a brief summary of U.S. federal income tax consequences only and is qualified in its entirety by the more detailed general summary of U.S. federal income tax consequences contained in "Material U.S. Federal Income Tax Consequences" below. Aquiline Shareholders are urged to consult their own tax advisors to determine the particular U.S. federal income tax consequences to them as a result of the Acquisition, as well as the ownership and disposition of Pan American Shares and Pan American Consideration Warrants received pursuant to the Acquisition.

Risk Factors Related to the Offers

        An investment in Pan American Securities is subject to certain risks. Aquiline Securityholders should carefully review the risk factors set out in the Offers to Purchase and Circular and the risks and uncertainties described in Pan American's Annual Information Form for the year ended December 31, 2008, which is incorporated by reference in the Offers to Purchase and Circular, before depositing Aquiline Securities pursuant to the Offers. See Section 10 of the Circular, "Documents Incorporated by Reference". Additional risks and uncertainties, including those with respect to the proposed combination of Pan American and Aquiline upon successful completion of the Offers (including a Subsequent Acquisition Transaction) may also adversely affect Pan American's business. See "Business Combination Risks" in Section 7 of the Circular.

Depositary and Information Agent

        Kingsdale is acting as Depositary under the Offers. The Depositary will receive deposits of certificates representing the Aquiline Securities and accompanying Letters of Transmittal or Notices of Guaranteed Delivery at the offices specified herein and in the Letters of Transmittal and Notice of Guaranteed Delivery. See Section 3 of the Offers to Purchase, "Manner of Acceptance".

        Kingsdale also has been retained as the Information Agent for the Offers. The Information Agent may contact Aquiline Securityholders by mail, telephone, facsimile or personal interview and may request banks, stockbrokers, investment dealers and other nominees to forward materials relating to the Offers to beneficial holders of Aquiline Securities. Questions and requests for assistance relating to the Offers may be directed to the Information Agent at the address and phone numbers set forth on the back page of the Offers to Purchase and Circular.

Financial Advisor

        Pan American has retained Goldman, Sachs & Co. ("Goldman Sachs") to act as its exclusive financial advisor in connection with the Offers. Goldman Sachs will receive reasonable and customary compensation from Pan American for services in connection with the Offers and will be reimbursed for certain out-of-pocket expenses.

        Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, Pan American, Aquiline and any of their respective affiliates or any currency or commodity that may be involved in the Offers for their own account and for the accounts of their customers.

Regulatory Requirements

        The Offers will be subject to the approval of the listing of the Pan American Shares issuable under the Share Offer and the Pan American Shares issuable upon the exercise or conversion of the Pan American Consideration Warrants, Pan American Replacement Warrants and Replacement Debenture by the TSX and NASDAQ, as well as filing requirements with regulatory authorities in Canada and the United States including the SEC.

        Pan American is applying to the TSX and NASDAQ to list the Pan American Shares issuable to Aquiline Securityholders in connection with the Share Offer and upon the exercise or conversion of the Pan American Consideration Warrants, Pan American Replacement Warrants and Replacement Debenture. Listing will be subject to our fulfillment of all of the TSX's and NASDAQ's applicable listing requirements.

        The Offeror and Aquiline jointly requested on October 21, 2009 that the Argentine Antitrust Authority issue an advisory opinion confirming that the Offers contemplated by the Support Agreement do not require notification for approval from the Argentine Antitrust Authority under the Argentine Antitrust Law ("AL"). Depending on the information and documentation required by the Argentine Antitrust Authority, the advisory opinion is expected to be issued within 45-60 days. However, it is possible that this term may be extended.

        In the event that the Argentine Antitrust Authority renders an advisory opinion resolving that the transaction falls within the scope of the AL, an application for the Argentine Antitrust Authority's approval of the Offers contemplated by the Support Agreement will be required to be filed, following which the Argentine

Antitrust Authority must render a decision within 45 business days. This 45 business day term may be extended, however, if the Argentine Antitrust Authority requires additional information.

        See Section 18 of the Circular, "Regulatory Matters".

Summary Historical Consolidated Financial Information of Aquiline

        The table set out below includes a summary of Aquiline's historical consolidated financial information as at and for the years ended December 31, 2008 and 2007 and as at and for the six months ended June 30, 2009 and June 30, 2008. The historical financial information as at and for the years ended December 31, 2008 and 2007 has been derived from Aquiline's audited consolidated financial statements. The historical information as at and for the six months ended June 30, 2009 and June 30, 2008 has been derived from Aquiline's unaudited interim consolidated financial statements for the six months ended June 30, 2009 and June 30, 2008, respectively.

Summary of Historical Financial Information of Aquiline

	Six months ended June 30, 2009	Six months ended June 30, 2008	Year ended December 31, 2008	Year ended December 31, 2007
	(unaudited)	(unaudited)
	(in thousands of Cdn. dollars, except per share amounts)
Consolidated Statement of operations
Revenue	$—	$—	$—	$—
Income (loss) before taxes	$(2,243)	$(5,524)	$(27,671)	$(3,569)
Net income (loss)	$(2,243)	$(5,524)	$(21,550)	$(3,569)
Net income (loss) per share — basic and diluted	$(0.03)	$(0.09)	$(0.35)	$(0.07)
Consolidated Balance Sheet
Assets	$152,918	$156,971	$140,281	$68,497
Liabilities	$16,722	$33,739	$20,229	$8,884
Shareholders equity	$136,196	$123,232	$120,052	$59,613

Summary Historical And Unaudited Pro Forma Consolidated Financial Information of Pan American

        The table set out below includes a summary of: (i) Pan American's historical consolidated financial information as at and for the years ended December 31, 2008 and 2007 and as at and for the six months ended June 30, 2009 and June 30, 2008; and (ii) unaudited pro forma consolidated financial information for Pan American as at and for the six month period ended June 30, 2009 and as at and for the year ended December 31, 2008. The unaudited pro forma consolidated financial information for Pan American has been derived from: (i) the unaudited interim consolidated financial statements of Pan American as at and for June 30, 2009; (ii) the audited consolidated financial statements of Pan American as at and for the year ended December 31, 2008; (iii) the unaudited interim consolidated financial statements of Aquiline as at and for June 30, 2009; (iv) the audited consolidated financial statements of Aquiline as at and for the year ended December 31, 2008; and (v) such other supplementary information as was available to Pan American and considered necessary to give pro forma effect to the acquisition of Aquiline by Pan American.

        The summary unaudited pro forma consolidated financial information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of Pan American and the accompanying notes thereto included in Schedule "A" to the Offers to Purchase and Circular. The unaudited pro forma consolidated balance sheet for Pan American gives effect to the proposed acquisition of Aquiline as if it had occurred as at June 30, 2009 and the unaudited pro forma consolidated statements of operations give effect to the proposed acquisition of Aquiline as if it had occurred as of June 30, 2009, and December 31, 2008. In preparing the unaudited pro forma consolidated financial information, management of Pan American has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial information and may differ from other information presented in the Circular. The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transaction contemplated by the Offer will differ from the pro forma information presented below. Any potential synergies that may be realized after consummation of the transaction have been excluded from the unaudited pro forma financial information.

Summary of Historical and Unaudited Pro Forma Financial Information of Pan American

					Pro Forma
	Six months ended June 30, 2009	Six months ended June 30, 2008	Year ended December 31, 2008	Year ended December 31, 2007	Six months ended June 30, 2009	Year ended December 31, 2008
	(unaudited)	(unaudited)			(unaudited)	(unaudited)
	(in thousands of US dollars, except per share amounts)
Consolidated Statement of operations
Revenue	$181,798	$212,829	$338,600	$301,064	$181,798	$338,600
Income (loss) before taxes	$21,862	$78,462	$49,032	$108,465	$15,277	$4,063
Net income (loss)	$16,818	$51,514	$24,602	$88,860	$10,233	$(14,629)
Net income (loss) per share — basic	$0.20	$0.65	$0.31	$1.16	$0.10	$(0.15)
Net income (loss) per share — diluted	$0.20	$0.63	$0.30	$1.12	$0.10	$(0.15)
Consolidated Balance Sheet
Assets	$973,805	$897,389	$873,383	$762,903	$1,763,127	n/a
Liabilities	$166,537	$177,743	$181,996	$157,800	$440,009	n/a
Shareholders equity	$800,899	$714,814	$685,641	$599,617	$1,316,749	n/a

 DEFINITIONS

        In the Offers to Purchase and Circular, unless the subject matter or context is inconsistent therewith, the following terms shall have the meanings set forth below:

"Acquisition" has the meaning ascribed thereto under "Material U.S. Federal Income Tax Consequences" in Section 21 of the Circular;

"Acquisition Proposal" has the meaning ascribed thereto under "Recommendation of the Aquiline Board; Support Agreement" in Section 4 of the Circular;

"affiliate" has the meaning ascribed thereto in the Securities Act (Ontario), as amended;

"Agent's Message" has the meaning ascribed thereto under "Manner of Acceptance — Acceptance by Book-Entry Transfer in the United States" in Section 3 of the Offers to Purchase;

"Aquiline" means Aquiline Resources Inc.;

"Aquiline In-Money Option" means an Aquiline Option where the exercise price of such Aquiline Option is equal to or less than the Current Market Price of a Pan American Share multiplied by the Exchange Ratio at the Expiry Time. For greater certainty and by way of example, if a person holds one Aquiline Option with an exercise price of Cdn.$5.00 and the Current Market Price of a Pan American Share at the Expiry Time is Cdn.$25.00, then such Aquiline Option will be an Aquiline In-Money Option because the exercise price of Cdn.$5.00 is less than the product of Cdn.$25.00 multiplied by the Exchange Ratio;

"Aquiline Material Adverse Change" means, with respect to Aquiline, any change, effect, event or occurrence that, either individually, or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, properties, assets, prospects (as they existed on October 14, 2009), liabilities (contingent or otherwise), condition (financial or otherwise), capitalization, operations or results of operations of Aquiline and its Subsidiaries on a consolidated basis, other than any change, effect, event or occurrence in or relating to:

  (a)
  economic, business, regulatory or political conditions in general or credit, financial or currency markets in general;

  (b)
  any change affecting the global mining industry generally;

  (c)
  any acts of terrorism, sabotage, military action or war (whether or not declared or any escalation or worsening thereof);

  (d)
  the state of securities markets in general, including any reduction in market indices;

  (e)
  the markets for silver, zinc, lead and copper;

  (f)
  Canadian generally accepted accounting principles or regulatory accounting requirements;

  (g)
  a change in the market trading price of the Aquiline Shares;

  (h)
  the execution, announcement, existence or performance of the Support Agreement or the consummation of the transactions contemplated thereby;

  (i)
  any action or inaction taken by Aquiline or any of its Subsidiaries to which the Offeror has expressly consented to in writing or as expressly permitted by the Support Agreement;

  (j)
  any change or proposed change in Laws or in the interpretation, application or non-application of Laws by any Government Authority;

  (k)
  any expropriation or other proceedings alleging illegality or irregularity of any material contract or license undertaken by any Government Authority or suspension or revocation, or proposed or alleged suspension or revocation or allegation of illegality, of any authorization, consent, approval, license or material contract with any Government Authority; or

  (l)
  any matters disclosed in the Support Agreement or disclosed in the Company Disclosure Letter;

  provided, however, that:

  (i)
  in the case of clause (b) above, such change does not materially adversely and disproportionately affect Aquiline and its Subsidiaries on a consolidated basis compared to other mining companies;

  (ii)
  in the case of clause (g) above, the underlying cause of any such change (but excluding any change, effect, event or occurrence and/or relating to the matters referred to in clauses (a) to (f) or (h) to (l) above) may be considered in determining whether an Aquiline Material Adverse Change has occurred;

  (iii)
  in the case of clause (j) above, any change in Law proposed by a Government Authority in Argentina that affects Aquiline shall not be excluded in determining whether an Aquiline Material Adverse Change has occurred; and

  (iv)
  in the case of clause (k) above, any action by a Government Authority in Argentina that affects Aquiline shall not be excluded in determining whether the Aquiline Material Adverse Change has occurred;

"Aquiline Option" means an option to purchase Aquiline Shares granted by Aquiline pursuant to the Aquiline Stock Option Plan and includes an Aquiline Out-Of-Money Option and an Aquiline In-Money Option;

"Aquiline Out-of-Money Option" mean any and all Aquiline Options where the exercise price of such Aquiline Option is greater than the Current Market Price of a Pan American Share multiplied by the Exchange Ratio at the Expiry Time. For greater certainty and by way of example, if a person holds one Aquiline Option with an exercise price of Cdn.$12.00 and the Current Market Price of a Pan American Share at the Expiry Time is Cdn.$25.00, then such Aquiline Option will be an Aquiline Out-Of-Money Option because the exercise price of Cdn.$12.00 is greater than the product of Cdn.$25.00 multiplied by the Exchange Ratio;

"Aquiline Reorganization" means a capital reorganization of Aquiline or a reclassification or other change in the Aquiline Shares or a consolidation or merger or amalgamation of Aquiline with or into any other corporation or entity (other than a consolidation, merger or amalgamation which does not result in any reclassification of the outstanding Aquiline Shares or a change of the Aquiline Shares into other securities), or a transfer of all or substantially all of Aquiline's undertaking and assets to another corporation or other entity in which the holders of Aquiline Shares are entitled to receive shares, other securities or other property;

"Aquiline Securities" means the Aquiline Shares, Aquiline Warrants and the Convertible Debenture;

"Aquiline Securityholder" means a holder of Aquiline Securities;

"Aquiline Share" means a common share without par value in the capital of Aquiline;

"Aquiline Shareholder" means a holder of Aquiline Shares;

"Aquiline Stock Option Plan" means Aquiline's stock option plan adopted October 16, 2003, as amended from time to time;

"Aquiline Warrantholder" means a holder of the February 2008 Warrants, May 2008 Warrants, October 2008 Warrants and/or the November 2008 Warrants;

"Aquiline Warrants" means the February 2008 Warrants, May 2008 Warrants, October 2008 Warrants and November 2008 Warrants;

"Argentine Antitrust Authority" means the Comisión Nacional de Defensa de la Competencia and the Secretary of Internal Commerce, or any other governmental authority with competence on Antitrust matters pursuant to Argentine law, that may replace or supercede them in the future;

"associate" has the meaning ascribed thereto in the OBCA;

"BLG" means Borden Ladner Gervais LLP;

"Book-Entry Confirmation" has the meaning ascribed thereto under "Manner of Acceptance — Acceptance by Book-Entry Transfer" in Section 3 of the Offers to Purchase;

"Business Day" means any day other than a Saturday, Sunday or a day observed as a holiday in Vancouver, British Columbia, or Toronto, Ontario, or a day on which banks in Vancouver, British Columbia or Toronto, Ontario are not generally opened for business during normal business hours;

"Calcatreu Project" means Aquiline's interest in the Calcatreu gold project located in the Province of Rio Negro, Argentina;

"Canadian GAAP" means generally accepted accounting principles in Canada;

"CDS" means CDS Clearing and Depository Services Inc.;

"CDSX" means the CDS on-line tendering system pursuant to which book-entry transfers may be effected;

"Circular" means the take-over bid circular accompanying and forming part of the Offers to Purchase;

"Closing" has the meaning ascribed thereto under "Canadian Federal Income Tax Considerations" in Section 20 of the Circular;

"Code" means the Internal Revenue Code of 1986;

"Combined Company" means the combined businesses of Pan American and Aquiline following successful completion of the Share Offer, as contemplated herein;

"Commissioner" means the Commissioner of Competition appointed under the Competition Act;

"Company Disclosure Letter" means the disclosure letter delivered by Aquiline to the Offeror contemporaneously with the execution and delivery of the Support Agreement;

"Competition Act" means the Competition Act (Canada), as amended;

"Compulsory Acquisition" has the meaning ascribed thereto under "Acquisition of Aquiline Securities Not Deposited — Compulsory Acquisition" in Section 19 of the Circular;

"Confidentiality Agreement" has the meaning ascribed thereto under "Recommendation of the Aquiline Board; Support Agreement" in Section 4 of the Circular;

"Convertible Debenture" means the Cdn.$17.5 million convertible debenture effective as of February 8, 2008 in favour of Silverstone Resources (Barbados) Corp. and its successors and permitted assigns, which may be converted into: (i) 1,458,333 Aquiline Shares, upon the conversion thereof at a conversion price of Cdn.$12.00 per Aquiline Share; or (ii) a contract granting Silverstone Resources (Barbados) Corp. and its successors and permitted assigns the right to purchase 12.5% of the life of mine payable silver from the Loma de La Plata mine at the Navidad Project;

"Convertible Debentureholder" means the holder of the Convertible Debenture;

"Cormark" means Cormark Securities Inc.;

"Court" means the Ontario Superior Court of Justice;

"CRA" means Canada Revenue Agency;

"Current Market Price" of any securities, at any date means the weighted average trading price of such securities on the TSX as reported on Bloomberg or, if such securities are not then listed on the TSX, on such other Canadian or United States stock exchange as reported on Bloomberg as may be selected for that purpose by the board, or, if the securities are not then listed on any Canadian or United States stock exchange, in the over-the-counter market as reported on Bloomberg, during the five (5) consecutive trading days before such date; provided that the weighted average trading price shall be determined by dividing that aggregate sale price of all such securities sold on the said exchange or market, as the case may be, during the said five consecutive trading days by the total number of such securities so sold; and provided further that, if such securities are not listed and posted for trading on any stock exchange in Canada or the United States or traded in the over-the-counter market, the Current Market Price shall be determined by the board of directors of the issuer of the securities in accordance with generally accepted accounting principles;

"Debenture Conversion Deadline" means the date that is the earlier of: (i) the Maturity Date; and (ii) the date that is 24 months after the date of the Convertible Debenture;

"Debenture Offer" has the meaning ascribed thereto under "The Offers" in Section 1 of the Offers to Purchase;

"Depositary" means Kingsdale;

"Deposited Aquiline Securities" has the meaning ascribed thereto under "Manner of Acceptance — Dividends and Distributions" in Section 3 or the Offers to Purchase;

"Directors' Circular" means the Directors' Circular of Aquiline dated October 30, 2009 which accompanies the Offers to Purchase and Circular;

"Distributions" has the meaning ascribed thereto under "Manner of Acceptance — Dividends and Distributions" in Section 3 of the Offers to Purchase;

"DTC" means the Depositary Trust Company;

"Effective Time" means the time that the Offeror takes up the Deposited Aquiline Securities;

"Elected Amount" has the meaning ascribed thereto under "Canadian Federal Income Tax Considerations — Residents of Canada — Disposition of Aquiline Shares Pursuant to the Share Offer — Election for Income Tax Deferral" in Section 20 of the Circular;

"Eligible Institution" means a Canadian Schedule I chartered bank, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority in the United States, or banks or trust companies in the United States;

"Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

"Exchange Ratio" means 0.2495;

"Expiry Date" means December 7, 2009, or such later date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offers, "Extension, Variation or Change in the Offers", unless the Offers are withdrawn by the Offeror;

"Expiry Time" means 9:00 p.m. (Eastern time) on the Expiry Date, or such later time or times as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, "Extension, Variation or Change in the Offers", unless the Offers are withdrawn by the Offeror;

"Fasken" means Fasken Martineau DuMoulin LLP;

"February 2008 Replacement Warrant" has the meaning ascribed thereto under "The Offers" in Section 1 of the Offers to Purchase;

"February 2008 Warrant" means a common share purchase warrant issued by Aquiline on February 8, 2008 entitling the holder thereof to acquire upon due exercise and payment of the exercise price of Cdn.$13.00, one Aquiline Share (subject to adjustment) on or prior to the date that is six months after the Warrant Conversion Deadline;

"February 2008 Warrant Offer" has the meaning ascribed thereto under "The Offers" in Section 1 of the Offers to Purchase;

"Filing Deadline" has the meaning ascribed thereto under "Canadian Federal Income Tax Considerations — Residents of Canada — Disposition of Aquiline Shares Pursuant to the Share Offer — Election for Income Tax Deferral — Requirements for a Valid Tax Election" in Section 20 of the Circular;

"Foglers" means Fogler, Rubinoff LLP;

"Goldman Sachs" means Goldman, Sachs & Co.;

"Government Authority" means:

  (a)
  any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, council, board, bureau or agent, domestic or foreign;

  (b)
  any subdivision agent, commission, commissioner, board or authority of any of the foregoing;

  (c)
  any self-regulatory authority, including the TSX and the NASDAQ; or

  (d)
  any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"Government Authorization" means any franchise, permit, license, authorization, registration, consent, order, approval, or other direction or requirement of any Government Authority;

"Governor in Council" has the meaning ascribed thereto in the Interpretation Act (Canada) as amended from time to time;

"Holder" has the meaning ascribed thereto under "Canadian Federal Income Tax Considerations" in Section 20 of the Circular;

"Information Agent" means Kingsdale;

"Investment Canada Act" means the Investment Canada Act (Canada), as amended;

"IRS" means the Internal Revenue Service;

"Joint Venture" has the meaning ascribed thereto under "Recent Developments" in Section 11 of the Circular;

"Joint Venture Agreement" has the meaning ascribed thereto under "Recent Developments" in Section 11 of the Circular;

"Joint Venture Letter Agreement" has the meaning ascribed thereto under "Recent Developments" in Section 11 of the Circular;

"Kingsdale" means Kingsdale Shareholder Services Inc.;

"La Preciosa Project" has the meaning ascribed thereto under "Recent Developments" in Section 11 of the Circular;

"Laws" means any laws, treaties, conventions, statutes, judgments, decisions, declarations, rulings, decrees, injunctions or writs, and any orders by-laws, rules, regulations, ordinances, codes, published guidelines, published policies, notices, directions or other published requirements of any Government Authority, in each case having the force of law;

"Letter Agreement" has the meaning thereto under "Background to the Offers" in Section 3 of the Circular;

"Letters of Transmittal" means the letters of transmittal in the form accompanying the Offers to Purchase and Circular (printed on YELLOW paper for the Aquiline Shares, printed on BLUE paper for the Aquiline Warrants and printed on PINK paper for the Convertible Debenture);

"Lock-Up Agreement" means a lock-up agreement between the Offeror and any Locked-Up Shareholder;

"Locked-Up Shareholders" means the directors and senior management of Aquiline, being Marc C. Henderson, Martin J. Walter, John J. Sutherland, Blaise F. Yearly, David W. Constable, Harry Burgess, Kenneth G. Thomas, Darren J. Maupin, Dennis G. Gibson, John J. Chulick, Flora Wood, G. Michael Hobart and Daniel J. Noone;

"Mandatory Extension" means the extension of the Offers for at least one additional period of not less than ten days and not more than 15 days after the initial Take-Up Date;

"mark-to-market election" means a "mark-to-market election" under section 1296 of the Code;

"Material Adverse Effect" means:

  (a)
  with respect to Aquiline:

  (i)
  any effect of an Aquiline Material Adverse Change after October 14, 2009; or

  (ii)
  any change, effect, event or occurrence that would make illegal or prevent a consummation of the Share Offer prior to the Outside Date; and

  (b)
  with respect to Pan American:

  (i)
  any effect of a Pan American Material Adverse Change after October 14, 2009; or

  (ii)
  any change, effect, event or occurrence that would make illegal or prevent a consummation of the Share Offer prior to the Outside Date;

"Maturity Date" has the meaning ascribed thereto under "Certain Information Concerning Pan American and the Pan American Securities — Replacement Debenture — General" in Section 9 of the Circular;

"May 2008 Replacement Warrant" has the meaning ascribed thereto under "The Offers" in Section 1 of the Offers to Purchase;

"May 2008 Warrant" means a common share purchase warrant issued by Aquiline on May 7, 2008 entitling the holder thereof to acquire upon due exercise and payment of the exercise price of Cdn.$10.00, one Aquiline Share (subject to adjustment) on or prior to December 31, 2009;

"May 2008 Warrant Offer" has the meaning ascribed thereto under "The Offers" in Section 1 of the Offers to Purchase;

"Minimum Tender Condition" has the meaning ascribed thereto under "Conditions of the Offers" in paragraph (a) of Section 4 of the Offers to Purchase unless the Offeror has amended, waived or modified such Minimum Tender Condition as permitted by the Support Agreement in which case "Minimum Tender Condition" shall refer to the amount so amended, modified or waived;

"Minister" has the meaning ascribed thereto under "Regulatory Matters — Investment Canada Act" in Section 18 of the Circular;

"MI 61-101" means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions;

"MI 62-104" means Multilateral Instrument 62-104 — Take-Over Bids and Issuer Bids;

"NASDAQ" means the NASDAQ Global Market;

"Navidad Project" means Aquiline's interest in the Navidad silver project located in the Province of Chubut, Argentina;

"NI 43-101" means National Instrument 43-101 — Standards of Disclosure for Mineral Projects;

"Non-Completion Payment" has the meaning ascribed thereto under "Recommendation of the Aquiline Board; Support Agreement" in Section 4 of the Circular;

"Non-Resident Holder" has the meaning ascribed thereto under "Canadian Federal Income Tax Considerations — Non-Residents of Canada" in Section 20 of the Circular;

"Notice of Guaranteed Delivery" means the notice of guaranteed delivery in the form accompanying the Offers to Purchase and Circular (printed on GREEN paper);

"Notice of Superior Proposal" has the meaning ascribed thereto under "Recommendation of the Aquiline Board; Support Agreement" in Section 4 of the Circular;

"November 2008 Replacement Warrant" has the meaning ascribed thereto under "The Offers" in Section 1 of the Offers to Purchase;

"November 2008 Warrant" means a common share purchase warrant issued by Aquiline on November 6, 2008 entitling the holder thereof to acquire upon due exercise and payment of the exercise price of Cdn.$2.50, one Aquiline Share (subject to adjustment) on or prior to November 6, 2011;

"November 2008 Warrant Offer" has the meaning ascribed thereto under "The Offers" in Section 1 of the Offers to Purchase;

"OBCA" means the Business Corporations Act (Ontario), as amended;

"October 2008 Replacement Warrant" has the meaning ascribed thereto under "The Offers" in Section 1 of the Offers to Purchase;

"October 2008 Warrant" means a common share purchase warrant issued by Aquiline on October 22, 2008 entitling the holder thereof to acquire upon due exercise and payment of the exercise price of Cdn.$2.50, one Aquiline Share (subject to adjustment) on or prior to October 22, 2011;

"October 2008 Warrant Offer" has the meaning ascribed thereto under "The Offers" in Section 1 of the Offers to Purchase;

"Offered Consideration" means the consideration to be paid by the Offeror for the Aquiline Securities taken up under the Offers, being:

  (a)
  pursuant to the Share Offer, 0.2495 of a Pan American Share and 0.1 of a Pan American Consideration Warrant for each Aquiline Share taken up under the Share Offer;

  (b)
  pursuant to the Warrant Offers:

  (i)
  0.2495 of a February 2008 Replacement Warrant for each February 2008 Warrant taken up under the Warrant Offers;

  (ii)
  0.2495 of a May 2008 Replacement Warrant for each May 2008 Warrant taken up under the Warrant Offers;

  (iii)
  0.2495 of an October 2008 Replacement Warrant for each October 2008 Warrant taken up under the Warrant Offers; and

  (iv)
  0.2495 of a November 2008 Replacement Warrants for each November 2008 Warrant taken up under the Warrant Offers; and

  (c)
  pursuant to the Debenture Offer, a Replacement Debenture for the Convertible Debenture taken up under the Debenture Offer.

"Offers" or "Offers to Purchase" means the offers to purchase Aquiline Securities made hereby, the terms and conditions of which are set forth in the accompanying Offers to Purchase and Circular, Letters of Transmittal and Notice of Guaranteed Delivery;

"Offer Period" means the period commencing on October 30, 2009 and ending at the Expiry Time;

"Offeror" means Pan American;

"Offeror's Notice" has the meaning ascribed thereto under "Acquisition of Aquiline Shares Not Deposited — Compulsory Acquisition" in Section 19 of the Circular;

"Orko" means Orko Silver Corp.;

"OSA" means the Securities Act (Ontario), as amended;

"OSC Rule 62-504" means Ontario Securities Commission Rule 62-504 — Take-Over Bids and Issuer Bids;

"Outside Date" means the 90th day after the date hereof;

"Pan American" means Pan American Silver Corp.;

"Pan American Consideration Warrant" means a warrant to acquire Pan American Shares having a term of five years from the initial Take-Up Date and having an exercise price of Cdn.$35.00 per Pan American Share, with each whole warrant entitling the holder thereof to one Pan American Share on the exercise thereof and which are issued pursuant to the Warrant Indenture.

"Pan American Consideration Warrant Certificate" means a certificate representing Pan American Consideration Warrants;

"Pan American Material Adverse Change" means, with respect to Pan American, any change, effect, event or occurrence that, either individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, properties, assets, prospects (as they existed on October 14, 2009), liabilities (contingent or otherwise), condition (financial or otherwise), capitalization, operations or results of operations of Pan American and its Subsidiaries on a consolidated basis, other than any change, effect, event or occurrence in or relating to:

  (a)
  economic, business, regulatory or political conditions in general, or credit, financial or currency markets in general;

  (b)
  any change affecting the global mining industry generally;

  (c)
  any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof;

  (d)
  the state of securities markets in general, including any reduction in market indices;

  (e)
  the markets for silver, gold, zinc, lead and copper;

  (f)
  Canadian generally accepted accounting principles or regulatory accounting requirements;

  (g)
  a change in the market trading price of the Pan American Shares;

  (h)
  the execution, announcement, existence or performance of the Support Agreement or the consummation of the transactions contemplated hereby;

  (i)
  any action or inaction taken by Pan American or any of its Subsidiaries to which Aquiline has expressly consented to in writing or as expressly permitted by the Support Agreement;

  (j)
  any change or proposed change in Laws or in the interpretation, application or non-application of Laws by any Government Authority;

  (k)
  any expropriation or other proceedings alleging illegality or irregularity of any material contract or license undertaken by any Government Authority or suspension or revocation, or proposed or alleged suspension or revocation or allegation of illegality, of any authorization, consent, approval, license or material contract with any Government Authority; or

  (l)
  any matters disclosed in the Support Agreement;

provided, however, that (i) in the case of clause (b) above, such change does not materially adversely and disproportionately affect Pan American and its Subsidiaries on a consolidated basis compared to other mining companies, (ii) in the case of clause (g) above, the underlying cause of any such change (but excluding any change, effect, event or occurrence in or relating to the matters referred to in clauses (a) to (f) or (h) to (l) above) may be considered in determining whether a Pan American Material Adverse Change has occurred.

"Pan American Option" means an option to purchase Pan American Shares granted by Pan American pursuant to Pan American's stock option and stock bonus plan, approved by shareholders of Pan American on May 13, 2008;

"Pan American Reorganization" means a capital reorganization of Pan American or a reclassification or other change in the Pan American Shares or a consolidation or merger or amalgamation of Pan American with or into any other corporation or entity (other than a consolidation, merger or amalgamation which does not result in any reclassification of the outstanding Pan American Shares or a change of the Pan American Shares into other securities), or a transfer of all or substantially all of Pan American's undertaking and assets to another corporation or other entity in which the holders of Pan American Shares are entitled to receive shares, other securities or other property;

"Pan American Replacement Option" has the meaning ascribed thereto under "Notice to Aquiline Optionholders";

"Pan American Replacement Warrants" means collectively the February 2008 Replacement Warrants, May 2008 Replacement Warrants, October 2008 Replacement Warrants and the November 2008 Replacement Warrants;

"Pan American Replacement Warrant Certificate" means a certificate representing Pan American Replacement Warrants;

"Pan American Securities" means the Pan American Shares, the Pan American Consideration Warrants, the Pan American Replacement Warrants and the Replacement Debenture;

"Pan American Share" means a common share in the capital of Pan American;

"Partially-Diluted Basis" means, with respect to the number of Aquiline Shares at the Expiry Time, the total number of Aquiline Shares expected to be issued and outstanding at the Expiry Time, together with all Aquiline Shares issuable on exercise or conversion, as applicable of: (a) the October 2008 Warrants outstanding at the Expiry Time; and (b) the November 2008 Warrants outstanding at the Expiry Time;

"partially-diluted basis" means, with respect to the number of Aquiline Shares at the Expiry Time, the total number of Aquiline Shares expected to be issued and outstanding at the Expiry Time, inclusive of all Aquiline In-Money Options assumed to have been converted into Aquiline Shares, together with all Aquiline Shares issuable on exercise or conversion, as applicable of: (a) the October 2008 Warrants outstanding at the Expiry Time; and (b) the November 2008 Warrants outstanding at the Expiry Time;

"PFIC" means passive foreign investment company as defined in the Code;

"Pico Machay Project" means Aquiline's interest in the Pico Machay gold project located in the Province of Huancavelica, Peru;

"Purchase Contract" has the meaning ascribed thereto under "Certain Information Concerning Pan American and the Pan American Securities — Replacement Debenture — General" in Section 9 of the Circular;

"Purchased Aquiline Securities" has the meaning ascribed thereto under "Manner of Acceptance — Power of Attorney" in Section 3 of the Offers to Purchase;

"QEF election" means a qualified electing fund election under section 1295 of the Code;

"Regalo Project" means Aquiline's interest in the Regalo gold project located in the Province of Chubut, Argentina;

"Registered Plan" has the meaning ascribed thereto under "Canadian Federal Income Tax Considerations — Residents of Canada — Disposition of Aquiline Shares or Aquiline Warrants Pursuant to a Compulsory Acquisition or Subsequent Acquisition Transaction — Potential Delisting" in Section 20 of the Circular;

"Regulations" means the regulations under the Tax Act;

"Remaining Aquiline Shareholder" has the meaning ascribed thereto under "Acquisition of Aquiline Securities Not Deposited — Compulsory Acquisition" in Section 19 of the Circular;

"Remittance Amount" has the meaning ascribed thereto under "Canadian Federal Income Tax Considerations — Non-residents of Canada — Disposition of Aquiline Shares Under a Compulsory Acquisition or Subsequent Acquisition Transaction — Compulsory Acquisition" in Section 20 of the Circular;

"Replacement Debenture" has the meaning ascribed thereto under "The Offers" in Section 1 of the Offers to Purchase;

"Replacement Debentureholder" has the meaning ascribed thereto under "Certain Information Concerning Pan American and the Pan American Securities — Replacement Debenture — General" in Section 9 of the Circular;

"Replacement Debenture Silver" has the meaning ascribed thereto under "Certain Information Concerning Pan American and the Pan American Securities — Replacement Debenture — Conversion to a Purchase Contract" in Section 9 of the Circular;

"Replacement Debenture Silver Area" has the meaning ascribed thereto under "Certain Information Concerning Pan American and the Pan American Securities — Replacement Debenture — General" in Section 9 of the Circular;

"Representatives" means an officer, director, employee, investment banker, legal advisor or agent of Aquiline or its Subsidiaries;

"Resident Holder" has the meaning ascribed thereto under "Canadian Federal Income Tax Considerations — Residents of Canada" in Section 20 of the Circular;

"Reviewable Transaction" has the meaning ascribed thereto under "Regulatory Matters — Investment Canada Act" in Section 18 of the Circular;

"Right of First Offer" has the meaning ascribed thereto under "Certain Information Concerning Pan American and the Pan American Securities — Replacement Debenture — Conversion to a Purchase Contract" in Section 9 of the Circular;

"Right to Match Period" has the meaning ascribed thereto under "Recommendation of the Aquiline Board; Support Agreement" in Section 4 of the Circular;

"SEC" means the United States Securities and Exchange Commission;

"Second-Step Transaction" means a Compulsory Acquisition or Subsequent Acquisition Transaction;

"Section 116 Certificate" has the meaning ascribed thereto under "Canadian Federal Income Tax Considerations — Non-residents of Canada — Disposition of Aquiline Shares Under a Compulsory Acquisition or Subsequent Acquisition Transaction — Compulsory Acquisition" in Section 20 of the Circular;

"Securities Laws" means the securities legislation of each province and territory of Canada and the federal and state securities legislation in the United States, in each case together with the rules, regulations and forms made or promulgated under such legislation, and the published instruments, policies, bulletins and notices of the regulatory authorities administering that legislation and the rules, regulations, bylaws and policies of the TSX and the NASDAQ, as any of the foregoing may be amended from time to time;

"Share Offer" has the meaning ascribed thereto under "The Offers" in Section 1 of the Offers to Purchase;

"Share Offer Consideration" means each 0.2495 Pan American Share and 0.1 Pan American Consideration Warrant for each Aquiline Share taken up under the Share Offer;

"Special Committee" has the meaning ascribed thereto under "Background to the Offers" in Section 3 of the Circular;

"Subsequent Acquisition Transaction" has the meaning ascribed thereto under "Acquisition of Aquiline Securities Not Deposited — Subsequent Acquisition Transaction" in Section 19 of the Circular;

"Subsidiary" means, with respect to a specified body corporate, any body corporate of which more than fifty percent of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class shall or might be entitled to vote upon the happening of any event or contingency) or at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a Subsidiary;

"Superior Proposal" means an unsolicited bona fide written Acquisition Proposal made to the board of directors of Aquiline:

  (i)
  that is made after September 24, 2009;

  (ii)
  that did not result from a breach of Section 3.3 of the Support Agreement;

  (iii)
  that complies in all material respects with all Securities Laws and the OBCA;

  (iv)
  that is not subject to a financing condition and in respect of which any required financing to complete such Acquisition Proposal has been demonstrated, to the satisfaction of the Aquiline's board of directors, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel) will be obtained;

  (v)
  that, if the Acquisition Proposal is structured as a take-over bid, contains a minimum tender condition of not less than 66 2/3% of the outstanding Aquiline Shares (provided that for greater certainty, such minimum tender condition may be waived to a minimum tender condition of not less than 50.1% of the outstanding Aquiline Shares immediately upon the Offeror waiving the Minimum Tender Condition as provided in the Support Agreement);

  (vi)
  that is not subject to any due diligence and/or access condition;

  (vii)
  in respect of which the board of directors of Aquiline has determined in good faith, after receipt of advice from its outside legal counsel, that failure to recommend such Acquisition Proposal to Aquiline Shareholders, would be inconsistent with its fiduciary duties;

  (viii)
  that the board of directors of Aquiline has determined in good faith after receipt of advice from its financial advisors and its outside legal counsel,

  (A)
  is reasonably capable of completion taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal; and

  (B)
  would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the Aquiline Shareholders from a financial point of view than the Share Offer, taking into account any written amendment to the terms and conditions of the Offers proposed by the Offeror pursuant to its right to match a Superior Proposal under the terms of the Support Agreement; and

  (ix)
  that, if the Acquisition Proposal is structured as a take-over bid, is made for all of the Aquiline Shares.

"Support Agreement" means the Support Agreement entered into between the Offeror and Aquiline dated October 14, 2009;

"Take-Up Date" means a date upon which Pan American takes up or acquires Aquiline Securities under the Offers;

"Tax Act" means the Income Tax Act (Canada), as amended;

"Tax Election" has the meaning ascribed thereto under "Canadian Federal Income Tax Considerations — Residents of Canada — Disposition of Aquiline Shares Pursuant to the Share Offer — Election for Income Tax Deferral — General" in Section 20 of the Circular;

"Tax Election Form" has the meaning ascribed thereto under "Canadian Federal Income Tax Considerations — Residents of Canada — Disposition of Aquiline Shares Pursuant to the Share Offer — Election for Income Tax Deferral — General" in Section 20 of the Circular;

"Trustee" means Computershare Trust Company of Canada;

"TSX" means the Toronto Stock Exchange;

"Underlying Pan American Shares" means the Pan American Shares to be issued on the exercise or conversion of the Pan American Consideration Warrants, the Pan American Replacement Warrants, and the Replacement Debenture;

"United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

"Upfront Payment" has the meaning ascribed thereto under "Certain Information Concerning Pan American and the Pan American Securities — Replacement Debenture — Conversion to a Purchase Contract" in Section 9 of the Circular;

"U.S. GAAP" means generally accepted accounting principles in the United States;

"U.S. holder" has the meaning ascribed thereto under "Material U.S. Federal Income Tax Consequences" in Section 21 of the Circular;

"U.S. Person" means a U.S. person as defined in Rule 902 of Regulation S under the 1933 Act;

"Warrant Conversion Deadline" means the date that is 30 days after the earlier of (i) the Maturity Date; and (ii) the date that is 23 months after the date of the February 2008 Warrants;

"Warrant Indenture" means the warrant indenture to be dated on or prior to the initial Take-Up Date between Pan American and the Trustee governing the terms of the Pan American Consideration Warrants;

"Warrant Offers" has the meaning ascribed thereto under "The Offers" in Section 1 of the Offers to Purchase;

"1933 Act" means the United States Securities Act of 1933, as amended.

THE OFFERS TO PURCHASE

        The accompanying Circular, which is incorporated into and forms part of the Offers to Purchase, the Letters of Transmittal and the Notice of Guaranteed Delivery contain important information which should be read carefully before making a decision with respect to the Offers. Capitalized terms used in the Offers to Purchase, where not otherwise defined herein, are defined in the section entitled "Definitions".

October 30, 2009

TO: THE HOLDERS OF AQUILINE SHARES, AQUILINE WARRANTS AND THE CONVERTIBLE DEBENTURE

1.     The Offers

        The Offeror hereby offers to purchase, upon the terms and subject to conditions of the Offers:

  (a)
  all of the issued and outstanding Aquiline Shares, including any Aquiline Shares that may become issued and outstanding after the date of the Offers but prior to the Expiry Time upon the exchange, conversion or exercise of any securities of Aquiline that are convertible into or exchangeable or exercisable for Aquiline Shares, but excluding Aquiline Shares owned by the Offeror or its affiliates, for consideration consisting of 0.2495 of a Pan American Share and 0.1 of a Pan American Consideration Warrant for each Aquiline Share (the "Share Offer"). Each whole Pan American Consideration Warrant entitles the holder thereof to purchase one Pan American Share at the price of Cdn.$35.00 per Pan American Share for a period of five years from the initial Take-Up Date (as herein defined). All other terms and conditions of the Pan American Consideration Warrants shall be governed by the Warrant Indenture described in Section 9 of the Circular, "Certain Information Concerning Pan American and the Pan American Securities — Pan American Consideration Warrants";

  (b)
  any and all of the outstanding Aquiline Warrants, comprised of the February 2008 Warrants, the May 2008 Warrants, the October 2008 Warrants and the November 2008 Warrants, but excluding Aquiline Warrants owned by the Offeror or its affiliates, as follows:

  (i)
  each of the outstanding February 2008 Warrants for consideration consisting of 0.2495 of a common share purchase warrant of Pan American (a "February 2008 Replacement Warrant"), with each whole February 2008 Replacement Warrant exercisable to purchase from Pan American one Pan American Share at an exercise price of Cdn.$52.10 per Pan American Share;

  (ii)
  each of the outstanding May 2008 Warrants for consideration consisting of 0.2495 of a common share purchase warrant of Pan American (a "May 2008 Replacement Warrant"), with each whole May 2008 Replacement Warrant exercisable to purchase from Pan American one Pan American Share at an exercise price of Cdn.$40.08 per Pan American Share;

  (iii)
  each of the outstanding October 2008 Warrants for consideration consisting of 0.2495 of a common share purchase warrant of Pan American (an "October 2008 Replacement Warrant"), with each whole October 2008 Replacement Warrant exercisable to purchase from Pan American one Pan American Share at an exercise price of Cdn.$10.02 per Pan American Share; and

  (iv)
  each of the outstanding November 2008 Warrants for consideration consisting of 0.2495 of a common share purchase warrant of Pan American (a "November 2008 Replacement Warrant"), with each whole November 2008 Replacement Warrant exercisable to purchase from Pan American one Pan American Share at an exercise price of Cdn.$10.02 per Pan American Share,

    (the "Warrant Offers"). All other terms and conditions of the Pan American Replacement Warrants, including the term to expiry, conditions to and manner of exercising, will be, except as described in Section 9 of the Circular, "Certain Information Concerning Pan American and the Pan American Securities — Pan American Replacement Warrants", the same as the specific class of Aquiline Warrants for which a class of Pan American Replacement Warrants are exchanged, and shall be governed by the terms of replacement certificates evidencing such Pan American Replacement Warrants; and

  (c)
  the outstanding Convertible Debenture for consideration consisting of a debenture of Pan American (the "Replacement Debenture"), which may be converted into either:

  (i)
  363,854 Pan American Shares at a conversion price of Cdn.$48.10 per Pan American Share; or

  (ii)
  a contract granting the holder of the Replacement Debenture the right to purchase 12.5% of the life of the mine payable silver from the Loma de La Plata zone of the Navidad Project,

    (the "Debenture Offer"). Except as described in Section 9 of the Circular, "Certain Information Concerning Pan American and the Pan American Securities — Replacement Debenture", all other terms and conditions of the Replacement Debenture, including the term to expiry, conditions to and the manner of conversion, will be the same as the Convertible Debenture, and shall be governed by the terms of a replacement agreement evidencing such Replacement Debenture.

        Notwithstanding the foregoing, the Pan American Consideration Warrants and the Pan American Replacement Warrants may not be exercised by any U.S. Person or by any person within the United States or for the account or benefit of any U.S. Person or any person within the United States unless and until the distribution of the Pan American Shares issuable upon exercise of such warrants is registered under the 1933 Act. Pan American has agreed to use its commercially reasonable best efforts to cause a registration statement for such Pan American Shares to be declared effective under the 1933 Act no later than the date that is 120 days after the Expiry Time (subject to the satisfaction or, where permitted, waiver of the conditions set forth in the Support Agreement). The offer and sale of the Replacement Debenture to the holder of the Convertible Debenture, which is not a U.S. Person or a person within the United States, is not covered by the registration statement on Form F-80 of which the Offers to Purchase and Circular form a part. Instead, such offer and sale is being made by Pan American pursuant to an exemption from registration under the 1933 Act provided by Rule 903 of Registration S thereunder.

        Each Aquiline Securityholder will receive the Offered Consideration in respect of all of the Aquiline Securityholder's Aquiline Securities properly deposited under the Offers, provided no fractional Pan American Securities will be issued.

        On October 13, 2009, which was the last trading day prior to announcement of the Offeror's intention to make the Offers, the closing price of the Aquiline Shares on the TSX was Cdn.$5.47, and the closing prices of the Pan American Shares on the TSX and NASDAQ were Cdn.$26.71 and $25.92, respectively. Based on the share price of the Pan American Shares on the TSX on October 13, 2009 and assuming a value of Cdn.$0.81 for each 0.1 of a Pan American Consideration Warrant, the consideration comprising the Share Offer represented a premium of approximately 36.6% over the closing price of the Aquiline Shares on the TSX on October 13, 2009, and a premium of 62.0% over the volume weighted average trading prices of the Aquiline Shares on the TSX for the ten trading days ended October 13, 2009.

        The Offeror urges you to obtain recent quotations for the Aquiline Shares and Pan American Shares before deciding whether or not to accept the Offers and deposit your Aquiline Securities to the Offers.

        No Offer is made for any Aquiline Options or any other rights to acquire Aquiline Shares (other than Aquiline Warrants or the Convertible Debenture). Any holder of Aquiline Options or other rights to acquire Aquiline Shares who wishes to accept the Share Offer must exercise such Aquiline Options or other rights to obtain Aquiline Shares and deposit certificates representing the Aquiline Shares issued upon such exercise under the Share Offer. Any such exercise must be sufficiently in advance of the Expiry Time to assure the holders of Aquiline Options or other rights to acquire Aquiline Shares that they will have Aquiline Share certificate(s) available for deposit before the Expiry Time (and in the case of Aquiline In-Money Options prior to the expiry of the Mandatory Extension), or in sufficient time to comply with the procedures referred to in Section 3 of the Offers to Purchase, "Manner of Acceptance — Procedure for Guaranteed Delivery".

        Pursuant to the terms of the Support Agreement, upon the Offeror being bound to take-up and pay for at least that number of Aquiline Shares as is required to satisfy the Minimum Tender Condition and having received all Government Authorizations as are required to be obtained under any applicable Laws, each Aquiline Out-of-Money Option to purchase Aquiline Shares which is outstanding and has not been duly exercised prior to the Expiry Time, will be exchanged for an option (a "Pan American Replacement Option") to purchase from the Offeror the number of Pan American Shares (rounded to the nearest whole Pan American Share) equal to: (i) the Exchange Ratio multiplied by (ii) the number of Aquiline Shares otherwise issuable upon the exercise of Out-of-Money Option immediately prior to the Expiry Time. Such Pan American Replacement Option shall provide for an exercise price per Pan American Share (rounded up to the nearest whole cent) equal to: (i) the exercise price per Aquiline Share otherwise issuable upon the exercise of such Aquiline Out-of-Money Option; divided by (ii) the Exchange Ratio. All other terms and conditions of each Pan American Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the Aquiline Out-of-Money Option for which it is exchanged, and shall be governed by the terms of the Aquiline Stock Option Plan, except for the provisions in the Aquiline Stock Option Plan that relate to the early termination of an Aquiline Out-of-Money Option as a result of the cessation of the optionee's position as a director, officer or employee of Aquiline which shall be amended to provide that an officer or employee whose employment is terminated (other than for cause or by reason of death) or a director who ceases to be a director (other than by reason of death) may exercise his or her Pan American Replacement Options during the period ending on the expiry of the exercise period therefor under the Aquiline Stock Option Plan. Pan American has also agreed to file a registration statement on Form S-8 with the SEC to cover the offer and sale of Pan American Shares underlying the Pan American Replacement Options.

        Aquiline has agreed under the Support Agreement to use its commercially reasonable efforts to facilitate all persons holding Aquiline In-Money Options to exercise all of their Aquiline In-Money Options and tender all Aquiline Shares issued in connection therewith under the Share Offer and to give notice promptly following the mailing of the Offers to Purchase and Circular to all persons holding Aquiline Options of: (A) the vesting of all unvested Aquiline Options; and (B) the termination of all non-exercised Aquiline In-Money Options as of the Expiry Time in each case conditional upon the Offeror taking up and paying for Aquiline Shares under the Share Offer.

        No fractional Pan American Shares will be issued pursuant to the Share Offer or upon the exercise or conversion of any Pan American Consideration Warrants, Pan American Replacement Warrants or the Replacement Debenture. Where an Aquiline Securityholder is to receive Pan American Shares as consideration under the Share Offer or upon the exercise or conversion of any Pan American Consideration Warrants, Pan American Replacement Warrants or the Replacement Debenture and the aggregate number of Pan American Shares to be issued to such Aquiline Securityholder would result in a fraction of a Pan American Share being issuable, the number of Pan American Shares to be received by such Aquiline Securityholder will be rounded down to the nearest whole number.

        The accompanying Circular, which is incorporated into and forms part of the Offers to Purchase, and the Letters of Transmittal and the Notice of Guaranteed Delivery contain important information that should be read carefully before making a decision with respect to the Offers.

2.     Time For Acceptance

        The Offers are open for acceptance for the period commencing on the date hereof and ending on the Expiry Time, being 9:00 p.m. (Eastern time) on December 7, 2009, or such later time and date as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offers to Purchase, "Extension, Variation or Change in the Offers", unless withdrawn by the Offeror.

3.     Manner of Acceptance

Letters of Transmittal

        The Offers may be accepted by Aquiline Securityholders by depositing the following documents with the Depositary at any of the offices specified in the Letters of Transmittal no later than the Expiry Time:

  (a)
  the applicable Letter of Transmittal for the Aquiline Securities being deposited (which are printed: on YELLOW paper for Aquiline Shares; on BLUE paper for Aquiline Warrants; and on PINK paper for the Convertible Debenture), or a manually signed facsimile thereof, properly completed and duly executed as required by the rules and instructions set out in such Letter of Transmittal;

  (b)
  the certificate(s) representing the Aquiline Securities in respect of which the Offers are being accepted; and

  (c)
  any other documents required by the rules and instructions set out in the applicable Letter of Transmittal.

        The Offers will be deemed to be accepted only if the Depositary actually has received these documents at or before the Expiry Time at one of the addresses for the Depositary indicated on the Letters of Transmittal.

        Aquiline Securityholders who cannot comply on a timely basis with these procedures for deposit of the requisite certificates for their Aquiline Securities may deposit certificates representing Aquiline Securities pursuant to the procedure for guaranteed delivery described below.

        Participants of CDS or DTC should contact the Depositary with respect to the deposit of their Aquiline Securities under the Offers. CDS and DTC will be issuing instructions to its participants as to the method of depositing such Aquiline Securities under the terms of the Offers.

Signature Guarantees

        No signature guarantee is required on a Letter of Transmittal if:

  (a)
  (i) with respect to the Aquiline Shares, the YELLOW Letter of Transmittal is signed by the registered holder of the Aquiline Shares exactly as the name of the registered holder appears on the Aquiline Share certificate deposited therewith; (ii) with respect to the Aquiline Warrants, the BLUE Letter of Transmittal is signed by the registered holder of the Aquiline Warrants exactly as the name of the registered holder appears on the Aquiline Warrant certificate deposited therewith; or (iii) with respect to the Convertible Debenture, the PINK Letter of Transmittal is signed by the holder of the Convertible Debenture. The certificates for Pan American Shares, Pan American Consideration Warrants, Pan American Replacement Warrants or the Replacement Debenture, as the case may be, issuable, in each case under an Offer, will be delivered directly to such holder; or

  (b)
  Aquiline Shares or Aquiline Warrants are deposited for the account of an Eligible Institution.

        In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered holder of the Aquiline Securities certificate(s) deposited therewith, or the certificate(s) is to be issued to a person other than the registered holder(s), or the certificate(s) is to be sent to an address other than the address of the registered holder(s) as shown on the registers of Aquiline, or if payment is to be issued in the name of a person other than the registered holder(s), the certificate(s) must be endorsed, or be accompanied by an appropriate stock transfer power of attorney duly and properly completed by the registered holder, with the signature on the endorsement panel or share transfer power guaranteed by an Eligible Institution.

Procedure for Guaranteed Delivery

        If an Aquiline Securityholder wishes to deposit Aquiline Securities pursuant to the Offers and either: (i) the certificate(s) representing the Aquiline Securities are not immediately available; or (ii) the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Aquiline Securities may nevertheless be deposited validly under the Offers, provided that all of the following conditions are met:

  (a)
  the deposit is made to the Depositary at its Toronto office by or through an Eligible Institution;

  (b)
  a Notice of Guaranteed Delivery (printed on GREEN paper) in the form accompanying the Offers to Purchase and Circular, or a manually signed facsimile thereof, properly completed and duly executed, including a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time; and

  (c)
  the certificate(s) representing deposited Aquiline Securities in proper form for transfer, together with the applicable Letter of Transmittal, or a manually executed facsimile thereof, properly completed and signed (with signatures guaranteed if so required) in accordance with the applicable Letter of

    Transmittal and all other documents required thereby, are received by the Depositary at its Toronto office at or prior to 9:00 p.m. (Eastern time) on the third trading day on the TSX after the Expiry Time.

        The Notice of Guaranteed Delivery may be delivered by hand or couriered or transmitted by facsimile transmission or mailed to the Depositary at its office in Toronto, Ontario as specified in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

        Delivery of a Notice of Guaranteed Delivery to any other office other than the Toronto, Ontario office of the Depositary does not constitute delivery for the purpose of satisfying the guaranteed delivery.

Acceptance by Book-Entry Transfer

        Aquiline Securityholders may accept the Offers by following the procedures for a book-entry transfer established by CDS, provided that a confirmation of a book entry transfer of such Aquiline Securities ("Book-Entry Confirmation") through CDSX is received by the Depositary at its office in Toronto, Ontario prior to the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offers. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of a Aquiline Securityholders' Aquiline Securities into the Depositary's account in accordance with CDS procedures for such transfer. Delivery of Aquiline Securities to the Depositary by means of a book-entry transfer will constitute a valid deposit under the Offers.

        Aquiline Securityholders, through their respective CDS participants, who use CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary's account with CDS shall be deemed to have completed and submitted an applicable Letter of Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary are considered a valid tender in accordance with the terms of the Offers.

        Aquiline Securityholders may also accept an Offer in the United States by following the procedures for book-entry transfer, provided that a Book Entry Confirmation into the Depositary's account at DTC, together with an Agent's Message (as defined below) in respect thereof or a properly completed and executed Letter of Transmittal and any other required documents, are received by the Depositary at its office in Toronto, Ontario before the Expiry Time. Any financial institution that is a participant in DTC's systems may cause DTC to make a book-entry transfer of a holder's Aquiline Securities into the Depositary's account in accordance with DTC's procedures for such transfer. However, as noted above, although delivery of Aquiline Securities may be effected through book-entry transfer at DTC, either the applicable Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of the applicable Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at its office in Toronto, Ontario before the Expiry Time. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Depositary.

        The term "Agent's Message" means a message, transmitted by DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgement from the participant in DTC depositing the Aquiline Securities which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the applicable Letter of Transmittal as if executed by such participant and that the Offeror may enforce such agreement against such participant.

        Aquiline Securityholders who wish to accept the Offers by Book-Entry Confirmation should contact their broker or the Information Agent for assistance. Contact details for the Information Agent may be found on the last page of this document.

General

        In all cases, payment by the Depositary for Aquiline Securities deposited and taken up by the Offeror will be made only after timely receipt by the Depositary of the certificate(s) representing the Aquiline Securities (or Book Entry Confirmation), a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, covering such Aquiline Securities with the signature(s) guaranteed in accordance with the instructions set out in the Letter of Transmittal (or, in the case of Aquiline Securities deposited by book-entry transfer in the United States, an Agent's Message) and any other required documents.

Method of Delivery

        The method of delivery of certificate(s) representing Aquiline Securities (or Book Entry Confirmation for the Aquiline Securities, as applicable), the applicable Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents is at the option and risk of the person depositing those documents. The Offeror recommends that those documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary before the Expiry Time. Delivery will only be effective upon actual receipt by the Depositary.

        Aquiline Securityholders whose Aquiline Securities are registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should immediately contact such nominee for assistance if they wish to accept the Offers.

        Under no circumstances will any amount be paid by the Offeror or the Depositary by reason of any delay in exchanging any Aquiline Securities or in making payments for Aquiline Securities to any person on account of Aquiline Securities accepted for exchange and payment pursuant to an Offer.

Determination of Validity

        All questions as to the form of documents and the validity, eligibility (including timely receipt) and acceptance of any Aquiline Securities deposited pursuant to the Offers will be determined by the Offeror in its sole discretion. Depositing Aquiline Securityholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may, in the opinion of the Offeror's counsel, be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Aquiline Securities. No deposit of Aquiline Securities will be deemed to be properly made until all defects and irregularities have been cured or waived. There shall be no duty or obligation on the Offeror, the Information Agent, the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror's interpretation of the terms and conditions of the Offers, the Circular, the Letters of Transmittal and the Notice of Guaranteed Delivery will be final and binding.

Dividends and Distributions

        Subject to the terms and conditions of the Offers and subject, in particular, to Aquiline Securities being validly withdrawn by or on behalf of a depositing Aquiline Securityholder, and except as provided below, by accepting an Offer pursuant to the procedures set forth herein, an Aquiline Securityholder deposits, sells, assigns and transfers to the Offeror, effective on and after the Effective Time, all right, title and interest in and to the Aquiline Securities covered by an applicable Letter of Transmittal (or Notice of Guaranteed Delivery or, in the case of Aquiline Securities deposited by book-entry transfer in the United States, an Agent's Message) delivered to the Depositary (the "Deposited Aquiline Securities") and in and to all rights and benefits arising from such Deposited Aquiline Securities including, without limitation, any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Aquiline Securities or any of them on and after the Offer Period, including any dividends, distributions or payments on or in respect of such dividends, distributions, payments, securities, property or other interests (collectively, "Distributions").

Power of Attorney

        The execution of an applicable Letter of Transmittal (or Notice of Guaranteed Delivery or, in the case of Aquiline Securities deposited by book-entry transfer in the United States, an Agent's Message), irrevocably constitutes and appoints, effective on and after the time that the Offeror takes up and pays for the Deposited Aquiline Securities covered by an applicable Letter of Transmittal (the "Effective Time") (which Aquiline Securities upon being taken up are, together with any Distributions thereon, hereinafter referred to as the "Purchased Aquiline Securities"), each director and officer of the Offeror and any other person designated by the Offeror in writing as the true and lawful agents, attorneys and attorneys-in-fact and proxies of the depositing Aquiline Securityholder with respect to the Purchased Aquiline Securities, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest):

  (a)
  to register or record the transfer and/or cancellation of such Purchased Aquiline Securities on the appropriate register maintained by or on behalf of Aquiline;

  (b)
  for so long as any Purchased Aquiline Securities are registered or recorded in the name of such Aquiline Securityholder (whether or not they are now so registered or recorded), to exercise any and all rights of such Aquiline Securityholder including, without limitation, the right to vote, to execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all Purchased Aquiline Securities, to revoke any such instrument, authorization or consent given prior to or after the Effective Time, to designate in such instrument, authorization or consent any person or persons as the proxy of such Aquiline Securityholder in respect of the Purchased Aquiline Securities for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Aquiline;

  (c)
  to execute, endorse and negotiate, for and in the name of and on behalf of such Aquiline Securityholder, any and all cheques or other instruments, representing any Distributions payable to or to the order of, or endorsed in favour of, such Aquiline Securityholder; and

  (d)
  to exercise any other rights of a holder of Purchased Aquiline Securities.

        An Aquiline Securityholder accepting an Offer under the terms of an applicable Letter of Transmittal revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Aquiline Securityholder at any time with respect to the Deposited Aquiline Securities or any Distributions. The Aquiline Securityholder accepting an Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Aquiline Securities by or on behalf of the depositing Aquiline Securityholder unless the Deposited Aquiline Securities, or any Distributions are not taken up and paid for under an Offer or are withdrawn in accordance with Section 8 of the Offers to Purchase, "Withdrawal of Deposited Aquiline Securities".

        An Aquiline Securityholder accepting an Offer also agrees: (i) not to vote any of the Purchased Aquiline Securities at any meeting (whether annual, special or otherwise or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Aquiline; (ii) not to exercise any of the other rights or privileges attached to the Purchased Aquiline Securities; (iii) to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Aquiline Securities; and (iv) to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy of the holder of the Purchased Aquiline Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Aquiline Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

        For greater certainty, the foregoing proxies are effective only upon take up of, and payment for, Aquiline Securities tendered pursuant to an Offer. The Offers do not constitute a solicitation of proxies (absent an exchange of Aquiline Securities) for any meeting of Aquiline Securities, which will be made only pursuant to separate proxy materials complying with the requirements of applicable law.

Further Assurances

        An Aquiline Securityholder accepting an Offer covenants under the terms of the applicable Letter of Transmittal to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Aquiline Securities to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred is, to the extent permitted by Law, irrevocable and may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by Law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such holder.

Binding Agreement

        The acceptance of an Offer pursuant to the procedures set forth above constitutes a binding agreement between a depositing Aquiline Securityholder and the Offeror, effective immediately following the time at which the Offeror takes up Aquiline Securities deposited by such Aquiline Securityholder, in accordance with the terms and conditions of the applicable Offer(s). Each of the Letters of Transmittal include a representation and warranty by the depositing Aquiline Securityholder that (i) the person signing the applicable Letter of Transmittal has full power and authority to deposit, sell, assign and transfer the Deposited Aquiline Securities and any Distributions, deposited pursuant to an Offer, (ii) the Deposited Aquiline Securities and Distributions, have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Aquiline Securities and Distributions, to any other person, (iii) the deposit of the Deposited Aquiline Securities and Distributions, complies with applicable Laws, and (iv) when the Deposited Aquiline Securities and Distributions, are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

Release of Pan American

        In addition, by accepting an Offer and depositing Aquiline Securities, subject to applicable law, each depositing Aquiline Securityholder will be deemed to have, in consideration of the Offeror taking up and paying for the Aquiline Securities deposited by such Aquiline Securityholder, thereby released, remised and forever discharged Pan American from any and all manner of actions, causes of action, suits, demands, compensation, claims, proceedings, liabilities, obligations, legal fees, costs, and disbursements of any nature and kind whatsoever and howsoever arising, by reason of any events, acts or omissions which are in any way connected with any claim of misrepresentation related to disclosure by Pan American or any person acting or purporting to act on Pan American's behalf on or before the Expiry Date solely concerning Aquiline or Aquiline's business, properties, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending, or threatened litigation or otherwise), capitalization, condition (financial or otherwise), operations, licences, permits, results of operations or prospects. For greater certainty, such release shall not apply to any disclosure with respect to the Combined Company, including pro forma unaudited financial statements of Pan American (except for the information in such statements derived from Aquiline's audited and unaudited financial statements) and Pan American's plans for Aquiline following completion of the Offers.

        The Offeror reserves the right to permit an Offer to be accepted in a manner other than that set forth in this Section 3.

4.     Conditions of the Offers

Share Offer

        Subject in each case to the terms and conditions of the Support Agreement, the Offeror shall have the right to withdraw the Share Offer and not take up and pay for, and the right to extend the period of time during which the Offers are open and postpone taking up and paying for, any Aquiline Shares deposited thereunder if any of the following conditions are not satisfied or waived by the Offeror at or prior to the Expiry Time:

  (a)
  there shall have been validly deposited under the Share Offer and not withdrawn at the Expiry Time that number of Aquiline Shares that, together with the Aquiline Shares directly or indirectly owned by the Offeror and its affiliates, constitute not less than 66 2/3% of the Aquiline Shares on a Partially-Diluted Basis at the Expiry Time (the "Minimum Tender Condition");

  (b)
  all approvals, waiting or suspensory periods (and any extensions thereof), waivers, permits, consents, reviews, sanctions, orders, rulings, decisions, declarations, certificates and exemptions of (i) any Government Authority in Canada, Argentina, or the United States that are necessary to complete the Share Offer, shall have been obtained or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions that are not adverse to the Offeror, or (ii) any third party with respect to the Share Offer, which if not obtained at or prior to the Expiry Time would have a Material Adverse Effect with respect to Aquiline;

  (c)
  no bona fide act, action, suit or proceeding shall have been threatened in writing or taken by any Government Authority or by any elected or appointed public official or by any private person, in each case in Canada, Argentina, or the United States, whether or not having the force of law and no Law of Canada, Argentina or the United States shall have been proposed, enacted, promulgated or applied (excluding any act, action, suit or proceeding by any Government Authority threatened in writing or taken as of the date hereof of which the Offeror knows or ought to have known of or which was disclosed by Aquiline to the Offeror or its Representatives and except for Laws of Canada, Argentina, or the United States that are proposed, enacted, promulgated or applied as of October 14, 2009):

  (i)
  which has the effect, or may reasonably be expected to have the effect to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of any of the Aquiline Shares or the right of the Offeror to own or exercise full rights of ownership of the Aquiline Shares; or

  (ii)
  which, if the Share Offer were consummated, would have a Material Adverse Effect in respect of the Offeror;

  (iii)
  which would materially and adversely affect, prevent, or materially delay the ability of the Offeror to proceed with the Share Offer and/or take-up and pay for any of the Aquiline Shares pursuant to the Share Offer or completing a Second-Step Transaction;

  (iv)
  which seeks to: (A) prohibit or limit the ownership or operation by the Offeror of any material portion of the business or assets of Aquiline on a consolidated basis; or (B) compel the Offeror or its Subsidiaries to dispose of or hold separate any material portion of the business or assets of Aquiline or any of its Subsidiaries;

  (d)
  there shall not exist any prohibition at law in Canada or the United States against the Offeror making the Offers, taking up and paying for any Aquiline Shares deposited under the Share Offer, or completing a Second-Step Transaction;

  (e)
  all of the holders of outstanding Aquiline In-Money Options (which options shall be subject to accelerated vesting as provided in the Support Agreement) shall have entered into an agreement with Aquiline pursuant to which such holders shall have agreed to exercise their Aquiline In-Money Options for the purpose of tendering under the Share Offer all Aquiline Shares issued in connection with such exercise, prior to the expiry of the Mandatory Extension and each such holder shall have agreed that if the holder fails to exercise the Aquiline In-Money Options held by it prior to the expiry of the Mandatory Extension, such Aquiline In-Money Options shall expire and be of no further force and effect and the holder thereof shall have no further claim in respect thereof;

  (f)
  all necessary orders, authorizations or consents which are required under all applicable Laws and the rules and policies of the TSX and the NASDAQ for the listing of the Pan American Shares and Underlying Pan American Shares on the exercise of the Pan American Consideration Warrants, in each case to be issued under the Share Offer shall have been obtained;

  (g)
  the Offeror shall have determined, acting reasonably, and after consultation with legal counsel, that there shall not exist a Material Adverse Effect in respect of Aquiline;

  (h)
  the Offeror shall have determined, acting reasonably, that there shall not have been any breach of any covenant under the Support Agreement by Aquiline, except for any breaches which, individually or in the aggregate, would not have a Material Adverse Effect in respect of Aquiline and the Offeror shall have received not more than seven (7) hours before the Expiry Time, a certificate of Aquiline signed by two (2) senior officers satisfactory to the Offeror, acting reasonably, certifying the foregoing after due inquiry;

  (i)
  any representation or warranty made by Aquiline under the Support Agreement:

  (i)
  that is qualified by reference to a Material Adverse Effect or materiality shall be true and correct in all respects at and as of the Expiry Time as if made at and as of such time (except for those expressly stated to speak at or as of an earlier time); or

  (ii)
  that is not qualified by reference to a Material Adverse Effect or materiality shall be true and correct in all material respects at and as of the Expiry Time as if made at and as of such time (except for those expressly stated to speak at or as of an earlier time);

    and the Offeror shall have received not more than seven (7) hours before the Expiry Time, a certificate of Aquiline signed by two (2) senior officers satisfactory to the Offeror, acting reasonably, certifying the foregoing after due inquiry (which with respect to representations and warranties related to title to Navidad shall be based on advice from local counsel);

  (j)
  the Support Agreement shall not have been terminated by the Offeror or Aquiline in accordance with its terms nor shall the Offeror or Aquiline have provided notice terminating the Support Agreement in accordance with its terms; or

  (k)
  no Locked-Up Shareholder shall be in breach in any material respect of its Lock-Up Agreement nor shall such Lock-Up Agreement have been terminated by the Offeror as a result of any default by the Locked-Up Shareholder thereunder.

        The foregoing conditions are for the sole benefit of the Offeror and, subject to the terms of the Support Agreement, may be asserted by the Offeror regardless of the circumstances (including any action or inaction by the Offeror or any of its affiliates) giving rise to any such condition provided that failure to satisfy a condition is not a result of the Offeror's default of its obligations under the Support Agreement. Subject to the terms of the Support Agreement, the Offeror may waive any of the foregoing conditions in whole or in part at any time and from time to time, both before and after the relevant Expiry Time. Subject to the terms of the Support Agreement, the failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

Aquiline Warrant Offers and Debenture Offer

        Subject in each case to (i) the terms and conditions of the Support Agreement and (ii) satisfaction, or where permitted by the terms of the Support Agreement, waiver of each of the conditions to the Share Offer, the Offeror shall have the right to withdraw the Warrant Offer and the Debenture Offer and not take up and pay for, and the right to extend the period of time during which the Offers for the Aquiline Warrants and Convertible Debenture are open and postpone taking up and paying for, any Aquiline Warrants or Convertible Debenture deposited thereunder if any of the following conditions are not satisfied or waived by the Offeror at or prior to the Expiry Time:

  (a)
  there shall not exist any prohibition at Law in Canada or the United States against the Offeror making the applicable Offer for the relevant Aquiline Warrant or Convertible Debenture, taking up and paying for the relevant Aquiline Warrant or Convertible Debenture subject to such Offer deposited under the relevant Offer, or completing a Second-Step Transaction;

  (b)
  all necessary orders, authorization or consents which are required under all applicable Laws and the rules and policies of the TSX and the NASDAQ for the creation and issuance of the Pan American Replacement Warrants and the Replacement Debenture and the allotment and reservation for issuance of the Pan American Shares issuable upon the exercise of the Pan American Replacement Warrants or the conversion of the Replacement Debenture shall have been obtained.

        The foregoing conditions are for the sole benefit of the Offeror and, subject to the terms of the Support Agreement, may be asserted by the Offeror regardless of the circumstances (including any action or inaction by the Offeror or any of its affiliates) giving rise to any such condition provided that the failure to satisfy a condition is not a result of the Offeror's default of its obligations under the Support Agreement. Subject to the terms of the Support Agreement, the Offeror may waive any of the foregoing conditions in whole or in part at any time from and time to time, both before and after the relevant Expiry Time. Subject to the terms of the Support Agreement, the failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

General

        Any waiver of a condition, or withdrawal of, one or more Offers will be effective upon written notice or other communication (subsequently confirmed in writing provided that such confirmation is not a condition of the effectiveness of the notice) by the Offeror to that effect to the Depositary at their principal office in Toronto, Ontario. The Offeror, forthwith after giving any such notice or communication, will make a public announcement of such waiver or withdrawal, will cause the Depositary as soon as practicable thereafter to notify the Aquiline Securityholders in the manner set forth in Section 9 of the Offers to Purchase, "Notices and Delivery", and will provide a copy of the aforementioned notice to the TSX. If one or more Offers are withdrawn, the Offeror will not be obligated to take up or pay for any Aquiline Securities deposited under such Offer(s) and the Depositary will promptly return all certificates representing deposited Aquiline Securities, Letters of Transmittal, Notices of Guaranteed Delivery and related documents to the parties by whom they were deposited.

5.     Extension, Variation or Change in the Offers

        The Offers are open for acceptance at the places of deposit specified in the Letters of Transmittal until, but not after, the Expiry Time, unless the Offers are withdrawn or extended by the Offeror.

        Subject to the limitations described below, the Offeror expressly reserves the right, in its sole discretion, at any time and from time to time during the Offer Period to extend the Expiry Date or the Expiry Time or to vary any of the Offers by giving written notice (or other communication subsequently confirmed in writing provided that such confirmation is not a condition of the effectiveness of the notice) of such extension or variation to the Depositary at its principal office in Toronto, Ontario, and by causing the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 9 of the Offers to Purchase, "Notices and Delivery", to all registered holders of Aquiline Securities that have not been taken up prior to the extension or variation. The Offeror shall, as soon as possible after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation and provide a copy of the notice thereof to the TSX. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario. Under the terms of the Support Agreement, the Offeror may not modify or waive certain terms or conditions of the Offers without the prior written consent of Aquiline. See Section 4 of the Offers to Purchase — "Recommendation of the Aquiline Board; Support Agreement — The Offers".

        If the terms of any of the Offers are varied, such Offer(s) will not expire before ten days after the notice of such variation has been delivered to relevant Aquiline Securityholders, unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by applicable courts or securities regulatory authorities.

        If before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offers, a change occurs in the information contained in the Offers to Purchase or the Circular, as amended from time to time, that would reasonably be expected to affect a decision of an Aquiline Securityholder to accept or reject an Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror), the Offeror will give written notice of such change to the Depositary at its principal office in Toronto, Ontario, and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 9 of the Offers to Purchase, "Notices and Delivery", to all holders of Aquiline Securities that have not been taken up under the Offers at the date of the occurrence of the change, if required by applicable Law. As soon as possible after giving notice of a change in information to the Depositary, the Offeror will make a public announcement of the change in information and provide a copy of the notice thereof to the TSX. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario.

        Notwithstanding the foregoing but subject to applicable Law, no Offer may be extended by the Offeror if all of the terms and conditions of such Offer, except those waived by the Offeror, have been fulfilled or complied with, unless the Offeror first takes up all Aquiline Securities then deposited under such Offer and not withdrawn.

        During any such extension or in the event of any variation or change in information, all Aquiline Securities previously deposited and not taken up or withdrawn will remain subject to the applicable Offer(s) and may be accepted for purchase by the Offeror in accordance with the terms hereof, subject to Section 8 of the Offers to Purchase, "Withdrawal of Deposited Aquiline Securities". An extension of the Expiry Time, a variation of an Offer or a change in information does not constitute a waiver by the Offeror of its rights under Section 4 of the Offers to Purchase, "Conditions of the Offer".

        If the consideration being offered for the Aquiline Securities under an Offer is increased, the increased consideration will be paid to all depositing Aquiline Securityholders whose Aquiline Securities are taken up under such Offer, whether or not such Aquiline Securities were taken up before the increase.

        Under the Support Agreement, the Offeror has agreed that if it takes up and pays for any Aquiline Shares it will, at a minimum, extend the Offers to provide Aquiline Securityholders that have not tendered their Aquiline Securities at least one additional period of not less than ten (10) days and not more than fifteen (15) days to accept the Share Offer.

6.     Payment for Deposited Aquiline Securities

        If all the conditions referred to in Section 4 of the Offers to Purchase, "Conditions of the Offers" have been satisfied or waived at the end of the Offer Period, the Offeror will, in accordance with the terms of the Offers, take up Aquiline Securities validly deposited under the Offers and not properly withdrawn promptly following the Expiry Time, but in any event not later than three Business Days after the Expiry Date. Any Aquiline Securities taken up will be paid for promptly, and in any event not later than three Business Days after the earlier of: (i) the Expiry Time; and (ii) the date on which the deposited Aquiline Securities are taken up by the Offeror. Any Aquiline Securities deposited pursuant to the Offers after the first date on which Aquiline Securities have been taken up by the Offeror will be taken up and paid for within ten days of such deposit.

        For the purposes of the Offers, the Offeror will be deemed to have taken up and accepted for payment the Aquiline Securities validly deposited under the Offers and not withdrawn if, as and when the Offeror gives written notice or other communication (subsequently confirmed in writing provided that such confirmation is not a condition of the effectiveness of the notice) to the Depositary at its principal office in Toronto, Ontario to that effect or the Offeror issues the news release provided for in Section 98.6 of the OSA, whichever occurs first.

        Subject to applicable law, the Offeror expressly reserves the right, in its sole discretion, to delay or otherwise refrain from taking up and paying for any Aquiline Securities or to terminate one or more of the Offers and not take up or pay for any Aquiline Securities deposited under such Offer(s) if any condition specified in Section 4 of the Offers to Purchase, "Conditions of the Offers", relating to such Offer is not satisfied or waived, by giving written notice thereof or other communication (subsequently confirmed in writing provided that such confirmation is not a condition of the effectiveness of the notice) to the Depositary at its principal office in Toronto, Ontario. The Offeror will not, however, take up and pay for any Aquiline Securities deposited under an Offer unless the Offeror simultaneously takes up and pays for all Aquiline Securities then validly deposited under such Offer and not withdrawn.

        The Offeror will pay for Aquiline Securities validly deposited under the Offers and not withdrawn by providing the Depositary with sufficient certificates representing Pan American Shares, Pan American Consideration Warrants, Pan American Replacement Warrants and/or Replacement Debenture, as applicable, for transmittal to depositing Aquiline Securityholders. The Depositary will act as the agent of persons who have deposited Aquiline Securities in acceptance of an applicable Offer for the purposes of receiving certificates representing Pan American Shares, Pan American Consideration Warrants, Pan American Replacement Warrants and/or the Replacement Debenture, as applicable, and transmitting such certificates to such persons, and receipt of such certificates by the Depositary will be deemed to constitute receipt thereof by persons depositing Aquiline Securities. Under no circumstances will interest accrue or be paid by the Offeror or the Depositary to persons depositing Aquiline Securities on the purchase price of Aquiline Securities purchased by the Offeror, regardless of any delay in making such payment.

        Settlement with each Aquiline Securityholder who has validly deposited and not validly withdrawn Aquiline Securities under an Offer will be made by the Depositary issuing or causing to be issued a certificate representing the appropriate number of Pan American Shares, Pan American Consideration Warrants, Pan American Replacement Warrants and/or Replacement Debenture, as the case may be, to which the depositing Aquiline Securityholder is entitled. Subject to the foregoing and unless otherwise directed by the applicable Letter of Transmittal, such certificate(s) will be issued in the name of the registered holder of the Aquiline Securities so deposited. Unless the person depositing the Aquiline Securities instructs the Depositary to hold such certificate(s) for pick-up by checking the appropriate box in the Letter of Transmittal, such certificate(s) will be forwarded by mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, such certificate(s) will be sent to the address of the holder as shown on the registers of Aquiline Securityholders maintained by or on behalf of Aquiline. Pursuant to applicable law, the Offeror may, in certain circumstances, be required to withhold and sell in the market a portion of the Pan American Shares, Pan American Consideration Warrants, Pan American Replacement Warrants and/or the Replacement Debenture, as applicable, that the depositing Aquiline Securityholder would otherwise be entitled to receive to satisfy the Offeror's obligation to withhold and remit amounts pursuant to the Tax Act. Certificates representing Pan American Shares, Pan American Consideration Warrants, Pan American Replacement Warrants, and/or the Replacement Debenture, as the case may be, that are mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

        Aquiline Securityholders will not be obligated to pay brokerage fees or commissions if they accept an Offer by depositing their Aquiline Securities directly with the Depositary. If a depositing Aquiline Securityholder holds Aquiline Securities through a broker or other nominee and such broker or nominee deposits the Aquiline Securities to an Offer on the Aquiline Securityholder's behalf, the broker or nominee may charge a fee for performing this service.

7.     Return of Deposited Aquiline Securities

        Any Deposited Aquiline Securities that are not taken up by the Offeror will be returned, at the expense of the Offeror, to the depositing Aquiline Securityholder as soon as practicable after the Expiry Time or withdrawal or early termination of the Offers, by (i) sending new certificates representing Aquiline Securities not purchased, or by returning the deposited certificates (and other relevant documents) by mail to the address of the depositing Aquiline Securityholder specified in the applicable Letter of Transmittal or, if such address is not so specified, to such address as shown on the registers of Aquiline Securityholders maintained by or on behalf of Aquiline, or (ii) in the case of Aquiline Securities deposited by book-entry transfer of such Aquiline Securities into the Depositary's account maintained with CDS or DTC, as applicable, pursuant to the procedures set forth in "Manner of Acceptance — Acceptance by Book-Entry Transfer" in Section 3 of the Offers to Purchase, such Aquiline Securities will be credited to the depositing holder's account maintained with CDS or DTC, as applicable.

8.     Withdrawal of Deposited Aquiline Securities

        Except as otherwise provided by applicable law or as provided in this Section 8, all deposits of Aquiline Securities pursuant to the Offers are irrevocable. Unless otherwise required or permitted by applicable law, any Aquiline Securities deposited in acceptance of an Offer may be withdrawn by or on behalf of the depositing Aquiline Securityholder:

  (a)
  at any time before the Aquiline Securities have been taken up by the Offeror pursuant to such Offer;

  (b)
  at any time before the expiration of ten days from the date upon which either:

  (i)
  a notice of change relating to a change which has occurred in the information contained in the Offers to Purchase or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of an Aquiline Securityholder to accept or reject such Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror, unless it is a change in a material fact relating to the offered Pan American Securities) in the event that such change occurs: (A) at or before the Expiry Time; or (B) after the Expiry Time, but before the expiry of all rights of withdrawal in respect of such Offer, or

    (ii)
    a notice of variation concerning a variation in the terms of such Offer, other than a variation consisting solely of an increase in the consideration offered for the Aquiline Securities where the Expiry Time is not extended for more than ten days, is mailed, delivered or otherwise properly sent in accordance with applicable law; or

  (c)
  if the Aquiline Securities have not been paid for by the Offeror within three Business Days after having been taken up.

        If the Offeror waives any terms or conditions of an Offer and extends the Offer in circumstances where the rights of withdrawal set forth in (b) above are applicable, the Offer shall be extended without the Offeror first taking up the Aquiline Securities which are subject to the rights of withdrawal.

        To be effective, withdrawals of Aquiline Securities deposited pursuant to an Offer must be effected by notice of withdrawal made by or on behalf of the depositing Aquiline Securityholder and must be actually received by the Depositary at the place of deposit before such Aquiline Securities are taken up and paid for. Notice of withdrawal must: (i) be made by a method, including facsimile transmission, that provides the Depositary with a written or printed copy; (ii) must be signed by or on behalf of the person who signed the Letter of Transmittal accompanying, or the Notice of Guaranteed Delivery in respect of, the Aquiline Securities which are to be withdrawn; and (iii) must specify such person's name, the number of Aquiline Securities to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Aquiline Securities to be withdrawn. Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions and rules set out in such letter), except in the case of Aquiline Securities deposited for the account of an Eligible Institution. The withdrawal will take effect upon receipt by the Depositary of the properly completed notice of withdrawal.

        Alternatively, if Aquiline Securities have been deposited pursuant to the procedures for book-entry transfer in the United States, as set forth in "Manner of Acceptance — Acceptance by Book-Entry Transfer in Section 3 of the Offers to Purchase, any notice of withdrawal must specify the name and number of the account at CDS or DTC, as applicable, to be credited with the withdrawn Aquiline Securities and otherwise comply with the procedures of CDS or DTC, as applicable.

        A withdrawal of Aquiline Securities deposited pursuant to the Offers can only be accomplished in accordance with the foregoing procedure. The withdrawal will take effect only upon actual receipt by the Depositary of the properly completed and executed written or facsimile notice of withdrawal.

        All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion, and such determination will be final and binding. None of the Depositary, the Offeror or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or will incur any liability for failure to give such notification.

        Withdrawals cannot be rescinded and any Aquiline Securities properly withdrawn will thereafter be deemed not validly deposited for the purposes of the Offers. However, withdrawn Aquiline Securities may be re-deposited at any subsequent time prior to the Expiry Time by again following any of the procedures described in Section 3 of the Offers to Purchase, "Manner of Acceptance".

        If the Offeror extends the period of time during which the Offers are open, is delayed in taking up or paying for Aquiline Securities by not more than ten days after the Expiry Time, then, without prejudice to the Offeror's other rights or the Aquiline Securityholders' other rights, Aquiline Securities deposited under an Offer may, subject to applicable laws, be retained by the Depositary on behalf of the Offeror and such Aquiline Securities may not be withdrawn except to the extent that depositing Aquiline Securityholders are entitled to withdrawal rights as set forth in this Section 8 or pursuant to applicable law.

        In addition to the foregoing rights of withdrawal, Aquiline Securityholders in certain provinces and territories of Canada are entitled to statutory rights of rescission or to damages, or both, in certain circumstances. See Section 30 of the Circular, "Statutory Rights".

9.     Notices and Delivery

        Without limiting any other lawful means of giving notice and except as otherwise provided in the Offers to Purchase, any notice to be given by the Offeror or the Depositary to the Aquiline Securityholders pursuant to the Offers will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered Aquiline Securityholders at their addresses as shown on the appropriate registers of Aquiline Securityholders maintained by or on behalf of Aquiline and unless otherwise specified by applicable law will be deemed to have been received on the first business day following the date of mailing. For this purpose, "business day" means any day other than a Saturday, Sunday or statutory holiday in the jurisdiction to which the notice is mailed. These provisions apply notwithstanding any accidental omission to give notice to any one or more Aquiline Securityholders and notwithstanding any interruption of mail services in Canada or in any other country following mailing.

        In the event of any interruption of mail service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada are not open for the deposit of mail, any notice which the Offeror or the Depositary may give or cause to be given under the Offers will be deemed to have been properly given and to have been received by Aquiline Securityholders if it is: (a) given to the TSX or the NASDAQ for dissemination through their facilities; (b) published once in the National Edition of the Globe and Mail or the National Post and La Presse newspapers provided that if the National Post or La Presse newspaper is not being generally circulated, publication thereof shall be made in any other daily newspaper or newspapers of general circulation in the cities of Toronto, Vancouver and Montreal; or (b) it is given to Canada News Wire Service or Marketwire for dissemination through its facilities.

        The Offers to Purchase and Circular, Letters of Transmittal and Notice of Guaranteed Delivery will be mailed to registered Aquiline Securityholders or made in such other manner as is permitted by applicable regulatory authorities and the Offeror will use its reasonable efforts to furnish the Offers to stockbrokers, investment dealers, banks and similar persons whose names, or the names of whose nominees, appear in the register maintained by the transfer agent in respect of Aquiline Securities or, if security position listings are available, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to the beneficial owners of Aquiline Securities.

        Wherever the Offers call for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable. Wherever the Offers call for documents to be delivered to a particular office of the Depositary, such documents will not be considered delivered unless and until they have been physically received at the particular office at the address indicated in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

10.   Mail Service Interruption

        Notwithstanding the provisions of the Offers to Purchase and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, certificates representing Deposited Aquiline Securities and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to securities certificates and any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited certificates for Aquiline Securities were delivered until such time as the Offeror has determined that delivery by mail will no longer be delayed. The Offeror shall provide notice of any such determination not to mail made under this Section 10 as soon as reasonably practicable after the making of such determination and in accordance with Section 9 of the Offers to Purchase, "Notices and Delivery". Notwithstanding Section 6 of the Offers to Purchase, "Payment for Deposited Aquiline Securities", securities certificates and any other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the depositing Aquiline Securityholder at the appropriate office of the Depositary.

11.   Changes in Capitalization; Dividends; Distributions; Liens

        If, on or after the date of the Offers, Aquiline should divide, combine, reclassify, consolidate, convert or otherwise change any of the Aquiline Securities or its capitalization, or shall disclose that it has taken or intends to take any such action, then the Offeror reserves the right, in its sole discretion, but subject in all cases to the terms and conditions of the Support Agreement, to make such adjustments to the purchase price and other terms of the Offers (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor) to reflect such division, combination, reclassification, consolidation, conversion or other change. Under the Support Agreement, Pan American has agreed that it will not, without the prior written consent of Aquiline, which may be withheld in Aquiline's sole discretion, make certain modifications or waivers to the Offers including: (i) decreasing the consideration per Aquiline Share payable under the Share Offer or modifying the terms of the Pan American Consideration Warrants or Pan American Replacement Warrants; (ii) decreasing the Exchange Ratio; (iii) changing the form of consideration payable under any of the Offers (other than to increase consideration or add consideration alternatives); (iv) decreasing the number of Aquiline Shares, Aquiline Warrants or principal amount of the Convertible Debenture in respect of which the Offers are being made; or (v) amending, modifying or changing any of the Offers in a manner that is adverse to Aquiline, the Aquiline Shareholders, the Aquiline Warrantholders, or the Convertible Debentureholder.

        Aquiline Securities acquired pursuant to the Offers shall be transferred to the Offeror free and clear of all liens, charges, encumbrances, claims, equities or rights of others of any nature and together with all rights and benefits arising therefrom, including, the right to all Distributions which may be declared, paid, issued, distributed, made or transferred on or after the date of the Offers on or in respect of the Aquiline Securities but subject to any Aquiline Securities being validly withdrawn by or on behalf of a depositing Aquiline Securityholder.

        If, on or after the date of the Offers, Aquiline should declare or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Aquiline Securities, which is or are payable or distributable to Aquiline Securityholders of record on a date which is prior to the transfer to the name of the Offeror or its nominees or transferees on Aquiline's transfer registers of Aquiline Securities accepted for purchase pursuant to the Offers, the whole of such distribution shall be received and held by the depositing Aquiline Securityholders for the account of the Offeror until the Offeror pays for such Aquiline Shares and shall be promptly remitted and transferred by the depositing Aquiline Securityholders to the Depositary for the account of the Offeror, accompanied by proper documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such distribution and may withhold the entire consideration payable by the Offeror to the depositing Aquiline Securityholder or deduct from the consideration payable by the Offeror to the depositing Aquiline Securityholder pursuant to the Offers the amount or value thereof by decreasing the number of Pan American Securities payable to such depositing Aquiline Securityholder per Aquiline Securities deposited, as determined by the Offeror in its sole discretion. The declaration or payment of any such dividend or distribution may have tax consequences not discussed under Section 20 of the Circular, "Canadian Federal Income Tax Considerations".

12.   Acquisition of Aquiline Securities Not Deposited Under the Offers

        If, within 120 days after the date of the Offers, at least 90% of the issued and outstanding Aquiline Shares, not held by, or held by a nominee for, Pan American or its affiliates, are validly tendered pursuant to the Share Offer, the conditions of the Share Offer are satisfied or waived and Pan American takes up and pays for the Aquiline Shares validly deposited under the Share Offer, the Offeror intends, subject to compliance with all applicable Laws, to undertake a Compulsory Acquisition to acquire all of the Aquiline Shares not deposited under the Share Offer. If the Offeror takes up and pays for Aquiline Shares validly deposited under the Share Offer and the Offeror is not entitled to effect a Compulsory Acquisition, or if any of the Aquiline Warrants or the Convertible Debenture have not been tendered under the Offers, the Offeror intends to acquire, directly or indirectly, all of the remaining Aquiline Securities pursuant to a Subsequent Acquisition Transaction. If not less than that number of the outstanding Aquiline Shares that, together with the Aquiline Shares directly or indirectly owned by the Offeror and its affiliates, constitutes 66 2/3% of the outstanding Aquiline Shares are deposited to the Share Offer, the Offeror will own sufficient Aquiline Shares to effect such Subsequent

Acquisition Transaction. See Section 19 of the Circular, "Acquisition of Aquiline Securities Not Deposited". Under the Support Agreement, the Offeror has agreed that, if it is legally possible to do so and subject to compliance with applicable law, it will, after taking up and paying for Aquiline Shares under the Share Offer, undertake a Compulsory Acquisition in respect of the Aquiline Shares not tendered to the Share Offer. If the Offeror is unable to undertake a Compulsory Acquisition, it has further agreed to use all commercially reasonable efforts to acquire such remaining Aquiline Shares in a Subsequent Acquisition Transaction.

13.   Market Purchases

        During the term of the Offers, the Offeror reserves the right to purchase Aquiline Shares other than under the terms of the Share Offer, provided:

  (a)
  such intention is stated in a news release issued and filed at least one business day prior to making such purchases;

  (b)
  the number of Aquiline Shares beneficially acquired does not exceed 5% of the outstanding Aquiline Shares as of the date of the Share Offer;

  (c)
  the purchases are made in the normal course through the facilities of the TSX;

  (d)
  the Offeror issues and files a news release containing the information required under Section 2.2(3) of MI 62-104 or Section 2.1 of OSC Rule 62-504, as applicable, immediately after the close of business of the TSX on each day in which Aquiline Shares have been purchased;

  (e)
  no broker acting for the Offeror performs services beyond the customary broker's function in regards to the purchases;

  (f)
  no broker acting for the Offeror receives more than the usual fees or commissions in regard to the purchases then are charged for comparable services performed by the broker in the normal course;

  (g)
  the Offeror or any person acting for the Offeror does not solicit or arrange for the solicitation of offers to sell securities of the class subject to the Share Offer, except for the solicitation by the Offeror under the Share Offer; and

  (h)
  the seller or any person acting for the seller does not, to the knowledge of the Offeror, solicit or arrange for the solicitation of offers to buy securities of the class subject to the Share Offer.

        Such purchases of Aquiline Shares shall be counted in any determination as to whether the Minimum Tender Condition has been fulfilled. For these purposes, "Offeror" includes the Offeror and any person acting jointly or in concert with the Offeror.

        Although the Offeror has no present intention to sell Aquiline Securities taken up under the Offers, the Offeror reserves the right to make or enter into arrangements, commitments or understandings at or prior to the Expiry Time to sell any of such Aquiline Securities after the Expiry Time.

14.   Other Terms of the Offers

        The Offers and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offers unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

        No stock broker, investment dealer or other person has been authorized to give any information or make any representation on behalf of the Offeror not contained herein or in the accompanying Circular, and, if given or made, such information or representation must not be relied upon as having been authorized. No stock broker, investment dealer or other person shall be deemed to be the agent of the Offeror or the Depositary for purposes of the Offers.

        In any jurisdiction in which the Offers are required to be made by a licensed broker or dealer, the Offers shall be made on behalf of the Offeror by brokers or dealers licensed under the laws of such jurisdiction.

        The provisions of the Definitions, the Summary, the Circular, the Letters of Transmittal and the Notice of Guaranteed Delivery accompanying the Offers to Purchase, including the instructions and rules contained therein, as applicable, form part of the terms and conditions of the Offers.

        Subject to the terms of the Support Agreement the Offeror, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offers (including, without limitation, the satisfaction of the conditions of the Offers), the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of any of the Offers, the validity of any deposit of Aquiline Securities and the validity of any withdrawal of Aquiline Securities.

        The Offeror reserves the right to transfer to one or more affiliates of the Offeror the right to purchase all or any portion of the Aquiline Securities deposited pursuant to the Offers, but any such transfer will not relieve the Offeror of its obligations under the Offers and in no way will prejudice the rights of persons depositing Aquiline Securities to receive payment for Aquiline Securities validly deposited and accepted for payment pursuant to an Offer.

        No Offers are being made to, and no deposits will be accepted from or on behalf of, Aquiline Securityholders residing in any jurisdiction in which the making of the Offers or the acceptance thereof would not be in compliance with the laws of such jurisdiction. The Offeror may, in its sole discretion, take such action as it may deem necessary to make the Offers in any jurisdiction and extend the Offers to Aquiline Securityholders in any such jurisdiction.

        The accompanying Circular together with the Offers to Purchase constitutes the take-over bid circular required under applicable Canadian provincial securities legislation with respect to the Offers. Aquiline Securityholders are urged to refer to the accompanying Circular for additional information relating to the Offers.

        The Offeror has filed with the SEC a registration statement on Form F-80, together with exhibits furnishing additional information with respect to the Offers, and may file amendments thereto. Pursuant to Section V(D) of the Form F-80 instructions, the Offeror is exempt from filing a Tender Offer Statement on Schedule TO. Aquiline Securityholders will be able to obtain copies of such documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by the Offeror will be available free of charge from the Offeror. You should direct requests for documents to the Coordinator, Investor Relations of Pan American, Suite 1500 - 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6, telephone: 604-684-1175.

Dated: October 30, 2009.	PAN AMERICAN SILVER CORP.
(Signed) GEOFFREY A. BURNS, President & Chief Executive Officer

CIRCULAR

        This Circular is furnished in connection with the accompanying Offers to Purchase dated October 30, 2009 pursuant to which the Offeror has offered to purchase: (a) all of the outstanding Aquiline Shares (other than Aquiline Shares owned by the Offeror or its affiliates); (b) any and all of the outstanding Aquiline Warrants (other than Aquiline Warrants owned by the Offeror or its affiliates); and (c) the outstanding Convertible Debenture. The terms and conditions of the Offers to Purchase are incorporated into and form part of this Circular. Aquiline Securityholders should refer to the Offers to Purchase for details of the terms and conditions of the Offers, including details as to payment and withdrawal rights. Terms defined in the Offers to Purchase and used in this Circular have the meanings given to them in the Offers to Purchase unless the context otherwise requires. Schedule "A" to this Circular is incorporated into and forms part of this Circular.

        Unless otherwise indicated, the information concerning Aquiline contained in the Offers to Purchase and this Circular has been taken from, or is based upon, publicly available documents and records on file with Canadian securities administrators, stock exchanges and other public sources. Although Pan American has no actual knowledge that would indicate that any statements contained herein and taken from or based on such documents and records are untrue or incomplete, none of Pan American or its directors or officers assumes any responsibility for the accuracy or completeness of such information, or for any failure by Aquiline to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Pan American.

1.     Pan American

        Pan American is a major silver producer whose mission is to be the world's largest and lowest cost primary silver mining company. At present, Pan American has eight operating mines in Mexico, Peru, Argentina and Bolivia. It also carries on mineral exploration programs in all of the aforementioned countries. The principal product from Pan American's mining operations is silver, although gold, zinc, lead and copper are also produced and sold.

        Pan American is a company incorporated under the laws of the Province of British Columbia and has its head office at Suite 1500 - 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6 and its registered and records office at 900 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, V7X 2T2. Pan American's telephone number is 604-684-1175 and website is www.panamericansilver.com. The information contained in Pan American's website is not incorporated by reference in the Offers to Purchase or Circular.

        For further information regarding Pan American, refer to Pan American's filings with the Canadian securities regulatory authorities which may be obtained through SEDAR at www.sedar.com or Pan American's filings with the SEC which are available at the SEC's website at www.sec.gov.

2.     Aquiline

        Aquiline is engaged in the business of acquiring and exploring silver and gold deposits and precious metals properties and developing such properties independently, or through joint ventures. Aquiline currently holds interests in the Calcatreu Project located in the Province of Rio Negro, Argentina, the Navidad Project located in the Province of Chubut, Argentina, the Pico Machay Project located in the Province of Huancavelica, Peru, the Regalo Project located in the Province of Chubut, Argentina and properties in the Sudbury region of Ontario that are being explored for platinum group metals deposits.

        Aquiline was incorporated by the filing of a Memorandum and Articles under the Company Act (British Columbia). By Articles of Continuance dated December 16, 2002, Aquiline continued from British Columbia to Ontario to be governed under the OBCA. The registered office and head office of Aquiline is located at The Exchange Tower, 130 King Street West, Suite 3680, P.O. Box 99, Toronto, Ontario M5X 1B1. Aquiline's telephone number is 416-599-4133 and its website address is www.aquiline.com. The information contained in Aquiline's website is not incorporated by reference in the Offers to Purchase or Circular.

        For further information regarding Aquiline, refer to the Aquiline's filings with the Canadian securities regulatory authorities which may be obtained via SEDAR at www.sedar.com.

3.     Background to the Offers

        Pan American's management regularly reviews the activities of other silver exploration and mining companies for the purpose of identifying and investigating prospective assets that would be complementary to, and consistent with, Pan American's strategic plan.

        In early October, 2008, Pan American identified Aquiline's Navidad Project as a potential target of interest and began performing due diligence on Aquiline, based on publicly available information. Shortly thereafter, Geoffrey Burns, President and Chief Executive Officer of Pan American contacted Marc Henderson, President and Chief Executive Officer of Aquiline, to discuss Pan American's interest in the Navidad Project.

        Telephone discussions between Messrs. Burns and Henderson continued and Mr. Henderson indicated that Aquiline was considering a private placement financing and asked Mr. Burns if Pan American would be interested in participating. Mr. Burns indicated that Pan American might be interested in participating in a financing, but that Pan American's primary interest was in becoming more directly involved in the development of the Navidad Project.

        On October 15, 2008, Pan American and Aquiline signed a confidentiality agreement permitting Pan American to conduct due diligence on Aquiline, its properties and assets. During the week that followed, Pan American and Aquiline negotiated terms for Pan American's initial investment in Aquiline. On October 22, 2008, a Cdn.$3.0 million investment by Pan American in Aquiline was announced as part of a larger Cdn.$7.39 million private placement financing by Aquiline. As part of this private placement financing, Pan American purchased 1.5 million units, comprised of 1.5 million Aquiline Shares and 1.5 million October 2008 Warrants, for a purchase price of Cdn.$2.00 per unit.

        On December 4 and 5, 2008, Michael Steinmann, Executive Vice-President, Geology and Exploration of Pan American and Martin Wafforn, Vice President, Technical Services of Pan American, conducted a field visit to the Navidad Project including the Loma de la Plata deposit, reviewed drill cores and reviewed plans and maps with Aquiline's on-site technical team, including John Chulick, Vice-President of Exploration of Aquiline.

        On March 3, 2009, Messrs. Burns and Steinmann and Steven Busby, Chief Operating Officer of Pan American met with Messrs. Henderson, Chulick and Blaise Yerly, Chairman of Aquiline's board of directors and the Special Committee (as described below), in Toronto to further discuss Pan American's interest in the Navidad Project. At that meeting, Pan American presented a written non-binding proposal to form a joint venture between Pan American and Aquiline for the exploration and development of the Navidad Project. At the meeting, Aquiline's management indicated that Aquiline would consider the joint venture proposal. Approximately two weeks after this meeting, Mr. Henderson phoned Mr. Burns to advise Pan American that the board of directors of Aquiline was not interested in discussing the terms of Pan American's joint venture proposal.

        In late May 2009, Mr. Burns met Mr. Henderson and Martin Walter, Executive Vice President of Aquiline, in Toronto to further discuss Pan American's continuing interest in Aquiline and the Navidad Project. At this meeting, Mr. Burns asked whether Aquiline's board of directors would be willing to consider an offer by Pan American to purchase Aquiline. Mr. Henderson indicated that, in light of Aquiline's share price at that time, a sale of Aquiline would only be considered for a significant off-market premium. Mr. Burns responded that while Pan American was still keenly interested in becoming involved with the Navidad Project, it was unlikely to make an offer on that basis.

        A few days after this meeting, Cormark contacted Mr. Burns to inquire whether Pan American wished to participate in a short-form prospectus offering by Aquiline which Cormark was underwriting. On June 4, 2009, Pan American participated in this offering, purchasing a further 150,000 Aquiline Shares at an offering price of Cdn.$2.25 per Aquiline Share.

        On July 10, 2009, a representative of BMO Capital Markets telephoned Mr. Burns to advise Pan American that Aquiline was seeking non-binding indicative proposals from a select group of qualified and interested parties with respect to a transaction with Aquiline. BMO Capital Markets further advised that this process had arisen in response to Aquiline's receipt of an unsolicited proposal from a credible mining company. BMO Capital Markets indicated that any indicative proposal would need to recognize the intrinsic value of Aquiline, which, while not explicitly specified, was indicated to be significantly above the then current market price for Aquiline Shares.

        On July 11, 2009, Pan American requested Goldman Sachs to act as its exclusive financial advisor in respect of a potential transaction with Aquiline. On July 13, 2009, Goldman Sachs began a preliminary financial evaluation of Aquiline based on publicly available information on Aquiline. That same day, Pan American engaged BLG to act as legal advisors in respect of a potential transaction with Aquiline.

        On July 17, 2009, Mr. Burns and representatives of Goldman Sachs met with representatives of BMO Capital Markets at BMO Capital Markets' offices in Toronto in order to discuss Pan American's interest in conducting further due diligence on Aquiline and submitting a proposal in connection with a transaction involving Aquiline. BMO Capital Markets indicated that a special committee of independent members of Aquiline's board of directors (the "Special Committee") had been appointed to govern the process and that the details of the process were still being finalized.

        Between July 24th and August 6th, 2009, a number of discussions took place between the financial advisors for Pan American and Aquiline and between Mr. Burns and representatives of BMO Capital Markets regarding the proposed timing and process details.

        On August 6, 2009, Pan American and Aquiline signed an amendment to the existing confidentiality agreement. Following execution of this agreement, Pan American and its financial and legal advisors were provided access on August 7, 2009 to an electronic data room established by Aquiline which contained confidential information relating to Aquiline and its properties. Pan American and its financial and legal advisors proceeded to review the information contained in the electronic data room in the weeks that followed.

        On August 11, 2009, BMO Capital Markets delivered to Pan American a letter requesting that all parties submit a non-binding proposal by no later than 5:00 pm (Eastern time) on August 24, 2009.

        On August 12, 2009, Pan American engaged Skadden, Arps, Slate, Meagher & Flom LLP as United States legal advisors in respect of a potential transaction, and on August 14, 2009, Pan American engaged Brons & Salas Abogados as Argentine legal advisor in respect of a potential transaction.

        On August 20, 2009, Goldman Sachs presented a preliminary financial analysis regarding Aquiline to Pan American's senior management and legal advisors. Following the presentation, Pan American completed its preliminary internal review and approval process and its legal and financial advisors continued to review information made available in the electronic data room.

        On August 21, 2009, Pan American delivered to BMO Capital Markets a non-binding indicative proposal to acquire all of the outstanding Aquiline Shares at a share exchange ratio of 0.1892 of a Pan American Share for each Aquiline Share (plus a nominal cash amount of Cdn.$0.0001 per Aquiline Share), representing consideration of approximately Cdn.$4.00 per Aquiline Share or an approximately 70% premium over Aquiline's closing price on August 21, 2009. The non-binding indicative proposal also contained a proposal for Pan American to make formal take-over bids for each outstanding series of Aquiline Warrants and the Convertible Debenture. The non-binding indicative proposal was also conditional on among other matters, the satisfactory completion of meetings with Argentine government officials; the satisfactory completion of meetings with technical consultants of Aquiline; and delivery from Aquiline's Argentine counsel to Pan American of a title opinion with respect to the Navidad Project, in form and substance satisfactory to Pan American and its counsel.

        Over the ensuing days several discussions regarding Pan American's initial non-binding proposal took place between Goldman Sachs and BMO Capital Markets. BMO Capital Markets indicated that the value being offered by Pan American was not sufficiently compelling to warrant exclusive discussions between Pan American and Aquiline.

        On September 1, 2009, Pan American delivered to BMO Capital Markets a revised non-binding indicative proposal to acquire all of the outstanding Aquiline Shares at a share exchange ratio of 0.2218 of a Pan American Share for each Aquiline Share (plus a nominal cash amount of Cdn.$0.0001 per Aquiline Share), representing consideration of approximately Cdn.$4.75, an approximately 17.2% increase in the proposed share exchange ratio. The revised indicative proposal again contained a proposal for Pan American to make formal take-over bids for each outstanding series of Aquiline Warrants and the Convertible Debenture and otherwise contained terms substantially similar to those provided in Pan American's August 21, 2009 proposal.

        Between September 2nd and September 9th, 2009, representatives of Goldman Sachs and BMO Capital Markets, and representatives of Pan American and BMO Capital Markets held numerous calls to discuss

Pan American's revised indicative proposal and to negotiate the terms of an exclusivity agreement between Pan American and Aquiline.

        On September 8, 2009, Mr. Burns met with Mr. Henderson and Mr. Walter to discuss, on an informal basis, the non-binding indicative proposal from Pan American and related matters. At this meeting, Mr. Henderson advised that Pan American would have to increase the consideration provided in its September proposal in order to obtain the full support of Aquiline's board of directors.

        On September 9, 2009, Pan American signed and, on September 10, 2009, Aquiline counter-signed a 21-day exclusivity agreement on the basis of a potential transaction occurring with not less that 0.2218 of a Pan American Share being offered as consideration for each Aquiline Share.

        Between September 10th and September 16th, 2009, representatives of BLG and Goldman Sachs discussed certain aspects of a proposed Support Agreement, proposed Lock-Up Agreements and other issues relating to Pan American's revised indicative proposal with Fasken, legal advisor to the Special Committee, and BMO Capital Markets.

        On September 16, 2009, Pan American's technical team met with independent technical consultants of Aquiline and discussed technical work conducted on the Navidad Project. The next day, Pan American and its legal and financial advisors held a due diligence call with members of Aquiline's senior management team, Aquiline's legal advisors, Foglers, BMO Capital Markets and Fasken. Also on September 17, 2009, Pan American's Peruvian technical team conducted a site visit of Aquiline's Pico Machay Project. The visit was hosted by Dean Williams, Aquiline's Chief Geologist, and Paco Solano, General Manager of the Pico Machay Project.

        Between September 17th and September 21st, 2009, representatives of Goldman Sachs and BMO Capital Markets held numerous calls to discuss certain aspects of the proposed Support Agreement and Lock-Up Agreements and other issues relating to Pan American's non-binding indicative proposal.

        On September 21, 2009, Pan American and Aquiline signed a confidentiality agreement permitting Aquiline to conduct due diligence on Pan American and its assets. Thereafter Aquiline commenced its due diligence review of Pan American. As part of the reciprocal due diligence process, Aquiline participated in site visits to various properties of Pan American and conducted detailed discussions with senior executives of Pan American regarding Pan American's business plan, financial condition and future business prospects.

        On September 22, 2009, representatives of Pan American and representatives of Aquiline met in Toronto with their respective legal and financial advisors to discuss the transaction structure and terms of a Support Agreement. During these discussions, the parties settled a number of issues, but the proposed consideration remained unresolved. Aquiline and its advisors indicated at these meetings that Pan American's proposed consideration of 0.2218 of a Pan American Share for each Aquiline Share would not be sufficient to obtain the full support of the board of directors of Aquiline.

        On September 23, 2009, representatives of Pan American, Goldman Sachs and BLG met again with Aquiline, Fasken, Foglers and BMO Capital Markets to further discuss the transaction structure and terms of a Support Agreement. During negotiations, Pan American proposed that Aquiline could choose between additional consideration consisting of either 0.05 of a Pan American Consideration Warrant per Aquiline Share or 0.1 of a warrant to purchase Pan American Shares, similar to the Pan American Consideration Warrant (except that the term was proposed to be three years and not five years) be included in a revised offer to acquire all of the outstanding Aquiline Shares in exchange for the full support of the board of directors of Aquiline. Later that day, Aquiline and its advisors met with Pan American and its advisors to discuss Pan American's revised non-binding indicative proposal with additional warrant consideration. Aquiline indicated that the additional warrant consideration would not be sufficient to obtain the support of the board of directors of Aquiline. The parties then broke off discussions.

        During the evening of September 23, 2009, representatives of Pan American and BMO Capital Markets held meetings to further progress discussions concerning price, the terms of Pan American's revised proposal and the terms which the board of directors of Aquiline would be willing to support.

        On September 24, 2009, Pan American delivered its best and final proposal to BMO Capital Markets, offering 0.2495 of a Pan American Share and 0.1 of Pan American Consideration Warrant per Aquiline Share. This best and final proposal also included offers to purchase each outstanding Aquiline Warrant for 0.2495 of a

Pan American Replacement Warrant and Aquiline's outstanding Convertible Debenture for the Replacement Debenture. The revised best and final proposal was conditional on: (i) the board of directors of Aquiline advising by no later than 10:00 am (Eastern time) that day that it would be prepared to unanimously support an offer based on the proposed consideration package, and (ii) Pan American and Aquiline entering into a binding letter agreement by no later than midnight that day which would require the parties to execute and deliver a binding support agreement, substantially in the form attached to the letter agreement, subject to the satisfaction of certain conditions in favour of Pan American (described below). On September 24, 2009, BMO Capital Markets advised Pan American that following consultation with Aquiline's financial and legal advisors and upon receipt of a recommendation of the Special Committee, that the board of directors of Aquiline was prepared to unanimously support the revised economic proposal.

        The parties held further discussions and negotiations on September 24 and 25, 2009 to settle the terms of the binding letter agreement (the "Letter Agreement") and the form of Support Agreement to reflect the revised proposal. The Letter Agreement contemplated that the parties would execute and deliver a Support Agreement, substantially in the form attached to the Letter Agreement, subject to the satisfaction or waiver of certain conditions in favour of Pan American by 5:00 p.m. (Eastern time) October 2, 2009 (with the possibility of certain extensions to no later than 5:00 p.m. (Eastern time) October 20, 2009) including: (i) Pan American being satisfied, in its sole discretion, acting reasonably, with the results of the meetings with certain specified Argentine government officials in order to discuss its potential acquisition of Aquiline; (ii) the board of directors of Pan American, in its sole discretion, approving the Support Agreement and the transactions contemplated therein; and (iii) Pan American receiving a title opinion from Aquiline's Argentine counsel in respect of the Navidad Project, which is in form and substance satisfactory to Pan American and its counsel, acting reasonably.

        On September 25, 2009, Pan American and Aquiline signed the Letter Agreement. Following the execution of the Letter Agreement, Aquiline filed a confidential material change report with Canadian securities regulators with respect to the execution and delivery of the Letter Agreement. Later that day, Aquiline and its legal and financial advisors held a reciprocal due diligence call with members of Pan American's senior management team, Goldman Sachs and BLG.

        During the week of September 27 through October 2, 2009, Pan American scheduled meetings with Argentine governmental officials. During this same period, Aquiline and Pan American's legal advisors continued to settle the form of representations and warranties in the Support Agreement, the disclosure schedule of Aquiline, the title opinion and the form of Lock-Up Agreement.

        On the afternoon of October 2, 2009 prior to 5:00 p.m. (Eastern time), Pan American provided notice to Aquiline under the Letter Agreement that it had scheduled meetings with specified Argentine governmental officials and that such meetings were not able to be conducted prior to October 2, 2009 for reasons outside of the control of Pan American, despite having undertaken reasonable efforts to do so. Accordingly, the timing for the satisfaction of the conditions in the Letter Agreement was extended until October 16, 2009.

        On October 5, 2009, Aquiline filed a letter with the Canadian securities regulators advising of the need to maintain the confidentiality of the confidential material change report filed on September 25, 2009.

        On October 5 and 6, 2009, members of Pan American's senior management team met with senior federal and provincial Argentine governmental officials to discuss the potential acquisition of Aquiline.

        During the week of October 5, 2009, Aquiline and Pan American's legal advisors continued to settle the form of representations and warranties in the Support Agreement, the disclosure schedule of Aquiline, the title opinion and the form of Lock-Up Agreement.

        On October 10, 2009, Pan American's board of directors met with and received presentations from Pan American's senior management, financial advisor and legal advisors to consider the proposed acquisition by Pan American of Aquiline.

        On October 13, 2009, Aquiline's Argentine counsel delivered to Pan American a title opinion in respect of the Navidad Project and certain neighbouring joint venture properties also in the Province of Chubut.

        On the morning of October 14, 2009 prior to the opening of trading on North American markets, the board of directors of Pan American passed written consent resolutions approving the Support Agreement, the

Lock-Up Agreements and the form of Warrant Indenture. The parties then immediately proceeded to sign the Support Agreement and an amendment to the confidentiality agreement between Pan American and Aquiline.

        On the morning of October 14, 2009, prior to the opening of trading on the TSX, Pan American and Aquiline issued a joint press release announcing Pan American's intention to make the Offers and the execution of the Support Agreement. An investor presentation by Messrs. Burns and Henderson on the proposed transaction was webcast publicly later that morning.

        As of October 27, 2009, Locked-Up Shareholders had delivered executed Lock-Up Agreements pursuant to which the Locked-Up Shareholders have agreed to deposit all Aquiline Securities owned by the Locked-Up Shareholders comprising 6,447,096 Aquiline Shares and 1,758,333 Aquiline In-Money Options (as defined herein) assumed to be converted into Aquiline Shares prior to the expiry of the Mandatory Extension (as defined herein), together representing approximately 9.79% of Aquiline Shares (on a partially-diluted basis), and 38,000 Aquiline Warrants, to the Offers, subject to certain conditions, and not to withdraw such Aquiline Securities except in certain circumstances. In addition, the Locked-Up Shareholders agreed to exchange all Aquiline Out-of-Money Options for Pan American Replacement Options.

4.     Recommendation of the Aquiline Board; Support Agreement

        The board of directors of Aquiline has unanimously determined that the Share Offer is fair to Aquiline Shareholders and is in the best interests of Aquiline and unanimously recommends that Aquiline Shareholders accept the Share Offer and deposit their Aquiline Shares to the Share Offer. In making its recommendation, the board of directors of Aquiline consulted with legal and financial advisors and considered a number of factors, including those set out under "Recommendation of the Board of Directors" in the Directors' Circular which accompanies the Offers to Purchase and Circular.

        The board of directors of Aquiline has determined to not make a recommendation to any Aquiline Securityholders as to whether or not to accept or reject any of the Warrant Offers or the Debenture Offer for the reasons set out in the Directors' Circular.

        Aquiline Securityholders are urged to review carefully the Directors' Circular and, in particular, the factors considered by the board of directors of Aquiline under the heading "Recommendations of the Board of Directors" in the Directors' Circular.

Support Agreement

        Pan American and Aquiline entered into the Support Agreement on October 14, 2009. The following is a summary of the material provisions of the Support Agreement. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the full text of the Support Agreement, a copy of which may be obtained through the internet at www.sedar.com.

The Offers

        Under the terms of the Support Agreement:

  (a)
  Pan American agreed, subject to the satisfaction of certain conditions, to make the Offers; and

  (b)
  Aquiline represented and warranted, among other things, that its board of directors had, upon the recommendation of a special committee of independent members of the board of directors and upon consultation with its financial and legal advisors, determined unanimously that: (i) the Share Offer is fair to the Aquiline Shareholders and in the best interests of Aquiline; (ii) subject to the terms and conditions of the Support Agreement, the board of directors of Aquiline will recommend that the Aquiline Shareholders accept the Share Offer; (iii) it is in the best interests of Aquiline that it enter into the Support Agreement; and (iv) it had received an opinion from each of BMO Capital Markets and Cormark, financial advisors to Aquiline, that as at the date of such opinion, the consideration offered pursuant to the Share Offer is fair from a financial point of view to the Aquiline Shareholders (other than Pan American and its affiliates).

        Although Pan American generally reserved the right to modify or waive any term or condition of the Offers in its sole discretion, Pan American has agreed that it will not, without the prior written consent of Aquiline, which may be withheld in Aquiline's sole discretion, make certain modifications or waivers including: (i) modifying the Minimum Tender Condition to permit Pan American to acquire less than 50.1% of the Aquiline Shares outstanding at the Expiry Time (calculated on a Partially-Diluted Basis); (ii) decreasing the consideration per Aquiline Share payable under the Share Offer or modifying the terms of the Pan American Consideration Warrants or Pan American Replacement Warrants; (iii) decreasing the Exchange Ratio; (iv) changing the form of consideration payable under any of the Offers (other than to increase consideration or add consideration alternatives); (v) decreasing the number of Aquiline Shares, Aquiline Warrants or principal amount of the Convertible Debenture in respect of which the Offers are being made; (vi) amending, modifying or waiving the conditions that no termination or notice of termination of the Support Agreement shall have been made; or (vii) amending, modifying or changing any of the Offers in a manner that is adverse to Aquiline, the Aquiline Shareholders, the Aquiline Warrantholders, or the Convertible Debentureholder.

Conduct of Business

        Aquiline has agreed that, prior to the earlier of: (i) the termination of the Support Agreement; and (ii) the time of the appointment or election of individuals who are nominees of Pan American and represent a majority of the board of directors of Aquiline, neither it nor its Subsidiaries will, without the prior written consent of Pan American, take certain specified actions, subject to certain exceptions. These provisions are generally intended to ensure that Aquiline continues to conduct its business in the ordinary course and does not take any significant or extraordinary actions without Pan American's prior consent. In addition, Pan American and Aquiline have both made various representations and warranties to the other in the Support Agreement.

Non Solicitation

        Aquiline has agreed that it will not, and will cause its Subsidiaries not to, directly or indirectly, through any Representatives, except as expressly contemplated in the Support Agreement, solicit, initiate or knowingly encourage or facilitate (including by way of furnishing any non-public information, permitting any visit to any facilities or properties of Aquiline or any of its Subsidiaries, or entering into any form of agreement, arrangement, or understanding) any inquiries, proposals, offers or public announcements by any third party (other than Pan American and its affiliates) regarding any: (i) merger, amalgamation, reorganization, consolidation, arrangement, business combination, recapitalization, take-over bid, dividend, distribution, re-purchase of securities, liquidation, dissolution, or winding-up directly or indirectly involving Aquiline or any of its Subsidiaries which would result in the acquisition by a person (other than Pan American and its affiliates) of beneficial ownership of all or a material portion of the Aquiline Shares or all or a material portion of the assets of Aquiline and its Subsidiaries on a consolidated basis; (ii) alliance, joint venture, earn-in right or sale involving all or a material portion of the assets of Aquiline or its Subsidiaries on a consolidated basis (or any lease, long term supply or off-take agreement or other transaction having the same economic effect as a sale of such assets); (iii) allotment, issuance or sale of Aquiline Shares, or the creation, grant, issuance or sale of any option, warrant, conversion privilege, calls or other right, agreement, commitment or obligation of any kind convertible, exercisable or exchangeable for Aquiline Shares or other securities of Aquiline or its Subsidiaries from any person other than Pan American, except in each case pursuant to commitments or agreements existing as of the date of the Support Agreement; (iv) similar transactions involving Aquiline or its Subsidiaries with any person other than Pan American or its Affiliates, the consummation of which would, if completed, materially impede or prevent the consummation of the Offers, or (v) inquiry, proposal, offer or public announcement of an intention to do any of the foregoing, (any of the foregoing inquiries, proposals, offers, or public announcements in (i) to (v) being referred to as an "Acquisition Proposal").

        Aquiline also agreed that it will not, and will cause its Subsidiaries not to, directly or indirectly, or through Representatives, except as expressly contemplated in the Support Agreement: (i) engage in any discussions which would reasonably be expected to encourage a person to make an Acquisition Proposal or negotiations concerning, or provide any non-public information with respect to, or otherwise cooperate with, any person relating to an Acquisition Proposal, or otherwise assist, facilitate or knowingly encourage any effort or attempt to make or implement an Acquisition Proposal; (ii) withdraw the board of directors' approval or recommendation of the Offers or change, modify or qualify such approval or recommendation in a manner adverse to Pan American; (iii) approve or recommend any Acquisition Proposal or remain neutral with respect to any Acquisition Proposal which the board of directors has determined neither is nor many reasonably be expected to result in a Superior

Proposal (for greater certainty, it was acknowledged and agreed that publicly taking no position or an neutral position with respect to any Acquisition Proposal until 15 calendar days following the public announcement of such Acquisition Proposal will not be considered to violate the Support Agreement) or enter into any agreement relating to any Acquisition Proposal; or (iv) propose to publicly do any of the foregoing.

        Notwithstanding these restrictions, Pan American has agreed that nothing in the Support Agreement will: (i) prevent Aquiline, including its board of directors, or any Representatives from engaging in discussions or negotiations with, or responding to enquiries from any person that has made a bona fide unsolicited written Acquisition Proposal that the board of directors of Aquiline has determined is or is reasonably likely to become a Superior Proposal, or providing non-public information to a company that that has made or proposes to make a bona fide offer; (ii) preclude the Company or its officers or board of directors from responding within the time and in the manner required by Securities Laws and the OBCA, to any take over bid or tender or exchange offer made for the Aquiline Shares or other securities of Aquiline; or (iii) preclude the Company or its officers or board of directors from responding to any person making an unsolicited Acquisition Proposal made after October 14, 2009 that such Acquisition Proposal does not constitute, and is not reasonably expected to result in, a Superior Proposal when the Company's board of directors has so determined.

        Pan American has also agreed that if Aquiline's board of directors: (i) receives a request for non-public information from a party that has made or proposes to make a bona fide Acquisition Proposal that did not result from a breach of the Support Agreement; (ii) determines, in good faith, that such Acquisition Proposal, if made, is or may reasonably be expected to be a Superior Proposal; and (iii) after consultation with outside legal counsel, determines in good faith that the failure to provide such party with access to information would be inconsistent with their fiduciary duties, then Aquiline may provide such information to such party, subject to the execution of a confidentiality and standstill agreement which is no less favourable to Aquiline and no more favourable to the counterparty than the terms contained in the confidentiality agreement between Aquiline and Pan American dated August 6, 2009 (as amended) (the "Confidentiality Agreement") and further provided that the standstill provision will permit the making and consummation of a Superior Proposal and that the requirement to execute a confidentiality and standstill agreement will not apply if the person making or proposing to make the Acquisition Proposal is already a party to a confidentiality agreement with Aquiline. Such access to information may only be provided for a period of ten (10) business days unless the party in question has previously accessed the data room established by Aquiline in connection with its auction process, in which case such access may only be provided for five (5) business days. Aquiline must provide Pan American immediately with a list of, and in the case of information that was not previously made available to Pan American, copies of or access to any information that is being provided to such person.

Cease Negotiations

        Aquiline has agreed to immediately cease, cause its Representatives to cease, and cause to be terminated any solicitations, discussions or negotiations conducted before the date of the Support Agreement (other than Pan American) with respect to any Acquisition Proposal or potential Acquisition Proposal.

Right to Match Superior Proposal

        Aquiline has agreed that if, before the Expiry Time or termination of the Offers, the board of directors determines that an Acquisition Proposal constitutes a Superior Proposal, then Aquiline will promptly notify Pan American in writing thereof and provide to Pan American a notice (the "Notice of Superior Proposal") containing: (i) a copy of the document evidencing such Superior Proposal; (ii) the identity of the person making the Superior Proposal and a copy of such confidentiality agreement; and (iii) a written notice from the board of directors regarding the value in financial terms and the underlying material assumptions that the board of directors has, in consultation with Aquiline's financial advisor, determined should be ascribed to any non-cash consideration offered under such Superior Proposal.

        During the period ending on the fifth (5th) business day following the date of receipt of the Notice of Superior Proposal (the "Right to Match Period"), Pan American will have the opportunity, but not the obligation, to propose written amendments to the terms of the Offers and the Support Agreement, and Aquiline will co-operate with Pan American with respect thereof, including negotiation in good faith with Pan American with respect to the proposed written amendments until the expiry of the Right to Match Period. The board of directors of Aquiline will review any written offer by Pan American to amend the terms of the Offers and the Support Agreement in good faith in order to determine, in good faith and according to its fiduciary duties, whether Pan American's Offers and the Support Agreement, as amended by the proposed written amendments, would result in the Acquisition Proposal not being a Superior Proposal compared to the Offers and the Support Agreement, as so amended. If the board of directors so determines, Aquiline and Pan American will amend the Support Agreement only to reflect such proposed written amendments, and Aquiline will not take any action to withdraw, modify, qualify or change its recommendation with respect to the Offers, as amended, or to approve or implement or enter into any agreement related to such Acquisition Proposal, other than a confidentiality and standstill agreement. If Pan American does not propose written amendments to the terms of the Offers and the Support Agreement or the board of directors does not make the determination referred to above, then Aquiline will be entitled to terminate the Support Agreement and enter into an agreement in respect of the Superior Proposal and/or withdraw, modify, qualify, or change its recommendations regarding the Offers and the Superior Proposal, provided that it will have prior thereto paid to Pan American the Non-Completion Payment (as defined below) and further provided that Aquiline is not in breach of any of its covenants or obligations under the Support Agreement.

Non-Disparagement

        Aquiline has agreed that, except as explicitly contemplated by the Support Agreement, it will not, and it will cause each of its and its Subsidiaries' officers, directors, investment bankers, legal advisors or other advisors, consultants, representatives or agents not to, directly or indirectly:

  (a)
  (i)  make any public announcement;

  (ii)
  deliver any document;

  (iii)
  provide or furnish any non public information; or

  (iv)
  engage in any discussions with persons (other than directors of the Company) that would reasonably be expected to encourage an Acquisition Proposal;

    in each case which would reasonably be expected to materially impede or prevent the consummation of the Offers; or

  (b)
  with respect to officers and directors

  (i)
  fail to support any of the determinations made by the board of directors in respect of the Offers;

  (ii)
  publicly disapprove of, or publicly oppose the Support Agreement, the Offers or any transaction contemplated thereby; or

  (iii)
  recommend that Aquiline Securityholders not accept the Offers.

Non-Completion Payment

        Aquiline has agreed to pay to Pan American a non-completion payment (the "Non-Completion Payment") of Cdn.$18 million if at any time after the execution of the Support Agreement and prior to the earlier of the Expiry Time or termination of the Support Agreement:

  (a)
  the board of directors of Aquiline:

  (i)
  withdraws, qualifies, changes or modifies in a manner adverse to Pan American any of its recommendations or determinations to support the Share Offer (unless as a result of Pan American having suffered a Pan American Material Adverse Change);

  (ii)
  recommends, approves, publicly proposes to recommend or approve an Acquisition Proposal, causes Aquiline to enter into any letter of intent, agreement or undertaking related to any Acquisition Proposal, other than a confidentiality and standstill agreement permitted by the Support Agreement or resolves to do any of the foregoing; or

  (iii)
  fails to reaffirm its recommendation of the Offers in accordance with the Support Agreement,

    and in any of the foregoing circumstances Pan American terminates the Support Agreement;

  (b)
  Pan American terminates the Support Agreement as a result of a breach by Aquiline of its non-solicitation or non-disparagement covenants; or

  (c)
  Aquiline terminates the Support Agreement to accept a Superior Proposal after providing Pan American with a right to match such Superior Proposal and Pan American failing to do so; or

  (d)
  the Minimum Tender Condition has not been satisfied or waived at the Expiry Time (other than as a result of a failure by Pan American to comply with its covenants and obligations under the Support Agreement or if a Pan American Material Adverse Change has occurred), Pan American terminates the Support Agreement, an Acquisition Proposal has been publicly announced by any person prior to the Expiry Time and not withdrawn at least one (1) Business Day prior to the Expiry Time, and:

  (i)
  such Acquisition Proposal is consummated prior to the expiration of six (6) months following the termination of the Support Agreement; or

  (ii)
  the board of directors approves the entering into of a definitive agreement with respect to such Acquisition Proposal prior to the expiration of six (6) months following the termination of the Support Agreement.

        Pan American and Aquiline also agreed that if the Support Agreement is terminated by Pan American because: (i) Aquiline is in material default of certain covenants or obligations under the Support Agreement; (ii) a representation or warranty made by Aquiline under the Support Agreement that is qualified by reference to a Material Adverse Effect or materiality is not correct in all respects and is not curable; or (iii) a representation or warranty that is not qualified by reference to a Material Adverse Effect or materiality is not correct in all material respects, then Aquiline will pay to Pan American all reasonable and documented out-of-pocket fees and expenses of Pan American which were incurred in the connection with the transactions which are the subject of the Support Agreement up to a maximum of Cdn.$3 million.

Termination of the Support Agreement

        The Support Agreement may be terminated at any time prior to the time at which Pan American acquires a number of Aquiline Shares which satisfied the Minimum Tender Condition:

  1.
  by agreement in writing executed by Pan American and Aquiline;

  2.
  by Aquiline at any time by written notice to Pan American, if: (i) Pan American is in material default of any covenant or obligation under the Support Agreement; or (ii) any representation or warranty made by Pan American under the Support Agreement: (A) that is qualified by reference to a Material Adverse Effect or materiality having been at the date of the executing of the Support Agreement not true or correct in all respects or having become at any time prior to the Expiry Time not true or correct in all respects, or (B) that is not qualified by reference to a Material Adverse Effect or materiality having been at the date of the execution of the Support Agreement not true or correct in all material respects or having become at any time prior to the Expiry Time not true or correct in all material respects. Such default or inaccuracy must not be curable, or, if curable, not be cured by the earlier of the date which is ten Business Days from the date of written notice of such breach and the Expiry Time;

  3.
  by Pan American, at any time by written notice to Aquiline, if: (i) Aquiline is in material default of any covenant or obligation under the Support Agreement; or (ii) any representation or warranty made by Aquiline under the Support Agreement: (A) that is qualified by reference to a Material Adverse Effect or materiality having been at the date of the executing of the Support Agreement is not true or correct in all respects or having become at any time prior to the Expiry Time not true or correct in all respects; or (B) that is not qualified by reference to a Material Adverse Effect or materiality having been at the date of the execution of the Support Agreement not true or correct in all material respects or having become at any time prior to the Expiry Time not true or correct in all material respects. Such default or inaccuracy must not be curable, or, if curable, not be cured by the earlier of the date which is ten Business Days from the date of written notice of such breach and the Expiry Time;

  4.
  by either party after the Outside Date by written notice to the other party if Pan American has not taken up and paid for any Aquiline Shares pursuant to the Share Offer, provided that the right to terminate the Support Agreement will not be available to Pan American as a result of an event that has triggered the right of Aquiline to terminate the Support Agreement, or, Aquiline, as a result of an event that has triggered the right of Pan American to terminate the Support Agreement, and provided further that if the taking up and payment by Pan American for Aquiline Shares deposited under the Share Offer is delayed by: (i) an injunction or order made by a court or regulatory authority of competent jurisdiction; or (ii) Pan American not having obtained any regulatory waiver, consent, or approval which is necessary to permit Pan American to take up and pay for the Aquiline Securities deposited under the Offers, then, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent, or approval is being actively sought, as applicable, than neither party will terminate the Support Agreement, and the Outside Date will not occur until the earlier of (i) the 120th day after the date the Offers are made to the Aquiline Securityholders, and (ii) the fifth (5th) Business Day following the date on which such injunction or order ceases to be in effect.

  5.
  by Pan American, if any condition of the Share Offer has not been satisfied or waived at the Expiry Time (other than as a result of Pan American's default) and, where permitted, Pan American has not elected to waive such condition or extend the Offers;

  6.
  by Pan American upon the occurrence of a Non-Completion Event;

  7.
  by Aquiline if it has determined that there is a Superior Proposal to the Offers, even as, or, if, amended by Pan American;

  8.
  by Aquiline on the day following the Latest Mailing Date if Pan American has not mailed the Offer Documents (other than as a result of Aquiline's default); and

  9.
  By Aquiline if: (i) the terms or conditions of the Offers do not conform in all material respects with, or are amended or waived so as to conflict with, the provisions of the Support Agreement; or (ii) the Share Offer having expired and all conditions thereto having been satisfied or waived, Pan American has not purchased or taken up and paid for the Aquiline Shares deposited and not withdrawn under the Share Offer as required under the terms of the Share Offer, Securities Laws, or OBCA.

5.     Purpose of the Offers and Plans for Aquiline

Purpose of the Offers

        The purpose of the Offers is to enable Pan American to acquire: (i) all of the Aquiline Shares in addition to the Aquiline Shares presently owned by Pan American and its affiliates; (ii) all of the Aquiline Warrants in addition to the Aquiline Warrants presently owned by Pan American and its affiliates; and (iii) the Convertible Debenture. If, within 120 days after the date of the Offers, the Offeror takes up and pays for Aquiline Securities validly deposited under the Offers and acquires at least 90% of the issued and outstanding Aquiline Shares, other than Aquiline Shares held at the date of the Offers by, or by a nominee for, Pan American or its affiliates, the Offeror intends, subject to compliance with all applicable Laws, to acquire the remaining Aquiline Shares pursuant to a Compulsory Acquisition. If the Offeror takes up and pays for Aquiline Shares validly deposited under the Share Offer, but is not entitled to effect a Compulsory Acquisition, or there are Aquiline Warrants or the Convertible Debenture that have not been tendered to the Offers, the Offeror intends to, and has agreed to use its commercially reasonable efforts to acquire, directly or indirectly, all of the remaining Aquiline Securities pursuant to a Subsequent Acquisition Transaction. If the Minimum Tender Condition is satisfied at the 66 2/3% level, the Offeror will own sufficient Aquiline Shares to effect such Subsequent Acquisition Transaction.

        If permitted by applicable Law and the requirements of the TSX, subsequent to the completion of the Offers and any Second-Step Transaction, Pan American intends to delist or request to delist the Aquiline Shares from the TSX and to cause Aquiline to cease to be a reporting issuer under the securities laws of each province of Canada in which it is currently a reporting issuer and to cease to have public reporting obligations in any other jurisdiction where it currently has such obligations. See "Effect of the Offers on Market and Listings" in Section 16 of the Circular.

Pan American's Plans for Aquiline Following Completion of the Offers

        If the Share Offer is accepted and Pan American acquires all of the outstanding Aquiline Shares, Pan American intends to: (a) work productively and proactively with the provincial government in Chubut, Argentina and the local communities that surround the Navidad Project to demonstrate the benefits of responsible mining; and (b) advance the development of Aquiline's Navidad Project towards production through a program of additional exploration and delineation drilling, confirmatory work on the metallurgical characteristics of the deposits and continuing base-line studies in support of an environmental impact statement, all in preparation for the initiation of a feasibility study on the Navidad Project. Pan American also expects to conduct a review of Aquiline and its other operations, assets, management and personnel to determine the changes necessary to integrate the operations of Aquiline into the operations of Pan American as soon as possible after the Offers have completed. It is anticipated that the current senior management of Pan American will manage Aquiline in place of Aquiline's current senior management and that the Aquiline board of directors will be replaced by nominees of Pan American. If permitted by applicable law, subsequent to completion of the Offers or a Compulsory Acquisition or Subsequent Acquisition Transaction, if necessary, Pan American intends to apply to delist the Aquiline Shares from the TSX.

        On October 13, 2009, Aquiline announced an updated resource estimate in connection with the Pico Machay Project, and reiterated Aquiline's intention to submit final permit applications before the end of the year. If the Share Offer is successful Pan American will evaluate the status of the Pico Machay Project in light of its ongoing exploration and development activities, and may or may not proceed to submit a final permit application in the time horizon previously disclosed by Aquiline, or at all.

        In March 2008, Aquiline signed a definitive agreement with Consolidated Pacific Bay concerning the Regalo Project. Under the terms of this agreement a 3,000 metre drill program has been committed to be implemented by March 2010 if both parties agree that further investment is warranted. If the Share Offer is successful Pan American will evaluate the status of Regalo Project, and any future exploration, in light of its ongoing exploration and development activities.

Treatment of Aquiline Options

        The Offers are made only for outstanding Aquiline Shares, Aquiline Warrants and the Convertible Debenture and not for any Aquiline Options or any other rights to acquire Aquiline Shares (other than the Aquiline Warrants or the Convertible Debenture). Any holder of Aquiline Options or other rights to acquire Aquiline Shares who wishes to accept the Share Offer must, to the extent permitted by the terms thereof and applicable law, fully exercise or convert such Aquiline Options or other rights to obtain Aquiline Shares sufficiently in advance of the Expiry Time of the Offers (and in the case of Aquiline In-Money Options prior to the expiry of the Mandatory Extension), in order to obtain Aquiline Shares that may be deposited in accordance with the terms of the Share Offer.

        Pursuant to the terms of the Support Agreement, upon the Offeror being bound to take-up and pay for at least that number of Aquiline Shares as is required to satisfy the Minimum Tender Condition and having received all Government Authorizations as are required to be obtained under any applicable Laws, each Aquiline Out-of-Money Option to purchase Aquiline Shares which is outstanding and has not been duly exercised prior to the Expiry Time, will be exchanged for a fully vested Pan American Replacement Option to purchase from the Offeror the number of Pan American Shares (rounded to the nearest whole Pan American Share) equal to: (a) the Exchange Ratio multiplied by (b) the number of Aquiline Shares subject to such Aquiline Out-of-Money Option immediately prior to the Expiry Time. Such Pan American Replacement Option shall provide for an exercise price per Pan American Share (rounded up to the nearest whole cent) equal to: (a) the exercise price per Aquiline Share otherwise purchasable pursuant to such Aquiline Out-of-Money Option; divided by (b) the Exchange Ratio. All other terms and conditions of the Pan American Replacement Options, including the term to expiry, conditions to and manner of exercising, will be the same as the Aquiline Out-of-Money Option for which it is exchanged, and shall be governed by the terms of the Aquiline Stock Option Plan, except for the provisions in the Aquiline Stock Option Plan that related to the early termination of an Aquiline Out-of-Money Option as a result of the cessation of the optionee's position as a director, officer or employee of Aquiline which shall be amended to provide that an officer or employee whose employment is terminated (other than for cause or by reason of death) or a director who ceases to be a director (other than by reason of death) may exercise his or her Pan American Replacement Options during the period ending on the expiry of the exercise period therefor under the Aquiline Stock Option Plan.

        Pan American has also agreed to prepare and file a registration statement on Form S-8 with the SEC to register the issuance, offer and sale of Pan American Shares underlying the Pan American Replacement Options.

6.     Reasons to Accept the Offers

        The Offeror believes that the benefits to Aquiline Securityholders resulting from the combination of the respective business of Pan American and Aquiline include:

  •
  A Compelling Premium.  Pan American is offering a significant premium to Aquiline Shareholders over the pre-announcement market price for Aquiline Shares. On October 13, 2009, the last trading day prior to the public announcement of the Offeror's intention to make the Offers, the closing price of the Aquiline Shares on the TSX was Cdn.$5.47, and the closing prices of the Pan American Shares on the TSX and NASDAQ was Cdn.$26.71 and $25.92, respectively. Based on the share price of the Pan American Shares on the TSX and assuming a value of Cdn.$0.81 for each 0.1 of a Pan American Consideration Warrant, the consideration comprising the Share Offer represented a premium of approximately 36.6% over the closing price of the Aquiline Shares on the TSX on October 13, 2009, and a premium of approximately 62.0% over the ten-day volume weighted average trading price of the Aquiline Shares on the TSX for the period ended October 13, 2009.

  •
  Exposure to Navidad's Development and Future Pan American Share Price Increases.  The consideration offered pursuant to the Share Offer will provide Aquiline Shareholders with the opportunity to participate in the future performance of Pan American Shares. Upon successful consummation of the transactions contemplated by the Share Offer, Aquiline Shareholders will own approximately 19% of the Combined Company on an issued share basis (assuming Pan American acquires all Aquiline Shares outstanding as at October 13, 2009 and the October 2008 Warrants, the November 2008 Warrants and Aquiline In-Money Options are exercised and the Aquiline Shares resulting therefrom are deposited under the Share Offer). Through their ownership of Pan American Securities, Aquiline Shareholders will have the opportunity to leverage Pan American's industry-leading development expertise, financial and management resources and extensive Argentine experience to participate in future value creation if Pan American is successful in advancing and developing of the Navidad Project and Pan American's other development assets. The Pan American Consideration Warrants available under the Share Offer, provide Aquiline Shareholders with the additional benefit of leveraged upside exposure to increases in the price of Pan American Shares in excess of Cdn.$35.00 per share.

  •
  Significantly Enhanced Liquidity.  Aquiline Shareholders will benefit from Pan American's significantly greater trading liquidity. Pan American's combined average daily trading volume on the TSX and the NASDAQ has been approximately 1.7 million Pan American Shares per day over the 12 months ended October 13, 2009, having an approximate aggregate average daily value of Cdn.$35.2 million, as compared to an average daily trading volume of approximately 201,000 Aquiline Shares per day for Aquiline, having an approximate aggregate average daily value of Cdn.$0.5 million.

  •
  Uniquely Positioned to Advance the Navidad Project.  We believe that Pan American is uniquely positioned to advance development of Aquiline's Navidad Project in Argentina. Pan American is recognized as an industry leader in mine construction and operation, having built or expanded five silver mines in the past six years. Pan American also possess recent experience in navigating the Argentine legal, regulatory and permitting landscape for mine development, as one of its new mines, Manantial Espejo, which was commissioned and began commercial production in early 2009, is located in the province of Santa Cruz, Argentina, which neighbours the province of Chubut, Argentina in which Aquiline's Navidad Project is located. Pan American also possesses an exemplary community and governmental relations and safety record in Argentina. Indeed, Pan American's wholly-owned subsidiary, Minera Triton Argentina S.A., which operates the Manantial Espejo mine, was named 2009 Mining Company of the Year by Panorama

    Minero Magazine and Argentina's Association for the Development of the Mining Industry (FUNDAMIN).

  •
  Immediate Exposure to Silver Production.  We believe that Aquiline Securityholders who accept the Offers will benefit from the transition of their investment from an exploration-stage company to a major silver producer. Pan American is the largest North American publicly-listed primary silver producer as ranked by production, with eight operating silver mines in Mexico, Peru, Argentina and Bolivia. Pan American has increased its silver production for 14 consecutive years and estimates that its silver production in 2009 will be approximately 21.5 million ounces at an estimated cash cost of approximately $6.00 per ounce. Pan American also estimates that it will produce approximately 85,000 ounces of gold, 36,000 tonnes of zinc, 12,800 tonnes of lead and 4,900 tonnes of copper in 2009.

  •
  World Class Reserve and Resource Base.  The Combined Company would have approximately 224 million ounces of proven and probable silver reserves. Measured and indicated resources, inclusive of reserves, would total 945 million ounces of silver. This reserve and resource base would be larger than that of the many of the world's primary silver producers, including producers such as Polymetal, Fresnillo, Coeur d'Alene, Hecla, Hochschild and Silvercorp. In addition, the Combined Company would also have inferred resources of 233 million ounces of silver.

  •
  Exposure to Silver Prices.  Pan American currently has none of its silver production or reserves hedged, thus maintaining upside to any increase in silver prices for Aquiline Securityholders.

  •
  Strong Financial Position.  Pan American believes the Combined Company will have the financial strength to fund the continued development of Aquiline's Navidad Project as well as Pan American's existing exploration and development projects, such as the La Preciosa joint venture with Orko Silver Corp. in Mexico. Based on the unaudited pro forma financial statements of both Pan American and Aquiline as at June 30, 2009, the Combined Company would have a pro forma net cash and short-term investments position of approximately $122.4 million, working capital of approximately $200.3 million, no long-term debt and an undrawn credit facility of $70.0 million. Also, Pan American's cash generated from operating activities (excluding changes in non-cash operating working capital) during the six months ended June 30, 2009 was approximately $51.5 million. In addition, Pan American has demonstrated a robust ability to access the equity financing markets.

  •
  Improved Capital Market Presence and Access to Equity Research Coverage.  On October 13, 2009, Pan American had a basic market capitalization of approximately Cdn.$2.3 billion compared to Aquiline's basic market capitalization of approximately Cdn.$417 million. Pan American is currently the subject of equity research coverage from 14 research analysts, compared to Aquiline's coverage from three research analysts. Pan American Shares are included as a component of the S&P/TSX Composite Index and the S&P/TSX Materials Index. Aquiline is not included in any significant market indices.

  •
  Other Strategic Alternatives Canvassed.  The Offers arose as a result of a review of strategic alternatives undertaken by Aquiline following its receipt of an unsolicited cash proposal earlier this year. Pan American's Share Offer was the most attractive proposal arising out of that process and, as a result, Aquiline's board of director has unanimously determined that the Share Offer is fair to Aquiline Shareholders and is in the best interests of Aquiline and unanimously recommends that Aquiline Shareholders accept the Share Offer and deposit their Aquiline Shares under the Share Offer.

  •
  Tax Efficient Structure for Certain Non-U.S. Aquiline Shareholders.  The Share Offer has been structured so that it will allow certain non-U.S. Aquiline Shareholders who tender to the Share Offer to do so on a tax efficient basis. Canadian resident Aquiline Shareholders may receive Pan American Shares on a tax-deferred basis. See "Canadian Federal Income Tax Considerations" in Section 20 of the Circular.

7.     Business Combination Risks

        The combination of Pan American with Aquiline is subject to certain risks, including the following:

Restrictions on Mining in Chubut and Rio Negro Provinces, Argentina

        Governmental regulations in both the Chubut and Rio Negro provinces of Argentina (where the Navidad and Calcatreu Projects are located, respectively) currently ban the use of cyanide in mineral extraction. In addition, the Chubut province also bans open pit mining. There can be no guarantee when, or if at all, such government regulations will be revoked or modified to allow the use of cyanide and/or open pit mining. Until such governmental regulations are revoked or modified, it is likely that it will not be possible to develop Aquiline's Argentine projects at all, or to develop such projects economically. While Pan American believes that it can address the concerns underlying the current regulatory regimes in the Chubut and Rio Negro provinces of Argentina by demonstrating to all interested parties the benefits of responsible mining, there is no certainty that such government regulations will be revoked or modified in a timely manner, or at all.

The Pan American Shares issued in connection with the Share Offer may have a market value different than expected.

        Pan American is offering to purchase Aquiline Shares on the basis of 0.2495 of a Pan American Share and 0.1 of a Pan American Consideration Warrant for each Aquiline Share and is offering to purchase Aquiline Warrants and the Convertible Debenture in exchange for Pan American Replacement Warrants and a Replacement Debenture, respectively. Because the Exchange Ratio under the Offers will not be adjusted to reflect any changes in the market value of Pan American Shares, the market values of the Pan American Shares and the Aquiline Shares at the Take-Up Date may vary significantly from the values at the date of the Support Agreement, at the date of the Offers to Purchase and Circular or at the date that Aquiline Securityholders deposit their Aquiline Securities to the Offers. If the market price of Pan American Shares declines, the value of the consideration received by Aquiline Securityholders will decline as well. Variations in the price of Pan American Shares may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of Pan American, regulatory considerations, general market and economic conditions, silver price changes and other factors over which Pan American has no control.

Pan American has not verified the reliability of the information regarding Aquiline included in, or which may have been omitted from, the Offers to Purchase and Circular.

        Except as otherwise stated herein, all historical information regarding Aquiline contained in the Offers to Purchase and Circular, including all Aquiline financial information and all pro forma financial information reflecting the pro forma effects of a combination of Aquiline and Pan American, has been derived from Aquiline's publicly available information. Although Pan American has no reason to doubt the accuracy or completeness of Aquiline's publicly disclosed information, any inaccuracy or material omission in Aquiline's publicly available information, including the information about or relating to Aquiline contained in the Offers to Purchase and Circular, could result in unanticipated liabilities or expenses, increase the cost of integrating the companies or adversely affect the operational plans of the Combined Company and its results of operations and financial condition.

Change of control provisions in Aquiline's agreements triggered upon the acquisition of Aquiline may lead to adverse consequences.

        Aquiline may be a party to agreements that contain change of control provisions that may be triggered following completion of the Offers, since the Offeror will hold Aquiline Shares representing a majority of the voting rights of Aquiline if the Minimum Tender Condition is met and the remaining conditions of the Offers are otherwise satisfied or waived and Pan American takes up and pays for Aquiline Securities validly deposited pursuant to the Offers. Although Pan American has conducted due diligence on Aquiline and has not identified any material agreements subject to change of control provisions that have not been publicly disclosed by Aquiline or which would have material adverse consequences, and Pan American has no reason to doubt the accuracy or completeness of Aquiline's publicly disclosed information, any inaccuracy or material omission in the due diligence information provided to Pan American by Aquiline or in Aquiline's disclosed or publicly available information relating to change of control provisions, could result in unanticipated expenses and/or cash payments following the consummation of the Offers or adversely affect the Combined Company's results of operations and financial condition.

The integration of Pan American and Aquiline may not occur as planned.

        The Offers are being made with the expectation that their successful completion and a subsequent combination of Aquiline with Pan American will result in increased earnings and cost savings for the Combined Company. This expectation is based on presumed synergies from consolidation and enhanced growth opportunities of the Combined Company. These anticipated benefits will depend in part on whether the operations, systems, management and cultures of each of Aquiline and Pan American can be integrated in an efficient and effective manner, the timing and manner of completion of a Second-Step Transaction and whether the expected bases or sources of synergies do in fact produce the benefits anticipated. Most operational and strategic decisions, and certain staffing decisions, with respect to the Combined Company have not yet been made and may not have been fully identified. These decisions and the integration of the two companies will present challenges to management, including the integration of systems and certain personnel of the two companies, and special risks, including possible unanticipated liabilities, significant one-time write-offs or restructuring charges, unanticipated costs and the loss of key employees. There can be no assurance that there will be operational or other synergies realized by the Combined Company, or that the integration of the two companies' operations, systems, personnel and cultures will be timely or effectively accomplished, or ultimately will be successful in increasing earnings and reducing costs. In addition, synergies assume certain long-term realized silver prices. If actual prices were below such assumed prices, that could adversely affect the synergies to be realized.

The market and listing for Aquiline Shares may be affected.

        The purchase of any Aquiline Shares by the Offeror pursuant to the Share Offer will reduce the number of Aquiline Shares that might otherwise trade publicly, as well as the number of Aquiline Securityholders, and, depending on the number of Aquiline Securityholders depositing and the number of Aquiline Shares purchased under the Share Offer, successful completion of the Share Offer would likely adversely affect the liquidity and market value of the remaining Aquiline Shares held by the public. After the purchase of the Aquiline Shares under the Share Offer, it may be possible for Aquiline to take steps towards the elimination of any applicable public reporting requirements under applicable securities legislation in any province of Canada or in the United States or any other jurisdiction in which it has an insignificant number of shareholders.

        The rules and regulations of the TSX establish certain criteria that, if not met, could lead to the delisting of the Aquiline Shares from the TSX. Among such criteria are the number of shareholders, the number of shares publicly held and the aggregate market value of the shares publicly held. Depending on the number of Aquiline Shares purchased pursuant to the Share Offer, it is possible that the Aquiline Shares would fail to meet the criteria for continued listing on the TSX. If this were to happen, the Aquiline Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for the Aquiline Shares. Pan American intends to cause Aquiline to apply to delist the Aquiline Shares from the TSX as soon as practicable after the completion of the Offer or any Second-Step Transaction.

After the consummation of the Offers, Aquiline would become a majority-owned subsidiary of Pan American and Pan American's interests could differ from those of the Aquiline Shareholders.

        After the successful consummation of the Share Offer, and Pan American having taken up such number of Aquiline Shares which, together with the Aquiline Shares currently owned by it and its affiliates, represents not less than 66 2/3% of the outstanding Aquiline Shares, Pan American will have the power to elect the directors, appoint new management, and — if the Minimum Tender Condition is satisfied at the 66 2/3% level — approve certain actions requiring the approval of Aquiline Shareholders, including adopting certain amendments to Aquiline's constating documents and approving mergers or sales involving Aquiline's subsidiaries and assets. In particular, if, within 120 days after the date of the Offers, at least 90% of the issued and outstanding Aquiline Shares not held by, or by a nominee for, Pan American or its affiliates are validly tendered pursuant to the Share

Offer, the conditions of the Share Offer are satisfied or waived, and Pan American takes up and pays for the Aquiline Shares validly deposited under the Share Offer, Pan American intends, and has, subject to compliance with all securities laws and the OBCA, agreed to use its commercially reasonable efforts to, undertake a Compulsory Acquisition to acquire all of the Aquiline Shares not deposited under the Share Offer. If Pan American is not entitled to effect a Compulsory Acquisition, or if any Aquiline Warrants or the Convertible Debenture have not been tendered under the Offers, Pan American intends to acquire the remaining Aquiline Securities pursuant to a Subsequent Acquisition Transaction. In any of these contexts, Pan American's interests with respect to Aquiline may differ from those of any remaining minority Aquiline Shareholders or Aquiline Securityholders who do not deposit their Aquiline Securities to the Offers.

The Share Offer is conditional upon, among other things, the receipt of all necessary consents and approvals from Government Authorities or third parties that could delay completion of the Share Offer or impose conditions that could result in an adverse effect on the business or financial condition of Pan American.

        The Share Offer is conditional upon, among other things, all approvals, waiting or suspensory periods (and any extensions thereof), waivers, permits, consents, reviews, sanctions, orders, rulings, decisions, declarations, certificates and exemptions of (i) any Government Authority in Canada, Argentina or the United States that are necessary to complete the Share Offer, having been obtained or, in the case of waiting or suspensory periods, having expired or been terminated, each on terms and conditions that are not adverse to Pan American, and (ii) any third party with respect to the Share Offer, which if not obtained at or prior to the Expiry Time would have a Material Adverse Effect with respect to Aquiline.

Pan American is subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates, and if the business combination is successful, Pan American may be exposed to increased environmental costs and liabilities given the operations of Aquiline.

        Each of Pan American and Aquiline is subject to a broad range of environmental laws and regulations in each of the jurisdictions in which it operates. These laws and regulations, as interpreted by relevant agencies and courts, impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices and remediation of environmental contamination. The costs of complying with these laws and regulations, including participation in assessments and remediation of sites, could be significant. In addition, these standards can create the risk of substantial environmental liabilities, including liabilities associated with divested assets and past activities. Pan American has established reserves for environmental remediation activities and liabilities. However, environmental matters cannot be predicted with certainty, and these amounts may not be adequate, especially in light of potential changes in environmental conditions or the discovery of previously unknown environmental conditions, the risk of governmental orders to carry out additional compliance on certain sites not initially included in remediation in progress, and the potential liability of each of Pan American and Aquiline to remediate sites for which provisions have not been previously established. Such future developments could result in increased environmental costs and liabilities that could have a material adverse effect on the Combined Company's financial position and results of operations.

Pan American may not realize the benefits of the Combined Company's new projects.

        As part of its strategy, Pan American will continue its efforts to develop new projects and will have an expanded portfolio of such projects as a result of the combination with Aquiline. A number of risks and uncertainties are associated with the development of these types of projects, including political, regulatory, design, construction, labour, operating, technical and technological risks, uncertainties relating to capital and other costs and financing risks.

Pan American may be subject to significant permitting, development and completion risks and capital cost increases associated with its expanded operations and its expanded portfolio of projects.

        If there are significant delays in the permitting, development or completion of projects and when they commence producing on a commercial and consistent scale, and/or their capital costs are significantly higher than estimated, these events could have a significant adverse effect on the Combined Company's results of operations, cash flow from operations and financial condition.

The issuance of a significant number of Pan American Shares and a resulting "market overhang" could adversely affect the market price of Pan American Shares after the take-up of Aquiline Shares under the Share Offer.

        If all of the Aquiline Shares are tendered to the Share Offer, a significant number of additional Pan American Shares will be available for trading in the public market. The increase in the number of Pan American Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Pan American Shares. Moreover, in the event that any Aquiline Shareholder holding a significant percentage of Aquiline Shares tenders its Aquiline Shares to the Share Offer in exchange for Pan American Shares, such Aquiline Shareholder may hold a significant percentage of Pan American Shares after such take-up. The potential that such an Aquiline Shareholder may sell its Pan American Shares in the public market (commonly referred to as "market overhang"), as well as any actual sales of such Pan American Shares in the public market, could adversely affect the market price of the Pan American Shares.

8.     Summary Historical Consolidated Financial Information of Aquiline

        The table set out below includes a summary of Aquiline's historical consolidated financial information for the years ended December 31, 2008 and 2007 and for the six months ended June 30, 2009 and June 30, 2008. The historical financial information for the years ended December 31, 2008 and 2007 has been derived from Aquiline's audited consolidated financial statements. The historical information for the six months ended June 30, 2009 and for the six months ended June 30, 2008 has been derived from Aquiline's unaudited consolidated interim financial statements for the six months ended June 30, 2009 and June 30, 2008, respectively.

Summary of Historical Financial Information of Aquiline

	Six months ended June 30, 2009	Six months ended June 30, 2008	Year ended December 31, 2008	Year ended December 31, 2007
	(unaudited)	(unaudited)
	(in thousands of Cdn. dollars, except per share amounts)
Consolidated Statement of operations
Revenue	$—	$—	$—	$—
Income (loss) before taxes	$(2,243)	$(5,524)	$(27,671)	$(3,569)
Net income (loss)	$(2,243)	$(5,524)	$(21,550)	$(3,569)
Net income (loss) per share — basic and diluted	$(0.03)	$(0.09)	$(0.35)	$(0.07)
Consolidated Balance Sheet
Assets	$152,918	$156,971	$140,281	$68,497
Liabilities	$16,722	$33,739	$20,229	$8,884
Shareholders equity	$136,196	$123,232	$120,052	$59,613

Summary Historical And Unaudited Pro Forma Consolidated Financial Information of Pan American

        The table set out below includes a summary of: (i) Pan American's historical consolidated financial information for the years ended December 31, 2008 and 2007 and for the six months ended June 30, 2009 and June 30, 2008; and (ii) unaudited pro forma consolidated financial information for Pan American for the six month period ended June 30, 2009 and for the year ended December 31, 2008. The unaudited pro forma consolidated financial information for Pan American has been derived from: (i) the unaudited interim consolidated financial statements of Pan American as of June 30, 2009; (ii) the audited consolidated financial statements of Pan American as at and for the year ended December 31, 2008; (iii) the unaudited interim consolidated financial statements of Aquiline as of June 30, 2009; (iv) the audited consolidated financial statements of Aquiline for the year ended December 31, 2008; and (v) such other supplementary information as was available to Pan American and considered necessary to give pro forma effect to the acquisition of Aquiline by Pan American.

        The summary unaudited pro forma consolidated financial information set forth below should be read in conjunction with the unaudited pro forma consolidated financial statements of Pan American and the accompanying notes thereto included in the Circular. The unaudited pro forma consolidated balance sheet for Pan American gives effect to the proposed acquisition of Aquiline as if it had occurred as at June 30, 2009 and the unaudited pro forma consolidated statements of operations give effect to the proposed acquisition of Aquiline as if it had occurred as at June 30, 2009, and December 31, 2008. In preparing the unaudited pro forma consolidated financial information, management of Pan American has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial information. The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transaction contemplated by the Offers will differ from the pro forma information presented below. No attempt has been made to calculate or estimate the effect of harmonization of accounting policies or practices between Pan American and Aquiline due to the limited publicly available information. Any potential synergies that may be realized after consummation of the transaction have been excluded from the unaudited pro forma financial information. The unaudited pro forma consolidated financial information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of Pan American and accompanying notes included in Schedule"A" to the Offers to Purchase and Circular.

					Pro Forma
	Six months ended June 30, 2009	Six months ended June 30, 2008	Year ended December 31, 2008	Year ended December 31, 2007	Six months ended June 30, 2009	Year ended December 31, 2008
	(unaudited)	(unaudited)			(unaudited)	(unaudited)
	(in thousands of US dollars, except per share amounts)
Consolidated Statement of operations
Revenue	$181,798	$212,829	$338,600	$301,064	$181,798	$338,600
Income (loss) before taxes	$21,862	$78,462	$49,032	$108,465	$15,277	$4,063
Net income (loss)	$16,818	$51,514	$24,602	$88,860	$10,233	$(14,629)
Net income (loss) per share — basic	$0.20	$0.65	$0.31	$1.16	$0.10	$(0.15)
Net income (loss) per share — diluted	$0.20	$0.63	$0.30	$1.12	$0.10	$(0.15)
Consolidated Balance Sheet
Assets	$973,805	$897,389	$873,383	$762,903	$1,763,127	n/a
Liabilities	$166,537	$177,743	$181,996	$157,800	$440,009	n/a
Shareholders equity	$800,899	$714,814	$685,641	$599,617	$1,316,749	n/a

9.     Certain Information Concerning Pan American and the Pan American Securities

Authorized, Issued and Outstanding Share Capital

        Pan American is authorized to issue 200,000,000 Pan American Shares, without par value. As of October 13, 2009, there were 87,225,673 Pan American Shares issued and outstanding and there were options outstanding to purchase up to 951,417 Pan American Shares.

        The holders of Pan American Shares are entitled to one vote per Pan American Share at all meetings of shareholders, to receive dividends as and when declared by the directors of Pan American and to receive a pro rata share of the assets of Pan American available for distribution to the shareholders in the event of the liquidation, dissolution or winding-up of Pan American. There are no pre-emptive, conversion or redemption rights attached to the Pan American Shares.

        The following table sets forth the number of currently outstanding Pan American Shares and the number expected to be outstanding upon completion of the Share Offer, based on certain assumptions.

Pan American Shares
As at October 13, 2009	87,225,673
Issue on completion of the Share Offer(1)	20,122,267

As at October 13, 2009 after giving effect to completion of the Share Offer	107,347,940

(1)
Assumes there are 74,638,707 Aquiline Shares outstanding at the Expiry Time, net of 1,650,000 Aquiline Shares already owned by Pan American, and that, in addition, all 2,201,665 Aquiline In-Money Options outstanding, all 2,195,000 October 2008 Warrants (excluding the 1,500,000 October 2008 Warrants owned by Pan American) and all 1,615,000 November 2008 Warrants are exercised prior to the Expiry Time.

Consolidated Capitalization

        Since June 30, 2009, there have been no material changes to the share and loan capital of Pan American, on a consolidated basis.

        The following table sets forth Pan American's consolidated capitalization as at June 30, 2009, adjusted to give effect to the material changes in the share of Pan American since June 30, 2009, the date of Pan American's most recent unaudited consolidated financial statements, and further adjusted to give effect to the Offers. The table should be read in conjunction with the unaudited consolidated financial statements of Pan American as at the six month period ended June 30, 2009, including the notes thereto, and management's discussion and analysis thereof and the other financial information contained in or incorporated by reference in the Offers to Purchase and Circular.

	As at December 31, 2008		As at June 30, 2009		As at June 30, 2009 after giving effect to the completion of the Share Offer
			(unaudited)		(unaudited)
	(in thousands of US dollars, except per share amounts)
Cash, cash equivalents and short term investments	30,139		112,387		122,405
Long term debt	Nil		Nil		Nil
Outstanding share capital (200,000,000 authorized)	659,639	(1)	759,198	(1)	1,254,260	(1)(2)

(1)
These figures do not include 951,417 Pan American Shares reserved for issuance pursuant to outstanding Pan American Options, which are exercisable at a weighted average price of Cdn.$20.12 per Pan American Share.

(2)
Assumes there are 74,638,707 Aquiline Shares outstanding at the Expiry Time, net of 1,650,000 Aquiline Shares already owned by Pan American, and that, in addition, all 2,201,665 Aquiline In-Money Options outstanding, all 2,195,000 October 2008 Warrants (excluding the 1,500,000 October 2008 Warrants owned by Pan American) and all 1,615,000 November 2008 Warrants are exercised prior to the Expiry Time.

Dividend and Dividend Policy

        Pan American has not, since the date of its incorporation, declared or paid any dividends on its Pan American Shares and does not currently intend to pay dividends. Earnings will be retained to finance further exploration and development. Currently there are no restrictions with respect to Pan American's present or future ability to declare or pay dividends.

Prior Sales of Pan American Securities

        The following table summarizes the sales of Pan American Securities by Pan American within the 12 months prior to the date of the Offers:

Date of Issue	Type of Securities	No. of Securities	Issue or Exercise Price per Security		Description of Transaction
February 12, 2009	Pan American Shares	6,371,000		$16.25	Public Offering
April 24, 2009	Pan American Shares	10,000	Cdn.$	5.00	Exercise of Pan American Options
January 21, 2009	Pan American Shares	22,000	Cdn.$	19.33	Exercise of Pan American Options
March 11, 2009	Pan American Options	442,008	Cdn.$	17.73	Granted under Pan American Long Term Incentive Plan

Price Range and Trading Volumes of the Pan American Shares

        The principal markets on which the Pan American Shares trade are the TSX and NASDAQ. The following tables set forth, for the periods indicated, the reported high and low quotations and the aggregate volume of trading of the Pan American Shares on the TSX and NASDAQ.

	TSX			NASDAQ
Period	High	Low	Volume	High	Low	Volume
	(Cdn.$)	(Cdn.$)		($)	($)
2008
October	24.38	11.83	5,732,200	22.99	9.10	56,511,421
November	18.60	11.12	5,765,200	14.44	8.93	28,162,851
December	21.25	12.56	5,874,100	17.80	9.64	31,995,853
2009
January	23.47	17.00	4,260,800	19.00	13.48	35,126,739
February	23.23	17.50	6,021,000	18.53	14.06	42,229,756
March	23.41	16.19	4,436,800	19.08	12.62	29,268,182
April	23.04	18.58	3,548,700	18.14	15.02	20,403,961
May	26.67	19.54	3,609,100	24.32	16.36	27,440,268
June	26.05	20.19	3,935,800	24.14	17.45	33,685,194
July	22.29	19.45	2,660,400	20.30	16.64	21,490,609
August	23.00	19.50	4,212,600	21.50	18.11	23,319,178
September	26.68	20.44	5,158,400	24.81	18.45	43,511,736
October 1 to October 29	27.42	21.99	6,283,600	26.70	20.35	44,412,480

        The closing price of the Pan American Shares on the TSX and NASDAQ on October 13, 2009, the last trading day prior to the announcement after the close of market of Pan American's intention to make the Offers, was Cdn.$26.71 and $25.92, respectively.

Pan American Consideration Warrants

        The Pan American Consideration Warrants will be issued in registered form under, and be governed by, a warrant indenture (the "Warrant Indenture") to be dated and entered into on or prior to the initial Take-Up Date between Pan American and Computershare Trust Company of Canada (the "Trustee"), as trustee thereunder. Pan American has appointed the principal offices of the Trustee in Vancouver and Toronto as the locations at which Pan American Consideration Warrants may be surrendered for exercise or transfer. The following summary of certain provisions of the Warrant Indenture does not purport to be complete and is qualified in its entirety by reference to the provisions of the Warrant Indenture.

        Each whole Pan American Consideration Warrant will entitle the holder to purchase one Pan American Share at an exercise price of Cdn.$35.00 per Pan American Share. The exercise price and the number of Pan American Shares issuable upon exercise are both subject to adjustment in certain circumstances as more fully described below. Pan American Consideration Warrants will be exercisable at any time prior to 4:30 p.m. (Eastern time) on the date that is five years from the date of the initial Take-Up Date, after which the Pan American Consideration Warrants will expire and become null and void. Under the Warrant Indenture, Pan American will be entitled to purchase in the market, by private contract or otherwise, all or any of the Pan American Consideration Warrants then outstanding, and any Pan American Consideration Warrants so purchased will be cancelled.

        The Pan American Consideration Warrants may not be exercised by any U.S. Person or by any person within the United States or for the account or benefit of any U.S. Person or any person within the United States unless and until the distribution of the Pan American Shares issuable upon exercise of the Pan American Consideration Warrants is registered under the 1933 Act. Pan American has agreed to use its commercially reasonable best efforts to cause such registration statement to be declared effective under the 1933 Act no later than the day that is 120 days after the Expiry Time.

        Upon receipt of the required payment and the Pan American Consideration Warrant Certificate representing the Pan American Consideration Warrants held by such holder that are to be exercised, together with a duly completed and executed exercise form in the form attached as an appendix to the Pan American Consideration Warrant Certificate, at either of the principal offices of the Trustee in Vancouver or Toronto, Pan American will issue and deliver the Pan American Shares purchasable upon such exercise. If fewer than all of the Pan American Consideration Warrants represented by the Pan American Consideration Warrant Certificate are exercised, then Pan American will issue a new Pan American Consideration Warrant Certificate for the remaining amount of Pan American Consideration Warrants. If at any time of exercise of the Pan American Consideration Warrants, there remain restrictions on resale under applicable securities laws on the Pan American Shares acquired, the Corporation may on the advice of counsel endorse the certificates representing the Pan American Shares and Pan American Consideration Warrants.

        The Warrant Indenture will provide for adjustment in the number of Pan American Shares issuable upon the exercise of the Pan American Consideration Warrants and adjustment in the exercise price of the Pan American Consideration Warrants in certain circumstances, including:

  (a)
  the issuance of Pan American Shares or securities exchangeable for or convertible into Pan American Shares to all or substantially all the holders of the Pan American Shares as a stock dividend or other distribution other than: (i) the issue of Pan American Shares or convertible securities by way of a stock dividend to shareholders who elect to receive Pan American Shares or convertible securities in lieu of cash dividends in the ordinary course or pursuant to a dividend reinvestment plan; or (ii) as dividends paid in the ordinary course;

  (b)
  the subdivision, redivision or change of the Pan American Shares into a greater number of shares;

  (c)
  the combination, consolidation or reduction of the Pan American Shares into a smaller number of shares;

  (d)
  the issuance to all or substantially all of the holders of the Pan American Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Pan American Shares, or securities exchangeable for or convertible into Pan American Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the "current market price", as defined in the Warrant Indenture, for the Pan American Shares on such record date; and

  (e)
  the issuance or distribution to all or substantially all of the holders of the Pan American Shares of: (i) shares of any class other than the Pan American Shares; (ii) rights, options or warrants to acquire Pan American Shares or convertible securities other than rights, options, warrants exercisable within 45 days from the date of issuance thereof at a price, or at a conversion price, of at least 95% of the "current market price", as defined in the Warrant Indenture at the record date for such distribution; (iii) evidences of indebtedness; or (iv) any other cash, securities or other property or other assets.

        The Warrant Indenture will provide for adjustment in the class and/or number of securities issuable upon the exercise of the Pan American Consideration Warrants in the event of the following additional events: (1) reorganization of Pan American not otherwise provided for in paragraphs (a), (b) or (c) above; (2) consolidations, mergers, plans of arrangement or amalgamations of Pan American by, with or into another body corporate, trust, partnership or other entity; or (3) a transaction whereby all or substantially all of Pan American's undertakings and assets become the property of any other body corporate, trust, partnership or other entity through sale, lease, exchange or otherwise.

        If any adjustment is made to the number of Pan American Shares issuable upon the exercise of the Pan American Consideration Warrants, then the exercise price shall under certain circumstances be simultaneously adjusted accordingly.

        No adjustment in the number of Pan American Shares purchasable upon the exercise of the Pan American Consideration Warrants or adjustment in the exercise price of the Pan American Consideration Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would change the number of Pan American Shares purchasable upon the exercise of the Pan American Consideration Warrants or change the exercise price of the Pan American Consideration Warrants by at least 2%, provided, however, that any adjustments (except for the provisions of paragraph (d) above) would otherwise have been required to be made, are carried forward and taken into account in any subsequent adjustment.

        Pan American will also covenant in the Warrant Indenture that, during the period in which the Pan American Consideration Warrants are exercisable, it will give notice to the holders of Pan American Consideration Warrants of certain stated events, including events that would result in an adjustment to the number of Pan American Shares issuable upon exercise of the Pan American Consideration Warrants or an adjustment to the exercise price of the Pan American Consideration Warrants.

        No fractional Pan American Shares will be issuable upon the exercise of any Pan American Consideration Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Holders of Pan American Consideration Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Pan American Shares would have.

        No adjustments to the number of Pan American Shares issuable upon the exercise of the Pan American Consideration Warrants shall be made in respect of the issuance of Pan American Shares, rights, options or warrants pursuant to the Warrant Indenture, the granting or exercise of options or the granting of bonus shares under Pan American's stock option and bonus plan, the exercise of special rights to acquire Pan American Shares of Pan American issued to employees of a subsidiary of Pan Amerian as part of the acquisition by Pan American of options to acquire securities of such subsidiary held by such employees, the exercise of Pan American Consideration Warrants, and the issuance of Pan American Shares pursuant to agreements in place as of the date of the Warrant Indenture.

        From time to time, Pan American and the Trustee, without the consent of the holders of Pan American Consideration Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Pan American Consideration Warrants. Any amendment or supplement to the Warrant Indenture that adversely affects the interests of the holders of the Pan American Consideration Warrants may only be made by "extraordinary resolution", which will be defined in the Warrant Indenture as a resolution either: (1) passed at a meeting of the holders of Pan American Consideration Warrants at which there are one or more holders of Pan American Consideration Warrants present in person or represented by proxy representing at least 51% of all the then outstanding Pan American Consideration Warrants and passed by the affirmative vote of holders of Pan American Consideration Warrants entitled to acquire not less than 66 2/3% of all the then outstanding Pan American Consideration Warrants represented at the meeting and which voted on the poll upon the resolution; or (2) instruments in writing signed by the holders of Pan American Consideration Warrants representing not less than 66 2/3% of all the then outstanding Pan American Consideration Warrants.

        The Pan American Consideration Warrants will not be listed on any stock exchange.

Pan American Replacement Warrants

  General Information

        Pan American Replacement Warrants shall be governed by Pan American Replacement Warrant Certificates. Pan American Replacement Warrants may be surrendered for exercise or transfer only at the office of Pan American in Vancouver. The following summary of certain provisions of the Pan American Replacement Warrants does not purport to be complete and is qualified in its entirety by reference to the provisions of the respective Pan American Replacement Warrant Certificates.

        Each Pan American Replacement Warrant will be exercisable to purchase from Pan American one Pan American Share, subject to adjustment in certain circumstances described below.

        The Pan American Replacement Warrants may not be exercised by any U.S. Person or by any person within the United States or for the account or benefit of any U.S. Person or any person within the United States unless and until the distribution of the Pan American Shares issuable upon exercise of such warrants is registered under the 1933 Act. The Offeror shall use its commercially reasonable best efforts to cause such registration statement to be declared effective under the 1933 Act no later than the date that is 120 days after the Expiry Time.

        Upon receipt of the required payment and the Pan American Replacement Warrant Certificate properly completed and duly executed at either of the principal offices of Pan American in Vancouver, Pan American will issue and deliver the Pan American Shares purchasable upon such exercise. If fewer than all of the Pan American Replacement Warrants represented by the Pan American Replacement Warrant Certificate are exercised, then Pan American will issue a new Pan American Replacement Warrant Certificate for the remaining amount of Pan American Replacement Warrants.

        No fractional Pan American Shares will be issuable upon the exercise of any Pan American Replacement Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Holders of Pan American Replacement Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Pan American Shares would have.

        The Pan American Replacement Warrant Certificates provide for adjustment in the number of Pan American Shares and in the exercise price per Pan American Share issuable upon the exercise of the Pan American Replacement Warrants in certain circumstances, including:

  (a)
  the subdivision, redivision or change of the Pan American Shares into a greater number of shares;

  (b)
  the reduction, combination or consolidation of the Pan American Shares into a lesser number of shares;

  (c)
  the issuance of Pan American Shares or securities exchangeable for or convertible into Pan American Shares to all or substantially all the Pan American Shareholders as a stock dividend or other distribution; and

  (d)
  the issuance to all or substantially all of the Pan American Shareholders of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Pan American Shares, or securities convertible, exercisable or exchangeable into Pan American Shares, at a price per Pan American Share to the holder (or at an exchange or conversion price per share) of less than 95% of the "current market price", as defined in the respective Pan American Replacement Warrant Certificate, for the Pan American Shares on such record date.

        The Pan American Replacement Warrant Certificates also provide for adjustment in the class and/or number of securities issuable upon the exercise of the Pan American Replacement Warrants and/or exercise price per security in the event of the following additional events: (1) the issuance or distribution to all or substantially all of the shareholders of Pan American shares or rights, options or warrants or other securities warrants (other than those described above in (a)-(d)), evidences of indebtedness or property (excluding cash dividends paid in the ordinary course); or (2) a Pan American Reorganization.

        No adjustment in the exercise price per Pan American Share purchasable upon the exercise of the Pan American Replacement Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price per Pan American Share purchasable upon the exercise of the

Pan American Replacement Warrants by at least 1%; provided, however, that any adjustment which was not made on this account will be carried forward and taken into account in any subsequent adjustment.

        Pan American also covenants to the holders of the Pan American Replacement Warrants that, during the period in which the Pan American Replacement Warrants are exercisable and forthwith after making an adjustment to the exercise price or the number of Pan American Shares purchasable pursuant to the Pan American Replacement Warrants, it will provide to the holders of Pan American Replacement Warrants a certificate of an officer of Pan American as to the amount of such adjustment and, in reasonable detail, describing the event requiring and the manner of computing or determining such adjustment.

        None of the Pan American Replacement Warrants will be listed on any stock exchange.

        The Pan American Replacement Warrants will not entitle holders to receive any Pan American Consideration Warrants upon exercise. If Aquiline Warrantholders wish to receive Pan American Consideration Warrants under the Offers, they will need to exercise their Aquiline Warrants prior to the Expiry Time and deposit the Aquiline Shares issued upon such exercise to the Share Offer.

  February 2008 Replacement Warrants

        In addition to the terms described above under the heading "Certain Information Concerning Pan American and the Pan American Securities — Pan American Replacement Warrants — General Information", the following terms apply specifically to the February 2008 Replacement Warrants:

  (a)
  the February 2008 Replacement Warrants may be exercised at any time prior to 4:30 p.m. (Eastern time) on the date that is six months after the Warrant Conversion Deadline, after which the February 2008 Replacement Warrants will expire and become null and void; and

  (b)
  each whole February 2008 Replacement Warrant will entitle the holder to purchase one Pan American Share at an exercise price of Cdn.$52.10 per Pan American Share.

  May 2008 Replacement Warrants

        In addition to the terms described above under the heading "Certain Information Concerning Pan American and the Pan American Securities — Pan American Replacement Warrants — General Information", the following terms apply specifically to the May 2008 Replacement Warrants:

  (a)
  the May 2008 Replacement Warrants may be exercised at any time prior to 4:00 p.m. (Eastern time) on December 31, 2009, after which the May 2008 Replacement Warrants will expire and become null and void; and

  (b)
  each whole May 2008 Replacement Warrant will entitle the holder to purchase one Pan American Share at an exercise price of Cdn.$40.08 per Pan American Share; and

  (c)
  no Pan American Reorganization which involves an Aquiline Reorganization shall be completed unless the following term shall have been complied with to the satisfaction of the holders of the May 2008 Replacement Warrants, acting reasonably:

      the holders of the May 2008 Replacement Warrants, where they have not exercised the right of subscription and purchase under the May 2008 Replacement Warrants prior to the effective date of such Aquiline Reorganization, have received and accepted, upon the exercise of such right, on such date or any time thereafter, for the same aggregate consideration in lieu of the number of shares or other securities or property which the holder of the May 2008 Replacement Warrants would have been entitled to receive as a result of such Pan American Reorganization if, on the effective date thereof, they had been the registered holder of the number of Pan American Shares to which they were theretofore entitled to subscribe for and purchase,

    For the avoidance of doubt, this term shall only apply to a Pan American Reorganization which involves an Aquiline Reorganization and shall not in any other way apply to a reorganization solely of Pan American or its affiliates, other than Aquiline (assuming successful completion of the Share Offer).

  October 2008 Replacement Warrants

        In addition to the terms described above under the heading "Certain Information Concerning Pan American and the Pan American Securities — Pan American Replacement Warrants — General Information", the following terms apply specifically to the October 2008 Replacement Warrants:

  (a)
  the October 2008 Replacement Warrants may be exercised at any time prior to 5:00 p.m. (Eastern time) on October 22, 2011, after which the October 2008 Replacement Warrants will expire and become null and void; and

  (b)
  each whole October 2008 Replacement Warrant will entitle the holder to purchase one Pan American Share at an exercise price of Cdn.$10.02 per Pan American Share.

  November 2008 Replacement Warrants

        In addition to the terms described above under the heading "Certain Information Concerning Pan American and the Pan American Securities — Pan American Replacement Warrants — General Information", the following terms apply specifically to the November 2008 Replacement Warrants:

  (a)
  the November 2008 Replacement Warrants may be exercised at any time prior to 5:00 p.m. (Eastern time) on November 6, 2011, after which the November 2008 Replacement Warrants will expire and become null and void;

  (b)
  each whole November 2008 Replacement Warrant will entitle the holder to purchase one Pan American Share at an exercise price of Cdn.$10.02 per Pan American Share; and

  (c)
  for the November 2008 Replacement Warrants issued to investors resident in the United States, no Pan American Reorganization which involves an Aquiline Reorganization shall be completed unless the following term shall have been complied with to the satisfaction of the holders of the November 2008 Replacement Warrants, acting reasonably:

      the holders of the November 2008 Replacement Warrants, where they have not exercised the right of subscription and purchase under the November 2008 Replacement Warrants prior to the effective date of such Aquiline Reorganization, have received and accepted, upon the exercise of such right, on such date or any time thereafter, for the same aggregate consideration in lieu of the number of shares or other securities or property which the holder of the November 2008 Replacement Warrants would have been entitled to receive as a result of such Pan American Reorganization if, on the effective date thereof, they had been the registered holder of the number of Pan American Shares to which they were theretofore entitled to subscribe for and purchase,

    For the avoidance of doubt, this term shall only apply to a Pan American Reorganization which involves an Aquiline Reorganization and shall not in any other way apply to a reorganization solely of Pan American or its affiliates, other than Aquiline (assuming successful completion of the Share Offer).

Replacement Debenture

  General

        The following summary of certain provisions of the Replacement Debenture does not purport to be complete and is qualified in its entirety by reference to the provisions of the Replacement Debenture.

        The Replacement Debenture shall entitle the holder of the Replacement Debenture (the "Replacement Debentureholder") to, at its election, convert the principal sum of the Replacement Debenture, in whole, into either fully paid and non-assessable Pan American Shares or, after the date that is the later of: (a) Aquiline completing a feasibility study on the Loma de La Plata mine at the Navidad Project; (b) Aquiline making, and publicly announcing, a decision to proceed with the construction of a mine on the Loma de La Plata mine at the Navidad Project; and (c) Aquiline receiving all necessary permits to proceed with the construction of a mine on the Loma de La Plata property (the "Maturity Date"), into a contract (the "Purchase Contract") to purchase silver produced from the Loma de La Plata mine at the Navidad Project (the "Replacement Debenture Silver Area").

        The Replacement Debentureholder must elect to convert the Replacement Debenture into either Pan American Shares or the Purchase Contract by the Debenture Conversion Deadline.

        The offer and sale of the Replacement Debenture to the Convertible Debentureholder, which is not a U.S. Person or a person within the United States is not covered by the registration statement on Form F-80 of which the Offers to Purchase and Circular form a part. Instead, such offer and sale are being made by Pan American pursuant to an exemption from the registration under the 1933 Act provided by Rule 903 of Regulation S thereunder.

  Conversion to Pan American Shares

        If the Replacement Debentureholder elects to convert the Replacement Debenture into Pan American Shares, the Replacement Debenture may be converted on or at anytime prior to the Debenture Conversion Deadline into 363,854 Pan American Shares at a conversion price of Cdn.$48.10 per Pan American Share.

  Conversion to a Purchase Contract

        If the Replacement Debentureholder elects to convert the Replacement Debenture into the Purchase Contract, the Replacement Debentureholder shall have the right to purchase 12.5% of the payable silver produced from the Replacement Debenture Silver Area for the life of the Replacement Debenture Silver Area, such right including the right to purchase a minimum of one million ounces of payable silver per year from the Replacement Debenture Silver Area, or if unavailable, from other production on the Navidad Project, for a minimum of a 12.5 year period (the "Replacement Debenture Silver").

        The Replacement Debenture Silver will be purchased by the Replacement Debentureholder for the sum of: (a) an upfront payment of $50 million (the "Upfront Payment"); and (b) the lesser of $4.00 per ounce of payable silver and the prevailing market price per ounce of payable silver on the London Metals Exchange.

        The Upfront Payment shall be made by the Replacement Debentureholder as follows: (a) Cdn.$17.5 million ($17,599,750) represented by the purchase price of the Convertible Debenture, which has already been paid; (b) $14,900,250 on the Maturity Date; and (c) $17.5 million to be paid in four equal installments, payable as follows:

  (i)
  three months after commencement of construction — $4.375 million;

  (ii)
  six months after commencement of construction — $4.375 million;

  (iii)
  nine months after commencement of construction — $4.375 million; and

  (iv)
  12 months after commencement of construction — $4.375 million.

        The Replacement Debentureholder shall have a right of first offer (the "Right of First Offer") with respect to the sale of any additional future silver production streams by Aquiline. If Aquiline proposes to sell any future silver streams to anyone other than the Replacement Debentureholder, Aquiline must give notice to the Replacement Debentureholder setting out the details of the terms and conditions of the proposed sale, including the identity of the proposed purchaser and the purchase price. The Replacement Debentureholder shall have the right to elect, by notice to Aquiline within 90 days after receipt of such notice, to purchase the silver in accordance with the terms and conditions set out in such notice. If the Replacement Debentureholder does not elect to purchase the silver within the 90 day period, it will be deemed to have rejected the offer and Aquiline may proceed to complete the sale to the third party on the terms and conditions set out in such notice. Aquiline must not vary the terms and conditions of the sale set out in such notice, or the Right of First Offer shall again apply. The Right of First Offer does not apply to normal course silver sales and forward selling by Aquiline. For the avoidance of doubt, the Right of First Offer does not and will not apply to any future silver production streams of Pan American or any of it affiliates, other than Aquiline (assuming successful completion of the Share Offer).

10.   Documents Incorporated by Reference

Pan American Documents Incorporated by Reference

        The following documents of Pan American, filed with the various securities commissions or similar authorities in certain of the provinces and territories of Canada and filed with or furnished to the SEC, are specifically incorporated by reference into and form an integral part of the Offers to Purchase and Circular:

  (a)
  the Annual Information Form of Pan American, dated March 31, 2009;

  (b)
  the audited consolidated financial statements of Pan American and the notes thereto as at and for the years ended December 31, 2008 and 2007, together with the auditors' report thereon;

  (c)
  management's discussion and analysis of financial condition and results of operations for the years ended December 31, 2008 and 2007;

  (d)
  the unaudited interim consolidated financial statements and the notes thereto for the three and six month periods ended June 30, 2009 and 2008;

  (e)
  management's discussion and analysis of financial condition and results of operations for the three and six month periods ended June 30, 2009 and 2008;

  (f)
  the management information circular, dated April 7, 2009, in connection with the Company's May 12, 2009 annual general meeting of shareholders;

  (g)
  a material change report, dated February 6, 2009, relating to the announcement of Pan American's intention to make a public offering of 5,540,000 Pan American Shares and the filing of preliminary shelf prospectus supplement in connection therewith; and

  (h)
  a material change report, dated October 22, 2009, relating to the announcement of the Offers.

        Information has been incorporated by reference in the Offers to Purchase and Circular from documents filed with the securities regulatory authorities in Canada. Copies of these documents may be obtained on request without charge from the Coordinator, Investor Relations of Pan American, Suite 1500 - 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6, telephone: 604-684-1175 or may be obtained through the SEDAR website at www.sedar.com. For the purpose of the Province of Québec, the Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Coordinator, Investor Relations of Pan American at the above-mentioned address and telephone number.

        All material change reports (excluding confidential reports), financial statements (including any report of the auditor, where applicable), management's discussion and analysis, annual information forms and information circulars filed by Pan American with securities commissions or similar authorities in the provinces or territories of Canada after the date of the Circular and before the Expiry Time shall be deemed to be incorporated by reference into the Offers to Purchase and Circular. Any document filed by Pan American with the SEC or Report of Foreign Private Issuer on Form 6-K furnished to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act, after the date of the Offers to Purchase and Circular shall also be deemed to be incorporated by reference into the Offers to Purchase and Circular if and to the extent provided in such document other than the announcement of the Offers, Pan American is not aware of any information that indicates any material change in the affairs of Pan American since the date of the last published financial statements of Pan American.

        Any statement contained in the Offers to Purchase and Circular or a document incorporated or deemed to be incorporated by reference in the Offers to Purchase and Circular shall be deemed to be modified or superseded for purposes of the Offers to Purchase and Circular to the extent that a statement contained in the Offers to Purchase and Circular or in any other subsequently filed document which also is or is deemed to be incorporated by reference in the Offers to Purchase and Circular modifies or supersedes such statement. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not be deemed to constitute a part of the Offers to Purchase and Circular, except as so modified or superseded.

        Information contained in or otherwise accessed through Pan American's website (www.panamericansilver.com), or any other website, does not form part of the Offers to Purchase or Circular. All such references to Pan American's website are inactive textual references only.

Aquiline Documents Incorporated by Reference

        The following documents of Aquiline, filed with the various securities commissions or similar authorities in certain of the provinces of Canada, are specifically incorporated by reference into the Offers to Purchase and Circular:

  (a)
  the audited consolidated financial statements of Aquiline and the notes thereto as at and for the years ended December 31, 2008 and 2007, together with the auditors' report thereon; and

  (b)
  the unaudited interim consolidated financial statements of Aquiline and the notes thereto for the three and six month periods ended June 30, 2009 and 2008.

        Pan American believes that copies of the documents listed above and incorporated by reference into the Offers to Purchase and Circular may be obtained on request without charge from Flora Woods, Vice President, Investor Relations of Aquiline, The Exchange Tower, 130 King Street West, Suite 3680, Box 99, Toronto, Ontario, M5X 1B1, telephone: (416) 599-4133 or may be obtained through the SEDAR website at www.sedar.com.

11.   Recent Developments

        As announced in a joint press release of Pan American and Orko Silver Corp. ("Orko") dated April 14, 2009, Pan American entered into an agreement (the "Joint Venture Letter Agreement") with Orko on April 13, 2009, pursuant to which Pan American and Orko agreed to form a joint venture (the "Joint Venture") to develop the La Preciosa silver project located in the State of Durango, Mexico (the "La Preciosa Project"). Under the terms of the Joint Venture Letter Agreement, Pan American agreed to act as operator for the Joint Venture and to contribute its mine development expertise as well as 100% of the funds necessary to develop and construct an operating mine, in consideration for a 55% interest in the Joint Venture, while Orko agreed to contribute its exploration expertise, the La Preciosa Project and related concessions to retain a 45% interest in the Joint Venture.

        Pan American and Orko further agreed that in order to maintain its interest in the Joint Venture, Pan American would conduct resource definition drilling, acquire necessary surface rights, obtain permits, and prepare a feasibility study over the 36 month period from the date of the Joint Venture Letter Agreement and would spend a minimum of $5 million in the first 12 months of the development program. To date, Pan American has spent $2.4 million.

        The Joint Venture Letter Agreement further provided that the parties would enter into a formal joint venture agreement to govern the terms of the Joint Venture (the "Joint Venture Agreement"). The Joint Venture Agreement was executed on October 23, 2009.

12.   Ownership of Aquiline Securities

        As of the date hereof, Pan American beneficially owns 1,650,000 Aquiline Shares (or approximately 2.16% of the issued and outstanding Aquiline Shares) and 1,500,000 October 2008 Warrants (or approximately 40.6% of the outstanding October 2008 Warrants). Pan American and its affiliates do not beneficially own, directly or indirectly, nor do they exercise direction over, or have the right to acquire, any other securities of Aquiline. As of the date hereof, the common law spouse of Steven Busby, Chief Operating Officer of Pan American, holds 7,250 Aquiline Shares and a further 500 Aquiline Shares are held jointly by Mr. Busby and his common law spouse. Except as described above, no Aquiline Securities are currently owned beneficially, directly or indirectly, nor is control or direction currently exercised over any securities of Aquiline, by the directors or officers of Pan American or, to the knowledge of such directors and officers after reasonable enquiry, by: (i) any associate or affiliate of a director or officer of Pan American or its subsidiaries; (ii) any director or officer of a subsidiary of Pan American; or (iii) any person or company holding more than 10% of any class of Pan American's equity securities; or (iv) any associate or affiliate of any person or company holding more than 10% of any class of Pan American's equity securities. There is no person or company acting jointly or in concert with Pan American in connection with the transactions described in the Offers to Purchase and this Circular.

13.   Trading in Aquiline Securities

        The following table summarizes the trading history of Pan American with respect to the Aquiline Securities during the six months preceding the date hereof:

Date	Aquiline Securities Purchased	Price per Aquiline Security
		(Cdn.$)
June 4, 2009	150,000 Aquiline Shares	2.25

        The Aquiline Shares described above were acquired by Pan American in an underwritten prospectus offering by Aquiline.

        The following table summarizes the trading history of the directors or officers of Pan American and to the knowledge of the directors and officers of Pan American after reasonable enquiry trading history of: (i) any associate or affiliate of a director or officer of Pan American or its subsidiaries; (ii) any director or officer of a subsidiary of Pan American; (iii) any person or company who beneficially owns, or exercises control or direction over, directly or indirectly, more than 10% of any class of Pan American's equity securities; or (iv) any associate or affiliate of any person or company who beneficially owns, or exercises control or direction over, directly or indirectly, more than 10% of any class of Pan American's equity securities, with respect to the Aquiline Securities during the six months preceding the date hereof:

Date	Aquiline Securities Purchased	Price per Aquiline Security
		(Cdn.$)
July 13, 2009	500	1.65
August 17, 2009	1,000	2.23
August 19, 2009	1,000	2.39
August 20, 2009	1,050	2.38
August 21, 2009	2,000	2.40
September 24, 2009	500	3.62
September 24, 2009	500	3.60
September 24, 2009	500	3.52
October 14, 2009	500(1)	6.70

(1)
These Aquiline Shares were acquired through an account jointly held by Steven Busby, Chief Operating Officer of Pan American and his common law spouse.

        Except as described above, all of the Aquiline Shares described above were acquired by the common law spouse of Steven Busby, Chief Operating Officer of Pan American.

        Except as described above, no Aquiline Securities have been traded during the six month period preceding the date of the Offers by Pan American, the directors or officers of Pan American or to the knowledge of the directors and officers of Pan American after reasonable enquiry, by: (i) any associate or affiliate of a director or officer of Pan American or its subsidiaries; (ii) any director or officer of a subsidiary of Pan American; (iii) any person or company who beneficially owns, or exercises control or direction over, directly or indirectly, more than 10% of any class of Pan American's equity securities; or (iv) any associate or affiliate of any person or company who beneficially owns, or exercises control or direction over, directly or indirectly, more than 10% of any class of Pan American's equity securities.

14.   Commitments to Acquire Aquiline Securities; Lock-Up Agreements

        No arrangements, agreements, commitments or understandings to acquire any Aquiline Securities have been made by Pan American, the directors and officers of Pan American or, to the knowledge of the directors and officers of Pan American after reasonable enquiry, by any associate or affiliate of Pan American, any associate of any director or officer of Pan American, or any person or company who beneficially owns, or exercises control or direction over, directly or indirectly, more than 10% of any class of securities of

Pan American, or any such person's associates or affiliates, except as described below, or elsewhere in the Offers to Purchase and Circular.

        As of October 27, 2009, Locked-Up Shareholders had delivered executed Lock-Up Agreements to Pan American. Pursuant to the Lock-Up Agreements, the Locked-Up Shareholders have agreed to deposit an aggregate of 6,447,096 Aquiline Shares and 1,758,333 Aquiline In-Money Options (as defined herein) assumed to be converted into Aquiline Shares prior to the expiry of the Mandatory Extension (as defined herein), together representing approximately 9.79% of Aquiline Shares (on a partially-diluted basis), and 38,000 Aquiline Warrants to the Offers, subject to certain conditions and not to withdraw such Aquiline Securities except in certain circumstances.

        The following is a summary of the principal terms of the Lock-Up Agreements and is qualified in its entirety by reference to, the full text of the Lock-Up Agreements, copies of which may be obtained through the internet at www.sedar.com. The Lock-Up Agreements contain certain customary representations and warranties of Pan American and each Locked-Up Shareholder.

        The Lock-Up Agreement sets out the agreement of the Locked-Up Shareholder to (i) deposit or cause to be deposited, and not withdraw, to the Offers all Aquiline Shares and Aquiline Warrants beneficially owned or controlled by the Locked-Up Shareholder; (ii) to deposit or cause to be deposited under the Share Offer any Aquiline Shares acquired upon the exercise of Aquiline In-Money Options or upon the exercise of Aquiline Warrants; and (iii) exchange all Aquiline Out-of-Money Options for Pan American Replacement Options. The Locked-Up Shareholder has agreed that if Pan American makes the Offers in compliance with the terms of the Support Agreement, then the Locked-Up Shareholder shall deposit or cause to be deposited with the Depositary within 25 calendar days of the mailing of the Offers, all of the subject Aquiline Shares then outstanding, and, no later than three business days prior to the first scheduled Expiry Time of the Offers, all such documents as may be necessary or desirable to deposit or cause to be deposited all of the subsequently acquired Aquiline Shares (including, if applicable, those to be acquired pursuant to the conditional exercise of Aquiline Options or exercise of Aquiline Warrants). The Locked-Up Shareholder has also covenanted that he or she will cooperate in good faith and use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, desirable or advisable (i) to facilitate the successful consummation of, and make effective as promptly as is practicable, the transactions contemplated by the Support Agreement, the Offers and the Lock-Up Agreement; and (ii) for the discharge by the Locked-Up Shareholders of their obligations under the Lock-Up Agreement, including in each case the execution and delivery of such documents as Pan American may reasonably require to discharge such obligations.

        The Locked-Up Shareholder will also use the Locked-Up Shareholder's commercially reasonable efforts in the Locked-Up Shareholder's capacity as an Aquiline Securityholder to oppose any proposed action by Aquiline, its Aquiline Securityholders, or any other person, in respect of any Acquisition Proposal involving Aquiline or its Subsidiaries, which may in any manner adversely affect the successful consummation of the transactions contemplated by the Lock-Up Agreements, the Support Agreement and the Offers. The Locked-Up Shareholder has appointed Pan American as its attorney in fact for and on its behalf to execute a proxy appointing a person designated by Pan American to attend and act on behalf of it at any meeting of Aquiline Securityholders.

        The Lock-Up Agreement may be terminated by notice in writing at any time by mutual consent of the Offeror and the Locked-Up Shareholder. The Locked-Up Shareholder may also terminate the Lock-Up Agreement by notice in writing if (i) Pan American has not complied with any material respect with its covenants contained in the Lock-Up Agreement or if any representation is materially incorrect and such deficiency is not curable until the earlier of the business day prior to the Expiry Time or five days after notice is given, or (ii) Pan American modifies or waives any term or condition in a manner contrary to the Support Agreement, or (iii) the Offers have been made and Pan American has not taken up and paid for the Purchased Aquiline Securities (for any reason other than the failure of the Locked-Up Shareholders to deposit its Aquiline Securities for purchase), or (iv) the Support Agreement is terminated for any other reason in accordance with its terms. Pan American may terminate a Lock-Up Agreement by notice in writing if (i) the Locked-Up Shareholder has not complied with any material respect with its covenants contained in the Lock-Up Agreement or if any representation is materially incorrect and such deficiency is not curable until the earlier of the business day prior to the Expiry Time or ten days after notice is given, (ii) the Locked-Up Shareholder modifies or waives any term or condition in a manner contrary to the Support Agreement, (iii) any conditions of the Offers are not satisfied or waived at the Expiry Time and Pan American elects not to waive such condition, or (iv) the Support Agreement is terminated for any reason in accordance with its terms.

15.   Material Changes and Other Information

        Pan American has no information that has not been publicly disclosed by Aquiline that indicates any material change in the affairs of Aquiline since the date of the last published financial statements of Aquiline. Pan American has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Aquiline Securityholders to accept or reject applicable Offers. Except as described in the Offers and Circular and other than information publicly disclosed by Aquiline, the Offeror has no knowledge of any material facts that are likely to affect the value or market price of the securities of Aquiline.

16.   Effect of the Offers on Market and Listings

        The purchase of Aquiline Securities by the Offeror pursuant to the Offers will reduce the number of Aquiline Securities that might otherwise trade publicly as well as the number of Aquiline Securityholders and, depending on the number of Aquiline Securityholders depositing Aquiline Securities and the number of Aquiline Securities purchased under the Offers, could adversely affect the liquidity and market value of the remaining Aquiline Securities held by the public.

        The rules and regulations of the TSX establish certain criteria which, if not met, could lead to the delisting of the Aquiline Shares from the TSX. These criteria include the number of holders of Aquiline Shares and the number and aggregate market value of Aquiline Shares publicly held. Depending on the number of Aquiline Shares purchased pursuant to the Share Offer, it is possible that the Aquiline Shares would fail to meet the criteria for continued listing on the TSX. If this were to happen, the Aquiline Shares could be delisted and that could, in turn, adversely affect the market or result in the lack of an established market for the Aquiline Shares.

        Depending on the number of Aquiline Shares that are validly deposited under the Share Offer, the Offeror will effect a Compulsory Acquisition or, if the Offeror is not entitled to effect a Compulsory Acquisition or there are Aquiline Warrants or the Convertible Debenture that have not been tendered to the Offers, the Offeror intends to effect a Subsequent Acquisition Transaction. See Section 19 of this Circular, "Acquisition of Aquiline Securities Not Deposited". If a Compulsory Acquisition or a Subsequent Acquisition Transaction is effected, the Aquiline Shares would be delisted from the TSX.

17.   Certain Information Concerning the Aquiline Shares

Authorized and Outstanding Capital

        The authorized capital of Aquiline consists of an unlimited number of Aquiline Shares of which 76,288,707 Aquiline Shares were issued and outstanding as of October 13, 2009.

        Aquiline Shareholders are entitled to receive on a pro rata basis dividends if, as and when declared by the board of directors of Aquiline, subject to the prior rights of the holders of any shares ranking senior to the Aquiline Shares in the payment of dividends. In the event of the dissolution, liquidation or winding-up of Aquiline, Aquiline Shareholders, subject to the prior rights of the holders of any shares ranking senior to Aquiline Shares with respect to priority in the distribution of the property and assets of Aquiline upon dissolution, liquidation or winding-up, will be entitled to receive on a pro rata basis the remaining property and assets of Aquiline.

        Aquiline Shareholders are entitled to receive notice of, attend and vote at any meeting of Aquiline Shareholders, except meetings where only the holders of another class or series of shares are entitled to vote separately as a class or series. Each Aquiline Share carries one vote per share.

Price Range and Trading Volume of the Aquiline Shares

        The Aquiline Shares are listed and posted for trading on the TSX. The aggregate volume of trading and price ranges of the Aquiline Shares on the TSX are set forth in the following table for the periods indicated.

	TSX
Period	High	Low	Volume
	(Cdn.$)	(Cdn.$)
2008
October	4.27	0.78	6,400,700
November	1.56	0.72	5,003,000
December	1.80	1.05	5,363,700
2009
January	3.15	1.56	2,849,700
February	3.15	2.42	3,541,300
March	3.33	2.46	2,806,600
April	2.80	2.00	2,738,100
May	2.78	2.15	3,553,600
June	2.58	1.74	5,844,200
July	2.14	1.36	3,036,900
August	2.44	2.04	1,724,400
September	4.58	2.10	5,891,700
October 1 - 29	7.19	3.80	23,292,100

        The Offeror first announced its intention to make the Offers on October 14, 2009. The closing price of the Aquiline Shares on October 13, 2009, the last trading day prior to the announcement of the Offers, was Cdn.$5.47 on the TSX.

        The offer of 0.2495 of a Pan American Share and 0.1 of a Pan American Consideration Warrant for each Aquiline Share represents a premium of approximately 36.6% over the October 13, 2009 closing price, and approximately 62.0% over the volume weighted average trading price of the Aquiline Shares on the TSX for the ten trading days ended October 13, 2009.

Prior Distributions and Purchases of Aquiline Shares

        Based on publicly available information, the Offeror believes that the following table sets out all distributions and purchases of Aquiline Shares and Aquiline Warrants by Aquiline (excluding securities purchased or sold pursuant to the exercise of employee stock options, warrants or other convertible securities) during the twelve months preceding the Offers:

Date of Offering	Securities Offered	Price per Security		Gross Proceeds to Aquiline
November 6, 2008	1,615,000 units (each unit consisting of one Aquiline Share and one November 2008 Warrant)	Cdn.$	2.00	Cdn.$3,230,000
June 4, 2009	8,100,000 Aquiline Shares	Cdn.$	2.25	Cdn.$18,225,000

Dividend Record for Aquiline Shares

        Based on publicly available information reported by Aquiline, since incorporation, Aquiline has not paid any dividends on its Aquiline Shares.

18.   Regulatory Matters

Competition Act (Canada)

        The Competition Act (Canada) requires pre-merger notification to the Commissioner of Competition (the "Commissioner") transactions that exceed certain financial thresholds and, in the case of share acquisitions, that exceed an additional voting interest threshold. Specifically, pre-merger notification is generally required where the transaction involves: (a) parties who, together with their affiliates, have assets in Canada, or annual gross revenues from sales in, from or into Canada, in excess of Cdn.$400 million; and (b) the direct or indirect acquisition of assets of an operating business in Canada or a voting interest in a corporation that carries on an operating business in Canada, of which the value of the assets in Canada, or the annual gross revenues from sales in or from Canada generated from such assets, exceeds Cdn.$70 million. In the case of an acquisition of voting shares of a corporation that has publicly-traded voting shares, the transaction must also result in the acquiror, or acquirors, together with its or their affiliates, owning voting shares which carry more than 20% of the outstanding votes attached to all outstanding voting shares of the corporation.

        Based upon an examination of information available to the Offeror relating to the Aquiline, the Offeror believes that the Offers will not meet the second threshold and accordingly, no pre-merger notification to the Commissioner is required for the Offers.

Investment Canada Act

        Under the Investment Canada Act, a transaction exceeding certain financial thresholds, and which involves the acquisition of control of a Canadian business by a non-Canadian, may be subject to review (a "Reviewable Transaction") and in such a case cannot be implemented unless the Minister responsible for the Investment Canada Act (the "Minister") is satisfied that the transaction is likely to be of "net benefit to Canada". An application for review must be filed with the Director of Investments prior to the implementation of the Reviewable Transaction. The Minister is then required to determine whether the Reviewable Transaction is likely to be of net benefit to Canada taking into account, among other things, certain factors specified in the Investment Canada Act and any written undertakings that may have been given by the applicant. The Investment Canada Act contemplates an initial review period of up to 45 days after filing; however, if the Minister has not completed the review by that date, the Minister may unilaterally extend the review period by within 30 days to permit completion of the review.

        The prescribed factors of assessment to be considered by the Minister include, among other things, the effect of the investment on the level and nature of economic activity in Canada (including the effect on employment, resource processing, utilization of Canadian products and services and exports), the degree and significance of participation by Canadians in the acquired business, the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada, the effect of industrial, economic and cultural policies (taking into consideration corresponding provincial policies), and the contribution of the investment to Canada's ability to compete in world markets. If the Minister is not satisfied that the Reviewable Transaction is likely to be of net benefit to Canada, the Reviewable Transaction may not be implemented.

        Transactions that are not subject to review may be subject to a notification requirement under the Investment Canada Act and where required, such notice must be filed up to 30 days after the completion of the transaction.

        Based upon an examination of information available to the Offeror relating to the Aquiline, the Offeror believes that the Offer will not meet the threshold for a Reviewable Transaction and accordingly, no application for review will be made.

        In addition to the "net benefit to Canada" review process, the Investment Canada Act provides for a separate national security review under which the Minister may review any investment in Canada by a non-Canadian to determine if the investment could be injurious to national security. A transaction may be reviewed on national security grounds before closing or at any time up to 45 days after closing. If determined to be potentially injurious to national security the Governor in Council can order the non-Canadian: (a) not to close the transaction; (b) to only close the transaction on specified conditions considered advisable to protect national security; or (c) if already implemented, to divest themselves of the investment.

        If not already implemented, a non-Canadian cannot implement a transaction once the Minister gives notice indicating that a national security review may be ordered, or where the Governor in Council orders a national security review. Once such a notice or order is issued, implementation cannot thereafter occur until either the Minister issues a notice confirming that the transaction will not be reviewed or the Governor in Council issues an order allowing the non-Canadian to close the transaction, either unconditionally or on conditions. Divestiture can be ordered in the case of a transaction reviewed after closing if considered advisable to protect national security.

        Based on prescribed time periods and subject to any additional time that may be agreed to between the Minister and the non-Canadian, the national security review process can take up to 130 days to complete.

        There are currently no published criteria that can be used to determine whether any given transaction could be considered injurious to national security under this review process.

Hart-Scott-Rodino Antitrust Improvements Act of 1976 (United States)

        The Offeror has determined that it is not required to make any filings or notifications under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (United States).

Argentine Antitrust Law

        The Argentine Antitrust Law ("AL") requires that takeovers, mergers and certain other economic concentration acts should be notified to the Argentine Antitrust Authority for authorization, when the aggregate turnover of the group of companies involved exceeds, in Argentina, two hundred million Argentine pesos (AR$200,000,000) or approximately fifty million United States dollars (US$50,000,000). After concluding the analysis of the transaction and its effects on the relevant market, the Argentine Antitrust Authority may: (i) approve the transaction; (ii) make the Argentine Antitrust Authority's approval conditional upon the fulfillment of certain conditions; or (iii) deny the authorization. Transactions exceeding the legal threshold are therefore under the control of the Argentine Antitrust Authority and shall have no binding effect between the parties or vis-à-vis third parties until the Argentine Antitrust Authority authorizes the proposed transaction.

        For all legal purposes, the aggregate turnover means those amounts in their regular course of business resulting from the sale of products and the rendering of services by the companies involved, net of sales discounts and taxes directly related to the revenues, during the last fiscal year.

        According to the AL, notice to the Argentine Antitrust Authority of a notifiable transaction is required to be given within one-week from the publication of the offer. Pursuant to applicable advisory opinions the one-week term counts as from the date on which an offer is published in accordance with the pertinent Argentine securities regulations. For failure to provide the mandatory notice, the AL imposes a penalty of a maximum fine of one million Argentine pesos (AR$1,000,000) or approximately two hundred fifty thousand United States dollars (US$250,000) per day, beginning on the expiration of the one-week term established to fulfill such obligation. Such penalties may be applicable jointly and severally to those directors, managers, administrators, syndicates or members of the surveillance committee, attorneys in fact, or legal representatives of the obligated company, that by its action or inaction of their control supervision duties have contributed, encouraged or allowed the non-compliance.

        Based on an examination of information available to the Offeror relating to Aquiline and its Argentine subsidiaries and information relating to the Offeror and its Argentine subsidiaries, neither the Argentine subsidiaries of the Offeror nor the Argentine subsidiaries of Aquiline exceeded the legal threshold for the 2008 fiscal year. Accordingly, the Offeror believes the Offers do not fall under the scope of the AL and consequently, the notice requirement should not be applicable.

        The Offeror believes, based on advice from its Argentine legal counsel, that it is advisable to make an application to the Argentine Antitrust Authority for an advisory opinion in order to have certainty regarding the obligation to notify the transaction. The application for an advisory opinion is considered advisable given that it is possible that the Argentine Antitrust Authority could apply an economic reality criterion based on the estimated 2009 turnover to date. Based on information regarding the Offeror and its Argentine subsidiaries, the estimated 2009 turnover of the Argentine subsidiaries of the Offeror does exceed the two hundred million Argentine pesos (AR$200,000,000) legal threshold.

        On October 21, 2009, the Offeror and Aquiline jointly requested the Argentine Antitrust Authority issue an advisory opinion in order to confirm that the transactions contemplated by the Support Agreement should not be notified, as provided for by the AL. The advisory opinion application suspends the one-week legal term to notify the transaction falling within the scope of the AL. Depending on the information and documentation required by the Argentine Antitrust Authority, the advisory opinion is expected to be issued within 45-60 days. However, it is possible that this term may be extended.

        In the event that the Argentine Antitrust Authority render an advisory opinion resolving that the transaction falls within the scope of the AL, once the respective application is filed in due time, the Argentine Antitrust Authority must render a decision within 45 business days. This 45 business day term may be extended, if the Argentine Antitrust Authority requires additional information, a circumstance that — each time — suspends the running of the legal term until the information is completely filed.

19.   Acquisition of Aquiline Securities Not Deposited

Compulsory Acquisition

        If, within 120 days after the date of the Offer, the Offer has been accepted by Aquiline Shareholders who, in the aggregate, hold not less than 90% of the Aquiline Shares to which the Offer relates, other than Aquiline Shares held at the date of the Offer by, or by a nominee for, the Offeror or its affiliates, the Offeror intends, subject to compliance with all applicable Laws, to acquire (the "Compulsory Acquisition") all the remaining Aquiline Shares on the same terms that the Aquiline Shares were acquired pursuant to the Offer, pursuant to the provisions of Section 188 of the OBCA.

        To exercise such statutory right, the Offeror must give notice (the "Notice") to each Aquiline Shareholder who did not accept the Share Offer (and each person who subsequently acquires any Aquiline Shares) (in each case a "Remaining Aquiline Shareholder") of such proposed acquisition on or before the earlier of 60 days from the termination of the Share Offer and 180 days from the date of the Share Offer. Within 20 days of giving the Notice, the Offeror must pay or transfer to Aquiline the Share Offer Consideration the Offeror would have to pay or transfer to the Remaining Aquiline Shareholders if they had elected to accept the Share Offer, to be held in trust by Aquiline. Within 20 days after receiving the Notice, each Remaining Aquiline Shareholder must send the certificates representing the Aquiline Shares held by such Remaining Aquiline Shareholder to Aquiline or the Offeror and must elect either to transfer such Aquiline Shares to the Offeror on the terms of the Offer or demand payment of the fair value of such Aquiline Shares held by such holder. A Remaining Aquiline Shareholder who does not, within 20 days after receiving the Notice, notify the Offeror that the Remaining Aquiline Shareholder is electing to demand payment of the fair value of the Remaining Aquiline Shareholder's Aquiline Shares is deemed to have elected to transfer such Aquiline Shares to the Offeror on the same terms that the Offeror acquired Aquiline Shares from Aquiline Shareholders who accepted the Share Offer.

        If a Remaining Aquiline Shareholder has elected to demand payment of the fair value of such Aquiline Shares, the Offeror may apply to the Court to hear an application to fix the fair value of such Aquiline Shares. If the Offeror fails to apply to the Court within 20 days after it made the payment or transferred the Share Offer Consideration to Aquiline referred to above, the Remaining Aquiline Shareholder may then apply to the Court within a further period of 20 days to have the Court fix the fair value of such Aquiline Shares. If no application is made to the Court within the specified periods, the Remaining Aquiline Shareholder will be deemed to have elected to transfer such Aquiline Shares to the Offeror on the terms that the Offeror acquired Aquiline Shares from Aquiline Shareholders who accepted the Share Offer. Any judicial determination of the fair value of the Aquiline Shares could be more or less than the amount paid pursuant to the Share Offer.

        The foregoing is a summary only of the rights of Compulsory Acquisition which may become available to the Offeror and is qualified in its entirety by the provisions of Sections 187-189 of the OBCA. See Sections 187-189 of the OBCA, a copy of which is attached as Schedule "C" to this Circular, for the full text of the relevant statutory provisions. Sections 187-189 of the OBCA are complex and may require strict adherence to notice and timing provisions, failing which a Remaining Aquiline Shareholder's rights may be lost or altered. Aquiline Shareholders who wish to be better informed about those provisions of the OBCA should consult their legal advisors.

        See Section 20 of the Circular, "Canadian Federal Income Tax Considerations" for a discussion of the tax consequences to certain Aquiline Shareholders in the event of a Compulsory Acquisition.

Subsequent Acquisition Transaction

        If the Offeror takes up and pays for Aquiline Shares validly deposited to the Share Offer and: (i) the right of Compulsory Acquisition described above is not available; (ii) the Offeror elects not to pursue a Compulsory Acquisition; or (iii) Aquiline Warrants or the Convertible Debenture are not tendered to the Offers, the Offeror intends, and has agreed to use its commercially reasonable efforts, to cause a special meeting of each class of Aquiline Securityholders to be called to consider a proposed amalgamation, arrangement, merger, reorganization, consolidation, recapitalization or other transaction involving Aquiline and/or its Subsidiaries and the Offeror or an affiliate of the Offeror which, if successfully completed, will result in the Offeror owning, directly or indirectly, all of the Aquiline Securities (a "Subsequent Acquisition Transaction"). The timing and details of any such Subsequent Acquisition Transaction will depend on a number of factors, including the number of Aquiline Securities acquired pursuant to the Offers. If the Minimum Tender Condition is satisfied, the Offeror should own sufficient Aquiline Securities to effect a Subsequent Acquisition Transaction. The Offeror reserves the right, in its sole discretion, not to complete a Subsequent Acquisition Transaction.

        If a Subsequent Acquisition Transaction were to be consummated, holders of the Aquiline Shares may, under the OBCA, have the right to dissent and demand payment of the fair value of their Aquiline Shares. If the applicable statutory procedures are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting Aquiline Shareholders for their Aquiline Shares. The fair value of Aquiline Shares so determined could be more or less than the amount paid per Aquiline Share pursuant to the Subsequent Acquisition Transaction or the Share Offer.

        A Subsequent Acquisition Transaction may constitute a "business combination" within the meaning of MI 61-101 if that Subsequent Acquisition Transaction would result in the interest of an Aquiline Securityholder being terminated without the consent of such Aquiline Securityholder, irrespective of the nature of the consideration provided in substitution thereof. In certain circumstances, the provisions of MI 61-101 may also deem certain types of Subsequent Acquisition Transaction to be "related party transactions". However, if the Subsequent Acquisition Transaction is a "business combination" carried out in accordance with MI 61-101 or an exemption therefrom, the "related party transaction" provisions therein do not apply to such transaction.

        MI 61-101 provides that, unless exempted, a corporation proposing to carry out a business combination is required to prepare a valuation of the affected securities (and any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. In connection with any Subsequent Acquisition Transaction, the Offeror intends to rely upon the exemption from the valuation requirements of MI 61-101 set out in Section 4.4(1)(d) of MI 61-101. This exemption is available where all of the following conditions are satisfied:

  (a)
  the Subsequent Acquisition Transaction is effected by the Offeror or an affiliate of the Offeror in respect of the Aquiline Securities not acquired pursuant to the Offers;

  (b)
  the Subsequent Acquisition Transaction is completed no later than 120 days after the expiry of the Offers;

  (c)
  the consideration per Aquiline Security paid by the Offeror or an affiliate of the Offeror in the Subsequent Acquisition Transaction:

  (i)
  is at least equal in value to the consideration per Aquiline Security paid under the Offers; and

  (ii)
  is in the same form as the consideration per Aquiline Security paid by the Offeror under the Offers;

  (d)
  the intent of the Offeror to effect a Compulsory Acquisition or Subsequent Acquisition Transaction is disclosed in the Offers to Purchase and Circular; and

  (e)
  the Offers to Purchase and Circular:

  (i)
  describes the expected Canadian tax consequences to an Aquiline Securityholder of both the Offers and a Subsequent Acquisition Transaction if, at the time the Offers were made, the tax consequences arising from a Subsequent Acquisition Transaction were reasonably foreseeable to the Offeror and were reasonably expected to be different from the tax consequences of tendering to the Offers; and

  (ii)
  discloses that the Canadian tax consequences to an Aquiline Securityholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Aquiline Securityholder having Aquiline Securities acquired pursuant to the Offers if, at the time the Offers were made, the Offeror could not reasonably foresee the tax consequences arising from the Subsequent Acquisition Transaction.

        See Section 20 of this Circular, "Canadian Federal Income Tax Considerations".

        Depending on the nature of the Subsequent Acquisition Transaction, the Offeror expects the provisions of the OBCA will require the approval of not less than 66 2/3% of the votes cast by holders of the outstanding Aquiline Shares at a meeting duly called and held for the purpose of approving a Subsequent Acquisition Transaction. In addition, depending on the nature of such Subsequent Acquisition Transaction, additional separate class votes could be required by holders of Aquiline Warrants (either collectively or by the holders of each outstanding class of Aquiline Warrants separately) or the Convertible Debenture. MI 61-101 would in effect, also require that, unless exempted, in addition to any other required security holder approval, in order to complete a business combination, going private transaction or related party transaction, as applicable, the approval of a majority of the votes cast by "minority" holders of each class of affected securities be obtained unless an exemption is available or discretionary relief is granted. In relation to the Offers and any subsequent business combination or going private transaction, the "minority" holders will be, unless an exemption is available or discretionary relief is granted, as required, all holders of Aquiline Securities, other than the following: (i) the Offeror (other than in respect of Aquiline Securities acquired pursuant to the Offers, as described below); (ii) any "interested party" (within the meaning of MI 61-101); (iii) any "related party" of an "interested party", unless the related party meets that description solely in its capacity as a director or senior officer of one or more persons that are neither "interested parties" nor "issuer insiders" (in each case within the meaning of MI 61-101) of the Offeror; and (iv) any "joint actor" (within the meaning of MI 61-101) with any of the foregoing persons.

        MI 61-101 also provides that the Offeror may treat Aquiline Securities acquired pursuant to the Offers as "minority" Aquiline Securities and vote them, or consider them voted, in favour of such business combination if, among other things, the consideration per security in such transaction is at least equal in value to, and of the same form as, the consideration paid under the Offers, and the business combination is completed within 120 days after the expiry of the Offers, provided that certain disclosure is given in the take-over bid disclosure documents. The Offeror has provided such disclosure. The Offeror currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be of the same value and in the same form as the consideration paid under the Offers, and that any Subsequent Acquisition Transaction would be completed within 120 days of the Expiry Time, and accordingly the Offeror intends to cause Aquiline Securities acquired pursuant to the Offers to be voted in favour of such transaction and to be counted as part of any minority approval required in connection with any such transaction. At the date hereof, to the best of the Offeror's knowledge after reasonable enquiry, the only Aquiline Securities that would be required to be excluded in determining whether minority approval had been obtained are the 1,650,000 Aquiline Shares and 1,500,000 October 2008 Warrants currently owned by the Offeror.

        The exact timing and details of any Compulsory Acquisition or Subsequent Acquisition Transaction involving Aquiline will necessarily depend on a variety of factors, including the number of Aquiline Securities acquired pursuant to the Offers. Although the Offeror has agreed to use its commercially reasonable efforts to complete, if legally possible to do so, a Subsequent Acquisition Transaction on the same terms as the Offers, it is possible that, as a result of the number of Aquiline Securities acquired under the Offers, delays in the Offeror's ability to effect such a transaction, information hereafter obtained by the Offeror, changes in general economic, industry, regulatory or market conditions or in the business of Aquiline or other currently unforeseen circumstances, such a transaction may not be so proposed, may be delayed or abandoned. The Offeror expressly reserves the right not to propose a Compulsory Acquisition or Subsequent Acquisition Transaction involving Aquiline.

        If the Offeror is unable to effect a Compulsory Acquisition or is unable to propose a Subsequent Acquisition Transaction, or proposes a Subsequent Acquisition Transaction but cannot obtain any required approvals promptly, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable Law, purchasing additional Aquiline Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise. Subject to applicable Law, any additional purchases of Aquiline Shares could be at a price greater than, equal to, or less than the price to be paid for Aquiline Shares under the Share Offer and could be for cash, securities and/or other consideration. Alternatively, the Offeror may take no action to acquire additional Aquiline Shares, or may even wind up or acquire all of the assets of Aquiline or sell or otherwise dispose of any or all Aquiline Securities acquired pursuant to the Offers, on terms and at prices then determined by the Offeror, which may vary from the price paid for Aquiline Securities under the Offers.

        The tax consequences to an Aquiline Securityholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Aquiline Securityholder of accepting the Offers. See Section 20 of this Circular, "Canadian Federal Income Tax Considerations". Aquiline Securityholders should consult their tax advisors for advice with respect to the tax consequences of a Subsequent Acquisition Transaction having regard to their own particular circumstances. Further, Aquiline Securityholders should consult their legal advisers for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if and when proposed.

Judicial Developments

        On February 1, 2008, MI 61-101 came into force in the Provinces of Ontario and Quebec, introducing harmonized requirements for enhanced disclosure, independent valuations and majority of minority security holder approval for specified types of transactions. Certain judicial decisions may also be considered relevant to any business combination that may be proposed or effectuated subsequent to the expiry of the Offers.

        Prior to the adoption of MI 61-101 (or its predecessors), Canadian courts had, in a few instances, granted preliminary injunctions to prohibit transactions which constituted going private transactions. Since the adoption of the predecessor legislation to MI 61-101 the trend both in legislation and in Canadian jurisprudence has been towards permitting going private transactions to proceed subject to compliance with procedures designed to ensure substantive fairness to minority security holders. Aquiline Securityholders should consult their legal advisors for a determination of their legal rights with respect to any transaction which may constitute a business combination or a going private transaction.

20.   Canadian Federal Income Tax Considerations

        In the opinion of Borden Ladner Gervais LLP, counsel to Pan American, the following fairly summarizes the principal Canadian federal income tax considerations generally applicable to Aquiline Shareholders and Aquiline Warrantholders in respect of:

  •
  the exchange of Aquiline Shares for Pan American Shares and Pan American Consideration Warrants pursuant to the Share Offer,

  •
  the exercise of Aquiline Warrants before the closing of the Offers (the "Closing") and the exchange of Aquiline Warrants for Pan American Replacement Warrants pursuant to a Warrant Offer,

  •
  the disposition of Aquiline Shares or Aquiline Warrants pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction, and

  •
  the holding, exercise, and disposition of Pan American Shares, Pan American Consideration Warrants, and Pan American Replacement Warrants acquired pursuant to any of the foregoing transactions.

        Comment is restricted to Aquiline Shareholders and Aquiline Warrantholders, wherever resident, each of whom at all material times, for the purposes of the Tax Act:

  •
  deals at arm's length with Pan American and Aquiline, and is not affiliated or connected with either of them,

  •
  holds all Aquiline Shares or Aquiline Warrants, and will hold all Pan American Shares, Pan American Consideration Warrants or Pan American Replacement Warrants received pursuant to an Offer, Compulsory Acquisition or Subsequent Acquisition Transaction as capital property,

  •
  has not acquired any Aquiline Shares pursuant to a stock option plan,

  •
  is not a "financial institution" or a "specified financial institution",

  •
  is not an entity an interest in which is, or whose Aquiline Shares or Aquiline Warrants are, a "tax shelter investment", and

  •
  does not make a functional currency election under section 261 of the Tax Act,

(each such Aquiline Shareholder or Aquiline Warrantholder, in this summary, a "Holder").

        A Holder's Aquiline Shares or Aquiline Warrants generally will be considered to be capital property unless the Holder holds them in the course of carrying on a business or an adventure or concern in the nature of trade, or as "mark to market" properties. Subject to certain exceptions set out in the Tax Act, a Holder who is resident in Canada and whose Aquiline Shares might not otherwise be considered capital property may be entitled to elect irrevocably under subsection 39(4) of the Tax Act to deem all Aquiline Shares and all other "Canadian securities" (as defined in the Tax Act) owned by the Holder in the taxation year in which the Holder makes the election, and in all subsequent taxation years, to be capital property.

        This summary is based on the current provisions of the Tax Act and the regulations thereunder, all amendments thereto publicly proposed by or on behalf of the Minister of Finance (Canada) to the date hereof, and counsel's understanding of the current published administrative and assessing practices of the Canada Revenue Agency (the "CRA"). It is assumed that all such amendments will be enacted as currently proposed, and that there will be no other change to any relevant law or practice, although no assurances can be given in these respects. This summary does not take into account any other federal Canadian, provincial, territorial or foreign tax law, or any tax treaty.

        This summary does not address any person who is not a Holder, nor any person in respect of the person's Aquiline Options or Convertible Debenture. All such persons are urged to consult their own legal and tax advisers with respect to the Canadian federal income tax consequences of the Offer applicable to them, which may differ materially from the Canadian federal income tax consequences applicable to Holders as set out in this summary.

        The following summary is of a general nature only and is not, and should not be construed as, legal or tax advice to any particular Holder. Each Holder should consult the Holder's own legal and tax advisers regarding the legal and tax consequences of disposing of Aquiline Shares or Aquiline Warrants pursuant to an Offer, Compulsory Acquisition or Subsequent Acquisition Transaction applicable to the Holder's particular circumstances.

Residents of Canada

        The following portion of this summary is restricted to Holders who at all relevant times are or are deemed to be resident solely in Canada for purposes of the Tax Act and any applicable income tax treaty (each such Holder, a "Resident Holder").

  Disposition of Aquiline Shares Pursuant to the Share Offer

  No Election for Income Tax Deferral

        A Resident Holder who exchanges the Resident Holder's Aquiline Shares for Pan American Shares and Pan American Consideration Warrants pursuant to the Share Offer and does not elect to defer tax as discussed under the following sub-heading (see "Election for Income Tax Deferral" below) will be deemed to have realized a capital gain (or capital loss) equal to the amount by which the aggregate fair market value, at the time of the Closing, of the Pan American Shares and Pan American Consideration Warrants received by the Resident Holder on the exchange, less reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of the Resident Holder's Aquiline Shares at that time. The Resident Holder will acquire the Pan American Shares and Pan American Consideration Warrants at an aggregate cost equal to the aggregate fair market value of the Resident Holder's Aquiline Shares determined immediately before their disposition, and will be required to allocate that aggregate cost on a reasonable basis between the Pan American Shares and Pan American Consideration Warrants so received. Management of Pan American is of the view that it is reasonable to allocate Cdn.$8.10 to the cost of each whole Pan American Consideration Warrant so received, and the balance of the aggregate fair market value to the cost of the Pan American Shares so received, although such allocation is not binding on Resident Holders or the CRA. The cost of the Pan American Shares received by the Resident Holder pursuant to the Share Offer generally will be averaged with the adjusted cost base of any other Pan American Shares held by the Resident Holder at that time. The Canadian federal income tax treatment of capital gains and capital losses is discussed below under the heading "Residents of Canada — Taxation of Capital Gains and Capital Losses".

  Election for Income Tax Deferral

  General

        Subject to satisfaction of all requirements as discussed below, a Resident Holder who is an "Eligible Holder" (as defined below) may require Pan American to elect jointly with the Resident Holder pursuant to section 85 of the Tax Act (and the corresponding provisions of any applicable provincial legislation) (a "Tax Election") to defer some or all of the capital gain that the Resident Holder would otherwise recognize on the exchange of Aquiline Shares for Pan American Shares and Pan American Consideration Warrants pursuant to the Share Offer.

        An Eligible Holder includes

  •
  any Resident Holder who is not exempt from tax on income under the Tax Act, and

  •
  any partnership one or more members of which is such a Resident Holder.

        An Eligible Holder who wishes to make a Tax Election must do so under subsection 85(l) of the Tax Act in Form T2057 or, if the Eligible Holder is a partnership, subsection 85(2) of the Tax Act in Form T2058 (and in either case the corresponding provisions of any applicable provincial legislation, if any) (all such federal and provincial forms together, in either case, the "Tax Election Form"). The Eligible Holder must specify an amount (the "Elected Amount") in the Tax Election Form to be the Eligible Holder's deemed proceeds of disposition of the Eligible Holder's Aquiline Shares. The Elected Amount may not be

  •
  less than the greater of the adjusted cost base of the Eligible Holder's Aquiline Shares at the time of the Closing and the fair market value of the Pan American Consideration Warrants received by the Eligible Holder at the Closing, or

  •
  more than the fair market value of the Eligible Holder's Aquiline Shares at the time of the Closing.

Within these limits the Elected Amount may be any amount specified by the Eligible Holder in the Tax Election Form.

        An Eligible Holder who makes a valid joint Tax Election with Pan American in the applicable Tax Election Form will realize a capital gain equal to the amount, if any, by which the Elected Amount specified by the Eligible Holder in the Tax Election Form, less reasonable costs of disposition, exceeds the adjusted cost base of the Eligible Holder's Aquiline Shares. Consequently, if the Eligible Holder validly specifies an Elected Amount equal to the adjusted cost base of the Eligible Holder's Aquiline Shares, the Eligible Holder will not realize any capital gain, and therefore will not incur any liability for Canadian federal income tax, on the disposition of Aquiline Shares pursuant to the Share Offer. See "Residents of Canada — Taxation of Capital Gains and Capital Losses" below.

        The Eligible Holder will be deemed to acquire

  •
  the Pan American Consideration Warrants received at the Closing at a cost equal to the lesser of the fair market value of the Pan American Consideration Warrants and the Elected Amount, and

  •
  the Pan American Shares received at the Closing at a cost equal to that portion of the Elected Amount, if any, that is not allocated to the cost of the Eligible Holder's Pan American Consideration Warrants received at the Closing.

The cost of the Pan American Shares so received at the Closing generally will be averaged with the adjusted cost base to the Eligible Holder of any other Pan American Shares held by the Eligible Holder at that time.

  Requirements for a Valid Tax Election

        An Eligible Holder who intends to make a Tax Election must indicate that intention by checking the appropriate box labelled "Tax Election Package Required" on the Letter of Transmittal or "Tax Deferral Election" on the Notice of Guaranteed Delivery. Each Eligible Holder who checks the box accordingly will receive a tax instruction letter from Pan American that will explain the election procedures. The letter will be sent to the Eligible Holder within 30 days after the Expiry Time.

        Each Eligible Holder who wishes to make a Tax Election must provide all required information in accordance with the procedures set out in the instructions on the tax instruction letter and send the appropriate Tax Election Form, fully and validly completed and signed by the Eligible Holder, to Pan American on or before 90 days after the Expiry Time.

        Pan American will, within 30 days after it receives a fully and validly completed Tax Election Form signed by an Eligible Holder on or before 90 days after the Expiry Time, sign the Tax Election Form and return it by mail to the Eligible Holder at the address provided by the Eligible Holder in the Tax Election Form. It is the Eligible Holder's responsibility to file the election form with the CRA.

        An Eligible Holder who wishes to make a Tax Election in respect of Aquiline Shares that the Eligible Holder co-owns jointly with one or more other persons should designate one of the co-owners (which may be the Eligible Holder) for that purpose, and the designated co-owner should file one Tax Election Form in form T2057 for each co-owner so electing, together with a complete list of all co-owners of the Aquiline Shares setting out each electing co-owner's social insurance or business number, and address.

        An Eligible Holder that is a partnership that wishes to make a Tax Election in respect of Aquiline Shares held by the partnership should do so by designating a member of the partnership for that purpose, who should file one Tax Election Form in form T2058 on behalf of all members, together with a complete list of all members setting out each member's social insurance or business number, and address. Each member must sign the Tax Election Form or, alternatively, the form must be signed by the designated member on behalf of all members and accompanied by a document that authorizes the designated member to complete, execute and file the form on behalf of all members.

        To avoid late filing penalties, the Eligible Holder must file the Eligible Holder's Tax Election Form with the CRA (and, where applicable, the provincial revenue authorities) on or before the earliest day by which either Pan American or the Eligible Holder is required to file an income tax return for the taxation year in which the disposition occurs (in each case, its "Filing Deadline"). Pan American's 2009 taxation year is scheduled to end December 31, 2009 (although its taxation year could end sooner as a result of an unanticipated event such as an amalgamation) and its Filing Deadline is six months after its taxation year-end. Each Eligible Holder is urged to consult its own tax advisers as soon as possible respecting its Filing Deadline. However, regardless of Pan American's and the Eligible Holder's Filing Deadlines, each Eligible Holder must ensure it completes and signs its Tax Election Form and delivers it to Pan American within 90 days after the Expiry Time. Since Pan American's obligation is only to execute and return an Eligible Holder's Tax Election Form to the Eligible Holder within 30 days after receiving it, and only if it is fully and validly completed and signed by the Eligible Holder and received by Pan American within the 90 day period, the Eligible Holder may, depending on its Filing Deadline, need to deliver its Tax Election Form, so completed and signed, to Pan American before 90 days after the Expiry Date in order to minimize its risk of late-filing penalties.

        Pan American's sole responsibility with respect to an Eligible Holder's Tax Election will be to sign and return the Tax Election Form to the Eligible Holder as described above. Compliance with the all other requirements for a valid Tax Election, whether pursuant to the Tax Act, applicable provincial legislation, or the tax instruction letter, will be the sole responsibility of the Eligible Holder. Accordingly, Pan American will not be responsible or liable for any taxes, interest, penalties (including any late filing penalties), damages or expenses resulting from any failure or delay by the Eligible Holder or any other person to complete and sign the required Tax Election Form properly, deliver the Tax Election Form to Pan American on a timely basis, or file the Tax Election Form in a timely manner with the CRA or any applicable provincial authority.

        Each Eligible Holder's Tax Election and related Tax Election Form will be valid only if it meets all applicable requirements under the Tax Act and any applicable provincial legislation. Meeting these requirements will be the sole responsibility of the Eligible Holder. Eligible Holders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R3 issued by the CRA for further information respecting Tax Elections. An Eligible Holder who does not make a valid Tax Election under Section 85 of the Tax Act, or who does not comply with all other requirements set out above and in the letter of tax instructions, may realize a capital gain. The comments herein with respect to Tax Elections are provided for general assistance only. The law in this area is complex and involves many technical requirements. Eligible Holders who wish to make a Tax Election should consult their own tax advisers.

        Pan American may, but shall not be obligated to, sign and return any Tax Election Form received by it after 90 days after the Expiry Time. Consequently Eligible Holders who do not deliver a fully and validly completed Tax Election Form to Pan American in accordance with the procedures set out above on or before 90 days after the Expiry Time may not be able to make a Tax Election and therefore may not benefit from the income tax deferral provisions of the Tax Act (or any applicable provincial tax legislation) and may realize a capital gain. Accordingly, all Eligible Holders who wish to make a joint Tax Election with Pan American should give their immediate attention to this matter.

Exercise of Aquiline Warrants Before Closing, and Disposition of Aquiline Warrants Pursuant to a Warrant Offer

  Exercise of Aquiline Warrants Before Closing

        A Resident Holder who exercises an Aquiline Warrant to acquire an Aquiline Share before the Closing will not thereby realize any capital gain or capital loss. The Holder will be deemed to acquire the Aquiline Share at a cost equal to the exercise price of the Aquiline Warrant plus the adjusted cost base of the Aquiline Warrant to the Resident Holder determined immediately before the exercise. The cost of the Aquiline Shares so acquired by the Resident Holder generally will be averaged with the adjusted cost base of any other Aquiline Shares held by the Resident Holder at the time of the exercise. The Resident Holder will, to the extent that the Resident Holder subsequently disposes of the Aquiline Share pursuant to the Share Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction, be subject to the same Canadian federal income tax consequences summarized herein generally applicable to Resident Holders who so dispose of Aquiline Shares.

  Disposition of Aquiline Warrants Pursuant to a Warrant Offer

        A Resident Holder who exchanges the Resident Holder's Aquiline Warrants for Pan American Replacement Warrants pursuant to a Warrant Offer will be deemed to have realized a capital gain (or capital loss) equal to the amount by which the aggregate fair market value, at the time of the Closing, of the Pan American Replacement Warrants thereby received by the Resident Holder, less reasonable costs of disposition, exceeds (or is exceeded by) the adjusted cost base of the Resident Holder's Aquiline Warrants at that time. The Resident Holder will acquire the Pan American Replacement Warrants at a cost equal to the fair market value of Resident Holder's Aquiline Warrants determined immediately before their disposition. The tax treatment of capital gains and capital losses is discussed below under the heading "Residents of Canada — Taxation of Capital Gains and Capital Losses".

Disposition of Aquiline Shares or Aquiline Warrants Pursuant to a Compulsory Acquisition or Subsequent Acquisition Transaction

  Compulsory Acquisition

        The Canadian federal income tax consequences applicable to a Resident Holder who disposes of Aquiline Shares or Aquiline Warrants pursuant to a Compulsory Acquisition generally will be the same as for Resident Holders who dispose of Aquiline Shares pursuant to the Share Offer (see "Residents of Canada — Disposition of Aquiline Shares Pursuant to the Share Offer above) or Aquiline Warrants pursuant to a Warrant Offer (see "Residents of Canada — Disposition of Aquiline Warrants Pursuant to a Warrant Offer" above).

  Subsequent Acquisition Transaction

  General

        The Canadian federal income tax consequences to a Resident Holder who disposes of Aquiline Shares or Aquiline Warrants pursuant to a Subsequent Acquisition Transaction will depend on the exact manner in which the Subsequent Acquisition Transaction is structured and the nature of the consideration offered, and may be substantially similar to, or substantially different from, those described above for Resident Holders who dispose of Aquiline Shares or Aquiline Warrants pursuant to an Offer. Accordingly, it is not possible to comment on the Canadian federal income tax consequences of a Subsequent Acquisition Transaction to a Resident Holder except in the very general terms set out below. Each Resident Holder who does not tender Aquiline Shares or Aquiline Warrants to an Offer should therefore consult the Resident Holder's own tax advisers regarding the Canadian federal income tax consequences applicable to the Resident Holder of disposing of Aquiline Shares or Aquiline Warrants pursuant to a Subsequent Acquisition Transaction.

  Aquiline Shares

        Depending on the legal form of the Subsequent Acquisition Transaction, a Resident Holder who disposes of Aquiline Shares pursuant to a Subsequent Acquisition Transaction may realize a capital gain or capital loss, receive or be deemed to receive a dividend, or both, as a consequence of the transaction.

        Any capital gain or capital loss that the Resident Holder so realizes generally will be taxable or deductible as described below (see "Residents of Canada — Taxation of Capital Gains and Capital Losses"). Income-tax deferral, as described above under the subheading "Residents of Canada — Disposition of Aquiline Shares Pursuant to the Share Offer — Election for Income Tax Deferral", may not be available in respect of a Subsequent Acquisition Transaction.

        A Resident Holder who in a taxation year receives or is deemed to receive a dividend on the Resident Holder's Aquiline Shares as a consequence of a Subsequent Acquisition Transaction generally will be required to include the amount of the dividend in income for the year. If the Resident Holder is an individual (other than certain trusts), the dividend will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from a taxable Canadian corporation. However, Pan American has advised counsel that it does not intend to cause Aquiline to designate any such dividend as an "eligible dividend" for the purposes of the enhanced gross-up and dividend tax credit rules. If the Resident Holder is a corporation it will (subject to the possible application of the anti-capital gains stripping rules in subsection 55(2) of the Tax Act) generally be entitled to deduct the amount of the dividend, if any, from its taxable income. A corporate Resident Holder that is a "private corporation" (as defined in the Tax Act) or is controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals (other than a trust or trusts) generally will be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% of the dividend.

  Aquiline Warrants

        A Resident Holder who disposes of an Aquiline Warrant pursuant to a Subsequent Acquisition Transaction generally will be subject to the same rules in respect of the disposition as a Resident Holder who disposes of Aquiline Warrants pursuant to a Warrant Offer. See "Canadian-Residents — Disposition of Aquiline Warrants Pursuant to a Warrant Offer" above.

        A dissenting Resident Holder must include in income any interest awarded to the Resident Holder by a court.

  Potential Delisting

        As discussed under Section 15 of this Circular, "Effect of the Offers on Market and Listing" and in Section 18 of this Circular, "Acquisition of Aquiline Securities Not Deposited", Aquiline Shares may be delisted from the TSX after the Closing. Aquiline Shares and Aquiline Warrants, if and when delisted, will cease to be qualified investments and will become non-qualified investments for any trust that is governed by a "registered retirement savings plan", "registered retirement income fund", "registered education savings plan", "registered disability savings plan", "deferred profit sharing plan" or a "tax-free savings account" for the purposes of the Tax Act (each a "Registered Plan") unless Aquiline otherwise remains a "public corporation" for the purposes of the Tax Act. Any Registered Plan that is a Resident Holder, or its annuitant, beneficiary, or holder, could be subject to taxes and penalties under the Tax Act if the Registered Plan holds non-qualified investments. Each Resident Holder who is a Registered Plan (or its annuitant, beneficiary, or holder) should consult its own tax advisers in this regard.

  Taxation of Capital Gains and Capital Losses

        Generally, a Resident Holder must include one half of any capital gain ("taxable capital gain") arising on the disposition of an Aquiline Share or Aquiline Warrant in a taxation year pursuant to an Offer, Compulsory Acquisition, or Subsequent Acquisition Transaction in income in the taxation year in which the disposition occurs. The Resident Holder may deduct one half of any capital loss ("allowable capital loss") so arising from taxable capital gains realized in the year and, to the extent not so deductible, from net taxable capital gains realized in any of the three preceding taxation years or any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.

        Capital gains realized by an individual or certain trusts may give rise to alternative minimum tax under the Tax Act.

        A Resident Holder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) throughout a taxation year may be liable to pay an additional refundable tax of 6 2/3% on its "aggregate investment income" for the year, which generally will include an amount in respect of the Resident Holder's taxable capital gains for the year, if any.

        A capital loss incurred by a Resident Holder that is a corporation from a disposition of Aquiline Shares pursuant to an Offer, Compulsory Acquisition or Subsequent Acquisition Transaction may, to the extent and under circumstances set out in the Tax Act, be reduced by the amount of dividends (if any) previously received or deemed to have been received by the Resident Holder on its Aquiline Shares. Similar rules may apply where Aquiline Shares are owned by a trust or partnership of which a corporation, trust or partnership is a beneficiary or member. Resident Holders to whom these rules may apply should consult their own tax advisers.

  Holding and Disposing of Pan American Shares

  Dividends on Pan American Shares

        Each Resident Holder will be required to include in income for a taxation year any dividend that the Resident Holder receives, or is deemed to receive, on a Pan American Share in the year.

        If the Resident Holder is an individual (including most trusts), the dividend will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from a taxable Canadian corporation, including the enhanced gross-up and dividend tax credit rules applicable to "eligible dividends" (as defined in the Tax Act).

        If the Resident Holder is a corporation, it will (subject to the possible application of the anti-capital gains stripping rules in subsection 55(2) of the Tax Act) generally be entitled to deduct the amount of the dividend from its taxable income. A Resident Holder that is a "private corporation" (as defined in the Tax Act) or a corporation that is controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals (other than a trust or trusts) may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% of the dividend.

  Disposition of Pan American Shares

        A Resident Holder who disposes or is deemed to dispose of a Pan American Share (including a Pan American Share acquired on exercise of a Pan American Consideration Warrant or Pan American Replacement Warrant) will generally thereby realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of the Pan American Share to the Resident Holder determined immediately before the disposition. Any such capital gain or capital loss generally will be taxable or deductible in the manner described above under the heading "Residents of Canada — Taxation of Capital Gains and Capital Losses".

  Exercise, Expiry or Other Disposition of Pan American Consideration Warrants or Pan American Replacement Warrants

  Exercise or Expiry

        A Resident Holder who exercises a Pan American Consideration Warrant or a Pan American Replacement Warrant to acquire a Pan American Share will not thereby realize any capital gain or capital loss. The Resident Holder will be deemed to acquire the Pan American Share at a cost equal to the exercise price of the Pan American Consideration Warrant or Pan American Replacement Warrant plus the adjusted cost base of the relevant warrant to the Resident Holder determined immediately before the exercise. The cost of the Pan American Share so acquired by the Resident Holder generally will be averaged with the adjusted cost base of any other Pan American Shares held by the Resident Holder at the time of the exercise.

        A Resident Holder whose unexercised Pan American Consideration Warrants or Pan American Replacement Warrants expire will realize a capital loss equal to the adjusted cost base of the expired warrants determined immediately before expiry. The resulting capital loss generally will be deductible in the manner described above under the heading "Residents of Canada — Taxation of Capital Gains and Capital Losses".

  Disposition

        A Resident Holder who disposes or is deemed to dispose of the Resident Holder's Pan American Consideration Warrants or Pan American Replacement Warrants (other than on exercise or expiry) will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition therefor, less reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base thereof to the Resident Holder at that time. Any resulting capital gain or capital loss generally will be included in or deductible from income in the manner described above under the heading "Residents of Canada — Taxation of Capital Gains and Capital Losses".

  Eligibility for Investment

        Pan American Shares, Pan American Consideration Warrants and Pan American Replacement Warrants

  •
  will, while Pan American Shares are listed on a designated stock exchange as defined in the Tax Act (which includes the TSX and NASDAQ), be qualified investments under the Tax Act for Registered Plans, and

  •
  generally should not be a prohibited investment for a tax-free savings account provided that (i) the holder of the account does not have a "significant interest" (as defined in the Tax Act), in Pan American and (ii) Pan American deals at arm's length within the meaning of the Tax Act with the holder and each corporation, partnership or trust in which the holder holds a significant interest.

        Generally a holder of a tax-free savings account should not hold a significant interest in a corporation (including Pan American) provided that neither the holder nor any one or more persons with whom the holder does not deal at arm's length, alone or in any combination, directly or indirectly holds 10% or more of the issued shares of any class of shares in the capital stock of the corporation. For these purposes, specific rules may deem a holder to own shares of a corporation that are held by a partnership in which the holder is a member or by a trust of which the holder is a beneficiary. A holder of a tax-free savings account generally will not hold a significant interest in a partnership or trust if neither the holder, nor any one or more persons with whom the holder does not deal at arm's length, directly or indirectly holds an interest representing 10% or more of the fair market value of the partnership or trust.

Non-Residents of Canada

        The following portion of the summary is restricted to Holders who, at all relevant times for the purposes of the Tax Act and any applicable tax treaty,

  •
  are or are deemed to be resident solely in a country other than Canada,

  •
  do not use or hold, and are not deemed to use or hold, Aquiline Shares or Aquiline Warrants in connection with a business carried on in Canada,

  •
  are not insurers that carry on an insurance business in Canada and elsewhere, and none of whose Aquiline Shares or Aquiline Warrants, constitute "taxable Canadian property" for the purposes of the Tax Act at Closing (each such Holder, a "Non-Resident Holder").

        Each non-resident Aquiline Securityholder whose Aquiline Shares or Aquiline Warrants constitute taxable Canadian property at Closing, or who for any other reason is not a Non-Resident Holder as defined in the preceding paragraph, should consult the non-resident Aquiline Securityholder's own tax advisers regarding the Canadian federal income tax consequences of disposing of Aquiline Shares and Aquiline Warrants pursuant to an Offer, Compulsory Acquisition or Subsequent Acquisition Transaction.

        Generally, a Holder's Aquiline Shares will not constitute taxable Canadian property at Closing provided that

  •
  the Aquiline Shares are listed on a designated stock exchange (which currently includes the TSX) at Closing,

  •
  neither the holder of the share, nor any one or more persons with whom the holder does not deal at arm's length, alone or in any combination directly or indirectly owned 25% or more of the issued shares of any class or series of shares in the capital of Aquiline, as applicable, at any time during the 60-months immediately preceding the particular time, and

  •
  the Aquiline Shares are not otherwise deemed by a provision of the Tax Act to be taxable Canadian property at Closing.

        Generally, an Aquiline Warrant will not constitute taxable Canadian property at Closing provided that

  •
  the Aquiline Shares are listed on a designated stock exchange at Closing, and

  •
  the Aquiline Warrants are not otherwise deemed by a provision of the Tax Act to be taxable Canadian property at Closing.

        A Non-Resident Holder's Aquiline Shares or Aquiline Warrants that are not exchanged pursuant to the Share Offer or an Aquiline Warrant Offer may become taxable Canadian property if the Aquiline Shares are subsequently delisted as discussed above under "Acquisition of Aquiline Securities Not Deposited" in Section 18 of the Circular.

  Disposition of Aquiline Shares or Aquiline Warrants Pursuant to the Offers

        Subject to the foregoing restrictions and assumptions, a Non-Resident Holder who disposes of an Aquiline Share or Aquiline Warrant pursuant to the Share Offer or a Warrant Offer generally will not incur any liability for Canadian federal income tax in respect of any capital gain realized on the disposition.

  Exercise of Aquiline Warrants Before Closing

        A Non-Resident Holder who exercises an Aquiline Warrant to acquire an Aquiline Share before Closing generally will not thereby incur any liability for Canadian federal income tax. The Non-Resident Holder, to the extent that the Non-Resident Holder subsequently disposes of the Aquiline Share pursuant to the Share Offer, generally will not incur any liability for Canadian federal income tax in respect of any capital gain realized on the disposition.

  Disposition of Aquiline Shares Under a Compulsory Acquisition or Subsequent Acquisition Transaction

  Compulsory Acquisition

        Subject to the foregoing restrictions and assumptions, a Non-Resident Holder who disposes of an Aquiline Share or Aquiline Warrant pursuant to a Compulsory Acquisition generally will not incur any liability for Canadian federal income tax in respect of any capital gain realized on the disposition, provided that the Aquiline Share or Aquiline Warrant, as applicable, either is not taxable Canadian property or is "treaty-protected property" for the purposes of the Tax Act at the time of the disposition.

        As noted above (see "Non-Residents of Canada"), Aquiline Shares and Aquiline Warrants may not be taxable Canadian property if the Aquiline Shares have been delisted from the TSX and are not listed on any other designated stock exchange at the time of the Compulsory Acquisition.

        Generally the Non-Resident Holder's Aquiline Shares or Aquiline Warrants will be treaty-protected property only if the Non-Resident Holder is exempted by the terms of an applicable tax treaty, if any, from Canadian federal income tax in respect of any gain arising on disposition of the Aquiline Shares or Aquiline Warrants, as applicable.

        If the Non-Resident Holder's Aquiline Shares or Aquiline Warrants are taxable Canadian property and are not treaty-protected property, the Non-Resident Holder generally will realize a capital gain (or capital loss) on the exchange of those Aquiline Shares or Aquiline Warrants for Pan American Shares, Pan American Consideration Warrants or Pan American Replacement Warrants pursuant to the Compulsory Acquisition equal to the amount by which the aggregate fair market value, at the time of the exchange, of the Pan American Shares, Pan American Consideration Warrants or Pan American Replacement Warrants (as applicable) received on the exchange, less reasonable costs of disposition, exceeds (or is exceeded by) the adjusted cost base of the Non-Resident Holder's Aquiline Shares or Aquiline Warrants, as applicable, at that time. If the Non-Resident Holder is exchanging Aquiline Shares for Pan American Shares and Pan American Consideration Warrants, the Non-Resident Holder will acquire the Pan American Shares and Pan American Consideration Warrants at an aggregate cost equal to the aggregate fair market value of Non-Resident Holder's Aquiline Shares determined immediately before their disposition, and will be required to allocate that aggregate cost on a reasonable basis between the Pan American Shares and Pan American Consideration Warrants so received. Management of Pan American is of the view that it is reasonable to allocate Cdn.$8.10 to the cost of each whole Pan American Consideration Warrant, and the balance of the aggregate fair market value to the cost of the Pan American Shares, so received, although such allocation is not binding on Non-Resident Holders or the CRA. The cost of the Pan American Shares received by the Non-Resident Holder pursuant to the Share Offer generally will be averaged with the adjusted cost base of any other Pan American Shares held by the Non-Resident Holder at that time. If the Non-Resident Holder is exchanging Aquiline Warrants for Pan American Replacement Warrants, the Non-Resident Holder will acquire the Pan American Replacement Warrants at a cost equal to the fair market value of the exchanged Aquiline Warrants. The tax treatment of capital gains and capital losses in these circumstances is discussed below under the heading "Non-Resident Holders — Taxation of Capital Gains and Capital Losses".

        If the Aquiline Shares are not listed on a designated stock exchange at the time of the Compulsory Acquisition, the Non-Resident Holder may be required to obtain a clearance certificate from the CRA pursuant to section 116 of the Tax Act (a "Section 116 Certificate") in respect of the Non-Resident Holder's disposition of Aquiline Shares or Aquiline Warrants pursuant to the Compulsory Acquisition before the end of the month following the month in which the Compulsory Acquisition occurs, failing which Pan American

  •
  may be required to remit to the CRA for the Non-Resident Holder's account an amount (the "Remittance Amount") equal to 25% of the fair market value at the time of the Compulsory Acquisition, of all Pan American Shares, Pan American Consideration Warrants and Pan American Replacement Warrants to which the Non-Resident Holder is otherwise entitled, and

  •
  if so required, will be entitled under the Tax Act to withhold and sell a sufficient number of those Pan American securities to pay or satisfy the Remittance Amount and send only the remaining Pan American securities to the Non-Resident Holder.

In that circumstance Pan American will not release any Pan American Shares, Pan American Consideration Warrants or Pan American Replacement Warrants to the Non-Resident Holder until either the Non-Resident Holder has delivered a valid Section 116 Certificate to Pan American, or Pan American has paid the Remittance Amount to the CRA for the Non-Resident Holder's account. The Non-Resident Holder may recover any resulting overpayment of its Canadian federal income tax by filing a Canadian federal income tax return for its taxation year in which the Compulsory Acquisition occurs.

        Pan American is not required to make a Tax Election jointly with any Non-Resident Holder.

  Subsequent Acquisition Transaction

        The Canadian federal income tax consequences to a Non-Resident Holder who disposes of Aquiline Shares or Aquiline Warrants pursuant to a Subsequent Acquisition Transaction will depend on the exact manner in which the Subsequent Acquisition Transaction is structured and the nature of the consideration offered, and may be substantially similar to, or substantially different from, those described above for Non-Resident Holders who dispose of Aquiline Shares or Aquiline Warrants pursuant to an Offer. Consequently it is not possible to comment on the Canadian federal income tax consequences of a Subsequent Acquisition Transaction to Non-Resident Holders except in the very general terms set out below. Each Non-Resident Holder who does not tender Aquiline Shares or Aquiline Warrants to an Offer should therefore consult the Non-Resident Holder's own tax advisers regarding the Canadian federal income tax consequences applicable to the Non-Resident Holder of disposing of Aquiline Shares or Aquiline Warrants pursuant to a Subsequent Acquisition Transaction, and the following paragraphs are qualified accordingly.

        Depending on the legal form of the Subsequent Acquisition Transaction, a Non-Resident Holder who disposes of an Aquiline Share pursuant to a Subsequent Acquisition Transaction may realize a capital gain or capital loss, receive or be deemed to receive a dividend, or both, as a consequence of the transaction.

        The Canadian federal income tax consequences to Non-Resident Holders summarized in the immediately preceding section entitled "Compulsory Acquisition", including those relating to §116 Certificates, should apply to a Non-Resident Holder to the extent that the Non-Resident Holder realizes a capital gain or capital loss on the disposition of Aquiline Shares or Aquiline Warrants pursuant to a Subsequent Acquisition Transaction.

        The Non-Resident Holder will be subject to Canadian withholding tax equal to 25%, or such lower rate as may be available under an applicable tax treaty (if any), of the gross amount of any dividend actually or deemed to be paid to the Non-Resident Holder as a consequence of the Subsequent Acquisition Transaction. Aquiline will be required to withhold such tax from the dividend and remit it to the CRA for the Non-Resident Holder's account.

  Taxation of Capital Gains and Capital Losses

        Generally, a Non-Resident Holder who disposes of Aquiline Shares or Aquiline Warrants that are taxable Canadian property and are not treaty-protected property in a taxation year pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction must include any taxable capital gain arising on the disposition in the Non-Resident Holder's taxable income earned in Canada in the year. The Non-Resident Holder may deduct one half of any allowable capital loss so arising from taxable capital gains realized in the year on the disposition of taxable Canadian property (other than treaty-protected property) and, to the extent not so deductible, from net taxable capital gains realized on the disposition of such property in any of the three preceding taxation years or any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.

        Capital gains realized by non-resident individuals or certain trusts may give rise to alternative minimum tax under the Tax Act.

  Holding and Disposing of Pan American Shares, Pan American Consideration Warrants or Pan American Replacement Warrants

  Dividends on Pan American Shares

        A Non-Resident Holder who receives or is deemed to receive a dividend on a Pan American Share generally will be subject to Canadian withholding tax equal to 25%, or such lower rate as may be available under an applicable tax treaty (if any), of the gross amount of the dividend. Pan American will be required to withhold such tax from the dividend and remit it to the CRA for the Non-Resident Holder's account.

  Disposition of Pan American Shares

        A Non-Resident Holder who disposes of a Pan American Share generally will not thereby incur any liability for Canadian federal income tax in respect of any capital gain realized on the disposition provided that the Pan American Share either is not taxable Canadian property or is treaty-protected property at the time of the disposition.

        Generally, a Pan American Share that the Non-Resident Holder acquired pursuant to the Share Offer, or the exercise of a Pan American Consideration Warrant or Pan American Replacement Warrant should not be taxable Canadian property. Pan American Shares that the Non-Resident Holder acquired on a Compulsory Acquisition or Subsequent Acquisition Transaction may or may not be taxable Canadian property, depending on the structure of the relevant transaction.

        A Non-Resident Holder who disposes of a Pan American Share that is taxable Canadian property and is not treaty-protected property generally will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, less reasonable costs of disposition exceed (are exceeded by) the adjusted cost base of the Pan American Shares determined immediately before the disposition. Any resulting capital gain or capital loss will be subject to tax or deductible in the manner described above under the heading "Non-Residents of Canada — Taxation of Capital Gains and Capital Losses".

  Exercise, Expiry or Other Disposition of Pan American Consideration Warrants or Pan American Replacement Warrants

  Exercise or Expiry

        A Non-Resident Holder who exercises a Pan American Consideration Warrant or a Pan American Replacement Warrant to acquire a Pan American Share will not thereby realize any capital gain or capital loss. The Non-Resident Holder will be deemed to acquire the Pan American Share at a cost equal to the exercise price of the Pan American Consideration Warrant or Pan American Replacement Warrant plus the adjusted cost base of the relevant warrant to the Non-Resident Holder determined immediately before the exercise. The cost of the Pan American Share so acquired by the Non-Resident Holder generally will be averaged with the adjusted cost base of any other Pan American Shares held by the Non-Resident Holder at the time of the exercise.

        A Non-Resident Holder whose unexercised Pan American Consideration Warrants or Pan American Replacement Warrants expire will realize a capital loss equal to the Non-Resident Holder's adjusted cost base of the expired warrants determined immediately before expiry. The resulting capital loss generally will be deductible only if the relevant warrants are taxable Canadian property (other than treaty-protected property), and only to the extent discussed above under the heading "Non-Residents of Canada — Taxation of Capital Gains and Capital Losses".

  Disposition

        A Non-Resident Holder who disposes or is deemed to dispose of a Pan American Consideration Warrant or Pan American Replacement Warrant (other than on exercise or expiry) generally will not incur any liability for Canadian federal income tax in respect of any capital gain realized on the disposition provided that the relevant warrant either is not taxable Canadian property or is treaty-protected property at the time of the disposition.

        Generally, a Pan American Consideration Warrant or Pan American Replacement Warrant that the Non-Resident Holder acquired pursuant to the Share Offer or a Warrant Offer should not be taxable Canadian property. A Pan American Consideration Warrant or Pan American Replacement Warrant that the Non-Resident Holder acquires on a Compulsory Acquisition or Subsequent Acquisition Transaction may or may not be taxable Canadian property, depending on the structure of the relevant transaction.

        A Non-Resident Holder who disposes of a Pan American Consideration Warrant or a Pan American Replacement Warrant that is taxable Canadian property and is not treaty-protected property will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, less reasonable costs of disposition exceed (are exceeded by) the Non-Resident Holder's adjusted cost base of the relevant warrant determined immediately before the disposition. Any resulting capital gain or capital loss will be subject to tax or deductible in the manner described above under the heading "Non-Residents of Canada — Taxation of Capital Gains and Capital Losses".

21.   Material U.S. Federal Income Tax Consequences

        The following is a summary of certain material U.S. federal income tax consequences to U.S. holders (as defined below) of Aquiline Shares of (i) the sale of Aquiline Shares pursuant to the Offer (the "Acquisition") and (ii) holding and disposing of Pan American Shares and Pan American Consideration Warrants received pursuant to the Acquisition. This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, each as in effect as of the date of this Circular, all of which are subject to change at any time, possibly with retroactive effect. Any such change could alter the tax consequences described herein. No ruling from the Internal Revenue Service (the "IRS") has been requested or is expected to be obtained regarding the U.S. federal income tax consequences described herein.

        This discussion is not binding on the IRS or any court, and there can be no assurance that the IRS will not take a contrary position or that any contrary position taken by the IRS will not be sustained by a court. This summary assumes that a U.S. holder holds Aquiline Shares, or Pan American Shares and Pan American Consideration Warrants received pursuant to the Acquisition, as a capital asset (generally, property held for investment purposes).

        For purposes of this summary, the term "U.S. holder" means a beneficial owner of Aquiline Shares and Pan American Shares and Pan American Consideration Warrants that is, for U.S. federal income tax purposes:

  •
  a citizen or individual resident of the United States;

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  a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States or any of its political subdivisions;

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  a trust that (1) is subject to the primary supervision of a court within the United States and the authority of one or more U.S. persons to control all substantial decisions or (2) has an election in effect under applicable Treasury regulations to be treated as a U.S. person; or

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  an estate that is subject to U.S. federal income tax on its income regardless of its source.

        If an entity treated as a partnership for U.S. federal income tax purposes holds Aquiline Shares, or Pan American Shares or Pan American Consideration Warrants received pursuant to the Acquisition, the U.S. federal income tax treatment of such partnership and each partner will generally depend on the status and the activities of the partnership and the partner. Partnerships that hold Aquiline Shares, or Pan American Shares or Pan American Consideration Warrants received pursuant to the Acquisition, and partners in such partnerships should consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences applicable to them with respect to the Acquisition and the holding and disposing of Pan American Shares and Pan American Consideration Warrants received pursuant to the Acquisition.

        This summary does not address all of the U.S. federal income tax consequences that may be applicable to a particular U.S. holder of Aquiline Shares or Pan American Shares or Pan American Consideration Warrants

received pursuant to the Acquisition. In addition, except where specifically indicated, this summary does not address the U.S. federal income tax consequences that may be relevant to particular U.S. holders in light of their individual circumstances or to U.S. holders that are subject to special rules, including:

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  brokers or dealers in securities or currencies;

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  banks and other financial institutions;

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  individual retirement accounts and other tax-deferred accounts;

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  regulated investment companies, real estate investment trusts, partnerships (or any entity treated as a partnership for U.S. federal income tax purposes) and other pass-through entities;

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  insurance companies;

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  tax-exempt entities;

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  traders in securities that elect to use a mark-to-market method of accounting;

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  U.S. holders whose functional currency is not the U.S. dollar;

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  U.S. holders who hold Aquiline Shares, Pan American Shares or Pan American Consideration Warrants as part of a hedge, straddle, conversion transaction or other risk-reduction strategy;

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  U.S. holders who acquired Aquiline Shares pursuant to the exercise of an employee stock option or right or otherwise as compensation;

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  U.S. holders who are subject to the alternative minimum tax provisions of the Code;

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  U.S. holders who own or have owned, directly, indirectly or constructively, 10% or more of the total combined voting power of Aquiline;

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  U.S. holders who will own, directly, indirectly or constructively, 10% or more of the total combined voting power of Pan American after the Acquisition; and

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  U.S. holders that sell, exchange or otherwise dispose of their Aquiline Shares in a Compulsory Acquisition or Subsequent Acquisition Transaction.

        This summary does not address the tax consequences of the Acquisition under state, local or non-U.S. tax laws, or federal tax laws other than those pertaining to income tax.

        U.S. holders of Aquiline Shares should consult their own tax advisors to determine the particular tax consequences to them of the Acquisition and of holding and disposing of Pan American Shares and Pan American Consideration Warrants received in the Acquisition (including the application and effect of any state, local or non-U.S. and other tax laws).

The Acquisition

        The exchange of Aquiline Shares for Pan American Shares and Pan American Consideration Warrants will constitute a taxable transaction for U.S. federal income tax purposes. Accordingly, each U.S. holder will recognize gain or loss equal to the difference between (i) the sum of the fair market value of the Pan American Shares and Pan American Consideration Warrants received pursuant to the Acquisition and (ii) the U.S. holder's adjusted tax basis in its Aquiline Shares disposed of pursuant to the Acquisition. As described below, the U.S. federal income tax treatment of gain recognized in the Acquisition will depend upon whether Aquiline is or has been a "passive foreign investment company" (a "PFIC") at any time during the U.S. holder's holding period in the Aquiline Shares. Except with respect to a U.S. holder that made a "mark-to-market" election (as described below) with respect to its Aquiline Shares, any loss recognized by a U.S. holder generally will be capital loss, which will be long-term capital loss if the U.S. holder's holding period with respect to its

Aquiline Shares is more than one year at the time of the Acquisition. The deductibility of capital loss is subject to limitations.

        In general, a non-U.S. corporation will be treated as a PFIC for any taxable year in which (i) 75% or more of the non-U.S. corporation's gross income is passive income, or (ii) 50% or more of the average value of the non-U.S. corporation's assets produce or are held for the production of passive income. For these purposes, passive income generally includes dividends, interest, annuities and other investment income. Based on discussions with Aquiline and our review of publicly available information, Pan American believes that Aquiline likely will be a PFIC for 2009 and has been a PFIC in prior taxable years. In general, under the PFIC rules:

  •
  any gain realized by a U.S. holder must be allocated ratably over its holding period for the Aquiline Shares;

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  the amount allocated to the taxable year of the Acquisition and any year in such U.S. holder's holding period prior to the first year for which Aquiline was treated as a PFIC will be taxed as ordinary income; and

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  the amount allocated to each other year in such U.S. holder's holding period will be taxed at the highest tax rate in effect for that year and will be subject to an interest charge generally applicable to underpayments of tax.

        The preceding discussion regarding the application of the PFIC rules to Aquiline applies only to U.S. holders who have not made timely "qualified electing fund" elections ("QEF elections") or "mark-to-market" elections with respect to their Aquiline Shares. If a timely QEF election was made for the first taxable year in a U.S. holder's holding period, the electing U.S. holder generally will recognize capital gain or loss upon the disposition of Aquiline Shares pursuant to the Acquisition, and such gain or loss will be long-term capital gain or loss if the U.S. holder's holding period with respect to its Aquiline Shares is more than one year at the time of the Acquisition. Long-term capital gains of non-corporate U.S. holders (including individuals) are generally eligible for reduced rates of taxation. The deductibility of capital loss is subject to limitations.

        If a U.S. holder made a mark-to-market election, any gain will be treated as ordinary income and any loss will be ordinary loss to the extent of the previously included net mark-to-market gain, and thereafter as capital loss.

        Based on discussions with Aquiline, one or more of Aquiline's non-U.S. subsidiaries may also be treated as PFICs under the rules discussed above (a "PFIC Subsidiary"). Except in the case of a U.S. holder that made a valid QEF election (as described above) with respect to such PFIC Subsidiary, under the PFIC rules a U.S. holder that disposes of Aquiline Shares pursuant to the Acquisition generally may also be treated as indirectly disposing of its interest in any PFIC Subsidiaries, and may be required to recognize its pro rata share of any gain (subject to tax under the PFIC rules described above) that would have been realized had such PFIC Subsidiary actually been disposed of at the time of the Acquisition. A U.S. holder's adjusted basis in its Aquiline Shares will be increased by the amount of any gain recognized on such indirect disposition.

        Any gain or loss generally will be treated as United States source gain or loss for U.S. foreign tax credit purposes. A U.S. holder's tax basis in the Pan American Shares and Pan American Consideration Warrants received pursuant to the Acquisition will equal the fair market value of such Pan American Shares and Pan American Consideration Warrants, respectively, on the date of receipt, and a U.S. holder's holding period for such Pan American Shares and Pan American Consideration Warrants will commence on the day after the date of receipt.

        Determining the actual tax consequences of the Acquisition to a U.S. holder of Aquiline Shares may be complex, and will depend on the U.S. holder's specific situation and on factors that are not within Pan American's control. U.S. holders of Aquiline Shares should consult with their own tax advisors regarding the tax consequences of the Acquisition in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or non-U.S. and other tax laws and of changes in those laws.

Holding and Disposing of Pan American Shares

        Distributions.    The gross amount of any distribution received by a U.S. holder with respect to its Pan American Shares (including amounts withheld to pay Canadian withholding taxes) will be included in the gross income of such U.S. holder, as a dividend, to the extent attributable to current or accumulated earnings and profits of Pan American, as determined under U.S. federal income tax principles. Pan American does not intend to calculate its earnings and profits under U.S. federal income tax rules. Accordingly, U.S. holders should expect that a distribution generally will be treated as a dividend for U.S. federal income tax purposes. Provided that Pan American is not treated as a PFIC, as described below, Pan American believes that it is considered to be a "qualified foreign corporation," and therefore distributions, if any, to non-corporate U.S. holders (including individuals) that are treated as dividends should qualify for a reduced rate of tax for dividends received on or before December 31, 2010, provided certain holding period and other requirements are satisfied, after which time dividends will be subject to tax at rates then applicable to ordinary income. If Pan American is a PFIC under the rules discussed below, distributions treated as dividends will be taxable at higher ordinary income tax rates. Dividends on Pan American Shares will not be eligible for the dividends received deduction generally allowed to corporations under the Code.

        A U.S. holder may be entitled to claim a U.S. foreign tax credit for, or deduct, any Canadian taxes that are withheld on dividends received by such U.S. holder, subject to applicable limitations in the Code. Dividends generally will be income from sources outside the United States and generally will be "passive category income" or, in certain circumstances, "general category income" for purposes of computing the U.S. foreign tax credit allowable to a U.S. holder. The rules governing the U.S. foreign tax credit are complex. Accordingly, U.S. holders are urged to consult their own tax advisors regarding the availability of the U.S. foreign tax credit in light of their particular circumstances.

        Sale, Exchange or Other Taxable Disposition.    A U.S. holder will recognize gain or loss on the sale, exchange or other taxable disposition of Pan American Shares in an amount equal to the difference between the amount realized for the Pan American Shares and the U.S. holder's adjusted tax basis in the Pan American Shares. Subject to the PFIC discussion below, the gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the U.S. holder's holding period with respect to such Aquiline Shares is more than one year at the time of such sale, exchange or other taxable disposition. Long-term capital gains of non-corporate U.S. holders (including individuals) are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any capital gain or loss recognized by a U.S. holder generally will be treated as United States source gain or loss for U.S. foreign tax credit purposes.

Holding and Disposing of Pan American Consideration Warrants

        Exercise.    A U.S. holder generally will not recognize gain or loss on the exercise of a Pan American Consideration Warrant and related receipt of a Pan American Share. A U.S. holder's initial tax basis in the Pan American Share received on the exercise of a Pan American Consideration Warrant generally should be equal to the sum of (a) the U.S. holder's tax basis in such Pan American Consideration Warrant plus (b) the exercise price paid by the U.S. holder on the exercise of the Pan American Consideration Warrant. A U.S. holder's holding period for the Pan American Share received on the exercise of a Pan American Consideration Warrant generally should begin on the day after the date that the Pan American Consideration Warrant is exercised.

        Disposition.    A U.S. holder generally will recognize gain or loss on the sale, exchange or other taxable disposition of Pan American Consideration Warrants in an amount equal to the difference between the amount realized for the Pan American Consideration Warrants and the U.S. holder's adjusted tax basis in the Pan American Consideration Warrants. Subject to the PFIC discussion below, the gain or loss will be capital gain or loss, which will be long-term capital gain or loss if the U.S. holder's holding period with respect to such Pan American Consideration Warrants is more than one year at the time of such sale, exchange or other taxable disposition. Long-term capital gains of non-corporate U.S. holders (including individuals) are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any capital gain or loss recognized by a U.S. holder generally will be treated as United States source gain or loss for U.S. foreign tax credit purposes.

        Lapse.    Upon the lapse or expiration of a Pan American Consideration Warrant, a U.S. holder generally will recognize a loss in an amount equal to its adjusted tax basis in the Pan American Consideration Warrant. Subject to the PFIC discussion below, any such loss should be a capital loss. Deductions for capital losses are subject to complex limitations under the Code. Any capital loss recognized by a U.S. holder will generally be treated as U.S. source loss for U.S. foreign tax credit purposes.

        Certain Adjustments to the Pan American Consideration Warrants.    The number of Pan American Shares issuable upon exercise of the Pan American Consideration Warrants may be adjusted in certain circumstances. See "Certain Information Concerning Pan American and the Pan American Securities — Pan American Consideration Warrants" in Section 9 of the Circular. Under Section 305 of the Code, an adjustment to the number of Pan American Shares that will be issued on the exercise of the Pan American Consideration Warrants may be treated as a constructive distribution to a U.S. holder if, and to the extent that, such adjustment has the effect of increasing such U.S. holder's proportionate interest in the earnings and profits or assets of Pan American, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to shareholders of Pan American). Any constructive distributions generally will be taxable as a distribution, as described above under "Holding and Disposing of Pan American Shares — Distributions." However, adjustments to the exercise price of the Pan American Consideration Warrants made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the holders of Pan American Consideration Warrants generally will not be considered to result in a constructive distribution to a U.S. holder of Pan American Consideration Warrants. U.S. holders should carefully review the conversion rate adjustment provisions and consult with their own tax advisors with respect to the tax consequences of any such adjustment.

Passive Foreign Investment Company Rules

        Generally adverse U.S. federal income tax rules apply to U.S. holders owning shares of a PFIC. A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either at least 75% of its gross income is "passive income" (the "income test"), or on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the "asset test"). For this purpose, passive income generally includes, among other things, dividends, interest, certain rents and royalties, certain gains from the sales of commodities, and gains from the disposition of passive assets. However, passive income does not include gains from the sale of commodities that arise in the active conduct of a commodities business by a non-U.S. corporation, provided that certain other requirements are satisfied (the "Active Commodities Exclusion").

        Pan American does not expect to be classified as a PFIC for the current taxable year or in the foreseeable future. However, the determination of whether or not Pan American is a PFIC is made on an annual basis and is based on the types of income Pan American earns and the types and value of Pan American's assets from time to time, all of which are subject to change, as well as, in part, the application of complex U.S. federal income tax rules (including the Active Commodities Exclusion), which are subject to differing interpretations. Accordingly, there can be no assurance that the IRS will not challenge the determination made by Pan American concerning its PFIC status or that Pan American was not, or will not be, a PFIC for any taxable year.

        If Pan American were a PFIC in any taxable year and a U.S. holder held Pan American Shares or Pan American Consideration Warrants, such shareholder generally would be subject to special rules with respect to "excess distributions" made by Pan American on the Pan American Shares and with respect to gain from the sale or disposition (including a pledge) of Pan American Shares or Pan American Consideration Warrants. An "excess distribution" generally is defined as the excess of distributions with respect to the Pan American Shares received by a U.S holder in any taxable year over 125% of the average annual distributions the U.S. holder has received from Pan American during the shorter of the three preceding taxable years, or the U.S. holder's holding period for the Pan American Shares. Generally, a U.S. holder would be required to allocate any excess distribution on the Pan American Shares or gain from the sale or disposition of the Pan American Shares or Pan American Consideration Warrants ratably over its holding period for the Pan American Shares or Pan American Consideration Warrants, as applicable. For this purpose, if the U.S. holder's holding period in the Pan American Consideration Warrant included any period during which Pan American was a PFIC, the holding period of Pan American Shares acquired through an exercise of a Pan American Consideration Warrant would include the U.S. holder's holding period in the Pan American Consideration Warrant. The amounts allocated to the taxable year of the sale or distribution and to any year before Pan American became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for the other taxable year, and an interest charge would be imposed on the amount allocated to the taxable year. These rules would apply to a U.S. holder that held Pan American Shares or Pan American Consideration Warrants during any year in which Pan American was a PFIC, even if Pan American was not a PFIC in the year in which the U.S. holder received an excess distribution in respect of its Pan American Shares or sold its Pan American Shares or Pan American Consideration Warrants. In addition, if Pan American is a PFIC and owns shares of another non-U.S. corporation that is also a PFIC, under certain indirect ownership rules, a disposition (or deemed disposition) of the shares of such other non-U.S. corporation or a distribution received by Pan American from such other corporation generally may be treated as an indirect disposition by a U.S. holder or an indirect distribution received by a U.S. holder, respectively. Any such indirect disposition or indirect distribution would generally be subject to the gain and excess distribution rules described above.

        If Pan American were a PFIC in any taxable year, then, provided certain requirements were met, a U.S. holder might be able to make a mark-to-market election with respect to its Pan American Shares that could alleviate certain of the tax consequences referred to above. A qualified electing fund election would not be available to U.S. holders because Pan American does not currently intend to provide the necessary information to allow U.S. holders to make such an election for any tax year in which it were to be a PFIC. U.S. holders are urged to consult their own tax advisors regarding the tax consequences that would arise if Pan American were treated as a PFIC for any year, including the availability of any elections that may help mitigate the tax consequences to a U.S. holder if Pan American were a PFIC.

Information Reporting and Backup Withholding

        In general, information reporting requirements will apply to the payment of dividends on the Pan American Shares or the proceeds received on the sale, exchange, or other taxable disposition of Pan American Shares and Pan American Consideration Warrants paid within the United States (and in certain cases, outside the United States) to U.S. holders other than certain exempt recipients (such as corporations). In addition, a backup withholding tax (currently imposed at a rate of 28%) may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number, or is notified by the IRS that it has failed to report dividends or interest required to be shown on its U.S. federal income tax returns. The amount of any backup withholding from a payment to a U.S. holder generally will be allowed as a credit against the U.S. holder's U.S. federal income tax liability, and may entitle the U.S. holder to a refund, provided that the required information is provided to the IRS in a timely manner.

        THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES APPLICABLE TO U.S. HOLDERS RELATING TO THE ACQUISITION AND THE HOLDING AND DISPOSING OF PAN AMERICAN SHARES AND PAN AMERICAN CONSIDERATION WARRANTS RECEIVED PURSUANT TO THE ACQUISITION. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

22.   Agreements, Arrangements or Understandings

        Other than as provided in the Support Agreement and Lock-Up Agreements, there are no contracts, arrangements, agreements, commitments or understandings made or proposed to be made between Pan American and any of the directors or executive officers of Aquiline and no payments or other benefits are proposed to be made or given by Pan American to such directors or executive officers as compensation for loss of office or as compensation for remaining in or retiring from office if the Offers are successful.

        Other than pursuant to the Support Agreement and the Lock-Up Agreements, there are no contracts, arrangements, agreements, commitments or understandings made or proposed to be made between Pan American and any Aquiline Securityholder with respect to the Offers or between Pan American and any person or company with respect to any securities of Aquiline in relation to the Offers.

        There are no arrangements, agreements, commitments or understandings between Pan American and Aquiline, or their respective associates or affiliates, relating to the Offers, or any other assignments, agreements, commitments or understandings of which Pan American is aware that could affect control of Aquiline that would reasonably be regarded as material to an Aquiline Securityholder in deciding whether to deposit Aquiline Securities under the Offer, with the exception of the Support Agreement and the Lock-Up Agreements.

23.   Business Relations

        There are no material business relationships between the Offeror and Aquiline.

24.   Depositary and Information Agent

        The Offeror has engaged the Depositary for the receipt of certificates representing Aquiline Securities and related Letters of Transmittal and Notices of Guaranteed Delivery deposited under the Offers and for the payment for Aquiline Securities purchased by the Offeror pursuant to the Offers. The Depositary will receive reasonable and customary compensation from the Offeror for its services in connection with the Offers, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities (including liabilities under securities laws) and expenses in connection therewith.

        Kingsdale has been retained as the Information Agent for the Offer. The Information Agent may contact Aquiline Securityholders by mail, telephone, facsimile or personal interview and may request banks, stockbrokers, investment dealers and other nominees to forward materials relating to the Offers to beneficial holders of Aquiline Securities. Questions and requests for assistance relating to the Offers may be directed to the Information Agent at the address and phone numbers set forth on the cover and the back pages of the Offers to Purchase and Circular. The Information Agent will receive reasonable and customary compensation from the Offeror for its services in connection with the Offers, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith.

25.   Expenses of the Offers

        The Offeror estimates that if it acquires all of the Aquiline Securities in respect of which Offers are made, the amount required to be paid by the Offeror to pay related fees and expenses, including legal, financial advising, accounting, filing and printing costs, the cost of preparation and mailing the Offers to Purchase, will be approximately $25 million.

26.   Legal Matters

        The Offeror is being advised in respect of certain Canadian legal matters concerning the Offers by Borden Ladner Gervais LLP, Canadian counsel to the Offeror and the Offeror is also being advised in respect of certain U.S. legal matters concerning the Offers by Skadden, Arps, Slate, Meagher & Flom LLP, United States counsel to the Offeror.

        As of the date hereof, the partners and associates of Borden Ladner Gervais LLP, as a group, beneficially owned, directly or indirectly, less than 1% of the issued and outstanding securities of Aquiline or the Offeror, respectively.

27.   Experts

        The qualified persons as defined by NI 43-101 who have prepared or supervised the preparation of the Pan American's mineral reserve and mineral resource estimates as at December 31, 2008 and disclosed in the Offers to Purchase and Circular and the documents incorporated by referenced herein are Michael Steinmann, Executive Vice President, Geology and Exploration of Pan American and Martin Wafforn, Vice President, Technical Services of Pan American who are both employees of Pan American.

        Michael Steinmann, P. Geo. and Martin Wafforn, P. Eng. are referenced as persons who have prepared or certified a statement, report or valuation described in the Offers to Purchase and Circular and the documents incorporated by referenced herein.

        Neither of Michael Steinmann, P. Geo and Martin Wafforn, P. Eng. beneficially owns, directly or indirectly, 1% or more of any class of Pan American's outstanding securities.

        Changes to Pan American's mineral resources expected to result from a successful acquisition of Aquiline by Pan American are based solely on publicly available information and records on file with Canadian securities regulatory authorities and other public sources and neither Pan American nor Messrs. Steinmann or Wafforn accept any responsibility in respect of technical information of Aquiline contained in the Offers to Purchase and Circular.

        The financial statements of Pan American incorporated by reference in the Offers to Purchase and Circular for the years ended December 31, 2008 and 2007 have been audited by Deloitte & Touche LLP, an independent registered chartered accounting firm, as stated in their reports, which are incorporated herein by reference.

        The financial statements of Aquiline incorporated by reference in the Offers to Purchase and Circular for the years ended December 31, 2008 and 2007 have been audited by MSCM, LLP, chartered accountants, licensed public accountants, as stated in their reports, which are incorporated herein by reference.

28.   Stock Exchange Listing Applications

        Pan American has applied to list on the TSX, and has filed a Notification: Listing of Additional Shares with NASDAQ with respect to: (i) the Pan American Shares to be issued in connection with the Share Offer; (ii) the Underlying Pan American Shares issuable upon valid exercise of the Pan American Consideration Warrants, in accordance with the terms thereof; (iii) the Pan American Shares issuable upon valid exercise of the Pan American Replacement Warrants, in accordance with the terms thereof; and (iv) the Pan American Shares issuable upon the valid conversion (and related election in respect thereof by the holder of the Replacement Debenture) of the Replacement Debenture. Listings of the Pan American Shares described above will be subject to the issuer fulfilling all the listing requirements of the TSX and NASDAQ.

        Under the NASDAQ listing rules, Pan American will not be required to seek shareholder approval for the issuance of the Pan American Shares in connection with the Offers because it is relying on NASDAQ Listing Rule 5615(a)(3), which permits foreign private issuers to follow home country practices in lieu of NASDAQ's shareholder approval requirements. Pan American's Canadian counsel, Borden Ladner Gervais LLP, has submitted to NASDAQ a written statement confirming that shareholder approval is not required under applicable Canadian corporate and securities laws or the rules of the TSX. Pan American will disclose its reliance on NASDAQ Listing Rule 5615(a)(3) in its Annual Report on Form 40-F for fiscal 2009.

29.   Acceptance of the Offers

        Other than as described herein, the Offeror has no knowledge, after reasonable enquiry, of whether any Aquiline Securityholder will accept any of the Offers.

30.   Statutory Rights

        Securities legislation in certain of the provinces and territories of Canada provides Aquiline Securityholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to Aquiline Securityholders. However, such rights must be exercised within prescribed time limits. Aquiline Securityholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

31.   Registration Statement Filed with the SEC

        A Registration Statement on Form F-80 under the US Securities Act has been filed, which covers the Pan American Shares, Pan American Consideration Warrants and Pan American Replacement Warrants to be issued pursuant to the Offers. The Registration Statement filed with the SEC concerning the Offer, including exhibits, is available to the public free of charge at the SEC's website at www.sec.gov. The following documents have been filed or will be filed with the SEC as part of Pan American's Registration Statement on Form F-80:

  •
  the documents incorporated by reference under the heading "Documents Incorporated by Reference" in Section 10 of the Circular;

  •
  the Support Agreement and related Company Disclosure Letter;

  •
  Form of Lock-Up Agreement;

  •
  Form of Warrant Indenture;

  •
  Form of Pan American Replacement Warrant Certificate;

  •
  the consent of Borden Ladner Gervais LLP;

  •
  the consent of Deloitte & Touche LLP;

  •
  the consent of MSCM, LLP;

  •
  the consents of certain qualified persons under NI 43-101, being Michael Steinmann and Martin Wafforn; and

  •
  power of attorney (included on the signature pages of the Registration Statement).

32.   Directors' Approval

        The contents of the Offers to Purchase and Circular have been approved, and the sending thereof to the Aquiline Securityholders has been authorized, by the board of directors of the Offeror.

 CONSENTS OF COUNSEL

TO: THE DIRECTORS OF PAN AMERICAN

        We hereby consent to the reference to our opinion contained under "Canadian Federal Income Tax Considerations" in the Circular accompanying the Offers to Purchase dated October 30, 2009 by Pan American to the holders of Aquiline Securities.

Vancouver, British Columbia October 30, 2009	(Signed) BORDEN LADNER GERVAIS LLP

 CONSENTS OF AUDITORS

        We have read the Circular of Pan American Silver Corp. (the "Company") furnished with the Company's Offers to Purchase and Circular dated October 30, 2009 in connection with the purchase of all the issued and outstanding common shares, certain warrants and the convertible debenture of Aquiline Resources Inc. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the above-mentioned Offers to Purchase and Circular of our report to the Board of Directors and Shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2008 and 2007; and the consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the years in the two-year period ended December 31, 2008. Our report is dated March 4, 2009.

Vancouver, British Columbia October 30, 2009	(Signed) DELOITTE & TOUCHE LLP Independent Registered Chartered Accountants

        We have read the Circular of Pan American Silver Corp. (the "Company") furnished with the Company's Offers to Purchase and Circular dated October 30, 2009 in connection with the purchase of all the issued and outstanding common shares, certain warrants and the convertible debenture of Aquiline Resources Inc. ("Aquiline"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the above-mentioned Offers to Purchase and Circular of our report to the Shareholders of Aquiline on the consolidated balance sheets of Aquiline as at December 31, 2008 and 2007; and the consolidated statements of operations, comprehensive loss, changes in shareholders' equity and cash flows for the years then ended. Our report is dated March 25, 2009.

Toronto, Ontario October 30, 2009	(Signed) MSCM, LLP Chartered Accountants Licensed Public Accountants

 APPROVAL AND CERTIFICATE OF PAN AMERICAN

October 30, 2009

        The contents of the Offers to Purchase and the Circular (including the schedule thereto which is incorporated therein by reference) have been approved, and the sending, communication or delivery thereof to the securityholders of Aquiline has been authorized by, the Board of Directors of Pan American. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the common shares of Aquiline.

(Signed) GEOFFREY A. BURNS President and Chief Executive Officer	(Signed) A. ROBERT DOYLE Chief Financial Officer
ON BEHALF OF THE BOARD OF DIRECTORS
(Signed) ROSS J. BEATY Chairman and Director	(Signed) ROBERT P. PIROOZ Director

 SCHEDULE "A"

TABLE OF CONTENTS

PAN AMERICAN SILVER CORP.

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

As at June 30, 2009
(Unaudited)
(Expressed in thousands of United States dollars)

	Pan American Silver Corp.	Aquiline Resources Inc.	Pro forma adjustments	Note 5	Pro forma consolidated
		(Schedule 1)
Assets
Current assets
Cash and cash equivalents	$37,267	$430	$—		$37,697
Short-term investments	75,120	12,171	(2,583)	a	84,708
Accounts receivable, and prepaid expenses	77,708	1,514	—		79,222
Inventories	83,623	—	—		83,623
FIT	5,111	—	—		5,111

Total Current Assets	278,829	14,115	(2,583)		290,361
Mineral properties, plant and equipment, net	683,832	113,194	(22,484)	i	1,456,648
			448,100	b
			234,006	h
Other assets	11,144	4,973			16,117

	$973,805	$132,282	$657,039		$1,763,126

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$57,852	$1,836	$25,000	g	$84,688
Current portion of debt	—	452	—		452
Income taxes payable	884	—	—		884
Other current liabilities	3,993	—	—		3,993

Total current liabilities	62,729	2,288	25,000		90,017
Provision for asset retirement obligations and reclamation	58,830	1,219			60,049
Future income taxes	44,978	10,958	234,006	h	289,943

	103,808	12,177	234,006		349,992

Non-controlling interests	6,369	—	—		6,369

Shareholders' equity
Share capital	754,536	122,926	(122,926)	b	1,171,627
			417,091	c
Capital surplus	4,662	19,990	(19,990)	b	82,633
			64,165	d
			13,806	e
Convertible debentures	—	13,687	7,101	f	20,788
Other comprehensive income	(1,351)	(216)	216	b	(1,351)
Retained earnings (deficit)	43,052	(38,570)	38,570	b	43,052

	800,899	117,817	398,033		1,316,749

	$973,805	$132,282	$657,039		$1,763,126

PAN AMERICAN SILVER CORP.

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Six months ended June 30, 2009
(Unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

	Pan American Silver Corp.	Aquiline Resources Inc.	Pro forma adjustments	Note 5	Pro forma consolidated
		(Schedule 2)
Sales	$181,798	$—	$—		$181,798
Cost of sales	111,163	—	—		111,163
Depreciation and amortization	36,671	—	—		36,671

Mine operating earnings	33,964		—		33,964
General and administrative	4,765	1,368	—		6,133
Exploration and project development	2,802	—	4,724	a	7,526
Accretion of asset retirement obligation	1,447	51			1,498
Other	—	—			—

Operating earnings (loss)	24,950	(1,419)	(4,724)		18,807
Other income (expense)
Investment and other (expense) income	(4,033)	5			(4,028)
Foreign exchange (losses)	(318)	(447)			(765)
Interest and financing expenses	(1,547)	—			(1,547)
Net (losses) and gains on commodity and currency contracts	2,725	—			2,725
Net gains on sale of assets	53	—			53

Earnings (loss) before non-controlling interest and income taxes	21,830	(1,861)	(4,724)		15,245
Non-controlling interests	32	—	—		32
Income tax provisions	(5,044)	—	—		(5,044)

Net earnings (loss)	$16,818	$(1,861)	$(4,724)		$10,233

Net earnings (loss) per share
Basic and diluted	$0.20	$(0.03)			$0.10

Weighted average number of common shares outstanding (000's)
Basic	85,694	69,075			104,855
Diluted	85,986	69,075			106,097

PAN AMERICAN SILVER CORP.

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Year ended December 31, 2008
(Unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

	Pan American Silver Corp.	Aquiline Resources Inc.	Pro forma adjustments		Note 5	Pro forma consolidated
		(Schedule 3)
Sales	$338,600	$	$			$338,600
Cost of sales	199,032					199,032
Depreciation and amortization	46,349					46,349

Mine operating earnings	93,219			—		93,219
General and administrative	10,435	8,088		—		18,523
Exploration and project development	5,494	—		19,027	a	24,521
Accretion of asset retirement obligation	2,687	118		—		2,805
Write-down of assets	15,117	18,488		—		33,605

Operating earnings (loss)	59,486	(26,694)		(19,027)		13,765
Other income (expense)
Investment and other (expense) income	(1,970)	600		—		(1,370)
Foreign exchange (losses)	(6,147)	152		—		(5,995)
Interest and financing expenses	(951)	—		—		(951)
Net (losses) and gains on commodity and currency contracts	(1,619)	—		—		(1,619)
Net gains on sale of assets	998	—				998

Earnings (loss) before non-controlling interest and income taxes	49,797	(25,942)		(19,027)		4,828
Non-controlling interest	(765)					(765)
Income tax (provision) benefit	(24,430)	5,738				(18,692)

Net earnings (loss)	$24,602	$(20,204)		$(19,027)		$(14,629)

Net earnings (loss) per share
Basic	$0.31	$(0.33)				$(0.15)
Diluted	$0.30	$(0.33)				$(0.15)

Weighted average number of common shares outstanding (000's)
Basic	80,236	61,626				99,397
Diluted	80,773	61,626				100,138

PAN AMERICAN SILVER CORP.

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)
(expressed in thousands of United States dollars)

BASIS OF PRESENTATION

These unaudited pro forma condensed consolidated financial statements have been prepared by management of Pan American Silver Corp. in accordance with Canadian Generally Accepted Accounting Principles for inclusion in the offer and circular of Pan American Silver Corp. ("Pan American") related to the offer to purchase all of the outstanding shares of Aquiline Resources Inc. ("Aquiline").

The unaudited pro forma condensed consolidated balance sheet of Pan American Silver Corp. as at June 30, 2009 and unaudited pro forma consolidated statements of operations for the six month period ended June 30, 2009 and for the year ended December 31, 2008 have been prepared, for illustrative purposes only, to give effect to the asset acquisition. These pro forma condensed consolidated financial statements include and have been compiled from:

a)
A pro forma condensed consolidated balance sheet combining:

i.
the unaudited interim consolidated balance sheet of Pan American as at June 30, 2009;

ii.
the unaudited interim consolidated balance sheet of Aquiline as at June 30, 2009.

b)
A pro forma consolidated statement of operations for the six months ended June 30, 2009 combining:

i.
the unaudited interim consolidated statement of operations of Pan American for the six months ended June 30, 2009;

ii.
the unaudited interim consolidated statement of operations of Aquiline for the six months ended June 30, 2009

c)
A pro forma consolidated statement of operations for the year ended December 31, 2008 combining:

i.
the audited consolidated statement of operations of Pan American Silver Corp for the year ended December 31, 2008;

ii.
the audited consolidated statement of operations of Aquiline for the year ended December 31, 2008.

The pro forma condensed consolidated balance sheet as at June 30, 2009 has been prepared as if the transactions described in Notes 4 and 5 had occurred on June 30, 2009. The pro forma consolidated statements of operations for the six months ended June 30, 2009 and for the year ended December 31, 2008 have been prepared as if the transactions described in Notes 4 and 5 had occurred on January 1, 2008.

It is management's opinion that these pro forma condensed consolidated financial statements present in all material respects, the transactions described in Notes 4 and 5, in accordance with Canadian GAAP. The accounting policies used in the preparation of these statements are consistent with Pan American Silver Corp's accounting policies for the year ended December 31, 2008.

The pro forma condensed consolidated financial statements are not intended to reflect the results of operations or the financial position of Pan American Silver Corp, which would have actually resulted had the transactions been effected on the dates indicated. Actual amounts recorded upon consummation of the agreements will likely differ from those recorded in the unaudited pro forma consolidated financial statement information. Similarly, the calculation and allocation of the purchase price has been prepared on a preliminary basis and is subject to change between the time such preliminary estimations were made and closing as a result of several factors which could include among others: changes in fair value of the assets acquired and liabilities assumed, the market price of the related shares, options and warrants, and the actual transaction costs incurred. Any potential synergies that may be realized and integration costs that may be incurred upon consummation of the transactions have

PAN AMERICAN SILVER CORP.

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)
(expressed in thousands of United States dollars)

BASIS OF PRESENTATION (Continued)

been excluded from the unaudited pro forma financial statement information. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

Certain elements of the Pan American Silver Corp. and Aquiline's consolidated financial statements have been reclassified to provide a consistent format. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the respective historical financial statements, and notes thereto, of Pan American and Aquiline.

CONVERSION OF HISTORICAL FINANCIAL STATEMENTS TO U.S. DOLLARS

The unaudited pro forma consolidated statements are presented in U.S. dollars and, accordingly, Aquiline's unaudited consolidated balance sheet and consolidated statements of operations were converted from Canadian dollars to U.S. dollars at the respective closing and average exchange rates.

The exchange rates used for conversion from Canadian dollars to U.S. dollars are as follows:

$
As at October 2, 2009	1.07360
As at June 30, 2009	1.15600
Average for the six months ended June 30, 2009	1.20559
Average for the year ended December 31, 2008	1.06669

SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these unaudited pro forma condensed consolidated financial statements are those set out in Pan American Silver Corp. audited consolidated financial statements for the year ended December 31, 2008. In preparing the unaudited pro forma condensed consolidated financial statements a review was undertaken to identify accounting policy differences where the impact was potentially material and could be reasonably estimated. The significant accounting policies of Aquiline conform in all material respects to those of Pan American Silver Corp., except as described in Note 5.

PRO FORMA PURCHASE PRICE ALLOCATION

In October 2009, Pan American Silver Corp. made an offer to the shareholders of Aquiline, whereby Pan American Silver Corp. offered to acquire all of the issued and outstanding common shares of Aquiline. Under the offer, Pan American Silver Corp. will exchange 0.2495 common shares of Pan American Silver Corp. for each common share of Aquiline along with a 0.1 consideration warrant. In addition, Pan American Silver Corp. will issue replacement warrants and options under the exchange terms as well as a replacement convertible debenture under the same exchange terms. A total of 76,797,044 Aquiline common shares are estimated to be exchanged for 19,160,862, Pan American Silver Corp. shares and 7,679,704 consideration warrants.

The value of the Pan American's common shares and consideration warrants issued was calculated on October 1, 2009 for pro forma.

PAN AMERICAN SILVER CORP.

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)
(expressed in thousands of United States dollars)

PRO FORMA PURCHASE PRICE ALLOCATION (Continued)

The estimated cost of the asset acquisition is $550.3 million and includes the fair value of the following items as at October 1, 2009:

a)
19,160,862 Pan American common shares at Cdn.$23.37 per share (US$21.77) for a total fair value of $417.1 million; and

b)
7,679,704 Pan American warrants at Cdn.$8.97 per warrant (US$8.36) for a total fair value of $64.2 million; plus

c)
1,463,488 of Aquiline replacement warrants at an average Cdn.$9.36 per warrant (US$8.72) for a total fair value of $12.8 million; plus

d)
562,206 replacement stock options at an average Cdn.$2.00 per option (US$1.86) for a total fair value of $1.0 million: plus

e)
a replacement convertible debenture with a fair value of $20.8 million; and

f)
tendered Aquiline common shares and warrants owned by Pan American prior to the acquisition with a fair value of $9.4 million; plus

g)
the estimated transaction costs of $25.0 million.

The following weighted average assumptions were used for the Black-Scholes option pricing model for fair value of the warrants, replacement warrants and replacement stock options:

Risk-free interest rate	1.25%
Expected volatility	51-59%
Expected life	.25 - 5
Divided rate	Nil

The transaction was accounted for as an asset purchase and the cost of each item of mineral property, plant and equipment acquired as part of the group of assets acquired was determined by allocating the price paid for the group of assets to each item based on its relative fair value at the time of acquisition. The result of the allocation is indicated in the table below.

Based on the June 30, 2009 balance sheet of Aquiline, the allocation of purchase price, summarized in the table below in thousands of dollars:

($ thousands)
Acquisition costs
19.2 million shares of Pan American Silver Corp.	417,091
New warrants	64,165
Replacement warrants	12,758
Replacement stock options	1,048
Replacement convertible debenture	20,788
Tendered investment in Aquiline	9,417
Acquisition costs	25,000

550,267

PAN AMERICAN SILVER CORP.

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)
(expressed in thousands of United States dollars)

PRO FORMA PURCHASE PRICE ALLOCATION (Continued)

($ thousands)
Allocation of acquisition costs:
Cash and cash equivalents	430
Short term investments	12,171
Accounts receivable	1,514
Mineral properties, plant and equipment	779,650
Other non-current assets	4,973
Accounts payable and accrued liabilities	(2,288)
Asset retirement obligations	(1,219)
Future income taxes	(244,964)

550,267

PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

Pro forma adjustments to consolidated balance sheet

The unaudited pro forma condensed consolidated balance sheet reflects the following adjustments as if the asset purchase of Aquiline had occurred on June 30, 2009.

Other adjustments:

a)
To adjust for a previously owned investment in Aquiline shares net of a $6.8 million unrealized gain.

b)
To record the asset acquisition at $550.3 million, with mineral properties, plant and equipment net of a $6.8 million unrealized gain on previously owned Aquiline shares and eliminate the Equity of Aquiline.

c)
Issue new shares of Pan American Silver recorded at fair value.

d)
Issue new warrants of Pan American Silver recorded at fair value.

e)
Issue replacement warrants and stock options recorded at fair value.

f)
Issue replacement convertible debenture recorded at fair value. The convertible debenture can be converted into either Pan American common shares, or a contract for the right to purchase certain future silver production at a fixed price (the "Silver Stream"), and is accounted for as equity.

g)
Estimated direct issue costs $25 million.

h)
Tax adjustments for gross up of excess purchase price over carrying amount of net assets.

i)
To expense exploration costs capitalized by Aquiline in accordance with Pan American Silver's accounting policies.

Pro forma adjustments to consolidated statements of operations

The unaudited pro forma consolidated statements of operations for the periods ending June 30, 2009 and December 31, 2008 reflect the following adjustments as if the asset purchase had occurred on January 1, 2008.

a)
To expense exploration costs capitalized by Aquiline in accordance with Pan American Silver's accounting policies.

PAN AMERICAN SILVER CORP.

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)
(expressed in thousands of United States dollars)

PRO FORMA LOSS PER SHARE

The weighted average shares outstanding have been adjusted to reflect the additional shares resulting from transactions described in Notes 4 and 5 effective January 1, 2008.

	Six months ended June 30, 2009	Year ended December 31, 2008
Weighted average number of Pan American Silver Corp. outstanding (basic)	85,694,000	80,236,000
Adjustment to reflect the acquisition of Aquiline	19,160,862	19,160,862

Shares after acquisitions (basic)	104,854,862	99,396,862

	Six months ended June 30, 2009	Year ended December 31, 2008
Weighted average number of Pan American Silver Corp. outstanding (diluted)	85,986,000	80,773,000
Adjustment to reflect the acquisition of Aquiline	19,160,862	19,160,862

Shares after acquisitions (diluted)	105,146,862	99,933,862

 Schedule 1

PAN AMERICAN SILVER CORP.

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

BALANCE SHEET OF AQUILINE RESOURCES INC.

As at June 30, 2009
(Unaudited)
(Expressed in thousands of dollars)

	Canadian	Exchange rate adjustment	U.S.
Assets
Current assets
Cash and cash equivalents	$497	$(67)	$430
Short-term investments	14,070	(1,899)	12,171
Accounts receivable, and prepaid expenses	1,750	(236)	1,514
Inventories	—	—	—
FIT	—	—	—

Total Current Assets	16,317	(2,202)	14,115
Mineral properties, plant and equipment, net	130,852	(17,658)	113,194
Other assets	5,749	(776)	4,973

	$152,918	$(20,636)	$132,282

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$2,122	$(286)	$1,836
Current portion of debt	523	(71)	452
Income taxes payable			—
Other current liabilities			—

Total current liabilities	2,645	(357)	2,288
Provision for asset retirement obligations and reclamation	1,409	(190)	1,219
Convertible debentures			—
Future income taxes	12,668	(1,710)	10,958
Other non-current liabilities			—

	14,077	(1,900)	12,177

Non-controlling interests			—

Shareholders' equity
Share capital	142,102	(19,176)	122,926
Capital surplus	23,108	(3,118)	19,990
Convertible debentures	15,823	(2,136)	13,687
Other comprehensive income	(250)	34	(216)
Returned earnings (deficit)	(44,587)	6,017	(38,570)

	136,196	(18,379)	117,817

	$152,918	$(20,636)	$132,282

 Schedule 2

PAN AMERICAN SILVER CORP.

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

STATEMENT OF OPERATIONS OF AQUILINE RESOURCES INC.

Six months ended June 30, 2009
(Unaudited)
(Expressed in thousands of dollars, except per share amounts)

	Six months ended June 30, 2009		Six months ended June 30, 2009
		Exchange rate adjustment
	Canadian		U.S.
Sales	$—	$—	$—
Cost of sales	—	—	—
Depreciation and amortization	—	—	—

Mine operating earnings
General and administrative	1,649	(281)	1,368
Exploration and project development	—		—
Accretion of asset retirement obligation	62	(11)	51
Other	—		—

Operating earnings (loss)	(1,711)	292	(1,419)
Other income (expense)
Investment and other (expense) income	6	(1)	5
Foreign exchange (losses)	(539)	92	(447)
Interest and financing expenses	—	—	—
Net (losses) and gains on commodity and currency contracts	—	—	—
Net gains on sale of assets	—	—	—

	(2,244)	383	(1,861)
Earnings (loss) before non-controlling income taxes	—	—	—
Income tax provisions	—	—	—

Net loss	$(2,244)	$383	$(1,861)

Net loss per share
Basic and diluted	$(0.03)		$(0.03)

Weighted average number of common shares outstanding (000's)
Basic	69,075		69,075
Diluted	69,075		69,075

 Schedule 3

PAN AMERICAN SILVER CORP.

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

STATEMENT OF OPERATIONS OF AQUILINE RESOURCES INC.

Year ended December 31, 2008
(Unaudited)
(Expressed in thousands of dollars, except per share amounts)

	Year ended December 31, 2008		Year ended December 31, 2008
		Exchange rate adjustment
	Canadian		U.S.
Sales
Cost of sales
Depreciation and amortization

Mine operating earnings
General and administrative	$8,627	$(539)	$8,088
Exploration and project development	—	—	—
Accretion of asset retirement obligation	126	(8)	118
Write-down of assets	19,721	(1,233)	18,488

Operating earnings (loss)	(28,474)	1,780	(26,694)
Other income (expense)
Investment and other (expense) income	640	(40)	600
Foreign exchange (losses)	162	(10)	152
Interest and financing expenses	—	—	—
Net (losses) and gains on commodity and currency contracts	—	—	—
Net gains on sale of assets	—	—

Earnings (loss) before non-controlling interest and income taxes	(27,672)	1,730	(25,942)
Non-controlling interest	—	—	—
Income tax provision (benefit)	6,121	(383)	5,738

Net earnings (loss)	$(21,551)	$1,347	$(20,204)

Net earnings (loss) per share
Basic	$(0.35)		$(0.33)
Diluted	$(0.35)		$(0.33)

Weighted average number of common shares outstanding (000's)
Basic	61,626	—	61,626
Diluted	61,626	—	61,626

 SCHEDULE "B"

CERTAIN INFORMATION REGARDING THE DIRECTORS
AND EXECUTIVE OFFICERS OF PAN AMERICAN

        Set forth in the table below is the name, province or state and country of residence, principal occupation during the past five years of each director and executive officer of Pan American, as well as the period(s) during which each has served as a director of Pan American.

        During the past five years, none of the individuals listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours), or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name, Residence and Position	Principal Occupation	Director Since
Ross J. Beaty Vancouver, BC, Canada Director and Chairman	Chairman of Pan American since April 1994; former CEO of Pan American	September 30, 1988
Geoffrey A. Burns(4) North Vancouver, BC, Canada Director, President and Chief Executive Officer
	President of Pan American since July 1, 2003; Chief Executive Officer of Pan American since May 11, 2004; Chief Operating Officer from July 1, 2003 to May 11, 2004; and prior thereto Chief Financial Officer of Coeur D'Alene Mines Corporation	July 1, 2003
William A. Fleckenstein(3) Seattle, Washington, USA Director	President of Fleckenstein Capital, Inc.	May 9, 1997
Michael Larson(1) Seattle, Washington, USA Director	Chief Investment Officer of BGI (a private investment company)	November 29, 1999
Michael J.J. Maloney(1)(2)(3) Seattle, Washington, USA Director	Private Investor	September 25, 1995 to November 29, 1999 and then re-elected on March 2, 2000
Robert P. Pirooz(4) Vancouver, BC, Canada Director, General Counsel and Secretary	General Counsel and Secretary of Pan American.	April 30, 2007
David Press(2)(4) West Vancouver, BC, Canada Director	President, Press Mining Consulting Inc.	May 13, 2008
Walter T. Segworth(2)(4) West Vancouver, BC, Canada Director
	Director of Great Basin Gold Ltd.; Chairman of Plutonic Power Corporation; Formerly Chairman of Centenario Copper Corporation and of Cumberland Resources Ltd.; and Formerly Director of Northern Dynasty Minerals Ltd., UEX Corporation and Yukon Zinc Corporation.	May 12, 2009

B-1

Name, Residence and Position	Principal Occupation	Director Since
Paul B. Sweeney(1)(2) Surrey, BC, Canada Director	President of Plutonic Power Corporation since August 2009; Executive Vice-President — Corporate Development of Plutonic Power Corporation from January 2007 to August 2009; prior thereto Vice President and Chief Financial Officer of Canico Resource Corp.	August 5, 1999
Robert G. Doyle Vancouver, BC, Canada Chief Financial Officer	Chief Financial Officer of Pan American since January 2004; prior thereto Senior Vice President — Mining Finance and Metals Marketing with Standard Bank.	N/A
Steven Busby Vancouver, BC, Canada Chief Operating Officer	Chief Operating Officer since May 13, 2008; Senior Vice President, Project Development & Technical Services of Pan American from August 2003 to May 13, 2008.	N/A
Michael Steinmann North Vancouver, BC, Canada Executive Vice President, Geology & Exploration
	Executive Vice President, Geology & Exploration since September 1, 2008; Senior Vice President, Geology & Exploration of Pan American from November 2005 to August 2008; Vice President Geology of Pan American from March 2004 to October 2005; prior thereto Manager of Geology for Glencore, South American operations and projects.	N/A

(1)
Member of the Audit Committee.

(2)
Member of the Human Resources and Compensation Committee.

(3)
Member of the Nominating and Governance Committee.

(4)
Member of the Health, Safety and Environment Committee.

B-2

SCHEDULE "C"

SECTIONS 187-189 OF THE OBCA

187.   (1)     This Part applies only to an offering corporation. R.S.O. 1990, c. B.16, s. 187 (1).

Definitions

  (2)
  In this Part,

    "dissenting offeree" means a person to whom a take-over bid or issuer bid is made who does not accept the take-over bid or issuer bid and includes a person who subsequently acquires a security that is the subject of the bid;

    "equity security" means any security other than a debt obligation of a corporation;

    "issuer bid" means an offer made by a corporation to security holders to purchase, redeem or otherwise acquire any or all of a class of the securities of the corporation, other than where,

    (a)
    the securities to be purchased, redeemed or otherwise acquired are debt securities that are not convertible into equity securities,

    (b)
    the securities are to be purchased, redeemed or otherwise acquired in accordance with the terms and conditions thereof or otherwise agreed to at the time they were issued or subsequently varied by amendment of the documents setting out those terms and conditions, or are acquired to meet sinking fund requirements or from an employee or a former employee of the issuer or of an affiliate, or

    (c)
    the purchases, redemptions or other acquisitions to be made are required by the instrument creating or governing the class of securities or by this Act;

    "offeree" means a person to whom a take-over bid or an issuer bid is made;

    "offeree corporation" means a corporation whose securities are the subject of a take-over bid;

    "offeror" means a person, other than an agent, who makes a take-over bid or an issuer bid;

    "take-over bid" means an offer made to security holders of an offeree corporation to purchase directly or indirectly voting securities of the offeree corporation, where the voting securities that are the subject of the offer to purchase, the acceptance of the offer to sell or the combination thereof, as the case may be, together with the securities currently owned by the offeror, its affiliates and associates will carry, in the aggregate, 10 per cent or more of the voting rights attached to the voting securities of the offeree corporation that would be outstanding on exercise of all currently exercisable rights of purchase, conversion or exchange relating to voting securities of the offeree corporation;

    "voting security" includes,

    (a)
    a security currently convertible into a voting security or into another security that is convertible into a voting security,

    (b)
    a currently exercisable option or right to acquire a voting security or another security that is convertible into a voting security, or

    (c)
    a security carrying an option or right referred to in clause (b). R.S.O. 1990, c. B.16, s. 187 (2).

Take-over or issuer bid

188.   (1)     If within 120 days after the date of a take-over bid or an issuer bid, the bid is accepted by the holders of not less than 90 per cent of the securities of any class of securities to which the bid relates, other than securities held at the date of the bid by or on behalf of the offeror, or an affiliate or associate of the offeror, the offeror is entitled, upon complying with this section, to acquire the securities held by dissenting offerees. R.S.O. 1990, c. B.16, s. 188 (1).

Shares of dissenting offeree

          (2)     An offeror may acquire the securities of any class to which the bid relates that are held by a dissenting offeree by sending, on or before the earlier of the sixtieth day following the termination of the bid and the one hundred and eightieth day following the date of the bid, an offeror's notice to each dissenting offeree stating in substance that,

    (a)
    offerees holding more than 90 per cent of the securities to which the bid relates other than securities held at the date of the bid by or on behalf of the offeror or an affiliate or associate of the offeror have accepted the bid;

    (b)
    the offeror is bound to take up and pay for or has taken up and paid for the securities of the offerees who accepted the bid;

    (c)
    a dissenting offeree is required to elect,

    (i)
    to transfer his, her or its securities to the offeror on the terms on which the offeror acquired the securities of the offerees who accepted the bid, or

    (ii)
    to demand payment of the fair value of his, her or its securities in accordance with subsections (13) to (21) by notifying the offeror within twenty days after receipt of the offeror's notice;

    (d)
    a dissenting offeree who does not notify the offeror in accordance with subclause (c) (ii) is deemed to have elected to transfer his, her or its securities to the offeror on the same terms that the offeror acquired the securities from the offerees who accepted the bid; and

    (e)
    a dissenting offeree must send the certificates representing his, her or its securities to which the bid relates to the offeree corporation or, in the case of an issuer bid, to the offeror within twenty days after the dissenting offeree receives the offeror's notice. R.S.O. 1990, c. B.16, s. 188 (2); 2000, c. 26, Sched. B, s. 3 (10).

Notice

          (3)     In the case of a take-over bid, concurrently with sending the offeror's notice under subsection (2), the offeror shall send or deliver to the offeree corporation a copy of the offeror's notice, which constitutes a demand under subsection 88 (1) of the Securities Transfer Act, 2006, that the offeree corporation not register a transfer with respect to each share held by a dissenting offeree. 2006, c. 8, s. 122.

Sending in share certificates

          (4)     A dissenting offeree to whom an offeror's notice is sent under subsection (2) shall, within twenty days after receiving that notice,

    (a)
    send the certificates representing his, her or its securities to which the take-over bid relates to the offeree corporation; or

    (b)
    send the certificates representing his, her or its securities to which the issuer bid relates to the offeror. R.S.O. 1990, c. B.16, s. 188 (4).

Payment by offeror

          (5)     Within twenty days after the offeror sends an offeror's notice under subsection (2), the offeror shall pay or transfer to the offeree corporation the amount of money or other consideration that the offeror would have had to pay or transfer to all dissenting offerees if they had elected to accept the take-over bid under subclause (2) (c) (i). R.S.O. 1990, c. B.16, s. 188 (5).

Trust funds

          (6)     An offeree corporation is deemed to hold in trust for dissenting offerees the money or other consideration it receives under subsection (5), and the offeree corporation shall deposit the money in a separate account in a financial institution described in subsection (7.1) and shall place the other consideration in the custody of such a financial institution. 2007, c. 7, Sched. 7, s. 181 (1).

Idem

          (7)     The offeror making an issuer bid is deemed to hold in trust for dissenting offerees the money or other consideration that the offeror would have had to pay or transfer to all dissenting offerees if they had elected to accept the issuer bid under subclause (2) (c) (i) and, within 20 days after the issuer sends an offeror's notice under subsection (2), the issuer shall deposit any such money in a separate account in a financial institution described in subsection (7.1) and shall place the other consideration in the custody of such a financial institution within 20 days after the offeror sends an offeror's notice under subsection (2). 2007, c. 7, Sched. 7, s. 181 (1).

          (7.1)  A financial institution referred to in subsection (6) or (7) is,

    (a)
    a bank or authorized foreign bank within the meaning of section 2 of the Bank Act (Canada);

    (b)
    a corporation registered under the Loan and Trust Corporations Act;

    (c)
    a credit union within the meaning of the Credit Unions and Caisses Populaires Act, 1994; or

    (d)
    a retail association as defined under the Cooperative Credit Associations Act (Canada). 2007, c. 7, Sched. 7, s. 181(1).

Notice of compliance

          (8)     Within ten days after the offeror complies with subsection (5) or subsection (7), as the case may be, the offeror shall give notice of the date of such compliance to all dissenting offerees. R.S.O. 1990, c. B.16, s. 188 (8).

Application to court

          (9)     At any time prior to the thirtieth day following the day upon which the offeror's notice referred to in subsection (2) is sent to dissenting offerees, a dissenting offeree who has demanded payment of the fair value of his, her or its securities in accordance with subclause (2) (c) (ii) may apply to the court for an order requiring the person who has sent the offeror's notice to provide, in such form as the court considers appropriate, such additional security for payment to dissenting offerees of the fair value of their securities as the court may determine to be necessary, pending the determination of such fair value. R.S.O. 1990, c. B.16, s. 188 (9).

Where shares deemed acquired

          (10)   The securities of all dissenting offerees shall be deemed to have been acquired by the offeror,

    (a)
    where an application under subsection (9) has not been made within the time set out in subsection (9), upon the expiration of that time; or

    (b)
    where an application has been made under subsection (9), upon compliance with the order made in respect of the application. R.S.O. 1990, c. B.16, s. 188 (10).

Duties of offeree corporation

          (11)   Within ten days after the acquisition of the securities of dissenting offerees under subsection (10) by an offeror who has made a take-over bid, the offeree corporation shall,

    (a)
    issue to the offeror a security certificate in respect of the securities that were held by dissenting offerees;

    (b)
    send to each dissenting offeree who elects to accept the take-over bid terms under subclause (2) (c) (i) and who sends his, her or its security certificates as required under clause (4) (a), the money or other consideration to which the dissenting offeree is entitled; and

    (c)
    send to each dissenting offeree who has not sent his, her or its security certificates as required under clause (4) (a), notice stating in substance that,

    (i)
    the certificates representing the dissenting offeree's securities have been cancelled,

    (ii)
    the offeree corporation or some designated person holds in trust for the dissenting offeree the money or other consideration to which the dissenting offeree is entitled as payment for or in exchange for his, her or its securities, and

    (iii)
    the offeree corporation will, subject to subsections (13) to (21), send that money or other consideration to the dissenting offeree forthwith after receiving his, her or its securities. R.S.O. 1990, c. B.16, s. 188 (11).

Payment by offeror

          (12)   Within ten days after the acquisition of the securities of dissenting offerees under subsection (10) by an offeror who has made an issuer bid, the offeror shall,

    (a)
    send to each dissenting offeree who elects to accept the issuer bid terms under subclause (2) (c) (i) and who sends his, her or its security certificates as required under clause (4) (b), the money or other consideration to which the dissenting offeree is entitled; and

    (b)
    send to each dissenting offeree who has not sent his, her or its security certificates as required under clause (4) (b) a notice stating in substance that,

    (i)
    the certificates representing the dissenting offeree's securities have been cancelled,

    (ii)
    the offeror or some designated person holds in trust for the dissenting offeree the money or other consideration to which the dissenting offeree is entitled as payment for or in exchange for his, her or its securities, and

    (iii)
    the offeror will, subject to subsections (13) to (21), send that money or other consideration to the dissenting offeree forthwith after receiving his, her or its securities. R.S.O. 1990, c. B.16, s. 188 (12).

Application to fix fair value

          (13)   If a dissenting offeree has elected to demand payment of the fair value of his, her or its securities under subclause (2) (c) (ii), the offeror may, in the case of a take-over bid, within twenty days after it has complied with subsection (5) or, in the case of an issuer bid, within twenty days after it has complied with subsection (7), apply to the court to fix the fair value of the securities of that dissenting offeree. R.S.O. 1990, c. B.16, s. 188 (13).

Idem

          (14)   If an offeror fails to apply to the court under subsection (13), a dissenting offeree may apply to the court for the same purpose within a further period of twenty days. R.S.O. 1990, c. B.16, s. 188 (14).

Where no application

          (15)   If no application is made to the court under subsection (13) or (14) within the periods set out in those subsections, a dissenting offeree is deemed to have elected to transfer his, her or its securities to the offeror on the same terms that the offeror acquired the securities from offerees who accepted the take-over or issuer bid and, provided that the dissenting offeree has complied with subsection (4), the issuer or the offeree corporation, as the case may be, shall pay or transfer to the dissenting offeree the money or other consideration to which the dissenting offeree is entitled. R.S.O. 1990, c. B.16, s. 188 (15).

Security for costs not required

          (16)   A dissenting offeree is not required to give security for costs in an application made under subsection (13) or (14). R.S.O. 1990, c. B.16, s. 188 (16).

Parties

          (17)   Upon an application under subsection (13) or (14),

    (a)
    all dissenting offerees referred to in subclause (2) (c) (ii) whose securities have not been acquired by the offeror shall be joined as parties and are bound by the decision of the court; and

    (b)
    the offeror shall notify each such dissenting offeree of the date, place and consequences of the application and of the dissenting offeree's right to appear and be heard in person or by counsel. R.S.O. 1990, c. B.16, s. 188 (17).

Idem

          (18)   Upon an application to the court under subsection (13) or (14), the court may determine whether any other person is a dissenting offeree who should be joined as a party, and the court shall then fix a fair value for the securities of all dissenting offerees. R.S.O. 1990, c. B.16, s. 188 (18).

Appointment of appraisers

          (19)   The court may appoint one or more appraisers to assist the court in fixing a fair value for the securities of each dissenting offeree. R.S.O. 1990, c. B.16, s. 188 (19).

Final order

  (20)
  The final order of the court shall be made against the offeror in favour of each dissenting offeree. R.S.O. 1990, c. B.16, s. 188 (20).

What court may order

          (21)   In connection with proceedings under this section, the court may make any order it thinks fit and, without limiting the generality of the foregoing, it may,

    (a)
    fix the amount of money or other consideration that is required to be held in trust under subsection (6) or (7);

    (b)
    order that the money or other consideration be held in trust by a person other than,

    (i)
    the offeree corporation, or

    (ii)
    in the case of an issuer bid, the offeror corporation;

    (c)
    allow a reasonable rate of interest on the amount payable to each dissenting offeree from the date the dissenting offeree sends his, her or its security certificates under subsection (4) until the date of payment; or

    (d)
    order that any money payable to a dissenting offeree who cannot be found be paid to the Public Trustee. R.S.O. 1990, c. B.16, s. 188 (21).

Where corporation required to acquire securities

189.   (1)     Where 90 per cent or more of a class of securities of a corporation, other than debt obligations, are acquired by or on behalf of a person, the person's affiliates and the person's associates, then the holder of any securities of that class not counted for the purposes of calculating such percentage shall be entitled in accordance with this section to require the corporation to acquire the holder's securities of that class. R.S.O. 1990, c. B.16, s. 189 (1).

Notice

          (2)     Every corporation, within thirty days after it becomes aware that security holders are entitled to require it to acquire their securities under subsection (1), shall send a written notice to each such security holder that the security holder may within sixty days after the date of such notice require the corporation to acquire his, her or its securities. R.S.O. 1990, c. B.16, s. 189 (2).

Idem

          (3)     The notice sent by the corporation under subsection (2) shall,

    (a)
    set out a price that the corporation is willing to pay for the securities;

    (b)
    give the basis for arriving at the price;

    (c)
    state the location where any supporting material used for arriving at the price may be examined and extracts taken therefrom by the security holder or a duly authorized agent; and

    (d)
    state that if the security holder is not satisfied with the price offered by the corporation in the notice, the security holder is entitled to have the fair value of his, her or its securities fixed by the court. R.S.O. 1990, c. B.16, s. 189 (3).

Election by security holder

          (4)     Where a security holder receives a notice under subsection (2) and wishes the corporation to acquire his, her or its securities, the security holder may, within sixty days after the date of the notice,

    (a)
    elect to accept the price offered by the corporation by giving notice of acceptance to the corporation and by forthwith sending his, her or its security certificates to the corporation; or

    (b)
    notify the corporation that the security holder wishes to have the fair value of his, her or its securities fixed by the court. R.S.O. 1990, c. B.16, s. 189 (4).

Application to fix fair value

          (5)     Where a security holder wishes to have the fair value of his, her or its securities fixed by the court, the corporation shall make an application to the court within ninety days after the date of the notice under subsection (2). R.S.O. 1990, c. B.16, s. 189 (5).

Idem

          (6)     If a corporation fails to send notice under subsection (2), a security holder, after giving the corporation thirty days notice of intention so to do, may apply to the court to have the fair value of his, her or its securities fixed. R.S.O. 1990, c. B.16, s. 189 (6).

Idem

          (7)     If a corporation fails to make an application to the court as required under subsection (5), a security holder may make the application. R.S.O. 1990, c. B.16, s. 189 (7).

Parties

          (8)     Upon an application to the court under subsection (5), (6) or (7),

    (a)
    all security holders who have notified the corporation under clause (4)(b) may be joined as parties as the court thinks fit and, if so joined, are bound by the decision of the court; and

    (b)
    the corporation shall notify each security holder entitled to notice under subsection (2) of the date, place and purpose of the application and of the security holder's right to appear and be heard in person or by counsel. R.S.O. 1990, c. B.16, s. 189 (8).

Idem

          (9)     Upon an application to the court under subsection (5), (6) or (7), the court may determine whether any security holders should properly be sent or have been sent notice and whether such security holders should be joined as parties. R.S.O. 1990, c. B.16, s. 189 (9).

Appointment of appraiser

          (10)   The court may appoint one or more appraisers to assist the court in fixing a fair value for the securities. R.S.O. 1990, c. B.16, s. 189 (10).

Final order

          (11)   The final order of the court shall be made against the corporation in favour of each entitled security holder. R.S.O. 1990, c. B.16, s. 189 (11).

Security not required

          (12)   A security holder requesting the court to fix the fair value of his, her or its securities is not required to give security for costs on the application. R.S.O. 1990, c. B.16, s. 189 (12).

Costs

          (13)   The costs under this section shall be on a solicitor and client basis. R.S.O. 1990, c. B.16, s. 189 (13).

The Information Agent and Depositary for the Offers is:

By Mail	By Registered, by Hand or by Courier
The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361 Toronto, Ontario M5X 1E2	The Exchange Tower 130 King Street West, Suite 2950, Toronto, Ontario M5X 1E2

North American Toll Free Phone:

1-888-518-6824

Any questions and requests for assistance may be directed by holders of Securities to the Information Agent at its telephone numbers and address set out above.

The Depositary and Information Agent for the Offers is:

By Mail	By Registered, by Hand or by Courier
The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361 Toronto, Ontario M5X 1E2	The Exchange Tower 130 King Street West, Suite 2950, Toronto, Ontario M5X 1E2

North American Toll Free Phone:

1-888-518-6824

E-mail: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: 416-867-2272

The instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed The Offers to Purchase and Circular accompanying this Letter of Transmittal should be read prior to completing this Letter of Transmittal.  The Depositary, or your broker or other financial advisor can assist you in completing this Letter of Transmittal (see back page of this document for addresses and telephone numbers).

LETTER OF TRANSMITTAL

for Common Shares of

Aquiline Resources Inc.

pursuant to the Offers to Purchase dated October 30, 2009 of

Pan American Silver Corp.

THE SHARE OFFER IS OPEN FOR ACCEPTANCE UNTIL 9:00 P.M. (EASTERN TIME) ON DECEMBER 7, 2009 (THE “EXPIRY TIME”), UNLESS EXTENDED OR WITHDRAWN

This Letter of Transmittal has been prepared in connection with offers to purchase contained in the offers to purchase and circular dated October 30, 2009 (the “Offers to Purchase and Circular”) made by Pan American Silver Corp. (“Pan American”) to purchase, among other Aquiline Securities, all of the outstanding common shares (the “Aquiline Shares”) of Aquiline Resources Inc. (“Aquiline”), including Aquiline Shares issuable (and that, prior to the Expiry Time, are actually issued or are conditionally issued upon the exchange, conversion or exercise of any securities of Aquiline that are convertible into or exchangeable or exercisable for Aquiline Shares) (the “Share Offer”), but excluding Aquiline Shares owned by Pan American or its affiliates.

The terms and conditions of the Share Offer are incorporated by reference into this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal have the meanings given to them in the Offers to Purchase and Circular.

This Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with: (i) the certificate(s) representing the Aquiline Shares (the “Share Certificate”) to be deposited pursuant to the Share Offer, and (ii) any other required documentation, should be delivered in person or by courier or sent by registered mail to the Depositary (as defined below) at the address set forth on the back page of this Letter of Transmittal.  If you have lost your Share Certificate(s), or if they have been destroyed or stolen, see Instruction 9 below.

Aquiline Shareholders who wish to deposit their Aquiline Shares, but whose Share Certificate(s) are not immediately available, or who cannot deliver all other required documents to the Depositary no later than the Expiry Time, must deposit their Aquiline Shares according to the guaranteed delivery procedure set forth in Section 3 of the Offers in the Offers to Purchase and Circular, “Manner of Acceptance - Procedure for Guaranteed Delivery”.  See Instruction 2 below.

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TO:                                          Pan American Silver Corp.

AND TO:            Kingsdale Shareholder Services Inc. (THE “DEPOSITARY”), AT ITS OFFICES SET OUT HEREIN

The undersigned hereby delivers with this Letter of Transmittal, the Share Certificate(s) in respect of the Aquiline Shares described below, and, subject only to the provisions of the Share Offer, irrevocably accepts the Share Offer for the Aquiline Shares represented by the Share Certificate(s), upon the terms and conditions contained in the Share Offer.  The following are the details of the enclosed Share Certificate(s):

AQUILINE SHARES

Share Certificate Number(s)*	Name(s) in which Registered	Number of Aquiline Shares Represented by Share Certificate	Number of Aquiline Shares Deposited*

TOTAL:

(If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)

*                 Unless otherwise indicated, all Aquiline Shares evidenced by any Share Certificate(s) submitted to the Depositary will be deemed to have been deposited under the Share Offer.  See Instruction 6 below, “Partial Deposits”.

The undersigned acknowledges receipt of the Offers to Purchase and Circular and represents and warrants that the undersigned (i) has full power and authority to deposit, sell, assign and transfer the Aquiline Shares represented by the enclosed Share Certificate(s) for cancellation (the “Deposited Aquiline Shares”) and any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Aquiline Shares (collectively, “Distributions”), (ii) the Deposited Aquiline Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Aquiline Shares and Distributions, to any other person, (iii) the deposit of the Deposited Aquiline Shares and Distributions complies with applicable laws, and (iv) when the Deposited Aquiline Shares and Distributions are taken up and paid for by Pan American, Pan American will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others and in accordance with the following:  IN CONSIDERATION OF THE SHARE OFFER AND FOR THE VALUE TO BE RECEIVED pursuant thereto the undersigned hereby deposits, sells, assigns and transfers to Pan American all of the right, title and interest in and to the Deposited Aquiline Shares and in and to all rights and benefits arising from such Deposited Aquiline Shares on or after the date of the Share Offer, including any and all Distributions.  If, notwithstanding such assignment, any Distributions are received by or made payable to or to the order of the undersigned on or after the date of the Share Offer, then without prejudice to Pan American’s rights under Section 4 of the Offers to Purchase in the Offers to Purchase and Circular, “Conditions of the Offers”, the whole of any such Distribution will be received and held by the undersigned for the account of and for the benefit of Pan American and will be promptly remitted and transferred by the undersigned to the Depositary for the account of Pan American, accompanied by appropriate documentation of transfer.  Pending such remittance, Pan American will be entitled to all rights and privileges as owner of any such Distribution and may deduct from the purchase price payable by Pan American pursuant to the Offers to Purchase the amount or value of the Distribution, as determined by Pan American in its sole discretion.

Effective on and after the time (the “Effective Time”) that Pan American takes up and pays for the Deposited Aquiline Shares covered by the Letter of Transmittal (which Aquiline Shares upon being taken up are, together with any Distributions thereon, hereinafter referred to as the “Purchased Aquiline Shares”), the undersigned irrevocably constitutes and appoints, certain officers of Pan American and any other person designated by Pan American in writing (each an “Appointee”) as the true and lawful agents, attorneys and attorneys-in-fact and proxies of the depositing Aquiline Shareholder with respect to the Purchased Aquiline Shares, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest):

(a)                                  to register or record the transfer and/or cancellation of such Purchased Aquiline Shares (to the extent consisting of securities) on the appropriate register maintained by Aquiline or its transfer agent;

(b)                                 for so long as any Purchased Aquiline Shares are registered or recorded in the name of such Aquiline Shareholder, to exercise any and all rights of such Aquiline Shareholder including, without limitation, the right to vote, to execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to Pan American in respect of any or all Purchased Aquiline Shares and any other property, to revoke any such instrument, authorization or consent given prior to or after the

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Effective Time, to designate in such instrument, authorization or consent any person or persons as the proxy of such Aquiline Shareholder in respect of the Purchased Aquiline Shares for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Aquiline;

(c)                                  to execute, endorse and negotiate, for and in the name of and on behalf of such Aquiline Shareholder, any and all cheques or other instruments, representing any Distributions payable to or to the order of, or endorsed in favour of, such Aquiline Shareholder; and

(d)                                 to exercise any other rights of a holder of Purchased Aquiline Shares.

The undersigned revokes any and all authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Aquiline Shares or any Distributions.  No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Aquiline Shares or any Distributions by or on behalf of the undersigned, unless the Deposited Aquiline Shares are not taken up and paid for under the Share Offer or are withdrawn in accordance with the Offers to Purchase.

Unless the undersigned withdraws any Deposited Aquiline Shares as provided in the Offers to Purchase and Circular, the undersigned agrees not to vote any of the Purchased Aquiline Shares at any meeting (whether annual, special or otherwise, or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of securities of Aquiline and not to exercise any of the other rights or privileges attached to the Purchased Aquiline Shares, and agrees to execute and deliver to Pan American any and all instruments of proxy, authorizations or consents in respect of the Purchased Aquiline Shares, and to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by Pan American as the proxy of the holder of the Purchased Aquiline Shares. Upon such appointment, and provided the undersigned has not withdrawn any Deposited Aquiline Shares as provided in the Offers to Purchase and Circular, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney in fact) or consents given by the holder of such Purchased Aquiline Shares with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

The undersigned covenants to execute, upon the request of Pan American, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Aquiline Shares to Pan American and acknowledges that all authority therein conferred or agreed to be conferred is, to the extent permitted by law, irrevocable and may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such holder.

The undersigned instructs Pan American and the Depositary, upon Pan American taking up the Deposited Aquiline Shares, to mail the certificate(s) representing Pan American Shares by first class mail, postage prepaid, or to hold such certificate(s) for pick-up, in accordance with the instructions given below.  Should any Deposited Aquiline Shares not be purchased, the deposited Aquiline Share Certificate(s) and other relevant documents shall be returned in accordance with the instructions in the preceding sentence.

The obligations of the undersigned hereunder shall terminate and cease to be of force and effect if the undersigned withdraws any Deposited Aquiline Shares as provided in the Offers to Purchase and Circular.

The undersigned acknowledges and agrees that no Pan American Consideration Warrant may be exercised by any U.S. Person ( or by any person within the United States or for the account or benefit of any U.S. Person or person within the United States unless and until a Registration Statement has been filed by Pan American and has become or has been declared effective under the U.S. Securities Act.

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BLOCK A ISSUE CERTIFICATE IN THE NAME OF: (please print or type)	BLOCK B SEND CERTIFICATE (unless Block C is checked) TO: (please print or type)

(Name)	(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (or Zip) Code)	(Street Address and Number)

(Telephone - Business Hours)	(City and Province or State)

(Tax Identification, Social Insurance or Social Security Number)	(Country and Postal (or Zip) Code)

BLOCK C

☐            HOLD CERTIFICATE FOR PICK-UP AT THE OFFICES OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED. (Check box)

BLOCK D

TAX DEFERRAL ELECTION

As described under the heading “Canadian Federal Income Tax Considerations” in Section 20 of the Circular in the Offers to Purchase and Circular, certain Aquiline Shareholders (each an “Eligible Holder”) are entitled to require Pan American to make a joint election (a “Tax Election”) pursuant to §85 of the Income Tax Act (Canada) and, if applicable, the corresponding provisions of any provincial tax legislation in the form prescribed for federal, and if applicable provincial, tax purposes (collectively, a “Tax Election Form”) in order to achieve a tax-deferred exchange of Aquiline Shares pursuant to the Offer.

An Eligible Holder means an Aquiline Shareholder who is (a) a resident of Canada for the purposes of the Tax Act and who is not exempt from tax on income under Part I of the Tax Act, or (b) a partnership any member of which is a person described in (a).

Each Eligible Holder who wishes to make a Tax Election must so indicate by checking the box provided for that purpose at the bottom of this box.  Pan American shall, within 30 days after the Expiry Time, send a tax election information package (the “Tax Election Package”) containing an instruction letter providing detailed instructions on how to make the Tax Election to each Eligible Holder who checks the box and returns this Letter of Transmittal to Pan American at the above address on or before the Expiry Time.  It shall be the Eligible Holder’s responsibility to obtain the Tax Election Form from the Canada Revenue Agency (“the CRA”), and with provincial tax authorities if applicable, within the time prescribed for those purposes.  Pan American will not have any obligation to make a joint Tax Election with any Eligible Holder who does not so check the box and return this Letter of Transmittal.

Subject to the more detailed instructions that will be included in the Tax Package, each Eligible Holder to whom a Tax Package is sent must obtain, fully complete and sign one copy of the relevant Tax Election Form, and send the Tax Election Form, so completed and signed, to Pan American, Attention: Aquiline Election Process, 625 Howe Street, Suite 1500, Vancouver, BC, Canada, V6C 2T6, in time to be received by Pan American on or before the ninetieth day after the Expiry Time.  Pan American will, within 30 days after such receipt, sign and return each Tax Election Form that it so receives to the relevant Eligible Holder.  The Eligible Holder shall be solely responsible for filing the completed and jointly signed Tax Election Form with the CRA , and with provincial tax authorities if applicable, within the time prescribed for those purposes.  A summary of those prescribed time limits are set forth in Section 20 of the Circular.  Eligible Holders should consult their own tax advisers

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for assistance with respect to making a valid Tax Election.

Pan American’s only obligation with respect to Tax Election Forms is to sign those Tax Election Forms that it receives at its address set out above, duly completed and signed by an Eligible Holder, and return them within 90 days after the Expiry Time.  Pan American will have no obligation to sign any other Tax Election Form, or to file any Tax Election Form with the CRA or provincial tax authorities.

Compliance with the requirements to ensure a valid Tax Election is filed under Section 85 of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) is the sole responsibility of the Eligible Holder making the election.  Accordingly, neither Pan American nor the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to complete or sign any election form properly or to file it properly within the time prescribed and in the form prescribed under the Tax Act (and the corresponding provisions of any applicable provincial tax legislation).

☐                                    Tax Election Package Required.

Signature guaranteed by (if required under Instruction 4):

Dated: , 200

Authorized Signature of Guarantor	Signature of Aquiline Shareholder or Authorized Representative - See Instructions 3 and 5

Name of Guarantor (please print or type)	Name of Aquiline Shareholder (please print or type)

Address of Guarantor (please print or type)	Name of Authorized Representative, if applicable (please print or type)

Daytime telephone number of Aquiline Shareholder or Authorized Representative

Daytime facsimile number of Aquiline Shareholder or Authorized Representative

Tax Identification, Social Insurance or Social Security Number of Aquiline Shareholder

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BLOCK E

☐                                    CHECK HERE IF SECURITIES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING: (please print or type)

Name of Registered Holder:
Date of Execution of Notice of Guaranteed Delivery:
Window Ticket Number (if any):

Name of Institution which Guaranteed Delivery:

INSTRUCTIONS

1.                                      Use of Letter of Transmittal

(a)                                  This Letter of Transmittal (or a manually signed facsimile thereof) together with Share Certificate(s) representing the Deposited Aquiline Shares and all other documents required by the terms of the Offers to Purchase and Circular must be received by the Depositary at any of the offices specified on the back cover page no later than 9:00 p.m. (Eastern time) on December 7, 2009, unless the Share Offer is extended or unless the procedure for guaranteed delivery set out in Instruction 2 below is used.

(b)                                 The method of delivery of the Share Certificate(s), the Letter of Transmittal and all other required documents is at the option and risk of the person depositing those documents.  Pan American recommends that those documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained.  It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary before the Expiry Time.  Delivery will only be effective upon actual receipt by the Depositary.

2.                                      Procedure for Guaranteed Delivery

If an Aquiline Shareholder wishes to deposit Aquiline Shares pursuant to the Share Offer and either (i) the Share Certificate(s) are not immediately available; or (ii) the Share Certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, the Aquiline Shares in respect thereof may nevertheless be deposited validly under the Share Offer, provided that all of the following conditions are met:

(a)                                  the deposit is made by or through an Eligible Institution (as defined below);

(b)                                 a Notice of Guaranteed Delivery (printed on green paper) in the form accompanying the Offers to Purchase or a manually signed facsimile thereof, properly completed and signed, is received by the Depositary at its Toronto office at or prior to the Expiry Time as set forth in the accompanying Notice of Guaranteed Delivery; and

(c)                                  the Share Certificate(s) representing Deposited Aquiline Shares in proper form for transfer, together with a Letter of Transmittal or a manually executed facsimile thereof, properly completed and signed (with signatures guaranteed if so required) in accordance with the Letter of Transmittal and all other documents required thereby, are received by the Depositary at its Toronto office at or prior to 9:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange after the Expiry Time.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary at its Toronto office as specified in the Notice of Guaranteed Delivery and must include a guarantee by an

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Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.  Delivery of the Notice of Guaranteed Delivery to any office other than the Toronto office of the Depositary specified in the Notice of Guaranteed Delivery does not constitute delivery for purposes of making a guaranteed delivery.

An “Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP).  Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority in the United States, or banks or trust companies in the United States.

3.                                      Signatures

This Letter of Transmittal must be completed and signed by the registered holder of Deposited Aquiline Shares accepting the Share Offer described above or by such holder’s duly authorized representative (in accordance with Instruction 5).

(a)                                  If this Letter of Transmittal is signed by the registered owner(s) of the Share Certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such Share Certificate(s) without any change whatsoever, and the Share Certificate(s) need not be endorsed.  If such transmitted Share Certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b)                                 If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Share Certificate(s), or if certificate(s) representing Pan American Shares are to be issued to a person other than the registered owner(s):

(i)                                     such deposited Share Certificate(s) must be endorsed or accompanied by an appropriate transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)                                  the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the Share Certificate(s) and must be guaranteed as noted in Instruction 4 below.

4.                                      Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Aquiline Shares, or if Deposited Aquiline Shares not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the relevant security holder registers of Aquiline or if payment is to be issued in the name of a person other than the registered owner(s) of the Deposited Aquiline Shares, such signature must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).  See Instruction 2 for the definition of Eligible Institution.

5.                                      Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person acting as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership, or association, or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act.  The Offeror or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

6.                                      Partial Deposits

If less than the total number of Aquiline Shares evidenced by any Share Certificate(s) submitted are to be deposited, fill in the number of Aquiline Shares to be deposited in the appropriate space on this Letter of Transmittal.  In such case, new Share Certificate(s) for the number of Aquiline Shares not deposited will be sent to the registered holder as soon as practicable after the Expiry Time.  The total number of Aquiline Shares evidenced by all Share Certificates delivered will be deemed to have been deposited unless otherwise indicated.

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7.                                      Stock Transfer Tax

Except as otherwise provided in this Instruction 7, Pan American will pay all stock transfer tax with respect to the transfer and sale of any Aquiline Shares to it or its order pursuant to the Share Offer. If, however, payment of the purchase price is to be made to, or if Share Certificates for Aquiline Shares not deposited or not accepted for payment are to be registered in the name of, any person other than the registered holder(s), or if deposited Share Certificates for Aquiline Shares are registered in the name of any person other than the person(s) signing this Letter of Transmittal, the amount of any stock transfer tax (whether imposed on the registered holder(s) or such other person) payable on account of the transfer to such other person will be deducted from the purchase price of such Aquiline Shares purchased unless evidence satisfactory to Pan American, in its sole discretion, of the payment of such tax, or exemption therefrom, is submitted.

8.                                      Miscellaneous

(a)                                  If the space on this Letter of Transmittal is insufficient to list all Share Certificates for Deposited Aquiline Shares, additional certificate numbers may be included on a separate signed list affixed to this Letter of Transmittal.

(b)                                 If Deposited Aquiline Shares are registered in different forms (e.g., “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)                                  No alternative, conditional or contingent deposits will be acceptable. All depositing Aquiline Shareholders by execution of this Letter of Transmittal (or a facsimile hereof) waive any right to receive any notice of the acceptance of Deposited Aquiline Shares for payment, except as required by applicable law.

(d)                                 The Share Offer and any agreement resulting from the acceptance of the Share Offer will be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Share Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

(e)                                  Pan American will not pay any fees or commissions to any stockbroker or investment dealer or any other person for soliciting deposits of Aquiline Shares pursuant to the Share Offer except as otherwise set forth in the Offers to Purchase and Circular (other than to dealer managers, soliciting dealers and the Depositary).

(f)                                    Additional copies of the Offers to Purchase and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at the addresses set forth on the back page of this Letter of Transmittal.

9.                                      Lost Certificates

If a Share Certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will forward such letter to Aquiline’s registrar and transfer agent so that the transfer agent may provide replacement instructions. If a Share Certificate has been lost or destroyed, please ensure that you provide your telephone number so that the Depositary or Aquiline’s transfer agent may contact you.

THIS LETTER OF TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE (TOGETHER WITH SHARE CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY OR A MANUALLY SIGNED FACSIMILE THEREOF MUST BE RECEIVED BY THE DEPOSITARY NO LATER THAN THE EXPIRY TIME.

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The Depositary for the Share Offer is:

The Depositary and Information Agent for the Offers is:

By Mail	By Registered, by Hand or by Courier
The Exchange Tower	The Exchange Tower
130 King Street West, Suite 2950,	130 King Street West, Suite 2950,
P.O. Box 361	Toronto, Ontario
Toronto, Ontario	M5X 1E2
M5X 1E2

North American Toll Free Phone:

1-888-518-6824

E-mail: contactus@kingsdaleshareholder.com

Facsimile:  416-867-2271

Toll Free Facsimile:  1-866-545-5580

Outside North America, Banks and Brokers Call Collect:  416-867-2272

Any questions and requests for assistance may be directed by Aquiline Shareholders to the Depositary at its telephone number and locations set out above.  Aquiline Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Share Offer.

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The instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed.  The Offers to Purchase and Circular accompanying this Letter of Transmittal should be read prior to completing this Letter of Transmittal.  The Depositary, or your broker or other financial advisor can assist you in completing this Letter of Transmittal (see back page of this document for addresses and telephone numbers).

LETTER OF TRANSMITTAL

for Common Share Purchase Warrants of

Aquiline Resources Inc.

pursuant to the Offers to Purchase dated October 30, 2009 of

Pan American Silver Corp.

THE WARRANT OFFERS ARE OPEN FOR ACCEPTANCE UNTIL 9:00 P.M. (EASTERN TIME) ON DECEMBER 7, 2009 (THE “EXPIRY TIME”), UNLESS EXTENDED OR WITHDRAWN

This Letter of Transmittal has been prepared in connection with offers to purchase contained in the offers to purchase and circular dated October 30, 2009 (the “Offers to Purchase”) made by Pan American Silver Corp. (“Pan American”) to purchase, among other Aquiline Securities, the Aquiline Warrants as follows (the “Warrant Offers”):

i.                      each of the outstanding common share purchase warrants issued by Aquiline on February 8, 2008 (the “February 2008 Warrants”);

ii.                   each of the outstanding common share purchase warrants issued by Aquiline on May 7, 2008 (the “May 2008 Warrants”);

iii.                each of the outstanding common share purchase warrants issued by Aquiline on October 22, 2008 (the “October 2008 Warrants”); and

iv.               each of the outstanding common share purchase warrants issued by Aquiline on November 6, 2008 (the “November 2008 Warrants”).

The terms and conditions of the Warrant Offers are incorporated by reference into this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal have the meanings given to them in the Offers to Purchase and Circular.

This Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with: (i) the certificate(s) representing the Aquiline Warrants (the “Warrant Certificate”) to be deposited pursuant to the Warrant Offers, and (ii) any other required documentation, should be delivered in person or by courier or sent by registered mail to the Depositary (as defined below) at the address set forth on the back page of this Letter of Transmittal.  If you have lost your Warrant Certificate(s), or if they have been destroyed or stolen, see Instruction 9.

Holders of Aquiline Warrants (the “Aquiline Warrantholders”) who wish to deposit their Aquiline Warrants, but whose Warrant Certificate(s) are not immediately available, or who cannot deliver all other required documents to the Depositary no later than the Expiry Time, must deposit their Aquiline Warrants according to the guaranteed delivery procedure set forth in Section 3 of the Offers to Purchase in the Offers to Purchase and Circular, “Manner of Acceptance - Procedure for Guaranteed Delivery”.  See Instruction 2 below.

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TO:                                          Pan American Silver Corp.

AND TO:            Kingsdale Warrant Holder Services Inc. (THE “DEPOSITARY”), AT ITS OFFICES SET OUT HEREIN

The undersigned hereby delivers with this Letter of Transmittal the Warrant Certificate(s) in respect of the Aquiline Warrants described below, and, subject only to the provisions of the Offers to Purchase, irrevocably accepts the Warrant Offers for the Aquiline Warrants represented by the Warrant Certificate(s), upon the terms and conditions contained in the Offers to Purchase and Circular.  The following are the details of the enclosed Warrant Certificate(s).

[Please select the appropriate table(s)]:

FEBRUARY 2008 WARRANTS

Warrant Certificate Number(s)*	Name(s) in which Registered	Number of February 2008 Warrants Represented by Warrant Certificate	Number of Aquiline Warrants Deposited*

TOTAL:

(If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)

MAY 2008 WARRANTS

Warrant Certificate Number(s)*	Name(s) in which Registered	Number of May 2008 Warrants Represented by Warrant Certificate	Number of Aquiline Warrants Deposited*

TOTAL:

(If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)

OCTOBER 2008 WARRANTS

Warrant Certificate Number(s)*	Name(s) in which Registered	Number of October 2008 Warrants Represented by Warrant Certificate	Number of Aquiline Warrants Deposited*

TOTAL:

(If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)

2

NOVEMBER 2008 WARRANTS

Warrant Certificate Number(s)*	Name(s) in which Registered	Number of November 2008 Warrants Represented by Warrant Certificate	Number of Aquiline Warrants Deposited*

TOTAL:

(If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)

*                 Unless otherwise indicated, all Aquiline Warrants evidenced by any Warrant Certificate(s) submitted to the Depositary will be deemed to have been deposited under the Warrant Offers.  See Instruction 6 below, “Partial Deposits”.

The undersigned acknowledges receipt of the Offers to Purchase and Circular and represents and warrants that the undersigned (i) has full power and authority to deposit, sell, assign and transfer the Aquiline Warrants represented by the enclosed Warrant Certificate(s) of Aquiline for cancellation (the “Deposited Aquiline Warrants”) and any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Aquiline Warrants (collectively, “Distributions”), (ii) the Deposited Aquiline Warrants and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Aquiline Warrants and Distributions, to any other person, (iii) the deposit of the Deposited Aquiline Warrants and Distributions complies with applicable laws, and (iv) when the Deposited Aquiline Warrants and Distributions are taken up and paid for by Pan American, Pan American will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others and in accordance with the following:  IN CONSIDERATION OF THE WARRANT OFFERS AND FOR THE VALUE TO BE RECEIVED pursuant thereto the undersigned hereby deposits, sells, assigns and transfers to Pan American all of the right, title and interest in and to the Deposited Aquiline Warrants and in and to all rights and benefits arising from such Deposited Aquiline Warrants on or after the date of the Warrant Offers, including any and all Distributions.  If, notwithstanding such assignment, any Distributions are received by or made payable to or to the order of the undersigned on or after the date of the Warrant Offers, then without prejudice to Pan American’s rights under Section 4 of the Offers to Purchase in the Offers to Purchase and Circular, “Conditions of the Offers”, the whole of any such Distribution will be received and held by the undersigned for the account of and for the benefit of Pan American and will be promptly remitted and transferred by the undersigned to the Depositary for the account of Pan American, accompanied by appropriate documentation of transfer.  Pending such remittance, Pan American will be entitled to all rights and privileges as owner of any such Distribution and may withhold the entire purchase price payable by Pan American pursuant to the Warrant Offers or deduct from the purchase price payable by Pan American pursuant to the Warrant Offers the amount or value of the Distribution, as determined by Pan American in its sole discretion.

Effective on and after the time (the “Effective Time”) that Pan American takes up and pays for the Deposited Aquiline Warrants covered by the Letter of Transmittal (which Aquiline Warrants upon being taken up are, together with any Distributions thereon, hereinafter referred to as the “Purchased Aquiline Warrants”), the undersigned irrevocably constitutes and appoints, certain officers of Pan American and any other person designated by Pan American in writing (each an “Appointee”) as the true and lawful agents, attorneys and attorneys-in-fact and proxies of the depositing Aquiline Warrantholder with respect to the Purchased Aquiline Warrants, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest):

(a)                                  to register or record the transfer and/or cancellation of such Purchased Aquiline Warrants (to the extent consisting of securities) on the appropriate register maintained by Aquiline or its transfer agent;

(b)                                 for so long as any Purchased Aquiline Warrants are registered or recorded in the name of such Aquiline Warrantholder, to exercise any and all rights of such Aquiline Warrantholder including, without limitation, the right to vote, to execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to Pan American in respect of any or all Purchased Aquiline Warrants and any other property, to revoke any such instrument, authorization or consent given prior to or after the Effective Time, to designate in such instrument, authorization or consent any person or persons as the proxy of such Aquiline Warrantholder in respect of the Purchased Aquiline Warrants for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Aquiline;

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(c)                                  to execute, endorse and negotiate, for and in the name of and on behalf of such Aquiline Warrantholder, any and all cheques or other instruments, representing any Distributions payable to or to the order of, or endorsed in favour of, such Aquiline Warrantholder; and

(d)                                 to exercise any other rights of a holder of Purchased Aquiline Warrants.

The undersigned revokes any and all authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Aquiline Warrants or any Distributions.  No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Aquiline Warrants or any Distributions by or on behalf of the undersigned, unless the Deposited Aquiline Warrants are not taken up and paid for under the Warrant Offers or are withdrawn in accordance with the Offers to Purchase.

Unless the undersigned withdraws any Deposited Aquiline Warrants as provided in the Offers to Purchase and Circular, the undersigned agrees not to vote any of the Purchased Aquiline Warrants at any meeting (whether annual, special or otherwise, or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of securities of Aquiline and not to exercise any of the other rights or privileges attached to the Purchased Aquiline Warrants, and agrees to execute and deliver to Pan American any and all instruments of proxy, authorizations or consents in respect of the Purchased Aquiline Warrants, and to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by Pan American as the proxy of the holder of the Purchased Aquiline Warrants. Upon such appointment, and provided the undersigned has not withdrawn any Deposited Aquiline Warrants as provided in the Offers to Purchase and Circular, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney in fact) or consents given by the holder of such Purchased Aquiline Warrants with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

The undersigned covenants to execute, upon the request of Pan American, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Aquiline Warrants to Pan American and acknowledges that all authority therein conferred or agreed to be conferred is, to the extent permitted by law, irrevocable and may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such holder.

The undersigned instructs Pan American and the Depositary, upon Pan American taking up the Deposited Aquiline Warrants, to mail the certificate(s) representing Pan American Replacement Warrant by first class mail, postage prepaid, or to hold such certificate(s) for pick-up, in accordance with the instructions given below.  Should any Deposited Aquiline Warrants not be purchased, the deposited Aquiline Warrant Certificate(s) and other relevant documents shall be returned in accordance with the instructions in the preceding sentence.

The obligations of the undersigned hereunder shall terminate and cease to be of force and effect if the undersigned withdraws any Deposited Aquiline Warrants as provided in the Offers to Purchase and Circular.

The undersigned acknowledges and agrees that no Pan American Replacement Warrant may be exercised by any U.S. Person ( or by any person within the United States or for the account or benefit of any U.S. Person or person within the United States, unless and until a Registration Statement has been filed by Pan American and has become or has been declared effective under the U.S. Securities Act.

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BLOCK A ISSUE CERTIFICATE IN THE NAME OF: (please print or type)	BLOCK B SEND CERTIFICATE (unless Block C is checked) TO: (please print or type)

(Name)	(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (or Zip) Code)	(Street Address and Number)

(Telephone - Business Hours)	(City and Province or State)

(Tax Identification, Social Insurance or Social Security Number)	(Country and Postal (or Zip) Code)

BLOCK C

☐            HOLD CERTIFICATE FOR PICK-UP AT THE OFFICES OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED. (Check box)

Signature guaranteed by (if required under Instruction 4):

Dated: , 200

Authorized Signature of Guarantor	Signature of Aquiline Warrantholder or Authorized Representative - See Instructions 3 and 5

Name of Guarantor (please print or type)	Name of Aquiline Warrantholder (please print or type)

Address of Guarantor (please print or type)	Name of Authorized Representative, if applicable (please print or type)

Daytime telephone number of Aquiline Warrantholder or Authorized Representative

Daytime facsimile number of Aquiline Warrantholder or Authorized Representative

Tax Identification, Social Insurance or Social Security Number of Aquiline Warrantholder

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BLOCK D

☐                                    CHECK HERE IF AQUILINE WARRANTS ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING: (please print or type)

Name of Registered Holder:
Date of Execution of Notice of Guaranteed Delivery:
Window Ticket Number (if any):

Name of Institution which Guaranteed Delivery:

INSTRUCTIONS

1.                                      Use of Letter of Transmittal

(a)                                  This Letter of Transmittal (or a manually signed facsimile thereof) together with Warrant Certificate(s) representing the Deposited Aquiline Warrants and all other documents required by the terms of the Offers to Purchase and Circular must be received by the Depositary at any of the offices specified on the back cover page no later than 9:00 p.m. (Eastern time) on December 7, 2009, unless the Warrant Offers are extended or unless the procedure for guaranteed delivery set out in Instruction 2 below is used.

(b)                                 The method of delivery of the Warrant Certificate(s), the Letter of Transmittal and all other required documents is at the option and risk of the person depositing those documents.  Pan American recommends that those documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained.  It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary before the Expiry Time.  Delivery will only be effective upon actual receipt by the Depositary.

2.                                      Procedure for Guaranteed Delivery

If an Aquiline Warrantholder wishes to deposit Aquiline Warrants pursuant to the Warrant Offers and either (i) the Warrant Certificate(s) are not immediately available; or (ii) the Warrant Certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, the Aquiline Warrants in respect thereof may nevertheless be deposited validly under the Warrant Offers, provided that all of the following conditions are met:

(a)                                  the deposit is made by or through an Eligible Institution (as defined below);

(b)                                 a Notice of Guaranteed Delivery (printed on green paper) in the form accompanying the Offers to Purchase or a manually signed facsimile thereof, properly completed and signed, is received by the Depositary at its Toronto office at or prior to the Expiry Time as set forth in the accompanying Notice of Guaranteed Delivery; and

(c)                                  the Warrant Certificate(s) representing Deposited Aquiline Warrants in proper form for transfer, together with a Letter of Transmittal or a manually executed facsimile thereof, properly completed and signed (with signatures guaranteed if so required) in accordance with the Letter of Transmittal and all other documents required thereby, are received by the Depositary at its Toronto office at or prior to 9:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange after the Expiry Time.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary at its Toronto office as specified in the Notice of Guaranteed Delivery and must include a guarantee by an

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Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.  Delivery of the Notice of Guaranteed Delivery to any office other than the Toronto office of the Depositary specified in the Notice of Guaranteed Delivery does not constitute delivery for purposes of making a guaranteed delivery.

An “Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP).  Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority in the United States, or banks or trust companies in the United States.

3.                                      Signatures

This Letter of Transmittal must be completed and signed by the registered holder of Deposited Aquiline Warrants accepting the Warrant Offers described above or by such holder’s duly authorized representative (in accordance with Instruction 5).

(a)                                  If this Letter of Transmittal is signed by the registered owner(s) of the Warrant Certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such Warrant Certificate(s) without any change whatsoever, and the Warrant Certificate(s) need not be endorsed.  If such transmitted Warrant Certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b)                                 If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Warrant Certificate(s), or if certificate(s) representing Pan American Replacement Warrants are to be issued to a person other than the registered owner(s):

(i)                                     such deposited Warrant Certificate(s) must be endorsed or accompanied by an appropriate transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)                                  the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the Warrant Certificate(s) and must be guaranteed as noted in Instruction 4 below.

4.                                      Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Aquiline Warrants, or if Deposited Aquiline Warrants not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the relevant security holder registers of Aquiline or if payment is to be issued in the name of a person other than the registered owner(s) of the Deposited Aquiline Warrants, such signature must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).  See Instruction 2 for the definition of Eligible Institution.

5.                                      Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person acting as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership, or association, or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act.  The Offeror or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

6.                                      Partial Deposits

If less than the total number of Aquiline Warrants evidenced by any Warrant Certificate(s) submitted are to be deposited, fill in the number of Aquiline Warrants to be deposited in the appropriate space on this Letter of Transmittal.  In such case, new Warrant Certificate(s) for the number of Aquiline Warrants not deposited will be sent to the registered holder as soon as practicable after the Expiry Time.  The total number of Aquiline Warrants evidenced by all Warrant Certificate(s) delivered will be deemed to have been deposited unless otherwise indicated.

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7.                                      Stock Transfer Tax

Except as otherwise provided in this Instruction 7, Pan American will pay all stock transfer tax with respect to the transfer and sale of any Aquiline Warrants to it or its order pursuant to the Warrant Offers. If, however, payment of the purchase price is to be made to, or if Warrant Certificate(s) for Aquiline Warrants not deposited or not accepted for payment are to be registered in the name of, any person other than the registered holder(s), or if deposited Aquiline Warrant Certificate(s) for Aquiline Warrants are registered in the name of any person other than the person(s) signing this Letter of Transmittal, the amount of any stock transfer tax (whether imposed on the registered holder(s) or such other person) payable on account of the transfer to such other person will be deducted from the purchase price of such Aquiline Warrants purchased unless evidence satisfactory to Pan American, in its sole discretion, of the payment of such tax, or exemption therefrom, is submitted.

8.                                      Miscellaneous

(a)                                  If the space on this Letter of Transmittal is insufficient to list all Warrant Certificate(s) for Deposited Aquiline Warrants, additional certificate numbers may be included on a separate signed list affixed to this Letter of Transmittal.

(b)                                 If Deposited Aquiline Warrants are registered in different forms (e.g., “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)                                  No alternative, conditional or contingent deposits will be acceptable. All depositing Aquiline Warrantholders by execution of this Letter of Transmittal (or a facsimile hereof) waive any right to receive any notice of the acceptance of Deposited Aquiline Warrants for payment, except as required by applicable law.

(d)                                 The Warrant Offers and any agreement resulting from the acceptance of the Warrant Offers will be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Warrant Offers unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

(e)                                  Pan American will not pay any fees or commissions to any stockbroker or investment dealer or any other person for soliciting deposits of Aquiline Warrants pursuant to the Warrant Offers except as otherwise set forth in the Offers to Purchase and Circular (other than to dealer managers, soliciting dealers and the Depositary).

(f)                                    Additional copies of the Offers to Purchase and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at the addresses set forth on the back page of this Letter of Transmittal.

9.                                      Lost Certificates

If a Certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will forward such letter to Aquiline’s registrar and transfer agent so that the transfer agent may provide replacement instructions. If a Warrant Certificate has been lost or destroyed, please ensure that you provide your telephone number so that the Depositary or Aquiline’s transfer agent may contact you.

THIS LETTER OF TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE (TOGETHER WITH WARRANT CERTIFICATE(S) AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY OR A MANUALLY SIGNED FACSIMILE THEREOF MUST BE RECEIVED BY THE DEPOSITARY NO LATER THAN THE EXPIRY TIME.

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The Depositary for the Warrant Offers is:

The Depositary and Information Agent for the Offers is:

By Mail	By Registered, by Hand or by Courier
The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361 Toronto, Ontario M5X 1E2	The Exchange Tower 130 King Street West, Suite 2950, Toronto, Ontario M5X 1E2

North American Toll Free Phone:

1-888-518-6824

E-mail: contactus@kingsdaleshareholder.com

Facsimile:  416-867-2271

Toll Free Facsimile:  1-866-545-5580

Outside North America, Banks and Brokers Call Collect:  416-867-2272

Any questions and requests for assistance may be directed by Aquiline Warrantholders to the Depositary at its telephone number and locations set out above.  Aquiline Warrantholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Warrant Offers.

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The instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed.  The Offers to Purchase and Circular accompanying this Letter of Transmittal should be read prior to completing this Letter of Transmittal.  The Depositary, or your broker or other financial advisor can assist you in completing this Letter of Transmittal (see back page of this document for addresses and telephone numbers).

LETTER OF TRANSMITTAL

for the Convertible Debenture of

Aquiline Resources Inc.

pursuant to the Offers to Purchase dated October 30, 2009 of

Pan American Silver Corp.

THE DEBENTURE OFFER IS OPEN FOR ACCEPTANCE UNTIL 9:00 P.M. (EASTERN TIME) ON DECEMBER 7, 2009 (THE “EXPIRY TIME”), UNLESS EXTENDED OR WITHDRAWN

This Letter of Transmittal has been prepared in connection with offers to purchase contained in the offers to purchase and circular dated October 30, 2009 (the “Offers to Purchase”) made by Pan American Silver Corp. (“Pan American”) to purchase, among other Aquiline Securities, the convertible debenture (the “Debenture Offer”) in favour of Silverstone Resources (Barbados) Corp. and its successors and permitted assigns, which may be converted into (i) 1,458,333 Aquiline Shares, upon conversion thereof at a conversion price of $12.00 per Aquiline Share, or (ii) a contract granting Silverstone Resources (Barbados) Corp. and its successors and permitted assigns the right to purchase 12.5% of the life of mined payable silver from the Loma de La Plata zone of the Navidad Project, (the “Convertible Debenture”).

The terms and conditions of the Debenture Offer is incorporated by reference into this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal have the meanings given to them in the Offers to Purchase.

This Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with: (i) the certificate representing the Convertible Debenture (the “Convertible Debenture Certificate”) to be deposited pursuant to the Debenture Offer, and (ii) any other required documentation, should be delivered in person or by courier or sent by registered mail to the Depositary (as defined below) at the address set forth on the back page of this Letter of Transmittal.  If you have lost your Convertible Debenture Certificate, or if it has been destroyed or stolen, see Instruction 9.

The Holder of the Convertible Debenture (the “Debentureholder”) wishes to deposit the Convertible Debenture, but the Convertible Debenture Certificate is not immediately available, or if all other required documents cannot be delivered to the Depositary no later than the Expiry Time, then the Debentureholder must deposit the Convertible Debenture according to the guaranteed delivery procedure set forth in Section 3 of the Offers to Purchase in the Offer to Purchase and Circular, “Manner of Acceptance - Procedure for Guaranteed Delivery”.  See Instruction 2 below.

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TO:                                          Pan American Silver Corp.

AND TO:            Kingsdale Shareholder Services Inc. (THE “DEPOSITARY”), AT ITS OFFICES SET OUT HEREIN

The undersigned hereby delivers with this Letter of Transmittal the Convertible Debenture Certificate(s) in respect of the Convertible Debenture described below, and, subject only to the provisions of the Offers to Purchase and Circular, irrevocably accepts the Debenture Offer for the Convertible Debenture represented by the Convertible Debenture Certificate, upon the terms and conditions contained in the Offers to Purchase and Circular.  The following are the details of the enclosed Convertible Debenture Certificate:

CONVERTIBLE DEBENTURE

Convertible Debenture Certificate Number*	Name(s) in which Registered	Principle Amount of Convertible Debenture Represented by Certificate

TOTAL:

(If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)

*                 Unless otherwise indicated, the Convertible Debenture evidenced by any Convertible Debenture Certificate submitted to the Depositary will be deemed to have been deposited under the Debenture Offer.  See Instruction 6 below, “Partial Deposits”.

The undersigned acknowledges receipt of the Offers to Purchase and Circular and represents and warrants that the undersigned (i) has full power and authority to deposit, sell, assign and transfer the Convertible Debenture represented by the enclosed Convertible Debenture Certificate for cancellation (the “Deposited Convertible Debenture”) and any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Convertible Debenture (collectively, “Distributions”), (ii) the Deposited Convertible Debenture and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Convertible Debenture and Distributions, to any other person, (iii) the deposit of the Deposited Convertible Debenture and Distributions complies with applicable laws, and (iv) when the Deposited Convertible Debenture and Distributions are taken up and paid for by Pan American, Pan American will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others and in accordance with the following:  IN CONSIDERATION OF THE DEBENTURE OFFER AND FOR THE VALUE TO BE RECEIVED pursuant thereto the undersigned hereby deposits, sells, assigns and transfers to Pan American all of the right, title and interest in and to the Deposited Convertible Debenture and in and to all rights and benefits arising from the Deposited Convertible Debenture on or after the date of the Debenture Offer, including any and all Distributions.  If, notwithstanding such assignment, any Distributions are received by or made payable to or to the order of the undersigned on or after the date of the Debenture Offer, then without prejudice to Pan American’s rights under Section 4 of the Offers to Purchase in the Offers to Purchase and Circular, “Conditions of the Offers”, the whole of any such Distribution will be received and held by the undersigned for the account of and for the benefit of Pan American and will be promptly remitted and transferred by the undersigned to the Depositary for the account of Pan American, accompanied by appropriate documentation of transfer.  Pending such remittance, Pan American will be entitled to all rights and privileges as owner of any such Distribution and may deduct from the purchase price payable by Pan American pursuant to the Debenture Offer the amount or value of the Distribution, as determined by Pan American in its sole discretion.

Effective on and after the time (the “Effective Time”) that Pan American takes up and pays for the Deposited Convertible Debenture covered by the Letter of Transmittal (which Convertible Debenture upon being taken up is, together with any Distributions thereon, hereinafter referred to as the “Purchased Convertible Debenture”), the undersigned irrevocably constitutes and appoints certain officers of Pan American and any other person designated by Pan American in writing (each an “Appointee”) as the true and lawful agents, attorneys and attorneys-in-fact and proxies of the depositing Debentureholder with respect to the Purchased Convertible Debenture, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest):

(a)                                  to register or record the transfer and/or cancellation of the Purchased Convertible Debenture (to the extent consisting of securities) on the appropriate register maintained by Aquiline or its transfer agent;

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(b)                                 for so long as the Purchased Convertible Debenture is registered or recorded in the name of the Debentureholder, to exercise any and all rights of the Debentureholder, including, without limitation, the right to vote, to execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to Pan American in respect of the Purchased Convertible Debenture and any other property, to revoke any such instrument, authorization or consent given prior to or after the Effective Time, to designate in such instrument, authorization or consent any person or persons as the proxy of the Debentureholder in respect of the Purchased Debentureholder for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Aquiline;

(c)                                  to execute, endorse and negotiate, for and in the name of and on behalf of the Debentureholder, any and all cheques or other instruments, representing any Distributions payable to or to the order of, or endorsed in favour of, the Debentureholder; and

(d)                                 to exercise any other rights of a holder of the Convertible Debenture.

The undersigned revokes any and all authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Convertible Debenture or any Distributions.  No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Convertible Debenture or any Distributions by or on behalf of the undersigned, unless the Deposited Convertible Debenture is not taken up and paid for under the Debenture Offer.

Unless the undersigned withdraws the Deposited Convertible Debenture as provided in the Offers to Purchase and Circular, the undersigned agrees not to vote at any meeting (whether annual, special or otherwise, or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of securities of Aquiline and not to exercise any of the other rights or privileges attached to the Convertible Debenture, and agrees to execute and deliver to Pan American any and all instruments of proxy, authorizations or consents in respect of the Purchased Convertible Debenture, and to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by Pan American as the proxy of the holder of the Purchased Convertible Debenture. Upon such appointment, and provided the undersigned has not withdrawn any Deposited Convertible Debenture as provided in the Offers to Purchase and Circular, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney in fact) or consents given by the holder of the Purchased Convertible Debenture with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

The undersigned covenants to execute, upon the request of Pan American, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Convertible Debenture to Pan American and acknowledges that all authority therein conferred or agreed to be conferred is, to the extent permitted by law, irrevocable and may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such holder.

The undersigned instructs Pan American and the Depositary, upon Pan American taking up the Deposited Convertible Debenture, to mail the certificate(s) representing the Pan American Replacement Debenture by first class mail, postage prepaid, or to hold such certificate(s) for pick-up, in accordance with the instructions given below.  Should the Deposited Convertible Debenture not be purchased, the deposited Convertible Debenture Certificate and other relevant documents shall be returned in accordance with the instructions in the preceding sentence.

The obligations of the undersigned hereunder shall terminate and cease to be of force and effect if the undersigned withdraws any Deposited Aquiline Debenture as provided in the Offers to Purchase and Circular.

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BLOCK A ISSUE CERTIFICATE IN THE NAME OF: (please print or type)	BLOCK B SEND CERTIFICATE (unless Block C is checked) TO: (please print or type)

(Name)	(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (or Zip) Code)	(Street Address and Number)

(Telephone - Business Hours)	(City and Province or State)

(Tax Identification, Social Insurance or Social Security Number)	(Country and Postal (or Zip) Code)

BLOCK C

☐            HOLD CERTIFICATE FOR PICK-UP AT THE OFFICES OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED. (Check box)

Signature guaranteed by (if required under Instruction 4):

	Dated:	, 200

Authorized Signature of Guarantor	Signature of Debentureholder or Authorized Representative - See Instructions 3 and 5

Name of Guarantor (please print or type)	Name of Debentureholder (please print or type)

Address of Guarantor (please print or type)	Name of Authorized Representative, if applicable (please print or type)

Daytime telephone number of Debentureholder or Authorized Representative

Daytime facsimile number of Debentureholder or Authorized Representative

Tax Identification, Social Insurance or Social Security Number of Debentureholder

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BLOCK D

☐                                    CHECK HERE IF THE CONVERTIBLE DEBENTURE IS BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING: (please print or type)

Name of Registered Holder:
Date of Execution of Notice of Guaranteed Delivery:
Window Ticket Number (if any):

Name of Institution which Guaranteed Delivery:

INSTRUCTIONS

1.             Use of Letter of Transmittal

(a)                                  This Letter of Transmittal (or a manually signed facsimile thereof) together with the Convertible Debenture Certificate representing the Deposited Convertible Debenture and all other documents required by the terms of the Offers to Purchase and Circular must be received by the Depositary at any of the offices specified on the back cover page no later than 9:00 p.m. (Eastern time) on December 7, 2009, unless the Debenture Offer is extended or unless the procedure for guaranteed delivery set out in Instruction 2 below is used.

(b)                                 The method of delivery of the Convertible Debenture Certificate, the Letter of Transmittal and all other required documents is at the option and risk of the person depositing those documents.  Pan American recommends that those documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained.  It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary before the Expiry Time.  Delivery will only be effective upon actual receipt by the Depositary.

2.             Procedure for Guaranteed Delivery

If the Debentureholder wishes to deposit the Convertible Debenture pursuant to the Debenture Offer and either (i) the Debenture Certificate(s) is not immediately available; or (ii) the Debenture Certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, the Convertible Debenture may nevertheless be deposited validly under the Debenture Offer, provided that all of the following conditions are met:

(a)                                  the deposit is made by or through an Eligible Institution (as defined below);

(b)                                 a Notice of Guaranteed Delivery (printed on green paper) in the form accompanying the Debenture Offer or a manually signed facsimile thereof, properly completed and signed, is received by the Depositary at its Toronto office at or prior to the Expiry Time as set forth in the accompanying Notice of Guaranteed Delivery; and

(c)                                  the Convertible Debenture Certificate representing the deposited Convertible Debenture in proper form for transfer, together with a Letter of Transmittal or a manually executed facsimile thereof, properly completed and signed (with signatures guaranteed if so required) in accordance with the Letter of Transmittal and all other documents required thereby, are received by the Depositary at its Toronto office at or prior to 9:00 p.m. (Eastern time) on the third trading day on the Toronto Stock Exchange after the Expiry Time.

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The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary at its Toronto office as specified in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.  Delivery of the Notice of Guaranteed Delivery to any office other than the Toronto office of the Depositary specified in the Notice of Guaranteed Delivery does not constitute delivery for purposes of making a guaranteed delivery.

An “Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP).  Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority in the United States, or banks or trust companies in the United States.

3.             Signatures

This Letter of Transmittal must be completed and signed by the registered holder of the Deposited Convertible Debenture accepting the Debenture Offer described above or by such holder’s duly authorized representative (in accordance with Instruction 5).

(a)                                  If this Letter of Transmittal is signed by the registered owner of the Convertible Debenture Certificate, such signature on this Letter of Transmittal must correspond with the name as registered or as written on the face of such Convertible Debenture Certificate without any change whatsoever, and the Convertible Debenture Certificate need not be endorsed.  If the transmitted Convertible Debenture Certificate is owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b)                                 If this Letter of Transmittal is signed by a person other than the registered owner of the Convertible Debenture Certificate, or if certificate(s) representing the Pan American Replacement Debenture are to be issued to a person other than the registered owner(s):

(i)                                   the deposited Convertible Debenture Certificate must be endorsed or accompanied by an appropriate transfer power of attorney duly and properly completed by the registered owner; and

(ii)                                the signature on such endorsement or power of attorney must correspond exactly to the name of the registered owner as registered or as appearing on the Convertible Debenture Certificate and must be guaranteed as noted in Instruction 4 below.

4.             Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered owner of the Deposited Convertible Debenture, or if the Deposited Convertible Debenture purchased is to be returned to a person other than such registered owner or sent to an address other than the address of the registered owner as shown on the relevant security holder registers of Aquiline or if payment is to be issued in the name of a person other than the registered owner of the Deposited Convertible Debenture, such signature must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).  See Instruction 2 for the definition of Eligible Institution.

5.             Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person acting as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership, or association, or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act.  The Offeror or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

6.             Partial Deposits

If less than the principal amount of the Convertible Debenture evidenced by any Convertible Debenture Certificate submitted is to be deposited, fill in the principal amount of the Convertible Debenture to be deposited in the appropriate space on this Letter of Transmittal.  In such case, new Securities Certificate(s) for the number of Securities not deposited

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will be sent to the registered holder as soon as practicable after the Expiry Time.  The total number of Securities evidenced by all Security Certificates delivered will be deemed to have been deposited unless otherwise indicated.

7.             Stock Transfer Tax

Except as otherwise provided in this Instruction 7, Pan American will pay all stock transfer tax with respect to the transfer and sale of the Convertible Debenture to it or its order pursuant to the Debenture Offer. If, however, payment of the purchase price is to be made to, or if a Convertible Debenture Certificate for the Convertible Debenture is not deposited or not accepted for payment or are to be registered in the name of any person other than the registered holder(s), or if deposited Convertible Debenture Certificates for the Convertible Debenture is registered in the name of any person other than the person(s) signing this Letter of, Transmittal, the amount of any stock transfer tax (whether imposed on the registered holder(s) or such other person) payable on account of the transfer to such other person will be deducted from the purchase price of the Convertible Debenture purchased unless evidence satisfactory to Pan American, in its sole discretion, of the payment of such tax, or exemption therefrom, is submitted.

8.             Miscellaneous

(a)                                  If the space on this Letter of Transmittal is insufficient to list the Convertible Debenture Certificate for the Deposited Convertible Debenture, additional information may be included on a separate signed list affixed to this Letter of Transmittal.

(b)                                 If the Deposited Convertible Debenture is registered in different forms (e.g., “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)                                  No alternative, conditional or contingent deposits will be acceptable. The Depositing Debentureholder by execution of this Letter of Transmittal (or a facsimile hereof) waives any right to receive any notice of the acceptance of Deposited Securities for payment, except as required by applicable law.

(d)                                 The Debenture Offer and any agreement resulting from the acceptance of the Debenture Offer will be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Debenture Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

(e)                                  Pan American will not pay any fees or commissions to any stockbroker or investment dealer or any other person for soliciting the deposit of the Convertible Debenture pursuant to the Debenture Offer except as otherwise set forth in the Offers to Purchase and Circular (other than to dealer managers, soliciting dealers and the Depositary).

(f)                                    Additional copies of the Offers to Purchase and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at the addresses set forth on the back page of this Letter of Transmittal.

9.             Lost Certificates

If the Convertible Debenture Certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will forward such letter to Aquiline’s registrar and transfer agent so that the transfer agent may provide replacement instructions. If the Convertible Debenture Certificate has been lost or destroyed, please ensure that you provide your telephone number so that the Depositary or Aquiline’s transfer agent may contact you.

THIS LETTER OF TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE (TOGETHER WITH THE CONVERTIBLE DEBENTURE CERTIFICATE AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY OR A MANUALLY SIGNED FACSIMILE THEREOF MUST BE RECEIVED BY THE DEPOSITARY NO LATER THAN THE EXPIRY TIME.

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The Depositary for the Debenture Offer is:

The Depositary and Information Agent for the Offers is:

By Mail	By Registered, by Hand or by Courier
The Exchange Tower	The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361 Toronto, Ontario M5X 1E2	130 King Street West, Suite 2950, Toronto, Ontario M5X 1E2

North American Toll Free Phone:

1-888-518-6824

E-mail: contactus@kingsdaleshareholder.com

Facsimile:  416-867-2271

Toll Free Facsimile:  1-866-545-5580

Outside North America, Banks and Brokers Call Collect:  416-867-2272

Any questions and requests for assistance may be directed by the Aquiline Debentureholder to the Depositary at its telephone number and locations set out above.  The Aquiline Debentureholder may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Debenture Offer.

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THIS IS NOT A LETTER OF TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY

for Securities of

AQUILINE RESOURCES INC.

pursuant to the Offers to Purchase dated October 30, 2009 of

PAN AMERICAN SILVER CORP.

THE OFFERS ARE OPEN FOR ACCEPTANCE UNTIL 9:00 P.M. (EASTERN TIME) ON December 7, 2009 (THE “EXPIRY TIME”), UNLESS EXTENDED OR WITHDRAWN

This Notice of Guaranteed Delivery must be used to accept the offers to purchase contained in the offers to purchase and circular dated October 30, 2009 (the “Offers to Purchase and Circular”) made by Pan American Silver Corp. (“Pan American”) to purchase:

(a)           all of the outstanding common shares (the “Aquiline Shares”) of Aquiline Resources Inc. (“Aquiline”), including Aquiline Shares issuable (and that, prior to the Expiry Time, are actually issued or are conditionally issued upon the exchange, conversion or exercise of any securities of Aquiline that are convertible into or exchangeable or exercisable for Aquiline Shares), but excluding Aquiline Shares owned by Pan American or its affiliates;

(b)          the following common share purchase warrants of Aquiline (the “Aquiline Warrants”): (i) each of the outstanding February 2008 Warrants; (ii) each of the outstanding May 2008 Warrants;  (iii) each of the outstanding October 2008 Warrants, and; (iv) each of the outstanding November 2008 Warrants; and

(c)       the $17.5 million convertible debenture in favour of Silverstone Resources (Barbados) Corp. and its successors and permitted assigns, which may be converted into: (i) 1,458,333 Aquiline Shares, upon the conversion thereof at a conversion price of $12.00 per Aquiline Share; or (ii) a contract granting Silverstone Resources (Barbados) Corp. and its successors and permitted assigns the right to purchase 12.5% of the life of minded payable silver from the Loma de La Plata zone of the Navidad Project (the Convertible Debenture, and together with the Aquiline Shares and Aquiline Warrants, the “Securities”);

where (i) Certificate(s) representing the Securities to be deposited are not immediately available; or (ii) the holder of Securities (the “Aquiline Securityholder”) cannot deliver all other required documents to the Depositary at or prior to the Expiry Time. This Notice of Guaranteed Delivery may be delivered by hand, mailed, or transmitted by facsimile transmission to the office of the Depositary set forth below.

The terms and conditions of the Offers are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery which are defined in the Offers to Purchase and Circular have the meanings given to them therein.

TO:         PAN AMERICAN SILVER CORP.

AND TO:            KINGSDALE SHAREHOLDER SERVICES INC. (THE “DEPOSITARY”), at its office set forth below

By Mail	By Registered Mail, Hand or Courier

The Exchange Tower	The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361	130 King Street West, Suite 2950,
Toronto, Ontario, M5X 1E2	Toronto, Ontario, M5X 1E2

By Facsimile Transmission

Facsimile: (416) 867-2271

Toll Free Facsimile: 1-866-545-5580

If an Aquiline Securityholder wishes to deposit Securities pursuant to the Offers to Purchase and Circular and either (i) the certificate(s) representing the Securities are not immediately available; or (ii) the certificate(s) representing the Securities and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Securities may nevertheless be deposited validly under the Offers to Purchase and Circular, provided that all of the following conditions are met:

(a)           the deposit is made by or through an Eligible Institution (as defined below);

(b)                                   this Notice of Guaranteed Delivery in the form accompanying the Offers to Purchase and Circular or a manually signed facsimile, properly completed and signed, is received by the Depositary at its Toronto office at or prior to the Expiry Time; and

(c)                                    the certificate(s) representing deposited Securities in proper form for transfer, together with the applicable Letter(s) of Transmittal or a manually executed facsimile thereof, properly completed and signed (with signatures guaranteed if so required) in accordance with the applicable Letter(s) of Transmittal and all other documents required thereby, are received by the Depositary at its Toronto office at or prior to 9:00 p.m. (Eastern time) on the third trading day on the Toronto Stock Exchange after the Expiry Time.

An “Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP).  Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority in the United States, or banks or trust companies in the United States.

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OR TRANSMISSION VIA A FACSIMILE NUMBER, OTHER THAN AS SET FORTH ABOVE, DOES NOT CONSTITUTE A VALID DELIVERY.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures.  If a signature on a Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear in the appropriate space in the Letter of Transmittal.

The undersigned hereby deposits with Pan American and the Depositary, upon the terms and subject to the conditions set forth in the Offers to Purchase and Circular and the applicable Letter(s) of Transmittal, receipt of which is hereby acknowledged, the Securities listed below, pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offers to Purchase in the Offers to Purchase and Circular, “Manner of Acceptance – Procedure for Guaranteed Delivery”.

2

NOTE:  DO NOT SEND CERTIFICATES FOR SECURITIES WITH THIS NOTICE OF GUARANTEED DELIVERY.  CERTIFICATES FOR SECURITIES SHOULD BE SENT WITH YOUR LETTER(S) OF TRANSMITTAL.   PLEASE COMPLETE THE APPLICABLE TABLE(S) BELOW:

AQUILINE SHARES

Share Certificate Number(s)*	Name(s) in which Registered	Number of Aquiline Shares Represented by Share Certificate	Number of Aquiline Shares Deposited*

TOTAL:

(If space is insufficient, please attach a list to this Notice of Guaranteed Delivery in the above form.)

AQUILINE WARRANTS

Aquiline Warrant Certificate Number(s)*	Name(s) in which Registered	Number and Series of Aquiline Warrants Represented by Warrant Certificate	Number and Series of Aquiline Warrants Deposited*

TOTAL:

(If space is insufficient, please attach a list to this Notice of Guaranteed Delivery in the above form.)

CONVERTIBLE DEBENTURE

Convertible Debenture Certificate Number(s)*	Name(s) in which Registered	Principle Amount of Convertible Debenture Represented by Certificate

TOTAL:

(If space is insufficient, please attach a list to this Notice of Guaranteed Delivery in the above form.)

*                 Unless otherwise indicated, all Securities evidenced by any certificate(s) submitted to the Depositary will be deemed to have been deposited under the Securities Offer.

Signature(s) of Holder(s) of Securities	Address(es)

Name (please print)

Date	Zip Code/Postal Code

Area Code and Telephone Number of Holder(s) of Securities

3

TAX DEFERRAL ELECTION

As described under the heading “Canadian Federal Income Tax Considerations” in Section 20 of the Circular in the Offers to Purchase and Circular, certain Aquiline Securityholders (each an “Eligible Holder”) are entitled to require Pan American to make a joint election (a “Tax Election”) pursuant to Section 85 of the Income Tax Act (Canada) and, if applicable, the corresponding provisions of any provincial tax legislation in the form prescribed for federal, and if applicable provincial, tax purposes (collectively, a “Tax Election Form”) in order to achieve a tax-deferred exchange of Aquiline Shares pursuant to the Share Offer.

An Eligible Holder means an Aquiline Securityholder who is (a) a resident of Canada for the purposes of the Tax Act and who is not exempt from tax on income under Part I of the Tax Act, or (b) a partnership any member of which is a person described in (a).

Each Eligible Holder who wishes to make a Tax Election must so indicate by checking the box provided for that purpose at the bottom of this box.  Pan American shall, within 30 days after the Expiry Time, send a tax election information package (the “Tax Election Package”) containing an instruction letter providing detailed instructions on how to make the Tax Election to each Eligible Holder who checks the box and returns this Notice of Guaranteed Delivery to Pan American at the above address on or before the Expiry Time.  It shall be the Eligible Holder’s responsibility to obtain the Tax Election Form from the Canada Revenue Agency (“the CRA”), and with provincial tax authorities if applicable, within the time prescribed for those purposes.  Pan American will not have any obligation to make a joint Tax Election with any Eligible Holder who does not so check the box and return this Notice of Guaranteed Delivery.

Subject to the more detailed instructions that will be included in the Tax Election Package, each Eligible Holder to whom a Tax Package is sent must obtain, fully complete and sign one copy of the relevant Tax Election Form, and send the Tax Election Form, so completed and signed, to Pan American, Attention: Aquiline Election Process, 625 Howe Street, Suite 1500, Vancouver, BC, Canada, V6C 2T6, in time to be received by Pan American on or before the ninetieth day after the Expiry Time.  Pan American will, within 30 days after such receipt, sign and return each Tax Election Form that it so receives to the relevant Eligible Holder The Eligible Holder shall be solely responsible for filing the completed and jointly signed Tax Election Form with the CRA , and with provincial tax authorities if applicable, within the time prescribed for those purposes.  A summary of those prescribed time limits are set forth in Section 20 of the Circular.  Eligible Holders should consult their own tax advisers for assistance with respect to making a valid Tax Election.

Pan American’s only obligation with respect to Tax Election Forms is to sign those Tax Election Forms that it receives at its address set out above, duly completed and signed by an Eligible Holder, and return them within 90 days after the Expiry Time.  Pan American will have no obligation to sign any other Tax Election Form, or to file any Tax Election Form with the CRA or provincial tax authorities.

Compliance with the requirements to ensure a valid Tax Election is filed under Section 85 of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) is the sole responsibility of the Eligible Holder making the election.  Accordingly, neither Pan American nor the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to complete or sign any election form properly or to file it properly within the time prescribed and in the form prescribed under the Tax Act (and the corresponding provisions of any applicable provincial tax legislation).

☐                                    Tax Election Package Required.

4

GUARANTEE

(Not to be used for signature guarantee)

The undersigned, an Eligible Institution, guarantees delivery to the Depositary, at its address set forth herein, of the certificate(s) representing the Securities deposited hereby, each in proper form for transfer with respect to all Securities deposited hereby, together with the applicable Letter(s) of Transmittal (or a facsimile thereof), properly completed and duly executed with any required signature guarantees, covering the deposited Securities and all other documents required by the applicable Letters(s) of Transmittal at or prior to 9:00 p.m. (Eastern time) on the third trading day on the Toronto Stock Exchange after the Expiry Time.

Failure to comply with the foregoing could result in a financial loss to such Eligible Institution.

Name of Firm	Authorized Signature

Address of Firm	Name (please print)

Title

Zip Code/Postal Code	Date

Telephone Number

5

Any questions and requests for assistance may be directed to the

Depositary and Information Agent:

By Mail	By Registered, by Hand or by Courier

The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361 Toronto, Ontario M5X 1E2	The Exchange Tower 130 King Street West, Suite 2950, Toronto, Ontario M5X 1E2

North American Toll Free Phone:

1 888 518 6824

E-mail: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

6

 PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification.

        Section 160 of the Business Corporations Act (British Columbia) (the "BCBCA") authorizes a company to indemnify past and present directors and officers of the company and past and present directors and officers of a corporation of which the company is or was a shareholder, against liabilities incurred in connection with the provision of their services as such if the director or officer acted honestly and in good faith with a view to the best interests of the company and, in the case of a criminal or administrative proceeding, if he or she had reasonable grounds for believing that his or her conduct was lawful. Section 165 of the BCBCA provides that a company may purchase and maintain liability insurance for the benefit of such directors and officers.

        In accordance with the BCBCA, the Articles of the Registrant provide that the Registrant will indemnify its directors, former directors, Secretary or Assistant Secretary, and may indemnify its officers, employees or agents and those of its subsidiaries, and directors and former directors of its subsidiaries, and each of their respective heirs and representatives, against all losses, charges and expenses howsoever incurred by them as a result of their actions in such capacities. The Registrant has entered into agreements with each of its directors confirming this indemnity. The failure of a director or officer of the Registrant to comply with the provisions of the BCBCA or the Registrant's Memorandum or Articles, however, will invalidate any indemnity which he or she is entitled to.

        A policy of directors' and officers' liability insurance is maintained by the Registrant which insures directors and officers for losses as a result of claims against the directors and officers of the Registrant in the indemnity provisions under the Articles and the BCBCA.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

III-1

Exhibits

        The following exhibits have been filed as part of the Registration Statement:

Exhibit No.		Description
3.1		Support Agreement and the related Disclosure Letter between the Registrant and Aquiline, dated October 14, 2009 (incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on October 23, 2009).
3.2		Form of Lock-Up Agreement between the Registrant and each of the directors and senior officers of Aquiline.
3.3	*	Form of Warrant Indenture between the Registrant and Computershare Trust Company of Canada.
3.4	*	Form of Pan American Replacement Warrant Certificate (as defined in the offers to purchase and circular).
4.1		Annual information form of the Registrant for the fiscal year ended December 31, 2008, dated March 31, 2009 (incorporated by reference to the Registrant's Annual Report on Form 40-F for the fiscal year ended December 31, 2008, filed with the Commission on March 31, 2009).
4.2		Audited comparative consolidated financial statements of the Registrant and the notes thereto for the financial years ended December 31, 2007 and 2008, together with the report of the auditors thereon (incorporated by reference to the Registrant's Annual Report on Form 40-F for the fiscal year ended December 31, 2008, filed with the Commission on March 31, 2009).
4.3		Management's discussion and analysis of the financial condition and results of operations of the Registrant for the fiscal years ended December 31, 2007 and 2008 (incorporated by reference to the Registrant's Annual Report on Form 40-F for the fiscal year ended December 31, 2008, filed with the Commission on March 31, 2009).
4.4		Management information circular of the Registrant dated April 7, 2009, prepared in connection with the annual meeting of shareholders of the Registrant held on May 12, 2009 (incorporated by reference to the Registrant's Report on Form 6-K furnished to the Commission on April 14, 2009).
4.5		Unaudited comparative financial statements of the Registrant and the notes thereto for the three and six months ended June 30, 2009 (incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on August 12, 2009).
4.7		Management's discussion and analysis of the financial condition and results of operations of the Registrant for the three and six months ended June 30, 2009 (incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on August 12, 2009).
4.8		Material change report, dated February 6, 2009, relating to the announcement of the Registrant's intention to make a public offering of 5,540,000 Pan American Shares and the filing of preliminary shelf prospectus supplement in connection therewith.
4.9		Material change report, dated October 22, 2009, relating to the announcement of the Offers (incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on October 22, 2009).
4.10		The audited consolidated financial statements of Aquiline and the notes thereto as at and for the years ended December 31, 2008 and 2007, together with the auditors' report thereon.

III-2

Exhibit No.	Description
4.11	The unaudited interim consolidated financial statements of Aquiline and the notes thereto for the three and six month periods ended June 30, 2009.
5.1	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants.
5.2	Consent of MSCM, LLP, chartered accountants, licensed public accountants.
5.3	Consent of Borden Ladner Gervais, LLP.
5.4	Consent of Michael Steinmann.
5.5	Consent of Martin Wafforn.
6.1	Powers of Attorney (included in Part III of this Registration Statement).

*
To be filed by Amendment.

        The Support Agreement and the related Disclosure Letter have been included as an exhibit to this Registration Statement to provide readers with information regarding their terms. They are not intended to provide any other factual information about the Registrant or Aquiline. Such information can be found elsewhere in this Registration Statement and in the other public filings that the Registrant makes with the Commission, which are available without charge at www.sec.gov. The representations and warranties described below and included in the Support Agreement and the Disclosure Letter were made by each of the Registrant and Aquiline to the other. These representations and warranties were made as of specific dates and are subject to important exceptions and limitations, including a contractual standard of materiality that is different from that generally applicable under federal securities laws. In addition, the representations and warranties may have been included in the Support Agreement and the Disclosure Letter for the purpose of allocating risk between the Registrant and Aquiline, rather than to establish matters as facts. The Support Agreement and the Disclosure Letter are included as an exhibit to this Registration Statement only to provide readers with information regarding its terms and conditions, and not to provide any other factual information regarding the Registrant, Aquiline or their respective businesses. Accordingly, readers should not rely on the representations and warranties in the Support Agreement or the Disclosure Letter as characterizations of the actual state of facts about the Registrant and Aquiline, and should read the information provided elsewhere in this Registration Statement and in the documents incorporated by reference into this Registration Statement for information regarding the Registrant and Aquiline and their respective businesses.

The representations and warranties contained in the Support Agreement are qualified by information in the Disclosure Letter. The Registrant has included a redacted version of the Disclosure Letter in Exhibit 3.1 that excludes certain confidential information in accordance with applicable Canadian securities laws. While the Registrant does not believe that the redacted material contains information securities laws require it to publicly disclose, the redacted materials in the Disclosure Letter do contain information that modifies, quantifies and creates exceptions to the representations and warranties set forth in the Support Agreement. Accordingly, readers should not rely on the representations and warranties as characterizations of the actual state of facts, since they are modified in important part by the redacted materials in the Disclosure Letter. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Support Agreement, which subsequent information may or may not be fully reflected in the public disclosures by the Registrant or Aquiline.

III-3

 PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.    Undertaking.

        The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-80 or to transactions in such securities.

        The Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the Registrant's securities or of the subject issuer's securities during the exchange offer. Such information shall be set forth in amendments to this Form.

Item 2.    Consent to Service of Process.

    (a)        The Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

    (b)        Any change to the name or address of the Registrant's agent for service of process shall be communicated promptly to the Commission by an Amendment to Form F-X referencing the file number of this Registration Statement.

III-4

 SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-80 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Vancouver, British Columbia, Canada on October 30, 2009.

PAN AMERICAN SILVER CORP.
By:	/s/ GEOFFREY A. BURNS Geoffrey A. Burns President and Chief Executive Officer

        KNOW ALL MEN AND WOMEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Geoffrey A. Burns and Robert P. Pirooz, and each of them, either of whom may act without the joinder of the other, the true and lawful attorney-in-fact and agent of the undersigned, with full power of substitution and resubstitution, to execute in the name, place and stead of the undersigned, in any and all such capacities, any and all amendments (including post-effective amendments) to this Registration Statement and registration statements filed pursuant to Rule 429 under the Securities Act of 1933, and all instruments necessary or in connection therewith, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the United States Securities and Exchange Commission, and hereby grants to each such attorney-in-fact and agent, each acting alone, full power and authority to do and perform in the name and on behalf of the undersigned each and every act and thing whatsoever necessary or advisable to be done, as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by or on behalf of the following persons in the capacities indicated, on October 30, 2009.

Signature	Title

/s/ GEOFFREY A. BURNS Geoffrey A. Burns	President and Chief Executive Officer, Director (Principal Executive Officer)
/s/ A. ROBERT DOYLE A. Robert Doyle	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/s/ ROSS J. BEATY Ross J. Beaty	Chairman of the Board of Directors
/s/ WILLIAM A. FLECKENSTEIN William A. Fleckenstein	Director

III-5

Signature	Title

/s/ MICHAEL LARSON Michael Larson	Director
/s/ MICHAEL J.J. MALONEY Michael J.J. Maloney	Director
/s/ ROBERT P. PIROOZ Robert P. Pirooz	General Counsel, Secretary, and Director
/s/ PAUL B. SWEENEY Paul B. Sweeney	Director
/s/ DAVID C. PRESS David C. Press	Director
/s/ WALTER T. SEGSWORTH Walter T. Segsworth	Director

III-6

 AUTHORIZED REPRESENTATIVE

        Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the Authorized Representative has duly caused this Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of the Registrant in the United States, in the City of Vancouver, British Columbia, Canada on October 30, 2009.

PAN AMERICAN MINERALS INC. (Authorized Representative)
By:	/s/ GEOFFREY A. BURNS
Name: Geoffrey A. Burns Title: Authorized Signatory

III-7

 EXHIBIT INDEX

Exhibit No.		Description
3.1		Support Agreement and the related Disclosure Letter between the Registrant and Aquiline, dated October 14, 2009 (incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on October 23, 2009).
3.2		Form of Lock-Up Agreement between the Registrant and each of the directors and senior officers of Aquiline.
3.3	*	Form of Warrant Indenture between the Registrant and Computershare Trust Company of Canada.
3.4	*	Form of Pan American Replacement Warrant Certificate (as defined in the offers to purchase and circular).
4.1		Annual information form of the Registrant for the fiscal year ended December 31, 2008, dated March 31, 2009 (incorporated by reference to the Registrant's Annual Report on Form 40-F for the fiscal year ended December 31, 2008, filed with the Commission on March 31, 2009).
4.2		Audited comparative consolidated financial statements of the Registrant and the notes thereto for the financial years ended December 31, 2007 and 2008, together with the report of the auditors thereon (incorporated by reference to the Registrant's Annual Report on Form 40-F for the fiscal year ended December 31, 2008, filed with the Commission on March 31, 2009).
4.3		Management's discussion and analysis of the financial condition and results of operations of the Registrant for the fiscal years ended December 31, 2007 and 2008 (incorporated by reference to the Registrant's Annual Report on Form 40-F for the fiscal year ended December 31, 2008, filed with the Commission on March 31, 2009).
4.4		Management information circular of the Registrant dated April 7, 2009, prepared in connection with the annual meeting of shareholders of the Registrant held on May 12, 2009 (incorporated by reference to the Registrant's Report on Form 6-K furnished to the Commission on April 14, 2009).
4.5		Unaudited comparative financial statements of the Registrant and the notes thereto for the three and six months ended June 30, 2009 (incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on August 12, 2009).
4.7		Management's discussion and analysis of the financial condition and results of operations of the Registrant for the three and six months ended June 30, 2009 (incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on August 12, 2009).
4.8		Material change report, dated February 6, 2009, relating to the announcement of the Registrant's intention to make a public offering of 5,540,000 Pan American Shares and the filing of preliminary shelf prospectus supplement in connection therewith.
4.9		Material change report, dated October 22, 2009, relating to the announcement of the Offers (incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on October 22, 2009).
4.10		The audited consolidated financial statements of Aquiline and the notes thereto as at and for the years ended December 31, 2008 and 2007, together with the auditors' report thereon.
4.11		The unaudited interim consolidated financial statements of Aquiline and the notes thereto for the three and six month periods ended June 30, 2009.

III-8

Exhibit No.	Description
5.1	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants.
5.2	Consent of MSCM, LLP, chartered accountants, licensed public accountants.
5.3	Consent of Borden Ladner Gervais, LLP.
5.4	Consent of Michael Steinmann.
5.5	Consent of Martin Wafforn.
6.1	Powers of Attorney (included in Part III of this Registration Statement).

*
To be filed by Amendment.

        The Support Agreement and the related Disclosure Letter have been included as an exhibit to this Registration Statement to provide readers with information regarding their terms. They are not intended to provide any other factual information about the Registrant or Aquiline. Such information can be found elsewhere in this Registration Statement and in the other public filings that the Registrant makes with the Commission, which are available without charge at www.sec.gov. The representations and warranties described below and included in the Support Agreement and the Disclosure Letter were made by each of the Registrant and Aquiline to the other. These representations and warranties were made as of specific dates and are subject to important exceptions and limitations, including a contractual standard of materiality that is different from that generally applicable under federal securities laws. In addition, the representations and warranties may have been included in the Support Agreement and the Disclosure Letter for the purpose of allocating risk between the Registrant and Aquiline, rather than to establish matters as facts. The Support Agreement and the Disclosure Letter are included as an exhibit to this Registration Statement only to provide readers with information regarding its terms and conditions, and not to provide any other factual information regarding the Registrant, Aquiline or their respective businesses. Accordingly, readers should not rely on the representations and warranties in the Support Agreement or the Disclosure Letter as characterizations of the actual state of facts about the Registrant and Aquiline, and should read the information provided elsewhere in this Registration Statement and in the documents incorporated by reference into this Registration Statement for information regarding the Registrant and Aquiline and their respective businesses.

The representations and warranties contained in the Support Agreement are qualified by information in the Disclosure Letter. The Registrant has included a redacted version of the Disclosure Letter in Exhibit 3.1 that excludes certain confidential information in accordance with applicable Canadian securities laws. While the Registrant does not believe that the redacted material contains information securities laws require it to publicly disclose, the redacted materials in the Disclosure Letter do contain information that modifies, quantifies and creates exceptions to the representations and warranties set forth in the Support Agreement. Accordingly, readers should not rely on the representations and warranties as characterizations of the actual state of facts, since they are modified in important part by the redacted materials in the Disclosure Letter. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Support Agreement, which subsequent information may or may not be fully reflected in the public disclosures by the Registrant or Aquiline.

III-9

QuickLinks

PART I INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
NOTICE TO AQUILINE SECURITYHOLDERS IN THE UNITED STATES
NOTICE TO AQUILINE OPTIONHOLDERS
INFORMATION CONCERNING AQUILINE
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING MINERAL RESOURCE CALCULATIONS
PRESENTATION OF FINANCIAL INFORMATION AND EXCHANGE RATE INFORMATION
NON-GAAP MEASURES
TABLE OF CONTENTS
QUESTIONS AND ANSWERS ABOUT THE OFFERS
SUMMARY OF THE OFFERS
DEFINITIONS
THE OFFERS TO PURCHASE
CIRCULAR
CONSENTS OF COUNSEL
CONSENTS OF AUDITORS
APPROVAL AND CERTIFICATE OF PAN AMERICAN
SCHEDULE "A" TABLE OF CONTENTS
PAN AMERICAN SILVER CORP. PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET As at June 30, 2009 (Unaudited) (Expressed in thousands of United States dollars)
PAN AMERICAN SILVER CORP. PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS Six months ended June 30, 2009 (Unaudited) (Expressed in thousands of United States dollars, except per share amounts)
PAN AMERICAN SILVER CORP. PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS Year ended December 31, 2008 (Unaudited) (Expressed in thousands of United States dollars, except per share amounts)
PAN AMERICAN SILVER CORP. NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (expressed in thousands of United States dollars)
  Schedule 1
PAN AMERICAN SILVER CORP. PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS BALANCE SHEET OF AQUILINE RESOURCES INC. As at June 30, 2009 (Unaudited) (Expressed in thousands of dollars)
  Schedule 2
PAN AMERICAN SILVER CORP. PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS STATEMENT OF OPERATIONS OF AQUILINE RESOURCES INC. Six months ended June 30, 2009 (Unaudited) (Expressed in thousands of dollars, except per share amounts)
  Schedule 3
PAN AMERICAN SILVER CORP. PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS STATEMENT OF OPERATIONS OF AQUILINE RESOURCES INC. Year ended December 31, 2008 (Unaudited) (Expressed in thousands of dollars, except per share amounts)
SCHEDULE "B" CERTAIN INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF PAN AMERICAN
SCHEDULE "C" SECTIONS 187-189 OF THE OBCA
PART II INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
PART III UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
  Item 1. Undertaking.
  Item 2. Consent to Service of Process.
SIGNATURES
AUTHORIZED REPRESENTATIVE
EXHIBIT INDEX